

13001431
Received SEC
MAY 13 2013
Washington, DC 20549

Jones Lang LaSalle Incorporated
2012 Annual Report

Who We Are

Jones Lang LaSalle is a professional services and investment management firm specializing in real estate.

We offer integrated services delivered by expert teams worldwide to clients seeking increased value by owning, occupying, developing or investing in real estate.

- With 2012 global revenue of more than $3.9 billion, our 48,000 colleagues serve clients in 70 countries from more than 1,000 locations worldwide, including more than 200 corporate offices.
- We are an industry leader in property and corporate facility management services, with a portfolio of 2.6 billion square feet worldwide.
- During 2012, we completed 30,500 transactions for landlord and tenant clients, representing 618 million square feet of space.
- We provided capital markets services for $63 billion of client transactions.
- LaSalle Investment Management, our investment management business, is one of the world's largest and most diverse in real estate with $47 billion of assets under management.



On our cover and right: First Tower in Paris, France's tallest office building, has been awarded the prestigious LEED Gold certification by the U.S. Green Building Council. The owner, an affiliate of Beacon Capital Partners, LLC, was advised in its LEED certification efforts by the Energy and Sustainability Services group of Jones Lang LaSalle and by the Sustainability Consulting group of Elan.

The award represents the first LEED Gold certification for New Construction to be made in France, and recognizes the significant environmental efficiencies achieved from the redevelopment of First Tower, the most prominent landmark in the city's La Defense office district. Among the accomplishments achieved during First Tower's renovation were energy savings of 26 percent compared with a basic building defined by ASHRAE (USGBC) through new lighting, mechanical systems and a specially-designed thermal façade. In addition, 100% of First Tower's occupants have individual control of their ventilation and temperature levels.

Financial Highlights

April, 2013

Select Financial Data for Jones Lang LaSalle



($ in thousands, except share data)	2010	2011	**2012**
Revenue	$ 2,925,613	3,584,544	3,932,830
Operating expenses:			
Compensation and benefits	1,899,181	2,330,520	2,546,965
Operating, administrative and other	687,815	863,860	972,231
Depreciation and amortization	71,573	82,832	78,810
Restructuring charges and acquisition charges	6,386	56,127	45,421
Total operating expenses	$ 2,664,955	3,333,339	3,643,427
Operating income	260,658	251,205	289,403
Net income available to common shareholders	$ 153,524	163,997	207,556
Diluted earnings per common share	$ 3.48	3.70	4.63
EBITDA[1]	$ 319,937	338,807	390,783

These financial highlights should be read in conjunction with our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in our annual report on Form 10-K for the year ended December 31, 2012.

The following table sets forth the high and low daily closing prices of our Common Stock as reported on the New York Stock Exchange.

2011	High	Low
Fourth Quarter	$ 69.87	$ 47.04
Third Quarter	$ 99.26	$ 49.77
Second Quarter	$107.72	$ 88.25
First Quarter	$102.57	$ 84.39

2012	High	Low
Fourth Quarter	$86.16	$73.53
Third Quarter	$83.81	$64.67
Second Quarter	$85.09	$66.56
First Quarter	$87.08	$63.21

[1]EBITDA represents earnings before interest expense, net of interest income, income taxes, depreciation and amortization. Although EBITDA is a non-GAAP financial measure, EBITDA is used extensively by management and is useful to investors and lenders as a metric for evaluating operating performance and liquidity. However, EBITDA should not be considered as an alternative either to net income or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). A reconciliation of our EBITDA to net income and net cash provided by operating activities is contained in ITEM 6, Selected Financial Data, in our annual report on Form 10-K for the year ended December 31, 2012.

To Our Stakeholders



Jones Lang LaSalle recorded another successful year in 2012. We continued to grow and prosper in recovering, but still challenging, markets, recording a significant earnings increase and generating record revenue. Thanks to the outstanding performance of our people, we expanded existing client relationships, won important new mandates, strengthened our investment-grade balance sheet, increased productivity and continued to grow market share.

Operating a Sustainable Enterprise

Through the years we have learned how vital and valuable it is to build long-term relationships with our clients, respecting them and earning their trust. We also realize that to remain relevant competitively and financially, we need to keep growing to generate profits for shareholders, create opportunities and rewards for employees and fund investments for further growth. And as globalization continues to redefine our industry and our clients' needs, we continue to tighten the links among our different businesses and geographies. Effective corporate governance and enterprise risk management, plus our shared values of client service, teamwork and the highest ethical standards, shape all these priorities.

This report focuses on the events of a single year, but it draws on a history dating back to the original founding of the Jones Lang Wootton companies in London in 1783. We extended our historical roots even farther, to 1760, with the King Sturge merger. Our collective ability to thrive for more than 250 years suggests we have always had the people who know what it takes to sustain a company over time.

Our definition of sustainability encompasses all the important and inter-related elements that constitute a sustainable enterprise, a company all our stakeholders – clients, employees, shareholders, suppliers and the communities in which we operate – can trust and rely on for the long term. And we recognize the responsibility we have within the global community to act as a role model for good corporate governance and citizenship, and for the environmental and social impacts of our organization.

Generating Strong Financial Results

Our 2012 financial results offer just one measure of our ability to create and sustain long-term value. Revenue increased to a record $3.9 billion, 10 percent above 2011 levels. Adjusted net income reached $245 million, or $5.48 per share, a 14 percent year-on-year increase.

We are proud of our ability to generate strong cash flow as our business has produced nearly $1 billion of cash from operations over the past three years, $700 million after capital expenditures. We are disciplined in the deployment of cash, using both strategic and financial hurdles to assess opportunities to grow our business and expand market share within a consolidating industry.

We maintained a healthy balance sheet throughout the year. In the fourth quarter, we issued $275 million of 4.4 percent Senior Notes due November 2022. Sold to a diverse group of investors, these investment-grade notes further strengthened our liquidity and balance sheet. We used proceeds from the issuance to reduce borrowings on our long-term revolving credit facility, whose outstanding debt stood at $169 million at year-end, down from $463 million at the end of 2011.

Pursuing our Global Growth Priorities

Throughout 2012, we positioned our businesses to take advantage of recovering markets by continuing to invest in growth, structuring our activities around five global priorities, which we call the G5. The G5 form the ongoing core of the strategies we pursue to sustain the organization as a thriving, value-creating enterprise for the benefit of all of our stakeholders.

The first G focuses on extending our competitive position in the world's key real estate and capital markets. The next three address global opportunities in outsourcing, investment sales and institutional investment management. The fifth G reflects our intent to connect our people, service lines, technologies and market positions globally to best serve the changing and increasingly demanding needs of our clients and to successfully manage the enterprise risks we face regularly.

G1 Build our leading local and regional market positions

Our ability to serve clients – locally, regionally or globally – ultimately depends on our competitive presence in key local markets around the world. We continually look for ways to improve our position and stature in these markets.

Throughout the year, we hired selectively, attracting talented and experienced real estate professionals to our ranks. The number and quality of the individuals who chose to join the firm last year indicate that they see Jones Lang LaSalle as the preferred employer in the commercial real estate industry.

To expand our capabilities in important regional markets, we completed four strategic acquisitions in 2012:

- MPS, an Australian tenant-advisory firm
- 360 Commercial Partners, a real estate services firm based in California specializing in industrial sales and leasing
- Credo Real Estate, a Singapore-based real estate advisory firm in residential sales, valuations, auctions, research and consultancy
- The Apartment Group Ltd., a multifamily brokerage company in Dallas, Texas.

We also continued to integrate prior mergers and acquisitions to capture their full value. Our 2011 merger with King Sturge, the UK-based international property consultancy, contributed significantly to our results last year. Despite a very difficult business environment in Europe, our new colleagues from King Sturge helped our EMEA region exceed $1 billion in revenue for the first time ever, a 12 percent increase in local currencies above 2011 levels.

G2 Strengthen our leading position in Corporate Solutions

During the year we built on our leadership position providing integrated real estate outsourcing services to corporate clients around the world.

We won 48 new outsourcing assignments in 2012, expanded our relationships with 39 clients and renewed 47 contracts. In addition, in our local-market-level Corporate Solutions business, which serves the needs of mid-market corporate clients, we won 58 assignments encompassing 180 million square feet of space during the year.

In a watershed win early this year, HSBC named us exclusive global facility manager for the bank's 58-million-square-foot global portfolio. A massive expansion of our relationship with HSBC, the assignment more than doubles the square footage we manage for the bank. It is the largest-ever outsourcing of facility management services to a single provider by a financial services company, and it came as the result of a strenuous and objective process by the bank to select the best provider from the real estate industry's leading competitors.

G3 Capture the leading share of global real estate capital flow for investment sales

We continued to invest and capture attractive returns in our Capital Markets and Hotels service lines in 2012, where revenue increased 13 percent in local currencies from the previous year, led by 25 percent growth in the Americas.

Cross-border capital flows constricted by the financial downturn have begun to recover, as investors grow more likely to look beyond their own markets in search of profitable returns. Thanks to our integrated global service platform, we are uniquely qualified to identify and then match capital sources with appropriate investment opportunities locally or globally. Few competitors can match this expertise.

As one example, after establishing a presence in Switzerland during 2011 with our acquisition of Sal. Oppenheim, in 2012 we advised Credit Suisse on Switzerland's largest-ever single asset real estate deal, the $1.1 billion sale and leaseback of its Uetlihof building in Zurich.

G4 Strengthen LaSalle Investment Management's leadership position

LaSalle Investment Management's position in core investment strategies was strong in 2012, although capital allocations remained slow for commingled funds. Major institutional investors are increasingly focused on identifying large single-asset transactions. LaSalle is addressing this market through its new Strategic Partners program, forming partnerships with those investors to target specific strategies and assets. With its global presence, deep investment experience and proven skill in completing complex transactions, LaSalle is well positioned to bring opportunities to clients from around the world and then execute them successfully.

2012 also saw LaSalle's successful launch of the Jones Lang LaSalle Income Property Trust, a non-listed REIT that owns and manages a diversified portfolio of high-quality, income producing properties. Merrill Lynch was engaged to distribute shares of JLL IPT.

G5 Connections: Differentiate and sustain by connecting across the firm, and with clients

We recognize both an opportunity and a need to leverage investments in the first four Gs by linking our organization together more closely, connecting employees, businesses, systems and technologies to improve client service and our own productivity. Our culture, which values teamwork and collaboration in addition to superior client service and high ethical standards, supports these efforts.

Changing client needs make such connections essential today. Clients are seeking a full range of specialized, but integrated, services that are coordinated and consistent from one market to another. They need faster, better and less expensive services that unlock the value in their real estate. Innovation and new technology will play important roles in addressing these priorities.

Linking our operations more effectively to make service delivery more efficient not only serves client needs but also contributes to productivity and profitability, and enhances our ability to identify and manage the enterprise risks inherent in our businesses. All these efforts work together to sustain the organization for the benefit of future generations of stakeholders.

Capitalizing on Recovering Global Real Estate Markets

A strong fourth-quarter in 2012 reflected the strength of investor appetite for commercial property. The search for yield in a low interest rate environment, combined with a perceived reduction in macroeconomic risks and a selective improvement in debt markets, should support increased investor activity in 2013.

We currently expect total global investment volumes to approach $500 billion in 2013, 10 to 15 percent above 2012 levels, with strong investor interest in core product in top-tier markets maintaining prime yields. We also see upside potential in top secondary markets, where attractive yields are starting to draw investor interest.

Leasing markets have proven less resilient, as corporates focus on productivity gains and cost savings rather than expansion. But even here we are seeing growing confidence, which should translate into modest growth in leasing activity during 2013, particularly in the second half of the year. Prime rents are projected to increase modestly, by an average of 2 to 3 percent in 2013, but given shortages of high-quality space and low levels of new construction, even a modest uptick in absorption could trigger rental spikes in some markets. Global office vacancy is stable at 13.2 percent and is expected to edge below 13 percent by year-end.

Positioning the Firm for Future Growth

Over the past 18 months, we completed a comprehensive internal review of the strategies and tactics we plan to employ during the remainder of the decade to make sure we continue to be a winner in our businesses. Our Strategy 2020 Project, which we are now implementing, focuses the allocation of future investments and efforts toward the specific elements of our G5 priorities that we believe have the greatest potential. It also considers how best to deploy technology and our human capital to optimize the opportunities we see.

Effective January 1st of this year, we made two leadership changes to position the firm for accelerated future growth. Peter Roberts, who had been Chief Executive Officer, Americas, accepted a new role as the firm's Chief Strategy Officer, where he will concentrate on developing and implementing our global strategy for long-term growth. Lauralee Martin, who had been our Chief Operating and Financial Officer, succeeded Peter as CEO, Americas.

Peter has made significant contributions to the firm throughout his career, both in the Americas and globally. During his 10-year tenure as Americas CEO, annual revenues in the region grew six-fold. Peter has also been – and will continue to serve as – a member of the firm's Global Executive Committee, which guides the firm's global strategy.

Lauralee joined Jones Lang LaSalle in 2002 as Chief Financial Officer and was appointed to the additional position of Chief Operating Officer in 2005. Her experience, supported by a quick and decisive approach to business, make her uniquely qualified to lead the Americas. Until a new CFO is appointed, Lauralee will also retain responsibility for that function.

Offering Thanks to Three Directors and Welcoming a New Board Nominee

Three members of our Board of Directors – Darryl Hartley-Leonard, Tom Theobald and Lauralee Martin – have announced that they will not stand for re-election at our 2013 Annual Meeting of Shareholders.

Darryl and Tom will retire from the Board following 15 years of valuable service. Both became Directors in connection with the 1997 initial public offering of our predecessor company, LaSalle Partners Incorporated. Later they were closely involved in our 1999 merger with Jones Lang Wootton that created Jones Lang LaSalle. We are deeply grateful for their advice, counsel and many contributions to the firm. We, and our shareholders, have benefitted from their wisdom, energy and integrity.

Lauralee, who joined the Board in 2005, has decided not to stand for re-election so that she can devote her full attention to her new role as Americas CEO. This is consistent with her colleagues who lead our other principal business segments. In addition to her responsibilities in the Americas, we are fortunate that Lauralee will continue to play a key global role for the firm by remaining a member of our Global Executive Committee.

We are very pleased that Kate S. Lavelle has been nominated for election to our Board of Directors at our 2013 Annual Meeting. Kate was Chief Financial Officer at Dunkin' Brands, Inc., one of the world's leading franchisors of quick-service restaurants with more than 16,000 locations in more than 50 countries. Before that, she was the Global Senior Vice President for Finance and Chief Accounting Officer for the LSG Sky Chefs operation of Lufthansa Airlines. Kate will add to the financial and operations perspectives, and multi-cultural business experience, of our Board.

Moving Forward With Confidence

In 2013 and beyond, we will continue to work to be recognized as the world leader – and strongest brand – in real estate and investment management services and advice, serving the best clients while setting and achieving ambitious goals for ourselves. Changing economic and market conditions, shifting client needs and the best efforts of well-qualified competitors make this a challenging and unending process. Driven and encouraged by the skills and efforts of our colleagues around the world – the best in our business – we think we are equal to the task.

The awards we receive from industry associations and other independent groups offer one measure of our position as industry leader. Some of our 2012 honors are listed later in this report. And already in 2013, we have earned awards which include:

- World's Most Ethical Companies (6th consecutive year) – Ethisphere Institute
- America's 100 Most Trustworthy Companies – Forbes Magazine
- 100 Best Corporate Citizens – Corporate Responsibility Magazine
- Best Performing Property Brand – 2013 MPF Awards for Management Excellence
- Global Outsourcing 100 award (5th consecutive year) – International Association of Outsourcing Professionals
- 2013 National Top Workplace Firm – WorkplaceDynamics
- 2013 ENERGY STAR Sustained Excellence Award (2nd consecutive year) – U.S. Environmental Protection Agency

In a related accomplishment, we have surpassed all other firms in the number of LEED Accredited Professionals and Green Associates employed worldwide, with more than 1,250 credentialed professionals listed in the GBCI LEED Professional Directory. Globally, we have more than 1,400 energy and sustainability accredited professionals who provide energy and environmental management services to clients and to our own operations.

Working together in 2013 and beyond, we will vigorously pursue growth, improved margins and increased market share by delivering innovative new products and superior levels of service to our clients

Thank you for your continued interest in Jones Lang LaSalle.

Colin Dyer
Chief Executive Officer and President
April 19, 2013

Board of Directors and Global Corporate Officers

April, 2013

BOARD OF DIRECTORS

Sheila A. Penrose
Chairman of the Board
Jones Lang LaSalle Incorporated
and Retired President,
Corporate and Institutional Services,
Northern Trust Corporation

Colin Dyer
Chief Executive Officer and President
Jones Lang LaSalle Incorporated

Hugo Bagué
Group Executive Organisational Resources
Rio Tinto plc

Darryl Hartley-Leonard
Retired Chairman and Chief Executive Officer
Hyatt Hotels Corporation

Dame DeAnne Julius
Retired Chairman
Royal Institute of International Affairs

Ming Lu
Partner
KKR & Co., L.P.

Lauralee E. Martin
Chief Executive Officer
Jones Lang LaSalle Americas
Chief Financial Officer
Jones Lang LaSalle Incorporated

Martin H. Nesbitt
Co-Chief Executive Officer
The Vistria Group, LLC

David B. Rickard
Retired Executive Vice President, Chief Financial Officer
and Chief Administrative Officer
CVS Caremark Corporation

Roger T. Staubach
Executive Chairman
Jones Lang LaSalle Americas

Thomas C. Theobald
Senior Advisor
Chicago Growth Partners LLC

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee
Messrs. Rickard (Chair), Hartley-Leonard and Nesbitt,
Dame DeAnne Julius and Ms. Penrose

Compensation Committee
Messrs. Lu (Chair), Bagué and Theobald,
Dame DeAnne Julius and Ms. Penrose

Nominating and Governance Committee
Ms. Penrose (Chair), Dame DeAnne Julius and Messrs. Bagué,
Hartley-Leonard, Lu, Nesbitt, Rickard and Theobald

GLOBAL EXECUTIVE COMMITTEE

Colin Dyer
Chief Executive Officer and President

Lauralee E. Martin
Chief Executive Officer
Americas
Chief Financial Officer
Jones Lang LaSalle Incorporated

Alastair Hughes
Chief Executive Officer
Asia Pacific

Jeff A. Jacobson
Chief Executive Officer
LaSalle Investment Management

Peter C. Roberts
Chief Strategy Officer

Christian Ulbrich
Chief Executive Officer
Europe, Middle East and Africa

ADDITIONAL GLOBAL CORPORATE OFFICERS

Charles J. Doyle
Chief Marketing and Communications Officer

Mark K. Engel
Controller

James S. Jasionowski
Chief Tax Officer

David A. Johnson
Chief Information Officer

J. Corey Lewis
Director of Internal Audit

Patricia Maxson
Chief Human Resources Officer

Mark J. Ohringer
General Counsel and Corporate Secretary

Joseph J. Romenesko
Treasurer

GLOBAL OPERATING COMMITTEE

Joining the Global Corporate Officers listed above:

Clark Ardern
Ron Bedard
Chris Browne
Allison Cancio
Steve Cresswell
Kathryn Ditmars
Peter Downie
Ciara Mason
Richard Mowthorpe
Sarah Nicholls
Jane Niven
Susan Nuccio
Janice Ochenkowski
Albert Ovidi
Gordon Repp
Elisabeth Stheeman
Nicolas Taylor
William Thummel
Ted Tomaras
Seth Weinert
Mary Beth Wise
Kim Woodrow

International Directors

April, 2013

Our International Directors, joined by their 48,000 colleagues around the world, pursue our vision to be the real estate expert and strategic advisor of choice for leading owners, occupiers and investors.

Arthur Adler
Robert Ageloff
Julian Agnew
Avraam Alkas
Zelick Altman
Richard Angliss
Christopher Archibold
Pedro Azcue
Amy Aznar
Jacques Bagge
Stephan Barczy
Michael Batchelor
Richard Batten
Thomas Bayne-Jardine
James Beckham
Peter Belisle II
Daniel Bellow
Thomas Beneville
Kristian Bjorson
Richard Bloxam
Robert Bonwell
Ian Bottrell
Charles Boudet
David Bowden
Christopher Browne
Peter Bulgarelli
Herman Bulls
Daniel Burn
Todd Burns
Edward Cannon
Todd Canter
Michael Casolo
David Churton
Stephen Collins
Craig Collins
Stephen Conry
Elizabeth Cooper
Robert Copito
Anthony Corbett
Damian Corbett
Anthony Couse
Graham Coutts
Stephen Cresswell
Stuart Crow
Arthur de Haast
Ernst-Jan de Leeuw
Ronald Deyo
Kathryn Ditmars
Barry Dorfman
Thomas Doughty
David Doupe
Peter Downie
Francis Doyle
Charles Doyle
Benoît Du Passage
John Duckworth
Marshall Durston
Colin Dyer
Franck Eburderie
Jeremy Eddy
Michael Ellis
Mark Engel
Andres Escarpenter
Jonathan Evans
Carl Ewert
Rosemary Feenan
Michael Fenton
Ernest Fiorante
Margaret Fleming
Jeffrey Flynn
John Forrest
Christopher Fossick
Andrew Frost
Shelley Frost
Kin Keung Fung
Mark Gabbay
James Garvey
John Gates
Joël De Lafond
Robin Goodchild
Jacques Gordon
Angus Goswell
Andrew Gould
Guy Grainger
Gregory Green
Ian Greenhalgh
Thomas Griffin
Andrew Groom
Robert Hackett
Brian Hake
David Hand
Andrew Hawkins
Elizabeth Hayden
Elizabeth Hearle
Scott Hetherington
Christopher Hiatt
Stuart Hicks
Philip Hillman
Julie Hirigoyen
Martin Horner
Adrian Horsburgh
Walter Howell
Alastair Hughes
John Huguenard
Alasdair Humphery
Christopher Hunt
James Hutchinson
Andrew Hynard
Christopher Ireland
David Ironside
Andrew Irvine
Bryan Jacobs
Jeff Jacobson
James Jasionowski
Emmanuel Joachim
Charles Johnson
Timothy Johnson
David Johnson
Richard Jones
Wade Judge
Yashdeep Kapila
Toshinobu Kasai
Lisa Kaufman
Molly Kelly
Richard Kiernan
Thomas Kirschbraun
Hector Klerian
Keith Knox
David Kollmorgen
Susan Kopec
James Koster
Susheel Koul
Stanley Kraska Jr.
Marina Krishnan
William Krouch
Santhosh Kumar
David Lathwood
Chun Kong Lau
Ping Kee Lee
David Leechiu
Nicholas Lees
William Legge
J. Corey Lewis
Tod Lickerman
Mei Lin Lim
Philip Ling
Vincent Lottefier
Thierry Louè
Gregory Lubar
Fabio Maceira
Iain Mackenzie
Ian Mackie
William Maher
Richard Main
Thomas Maloney
Gregory Maloney
Simon Marrison
Philip Marsden
Lauralee Martin
Jordi Martin
Patricia Maxson
Thomas McAdam
Richard McBlaine
Michael McCurdy
David McGarry
Geoffrey McIntyre
Brian McMullan
Alistair Meadows
Suphin Mechuchep
Elaine Melonides
Simon Merry
Craig Meyer
Bruce Miller
Ethan Milley
Angus Minford
John Minks
William Monk
Marc Montanus
John Moran
Thomas Morande
Gavin Morgan
Andrew Mottram
Kristin Mueller
Vivian Mumaw
Jane Murray
Peter Murray
Julian Nairn
Yasuo Nakashima
Seok Keow Ng
George Noon
Christopher Northam
Richard Norton
Gregory O'Brien
Meredith O'Connor
Mark Ohringer
Alberto Ovidi
Keith Pauley
Adrian Peachey
JC Pelusi
Jan Pope
Andy Poppink
Frank Pörschke
Christopher Powell
Neil Prime
Daniel Probst
Daniel Pufunt
Anuj Puri
Raymond Quartararo
Vincent Querton
Elysia Ragusa
Stephen Ramseur
Steven Ranck
James Redmond
Matthew Reed
Andrew Renshaw
John Restivo
Jeremy Richards
Michael Ricketts
Peter Riguardi
Jörg Ritter
Peter Roberts
David Roberts
Alan Robertson
Christopher Roeder
William Rogers
Joseph Romenesko
Simon Rooney
Christopher Roth
James Rowland
Kenneth Rudy
Bruce Rutherford
Daniel Ryan
Pramendra Sahel
Felix Sanchez
Julian Sandbach
Peter Schaff
Stephen Schlegel
Paul Schliesman
Jeffrey Schuth
Cameron Scott
Barry Scribner
Erich Sengelmann
Douglas Sharp
Jeremy Sheldon
Kenneth Siegel
Gagan Singh
Michael Sivewright
Paul Sorensen
Richard Stanley
Roger Staubach
Christopher Staveley
Elisabeth Stheeman
Joseph Stolarski
Steven Stratton
Mark Stupples
Richard Sykes
John Talbot
Mary Taylor
William Teberg
James Thomas
Faron Thompson
William Thummel
Michael Tiplady
Alan Tripp
Derek Trulson
Tomasz Trzoslo
Hon Ping Tsang
Paul Uber
Christian Ulbrich
Jubeen Vaghefi
Timothy Vallance
John Vinnicombe
Andrew Watson
Kevin Wayer
Nigel Wheeler
Paul Whitman
Daniel Witte
Ngai Ching Wong
Kimball Woodrow
Giles Wrench
Tim Wright
Thomas Wynne-Smith
Jon Zehner
Ying Zhang

AMERICAS

Argentina
Buenos Aires

Brazil
Rio de Janeiro
São Paulo

Canada
Calgary
Mississauga
Montreal
Ottawa
Toronto
Vancouver

Chile
Santiago

Colombia
Bogota

Mexico
Mexico City
Monterrey
Tijuana

Puerto Rico
San Juan

United States
Alpharetta, GA
Ann Arbor, MI
Atlanta, GA
Austin, TX
Baltimore, MD
Bellevue, WA
Bethesda, MD
Boston, MA
Charlotte, NC
Cherry Hill, NJ
Chicago, IL
Chicago, IL – O'Hare
Cincinnati, OH
Cleveland, OH
Columbus, OH
Coral Gables, FL
Dallas, TX
Denver, CO
Detroit, MI
East Bay, CA
El Segundo, CA
Fort Lauderdale, FL
Fort Worth, TX
Hartford, CT
Hasbrouck Heights, NJ
Houston, TX
Indianapolis, IN
Iselin, NJ
Jacksonville, FL
Kansas City, MO
King of Prussia, PA
Las Vegas, NV
Los Angeles, CA
Los Angeles (North), CA
Los Angeles (West), CA
Mechanicsburg, PA
Melville, NY
Memphis, TN
Miami, FL
Milwaukee, WI
Minneapolis, MN
Montgomery, AL
New York, NY
Oakland, CA
Ontario, CA
Orange County, CA
Orlando, FL
Palo Alto, CA
Parsippany, NJ
Philadelphia, PA
Phoenix, AZ
Pittsburgh, PA
Portland, OR
Raleigh, NC
Reno, NV
Richmond, VA
Sacramento, CA
Salt Lake City, UT
San Antonio, TX
San Diego, CA
San Francisco, CA
St. Louis, MO
Seattle, WA
Stamford, CT
Stockton, CA
Tacoma, WA
Tampa, FL
Vienna, VA
Virginia Beach, VA
Washington, DC
Westmont, IL
Wilmington, DE

(Includes LaSalle Investment Management offices)

ASIA PACIFIC

Australia
Adelaide
Brisbane
Canberra
Melbourne
Melbourne – Glen Waverly
Perth
Sydney
Sydney – Brookvale
Sydney – Liverpool
Sydney – Mascot
Sydney – North Sydney
Sydney – Parramatta

China
Beijing
Chengdu
Chongqing
Guangzhou
Qingdao
Shanghai – Pudong
Shanghai – Puxi
Shenyang
Shenzhen
Suzhou
Tianjin
Wuhan

Hong Kong
Kowloon
Quarry Bay
Queensway

India
Ahmedabad
Bangalore – Concorde-UB
Bangalore-Sobha Pearl
Chandigarh
Chennai
Coimbatore
Gurgaon – DLF City
Gurgaon – MG Road
Gurgaon – South City
Hyderabad
Kochi
Kolkata
Mumbai
New Delhi
Noida
Pune

Indonesia
Bali
Jakarta
Surabaya

Japan
Osaka
Tokyo-Nagatac-cho
Tokyo-Sanban-cho

Korea
Seoul

Macau
Macau

Malaysia
Malaysia

New Zealand
Auckland
Christchurch
Wellington

Philippines
Manila

Singapore
Singapore

Sri Lanka
Colombo

Taiwan
Taipei

Thailand
Bangkok
Phuket
Pattaya

Vietnam
Hanoi
Ho Chi Minh City

EUROPE, MIDDLE EAST AND AFRICA

Belgium
Antwerp
Brussels

Croatia
Split
Zagreb

Czech Republic
Prague

Egypt
Cairo

Finland
Helsinki

France
Lyon
Paris – Central
Paris – La Defense
Paris – Plessis-Robinson
Paris – Saint-Denis

Germany
Berlin
Dusseldorf
Frankfurt
Hamburg
Hannover
Cologne
Leipzig
Munich
Stuttgart

Hungary
Budapest

Ireland
Dublin

Israel
Tel Aviv

Italy
Milan
Rome

Kazakhstan
Aktau

Luxembourg
Luxembourg

Morocco
Casblanca

Netherlands
Amsterdam
Eindhoven
The Hague
Rotterdam
Utrecht

Poland
Gdansk
Krakow
Warsaw

Portugal
Lisbon

Romania
Bucharest

Russia
Moscow
St. Petersburg

Serbia
Belgrade

Saudi Arabia
Jeddah
Riyadh

Slovakia
Bratislava

South Africa
Johannesburg

Spain
Barcelona
Madrid
Seville

Sweden
Gothenburg
Stockholm

Switzerland
Zurich

Turkey
Istanbul

United Arab Emirates
Abu Dhabi
Dubai

UK/England
Bath
Birmingham
Bristol
Exeter
Leeds
Liverpool
London - Canary Wharf
London - City
London - Heathrow
London - West End
Manchester
Newcastle upon Tyne
Norwich
Nottingham
Southampton

UK/Scotland
Edinburgh
Glasgow

UK/Wales
Cardiff

Ukraine
Kiev

Sustaining Our Enterprise: Our Mission and Values

With historical roots dating back more than 250 years, we can speak with some justified authority about what it takes to sustain an enterprise. Our mission is to deliver exceptional strategic, fully-integrated services, best practices and innovative solutions for real estate owners, occupiers, developers and investors worldwide. We deliver a combination of services, expertise and technology applications on an integrated global platform that distinguishes us from our competitors. We have the size and scale of resources necessary to deliver our expertise wherever clients need it. Our culture of teamwork and collaboration means that we can attract the best people to work for us and marshal those resources to deliver the greatest possible value and results. Our "client first" and ethics orientation means that our people focus on how we can best provide what our clients need and want, with integrity and transparency. Our strong financial position and our governance and enterprise risk management orientation mean we have built a sustainable enterprise that our clients, as well as the communities in which we operate, can rely on to be there for them over the long term.

Our industry leadership is reflected in the awards we receive from industry groups and other third-party organizations. The following is a sampling of our 2012 honors:

- For the fifth consecutive year, one of the World's Most Ethical Companies – Ethisphere Institute
- Global Outsourcing 100 – International Association of Outsourcing Professionals
- General Motors Supplier of the Year Award
- Apex Award – United Health Care
- #1 Overall Real Estate Advisor in Asia Pacific – Euromoney Real Estate Awards
- Best Global Investment Manager, LaSalle Investment Management – Euromoney Real Estate Awards
- Property Manager of the Year, LaSalle Investment Management – European Pensions Award
- Best Agent in Central and Eastern Europe: Capital Markets, Retail Leasing, Leisure Leasing – CEE Quality Awards
- Property Consultant of the Year – UK Health Investor Awards
- Consultant of the Year: Russia – Commercial Real Estate Awards
- 50 Out-Front Companies for Diversity Leadership – Diversity MBA Magazine
- Vista Award for New Construction – American Society for Healthcare Engineering
- 2012 Energy Star Sustained Excellence Award – U.S. Environmental Protection Agency



2012 FORM 10-K

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Act of 1934

For the fiscal year ended December 31, 2012 **Commission File Number 1-13145**

Jones Lang LaSalle Incorporated
(Exact name of registrant as specified in its charter)

Maryland	**36-4150422**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
200 East Randolph Drive, Chicago, IL	**60601**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 312-782-5800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the close of business on June 29, 2012 was $3,046,539,810.

The number of shares outstanding of the registrant's common stock (par value $0.01) as of the close of business on February 20, 2013 was 44,080,043.

Portions of the Registrant's Proxy Statement for its 2013 Annual Meeting of Shareholders are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I		Page
Item 1.	Business	15
Item 1A.	Risk Factors	41
Item 1B.	Unresolved Staff Comments	65
Item 2.	Properties	65
Item 3.	Legal Proceedings	65
Item 4.	Mine Safety Disclosures	65
Item 5.	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	65
Item 6.	Selected Financial Data (Unaudited)	68
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	71
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	94
Item 8.	Financial Statements and Supplementary Data	95
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	136
Item 9A.	Controls and Procedures	136
Item 9B.	Other Information	137
Item 10.	Directors and Executive Officers of the Registrant	137
Item 11.	Executive Compensation	137
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	137
Item 13.	Certain Relationships and Related Transactions	138
Item 14.	Principal Accountant Fees and Services	138
Item 15.	Exhibits and Financial Statement Schedules	139
Cautionary Note Regarding Forward-Looking Statements		139
Power of Attorney		139
Signatures		141
Exhibit Index		142

ITEM 1. BUSINESS

COMPANY OVERVIEW

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle", which we may refer to as "we", "us", "our", "the Company" or "the Firm") was incorporated in 1997. Jones Lang LaSalle is a financial and professional services firm specializing in real estate. We offer integrated services delivered by expert teams worldwide to clients seeking increased value by owning, occupying or investing in real estate. We have over 200 corporate offices worldwide and operations in more than 1,000 locations in 70 countries. We have approximately 48,000 employees, including 28,300 employees whose costs our clients reimburse. We offer comprehensive integrated real estate and investment management services on a local, regional and global basis to owner, occupier, investor and developer clients. We are an industry leader in property and corporate facilities management services, with a portfolio of approximately 2.6 billion square feet worldwide. We deliver an array of Real Estate Services ("RES") across our three geographic business segments: (1) the Americas, (2) Europe, Middle East and Africa ("EMEA"), and (3) Asia Pacific. LaSalle Investment Management, a wholly owned member of the Jones Lang LaSalle group that comprises our fourth business segment, is one of the world's largest and most diversified real estate investment management firms with $47 billion of assets under management.

In 2012, we generated record-setting revenue of $3.9 billion across our four business segments, a 10% increase from 2011. We believe that we are well positioned to take advantage of the opportunities in a consolidating industry and to navigate successfully the dynamic and challenging markets in which we compete worldwide.

For discussion of our segment results, please see "Results of Operations" and "Market Risks" within Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as Note 3, Business Segments, of the Notes to Consolidated Financial Statements.

We won numerous awards during 2012, reflecting the quality of the services we provide to our clients, the integrity of our people and our desirability as a place to work. Among others we were named:

- For the fifth consecutive year, one of the World's Most Ethical Companies by the Ethisphere Institute
- Global Outsourcing 100 – International Association of Outsourcing Professionals
- General Motors Supplier of the Year Award
- Apex Award – United Health Care
- Supplier Innovation Award – USPS Supplier Performance Awards
- #1 Overall Real Estate Advisor in Asia Pacific – Euromoney Real Estate Awards
- Best Agent in Central and Eastern Europe: Capital Markets, Retail Leasing, Leisure Leasing – CEE Quality Awards
- Property Consultant of the Year – UK Health Investor Awards
- Consultant of the Year: Russia – Commercial Real Estate Awards
- 50 Out-Front Companies for Diversity Leadership – Diversity MBA Magazine
- Vista Award for New Construction – American Society for Healthcare Engineering
- 2012 Energy Star Sustained Excellence Award –U.S. Environmental Protection Agency

The broad range of real estate services we offer includes:

- Agency leasing
- Tenant representation
- Property management
- Facilities management / outsourcing
- Project and development management / construction
- Valuations
- Consulting
- Capital markets
- Investment management
- Real estate investment banking / merchant banking
- Corporate finance
- Hotel / hospitality advisory
- Energy and sustainability services
- Value recovery and receivership services
- Logistics and supply chain management

We offer these services locally, regionally and globally to real estate owners, occupiers, investors and developers for a variety of property types, including:

- Offices
- Hotels
- Industrial properties
- Retail properties
- Healthcare and laboratory facilities
- Government facilities
- Multi-family residential and military housing
- Critical environments and data centers
- Sports facilities
- Cultural facilities
- Transportation centers
- Educational facilities

Individual regions and markets may focus on different property types to a greater or lesser extent depending on local requirements, market conditions and the opportunities we perceive.

We work for a broad range of clients who represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size. They include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental ("public sector") entities. Increasingly, we are offering services to middle-market companies seeking to outsource real estate services. Through our LaSalle Investment Management subsidiary, we invest for clients on a global basis in both publicly traded real estate securities and private real estate assets. As an example of the breadth and significance of our client base, we provide services of one kind or another to approximately half of the Fortune 500 companies and approximately 70% of the Fortune 100 companies.

The attributes that enhance our services and distinguish our Firm include our:

- Focus on client relationship management;
- Integrated global business model;
- Industry-leading research capabilities;
- Consistent worldwide service delivery and integrity;
- Ability to deliver innovative solutions, including through applications of technology, to assist our clients in maximizing the value of their real estate portfolios;
- Strong brand and reputation;
- Strong financial position;
- High staff engagement levels; and
- Strong internal governance, enterprise risk management and sustainability leadership.

We have grown our business by expanding our client base and the range of our services and products, both organically and through a series of strategic acquisitions and mergers. Our extensive global platform and in-depth knowledge of local real estate markets enable us to serve as a single-source provider of solutions for the full spectrum of real estate needs of our clients. We first began to establish this network of services across the globe through the 1999 merger of the Jones Lang Wootton companies ("JLW", founded in England in 1783) with those of LaSalle Partners Incorporated ("LaSalle Partners", founded in the United States in 1968).

Jones Lang LaSalle History and Acquisition Activities

Prior to our incorporation in Maryland in April 1997 and our initial public offering (the "Offering") of 4,000,000 shares of common stock in July 1997, Jones Lang LaSalle conducted its real estate services and investment management businesses as LaSalle Partners Limited Partnership and LaSalle Partners Management Limited Partnership (collectively, "the Predecessor Partnerships"). Immediately prior to the Offering, the general and limited partners of the Predecessor Partnerships contributed all of their partnership interests in the Predecessor Partnerships in exchange for an aggregate of 12,200,000 shares of common stock.

In March 1999, LaSalle Partners merged its business with that of JLW and changed its name to Jones Lang LaSalle Incorporated. In connection with the merger, we issued 14,300,000 shares of common stock and paid cash consideration of $6.2 million.

Since 2005, we have completed over 45 acquisitions as part of our global growth strategy. These strategic acquisitions have given us additional market share in key markets, expanded our capabilities in certain service areas and further broadened the global platform we make available to our clients. These acquisitions have increased our presence and product offering globally, and have included acquisitions in England, Scotland, Finland, France, Germany, the Netherlands, Spain, Turkey, Dubai, South Africa, Hong Kong, Singapore, Japan, Indonesia, India, the Philippines, Australia, Canada, Brazil and the United States.

In January 2006, we acquired Spaulding & Slye, a privately held real estate services and investment company with 500 employees that significantly increased the Firm's market presence in New England and Washington, D.C.

In a multi-step acquisition starting in 2007, we acquired the former Trammell Crow Meghraj ("TCM"), one of the largest privately held real estate services companies in India. We have combined TCM's operations with our Indian operations and we now operate under the Jones Lang LaSalle brand name throughout India.

In May 2008, we acquired Kemper's Holding GmbH, making us the largest retail property advisor in Germany.

In July 2008, we acquired Staubach Holdings Inc. ("Staubach"), a U.S. real estate services firm specializing in tenant representation. Staubach, with 1,000 employees, significantly enhanced our presence in key markets across the United States and made us an industry leader in local, national and global tenant representation. The Staubach acquisition also established us as the market leader in public sector services and added scale to our industrial brokerage, investment sales, corporate finance and project and development services.

In May 2011, we completed the acquisition of King Sturge, a United Kingdom-based international property consultancy. The King Sturge acquisition, which further extends our historical roots back to its founding in 1760, significantly enhanced the strength and depth of our service capabilities in the United Kingdom and in continental Europe, adding approximately 1,400 employees.

In 2012, we completed the following four acquisitions that expanded our capabilities in key regional markets: (1) MPS, an Australian tenant advisory firm, (2) 360 Commercial Partners, an Orange County, California based real estate services firm that specializes in industrial sales and leasing, (3) Credo Real Estate, a Singapore-based real estate advisory firm specializing in collective and residential sales, valuations, auctions, research and consultancy, and (4) The Apartment Group Ltd., a multifamily brokerage firm in Dallas, Texas.

We are considering, and will continue to consider, acquisitions that we believe will strengthen our market positions, expand our service offerings, increase our profitability and supplement our organic growth. However, there is no assurance that we will engage in acquisition activity in the future at the same pace as we have in the past.

Historical Overview:



Value Drivers for Superior Client Service; Enterprise Growth and Sustainability

Our mission is to deliver exceptional strategic, fully integrated services, best practices and innovative solutions for real estate owners, occupiers, investors and developers worldwide. We deliver a combination of services, expertise and technology applications on an integrated global platform that we own (and do not franchise) the totality of which we believe distinguishes us from our competitors and contribute to customer loyalty. While we face high-quality competition in individual markets, we believe that we have a unique set of attributes that makes us the best choice for clients seeking real estate and investment management services on a world-wide basis. We have the size and scale of resources necessary to deliver the expertise of the Firm wherever clients need it. Our culture of teamwork, collaboration and drive means that we can marshal those resources to deliver the greatest possible value and results. Our "client first" and ethical orientation means that our people focus on how we can best provide what our clients need and want, with integrity and transparency. Our governance and enterprise risk management orientation means that we have built a sustainable enterprise that clients can rely on to be there for them over the long-term.

Consultancy practices typically do not share our implementation expertise or local market awareness. Investment banking and investment management competitors generally possess neither our local market knowledge nor our real estate service capabilities. Traditional real estate firms lack our financial expertise and operating consistency. Other global competitors, which we believe often franchise at least some of their offices through separate owners, do not have the same level of business coordination or consistency of delivery that we can provide through our network of wholly owned offices, directly employed personnel and integrated information technology, human resources and financial systems. That network also permits us to promote a high level of governance, enterprise risk management and integrity throughout the organization and to use our diverse and welcoming culture as a competitive advantage in developing clients, recruiting employees and acquiring businesses.

The attributes that enhance our services and distinguish our Firm include:

- Our focus on client relationship management as a means to provide superior client service on an increasingly coordinated basis;
- Our integrated global services platform;
- The quality and worldwide reach of our research function, enhanced by applications of technology;
- Our reputation for consistent and trustworthy worldwide service delivery, as measured by our creation of best practices and by the skills, experience, collaborative nature and integrity of our people;
- Our ability to deliver innovative solutions and technology applications to assist our clients in maximizing the value of their real estate portfolios;
- The strength of our brand and our reputation;
- The strength of our financial position;
- The high level of staff engagement;
- The quality of our internal governance and management;
- The depth of our enterprise risk management; and
- Our sustainability leadership.

We have designed our business model to (1) create value for our clients, our shareholders and our employees and (2) establish high-quality relationships with the suppliers we engage and the communities in which we operate. Based on our established presence in, and intimate knowledge of, local real estate and capital markets worldwide, and supported by our investments in thought leadership, technology and the use of electronic means to gather, analyze and communicate information relevant to our constituencies, we believe that we create value for clients by addressing their local, regional and global real estate needs as well as their broader business, strategic, operating and financial goals.

Our financial position and our reputation for integrity, strong governance and transparency, which we believe are the strongest in the industry, give our clients confidence in our long-term ability to meet our obligations to them.

The ability to create and deliver value to our clients drives our revenue and profits, which in turn allows us to invest in our business and improve productivity and shareholder value. In doing so, we enable our people to advance their careers by taking on new and increased responsibilities within a dynamic environment as our business expands geographically, adds adjacent service offerings and develops in sophistication. We are also increasingly able to expand and develop our relationships with suppliers of services to our own organization as well as to our clients, for whom we serve a significant intermediary role. By expanding employment both internally and to outsourced providers, we stimulate economically the locations in which we operate and we increase the opportunities for those we directly or indirectly employ to engage in community services and other activities beneficial to society.

In order to achieve our mission, we realize we must establish and maintain an enterprise that will sustain itself over the long-term for the benefit of all of its stakeholders—clients, shareholders, employees, suppliers and communities, among others. Accordingly we have committed ourselves to effective corporate governance that reflects best practices and the highest level of business ethics. For a number of years, we have governed the organization through a highly coordinated framework within which decisions are deliberated and corporate authority is derived:



GLOBAL STRATEGIC PRIORITIES AND OPERATIONAL SUPPORT

To continue to create new value for our clients, shareholders and employees, we have identified five strategic priorities, which we call the G5. We regularly re-evaluate whether the G5 continue to be the right priorities for best driving the business forward toward that overall objective. Although we have grown significantly over the past decade, we believe we have a substantial opportunity to continue to grow and prosper by providing our core services within our key markets, whose potential remains large given the magnitude globally of commercial and residential real estate, broadly defined.

G1: BUILD OUR LEADING LOCAL AND REGIONAL SERVICE OPERATIONS. Our strength in local and regional markets determines the strength of our global service capabilities. Our financial performance also depends, in great part, on the business we source and execute locally from our over 200 wholly owned offices around the world. We continually seek to leverage our established business presence in the world's principal real estate markets in order to provide expanded and adjacent local and regional services without a proportionate increase in infrastructure costs. We believe that these capabilities will continue to set us apart and make us more attractive to current and prospective clients as well as to revenue generating employees such as brokers and client relationship managers.

G2: STRENGTHEN OUR LEADING POSITION IN CORPORATE SOLUTIONS. The accelerating trends of globalization, cost cutting, energy management and the outsourcing of real estate services by corporate

occupiers support our decision to emphasize a truly global Corporate Solutions business to serve their needs comprehensively. This service delivery capability helps us create new client relationships, particularly as companies turn to the outsourcing of their real estate as a way to manage expenses and enhance sustainability. These services have proven to be counter-cyclical as we have seen demand for them strengthen when the economy has weakened. In addition, a number of corporate clients are demanding the cross-regional capabilities that we can deliver.

G3: CAPTURE THE LEADING SHARE OF GLOBAL CAPITAL FLOWS FOR INVESTMENT SALES. Our focus on further developing our ability to provide global Capital Markets services reflects the increasingly international nature of cross-border money flows into real estate and the global marketing of real estate assets. Our real estate investment banking capability helps provide capital and other financial solutions by which our clients can maximize the value of their real estate.

G4: STRENGTHEN LASALLE INVESTMENT MANAGEMENT'S LEADERSHIP POSITION. With its integrated global platform, LaSalle Investment Management is well positioned to serve institutional real estate investors looking for attractive opportunities around the world. Increasingly, it has also been developing its ability to serve individual retail investors. LaSalle Investment Management focuses on offering products to meet the investment desires of its clients and extending its portfolio capabilities in different ways and within promising new markets in order to enhance its industry-leading position. We intend to continue to maintain strong offerings in core products to meet the demand from clients who seek investments in the most stable and mature real estate markets.

G5: CONNECTIONS: DIFFERENTIATE AND SUSTAIN BY CONNECTING ACROSS THE FIRM AND WITH CLIENTS AND OTHER STAKEHOLDERS. To create real value and new opportunities for our clients, shareholders and employees, we regularly work to strengthen and fully leverage the links between our people, service lines and geographies worldwide to better connect with our clients and put the Firm's global expertise and experience to work for them. This includes constantly striving to leverage use of the Internet and emerging social media to gather and disseminate information that will be useful to our clients, employees, vendors and other constituencies. Linking our operations effectively to make service delivery more efficient not only serves client needs but also contributes to productivity and profitability, and enhances our ability to identify and manage the enterprise risks inherent in our business.

We have committed resources to each of the G5 priorities in past years and expect we will continue to do so in the future. This strategy has helped us to weather economic downturns, continue to grow market share, expand our services by developing adjacent offerings and take advantage of new opportunities as they arise. By continuing to invest in the future based on how our strengths can support the needs of our clients, we intend to enhance our position as an industry leader. Although we have validated our fundamental business strategies, each of our businesses continually re-evaluates how it can best serve our clients as their needs change, as technologies and the application of technologies evolve and as real estate markets, credit markets, economies and political environments exhibit changes, which in each case may be dramatic and unpredictable.

STRATEGY REVIEW PROJECT

During 2012, we engaged in a significant internal process designed to identify and begin to implement the various specific business and operational strategies that we believe will best drive the continued success of the G5 priorities over the longer-term, including:

- The use of an investment **philosophy and filters** focused on growth that will best meet client needs and concentrate on the most lucrative potential services, markets and cities;
- **Establishing charters for internal business committees** with responsibility for promoting more inter-connected global approaches, where appropriate, to client services and delivery;

- **Using technology**, including emerging internet and social media capabilities, to provide information to clients to help them maximize the value of their real estate portfolios and to mine and apply our knowledge in order to improve the ability of our people to provide client services;
- Deploying additional tools and metrics that will **make our people as productive and efficient** as possible;
- Determining how best to marshal, train, recruit, motivate and retain the **human resources** that will have the skill set and other abilities necessary to accomplish our strategic objectives;
- Continuing to develop our **brand and reputation** for high quality client service, intimate local and global market knowledge and integrity; and
- Continue to promote **best-in-class governance, enterprise risk management and professional standards** in order to operate a sustainable organization capable of meeting the significant challenges and risks inherent in global markets and to minimize disruptions to, and distractions from, the accomplishment of our corporate mission.

BUSINESS SEGMENTS

We report our operations as four business segments. We manage our Real Estate Services ("RES") product offerings geographically as (1) the Americas, (2) Europe, Middle East and Africa ("EMEA"), and (3) Asia Pacific, and we manage our investment management business globally as (4) LaSalle Investment Management.

REAL ESTATE SERVICES ("RES"): AMERICAS, EMEA AND ASIA PACIFIC

To address the needs of real estate owners and occupiers, we provide a full range of integrated property, project management and transaction services locally, regionally and globally through our Americas, EMEA and Asia Pacific operating segments. We organize our RES according to five major product categories:

- Leasing;
- Capital Markets and Hotels;
- Property and Facilities Management;
- Project and Development Services; and
- Advisory, Consulting and Other Services.

Across these five broad RES categories, we leverage our deep real estate expertise and experience within the Firm to provide innovative solutions for our clients. For the year ended December 31, 2012, we derived our RES revenue from product categories and regional geographies as follows ($ in millions):

	Americas		EMEA		Asia Pacific		Total RES	
Leasing	$829.6 ↑	9%	$250.0 ↑	6%	$198.2 ↑	3%	**$1,277.8** ↑	7%
Capital Markets & Hotels	$168.5 ↑	24%	$235.1 ↑	3%	$109.3 ↑	15%	**$512.9** ↑	12%
Property & Facility Management	$458.7 ↑	31%	$155.2 ↑	5%	$398.4 ↑	9%	**$1,012.3** ↑	17%
Fee Revenue	*$375.0* ↑	*14%*	*$155.2* ↑	*5%*	*$319.9* ↑	*12%*	***$850.1*** ↑	*12%*
Project & Development Services	$182.9 ↑	3%	$219.8 ↑	21%	$83.5 ↑	3%	**$486.2** ↑	10%
Fee Revenue	*$182.1* ↑	*2%*	*$106.5* ↑	*11%*	*$67.2* ↑	*13%*	***$355.8*** ↑	*7%*
Advisory, Consulting & Other	$107.0 ↑	9%	$189.1 ↑	6%	$86.1 ↑	6%	**$382.2** ↑	7%
Total RES Operating Revenue	**$1,746.7** ↑	15%	**$1,049.2** ↑	8%	**$875.5** ↑	7%	**$3,671.4** ↑	11%
Fee Revenue	***$1,662.2*** ↑	*11%*	***$935.9*** ↑	*5%*	***$780.7*** ↑	*10%*	***$3,378.8*** ↑	*8%*

For Property & Facility Management, Project & Development Services and total RES revenue the table above shows "Fee Revenue," or revenue net of gross contract costs for vendor and subcontract costs that are included both in revenue and expense. We believe that excluding these costs from revenue and expense gives a more accurate picture of the growth rates in these RES product categories.

REVENUE MIX BY BUSINESS LINES AND GEOGRAPHIES

For the year ended December 31, 2012, our global total gross revenue of $3.9 billion was generated in the following countries:



In the Americas, our total 2012 RES operating revenue for the year ended December 31, 2012 was derived from the following countries in the proportions indicated below:



In EMEA, our total 2012 RES operating revenue for the year ended December 31, 2012 was derived from the following countries in the proportions indicated below:



In Asia Pacific, our total 2012 RES operating revenue for the year ended December 31, 2012 was derived from the following countries in the proportions indicated below:



A description of these product categories and the services we provide within them follows:

1. Leasing Services

Agency Leasing Services executes marketing and leasing programs on behalf of investors, developers, property companies and public entities to secure tenants and negotiate leases with terms that reflect our clients' best interests. In 2012, we completed approximately 16,207 agency leasing transactions representing approximately 236 million square feet of space. We typically base our agency leasing fees on a percentage of the value of the lease revenue commitment for consummated leases.

Tenant Representation Services establishes strategic alliances with clients to deliver ongoing assistance to meet their real estate needs and to help them evaluate and execute transactions to meet their occupancy requirements. Tenant Representation Services is also an important component of our local market services. We assist clients by defining space requirements, identifying suitable alternatives, recommending appropriate occupancy solutions, and negotiating lease and ownership terms with landlords. We help our clients lower their real estate costs, minimize real estate occupancy risks, improve occupancy control and flexibility, and create more productive office environments. We employ a multi-disciplinary approach to develop occupancy strategies linked to our clients' core business objectives.

We determine Tenant Representation Services fees on a negotiated fee basis. In various markets, landlords may be responsible for paying them. Fees often reflect performance measures related to targets that we and our clients establish prior to engagement or, in the case of strategic alliances, at future annual intervals. We use quantitative and qualitative measurements to assess performance relative to these goals, and incentive fees may be awarded for superior performance. In 2012, we completed approximately 14,327 tenant representation transactions representing approximately 382 million square feet of space.

2. Property and Facilities Management

Property Management Services provides on-site management services to real estate owners for office, industrial, retail and specialty properties. We seek to leverage our market share and buying power to deliver superior service

and value to clients. Our goal is to enhance our clients' property values through aggressive day-to-day management. We may provide services through our own employees or through contracts with third-party providers (as to which we may act in a principal capacity or hire as an agent for our clients). We focus on maintaining high levels of occupancy and tenant satisfaction while lowering property operating costs. During 2012, we provided on-site property management services for properties totaling approximately 1.8 billion square feet.

We typically provide property management services through an on-site general manager and staff. We support them with regional supervisory teams and central resources in such areas as training, technical and environmental services, accounting, marketing and human resources. Our general managers are responsible for property management activities, client satisfaction and financial results. We do not compensate them with commissions, but rather with a combination of base salary and a performance bonus that is directly linked to results they produce for their clients. Increasingly, management agreements provide for incentive compensation relating to operating expense reductions, gross revenue or occupancy objectives or tenant satisfaction levels. Consistent with industry custom, management contract terms typically range from one to three years, but may be canceled at any time following a short notice period, usually 30 to 60 days.

Integrated Facilities Management Services provides comprehensive portfolio and property management services to corporations and institutions that outsource the management of the real estate they occupy. Properties under management range from corporate headquarters to industrial complexes. During 2012, Integrated Facilities Management Services managed approximately 850 million square feet of real estate for its clients. Our target clients typically have large portfolios (usually over 1 million square feet) that offer significant opportunities to reduce costs and improve service delivery. The competitive trends of globalization, outsourcing and offshoring have prompted many of these clients to demand consistent service delivery worldwide and a single point of contact from their real estate service providers. We generally develop performance measures to quantify the progress we make toward goals and objectives that we have mutually determined. Depending on client needs, our Integrated Facilities Management Services units, either alone or partnering with other business units, provide services that include portfolio planning, property management, agency leasing, tenant representation, acquisition, finance, disposition, project management, development management, energy and sustainability services and land advisory services. We may provide services through our own employees or through contracts with third-party providers (as to which we may act in a principal capacity or which we may hire as an agent for our clients).

Our Integrated Facilities Management Services units are compensated on the basis of negotiated fees that we typically structure to include a base fee and a performance bonus. We base performance bonus compensation on a quantitative evaluation of progress toward performance measures and regularly scheduled client satisfaction surveys. Integrated Facilities Management Services agreements are typically three to five years in duration, but they also are cancelable at any time upon a short notice period, usually 30 to 60 days, as is typical in the industry.

We also provide ***Lease Administration and Auditing Services***, helping clients to centralize their lease management processes. Whether clients have a small number of leases or a global portfolio, we assist them by reducing costs associated with incorrect lease charges, right-sizing their portfolios through lease options, identifying underutilized assets and ensuring Sarbanes-Oxley compliance to mitigate risk.

In the United States, we provide ***Mobile Engineering Services*** to banks and other clients with large portfolios of sites. Rather than using multiple vendors to perform facility services, these companies hire Jones Lang LaSalle to provide HVAC, electrical and plumbing services, and general interior repair and maintenance. Our multi-disciplined mobile engineers serve numerous clients in a specified geographic area, performing multiple tasks in a single visit and taking ownership of the operational success of the sites they service. This service delivery model reduces clients' operating costs by bundling on-site services and reducing travel time between sites.

3. Project and Development Services

Project and Development Services provides a variety of services to tenants of leased space, owners in self-occupied buildings and owners of real estate investments. These include conversion management, move management, construction management and strategic occupancy planning services. Project and Development Services frequently manages relocation and build-out initiatives for clients of our Property Management Services, Integrated Facilities Management Services and Tenant Representation Services units. Project and Development Services also manages all aspects of development and renovation of commercial projects for our clients, including in some cases as a general contractor. Additionally, we provide these services to public-sector clients, particularly to military and government entities and educational institutions, primarily in the United States and to a more limited but growing extent in other countries.

Our Project and Development Services business is generally compensated on the basis of negotiated fees. Client contracts are typically multi-year in duration and may govern a number of discrete projects, with individual projects being completed in less than one year.

In EMEA, we provide fit-out and refurbishment services under the Tetris brand, which we retained from an acquisition that our French business previously made.

4. Capital Markets and Hotels

Capital Markets Services includes property sales and acquisitions, real estate financings, private equity placements, portfolio advisory activities, and corporate finance advice and execution. In the United States, we are a Freddie Mac Program Plus® Seller/Servicer and operate a multi-family lending and commercial loan servicing platform. Real Estate Investment Banking Services includes sourcing capital, both in the form of equity and debt, derivatives structuring and other traditional investment banking services designed to assist investor and corporate clients in maximizing the value of their real estate. To meet client demands for marketing real estate assets internationally and investing outside of their home markets, our Capital Markets Services teams combine local market knowledge with our access to global capital sources to provide superior execution in raising capital for real estate assets. By researching, developing and introducing innovative new financial products and strategies, Capital Markets Services is also integral to the business development efforts of our other businesses.

Clients typically compensate Capital Markets Services units on the basis of the value of transactions completed or securities placed. In certain circumstances, we receive retainer fees for portfolio advisory services. Real Estate Investment Banking fees are generally transaction-specific and conditioned upon the successful completion of the transaction.

We also deliver specialized Capital Markets Services for hotel and hospitality assets and portfolios on a global basis including investment sales, mergers and acquisitions, and financing. We provide services to assets that span the hospitality spectrum: luxury properties; resorts; select service and budget hotels; golf courses; theme parks; casinos; spas; and pubs.

We provide ***Value Recovery Services*** to owners, investors and occupiers to help them analyze the impact of a possible financial downturn on their assets and identify solutions that allow them to respond decisively. In this area, we address the operational and occupancy needs of banks and insurance companies that are merging with or acquiring other institutions. We assist banks and insurance companies with challenged assets and liabilities on their balance sheets by providing valuations, asset management, loan servicing and disposition services. We provide receivership services and special asset servicing capabilities to lenders, loan servicers and financial institutions that need help managing defaulted real estate assets. In addition, we provide valuation, asset management and disposition services to government entities to maximize the value of owned securities and assets acquired from failed financial institutions or from government relief programs. We also assist owners by identifying potentially distressed properties and the major occupiers who are facing challenges.

5. Advisory, Consulting and Other Services

Valuation Services provides clients with professional valuation services and helps them determine market values for office, retail, industrial and mixed-use properties. Such services may involve valuing a single property or a global portfolio of multiple property types. We conduct valuations, which typically involve commercial property, for a variety of purposes, including acquisitions, dispositions, debt and equity financings, mergers and acquisitions, securities offerings (including initial public offerings) and privatization initiatives. Clients include occupiers, investors and financing sources from the public and private sectors. For the most part, our valuation specialists provide services outside of the United States. We usually negotiate compensation for valuation services based on the scale and complexity of each assignment, and our fees typically relate in part to the value of the underlying assets.

Consulting Services delivers innovative, results-driven real estate solutions that align strategically and tactically with clients' business objectives. We provide clients with specialized, value-added real estate consulting services in such areas as mergers and acquisitions, occupier portfolio strategy, workplace solutions, location advisory, financial optimization strategies, organizational strategy and Six Sigma process solutions. Our professionals focus on translating global best practices into local real estate solutions, creating optimal financial and operational results for our clients.

We also provide ***Advisory Services*** for hotels, including hotel valuations and appraisals, acquisition advice, asset management, strategic planning, management contract negotiation, consulting, industry research and project and development services for asset types spanning the hospitality spectrum.

We typically negotiate compensation for Consulting Services based on work plans developed for advisory services that vary based on scope and complexity of projects. For transaction services, we generally base compensation on the value of transactions that close.

We provide ***Energy and Sustainability Services*** to occupiers and investors to assist them in developing their corporate sustainability strategies, greening their real estate portfolios, reducing their energy consumption and their carbon footprint, upgrading building performance by managing Leadership in Energy and Environmental Design ("LEED") construction or retrofits and providing sustainable building operations management. We have over 1,400 energy and sustainability accredited professionals and have provided over 20,000 facilities with specialized energy evaluation services. In 2011, we documented $105 million in energy savings for our clients and reduced their greenhouse gas emissions by 587,000 tons.

We generally negotiate compensation for Energy and Sustainability Services for each assignment based on the scale and complexity of the project or shared savings.

INVESTMENT MANAGEMENT

Our global real estate investment management business, a member of the Jones Lang LaSalle group that we operate under the brand name of LaSalle Investment Management, has three priorities:

- Develop and execute customized investment strategies that meet the specific investment objectives of each of our clients;
- Provide superior investment performance; and
- Deliver uniformly high levels of service on a global basis.

We provide investment management services to institutional investors and high-net-worth individuals. We seek to establish and maintain relationships with sophisticated investors who value our global platform and extensive local market knowledge. As of December 31, 2012, LaSalle Investment Management managed $47.0 billion of public real estate securities and private real estate assets, making us one of the world's largest managers of institutional capital invested in real estate assets and securities.

LaSalle Investment Management provides clients with a broad range of real estate investment products and services in the public and private capital markets. We design these products and services to meet the differing strategic, risk/return and liquidity requirements of individual clients. The range of investment alternatives includes private investments in multiple real estate property types including office, retail, industrial, health care and multi-family residential. We act either through commingled investment funds or single client account relationships ("separate accounts"). We also offer indirect public investments, primarily in publicly traded real estate investment trusts ("REITs") and other real estate equities.

The distribution of LaSalle Investment Management's assets under management is as follows ($ in billions):



We believe the success of our investment management business comes from our investment performance, industry-leading research capabilities, experienced investment professionals, innovative investment strategies, global presence and coordinated platform, local market knowledge and strong client focus. We maintain an extensive real estate research department whose dedicated professionals monitor real estate and capital market conditions around the world to enhance current investment decisions and identify future opportunities. In addition to drawing on public sources for information, our research department utilizes the extensive local presence of Jones Lang LaSalle professionals throughout the world to gather and share proprietary insight into local market conditions.

The investment and capital origination activities of our investment management business have grown increasingly global. We have invested in direct real estate assets in 22 countries across the globe, as well as in public real estate companies traded on all major stock exchanges. We expect that cross-border investment management activities, both fund raising and investing, will continue to grow.

Private Investments in Real Estate Properties (Separate Accounts and Fund Management). In serving our investment management clients, LaSalle Investment Management is responsible for the acquisition, management, leasing, financing and divestiture of real estate investments across a broad range of real estate property types. LaSalle Investment Management launched its first institutional investment fund in 1979 and currently has a series of commingled investment funds, including 10 funds that invest in assets in the Americas, 11 funds that invest in assets located in Europe and eight funds that invest in assets in Asia Pacific. LaSalle Investment Management also maintains separate account relationships with investors for whom we manage private real estate investments.

LaSalle Investment Management is the advisor to the Jones Lang LaSalle Income Property Trust, a non-listed real estate investment trust launched during 2012 that gives suitable individual investors access to a growing portfolio of diversified commercial real estate investments. As of December 31, 2012, LaSalle Investment Management had approximately $36.8 billion in assets under management in commingled funds and separate accounts.

Some investors prefer to partner with investment managers willing to co-invest their own funds to more closely align the interests of the investor and the investment manager. We believe that our ability to co-invest funds alongside the investments of clients' funds will continue to be an important factor in maintaining and continually improving our competitive position. We believe our co-investment strategy strengthens our ability to continue to raise capital for new real estate investments and real estate funds. At December 31, 2012, we had a total of $268.1 million of investments in real estate ventures that are included in our $47.0 billion of assets under management.

We may engage in "merchant banking" activities in appropriate circumstances. These involve making investments of the Firm's capital to acquire properties in order to seed investment management funds before they have been offered to clients. Historically, we have done this substantially through the LaSalle Investment Company structures we describe in Note 5 Investment in Real Estate Ventures of the Notes to Consolidated Financial Statements. We may also provide investment capital directly.

LaSalle Investment Management conducts its operations with teams of professionals dedicated to achieving specific client objectives. We establish investment committees within each region whose members have specialized knowledge applicable to underlying investment strategies. These committees must approve all investment decisions to make private market investments. We utilize the investment committee approval process for LaSalle Investment Management's investment funds and for all separate account relationships.

LaSalle Investment Management is generally compensated for money management services for private equity investments based on initial capital invested and managed, with additional fees tied to investment performance above benchmark levels. The terms of contracts vary by the form of investment vehicle involved and the type of service we provide. Our investment funds have various life spans, typically ranging between 5 and 10 years. Separate account advisory agreements generally have three-year terms with "at will" termination provisions, and include fee arrangements that are linked to the market value of the assets under management.

Investments in Public Equity. LaSalle Investment Management also offers clients the ability to invest in separate accounts focused on public real estate equity. We invest the capital of these clients principally in publicly traded securities of REITs and property company equities. As of December 31, 2012, LaSalle Investment Management had approximately $10.2 billion of assets under management in these types of investments. LaSalle Investment Management is typically compensated by securities investment clients on the basis of the market value of assets under management.

Revenue Summary. For the year ended December 31, 2012, we generated $3.6 billion of Fee Revenue, revenue net of gross contract costs for vendor and subcontract costs that are included in revenue and expense, from the following RES product categories and LaSalle Investment Management:



SUSTAINING OUR ENTERPRISE

We apply our sustainability strategy to the resources that we use in providing services to assets owned by our clients. The revenue and profits we earn from those efforts are then divided between further investment in our business, paying our employees and providing returns to our shareholders. These efforts, which among other things help our clients manage their real estate more effectively and efficiently, promote employment globally and create wealth for our shareholders, allow us to be an increasingly impactful member of, and positive force within, the communities in which we operate.



COMPETITION

As the result of our significant growth over the previous decade, we are now one of the two largest real estate services and investment management providers on a global basis. We believe that the other similar global providers are significantly smaller in terms of revenue than either of us. We believe that Jones Lang LaSalle's geographic reach, scope of services and scale of resources have become sufficient to provide substantially all of the services our clients need, wherever they need them. To most effectively serve and retain current clients, and win new clients, we strive to be the best firm in our industry.

Although there has been, and we expect will continue to be, consolidation within our industry, the totality of real estate services constituting the industry remains very large and as a whole the provision of these services remains highly diverse and fragmented. Accordingly, since we provide a broad range of commercial real estate and investment management services across many geographies, we face significant competition in many different ways on an international, regional and local level. Depending on the service, we also face competition from other real estate service providers, some of which may not traditionally be thought of as such, including institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms, technology firms, firms providing outsourcing services of various types (including technology or building products) and

companies that self-provide their real estate services with in-house capabilities. While these competitors may be global firms that claim to have service competencies similar to ours, many are local or regional firms which, although substantially smaller in overall size, may be larger in a specific local or regional market.

COMPETITIVE DIFFERENTIATORS

We believe that the key value drivers we list below create several competitive differentiators. These form the basis of our market positioning as the leading firm of choice for sophisticated clients seeking an integrated financial and professional services firm specializing in real estate on a global basis.

Client Relationship Management. We support our ability to deliver superior service to our clients through our ongoing investments in client relationship management and account management. Our goal is to provide each client with a single point of contact at our firm, an individual who is answerable to, and accountable for, all the activities we undertake for the client. We believe that we enhance superior client service through best practices in client relationship management, the practice of seeking and acting on regular client feedback, and recognizing each client's own specific definition of excellence.

Our client-driven focus enables us to develop long-term relationships with real estate investors and occupiers. By developing these relationships, we are able to generate repeat business and create recurring revenue sources. In many cases, we establish strategic alliances with clients whose ongoing service needs mesh with our ability to deliver fully integrated real estate services across multiple business units and office locations. We support our relationship focus with an employee compensation and evaluation system designed to reward client relationship building, teamwork and quality performance, in addition to revenue development.

Integrated Global Business Model. By combining a wide range of high-quality, complementary services—and delivering them at consistently high service levels globally through wholly owned offices with directly employed personnel—we can develop and implement real estate strategies that meet the increasingly complex and far-reaching needs of our clients. We also believe that we have secured an established business presence in the world's principal real estate markets, with the result that we can grow revenue without a proportionate increase in infrastructure costs. With operations in more than 1,000 locations in 70 countries on six continents, we have in-depth knowledge of local and regional markets and can provide a full range of real estate services around the globe. This geographic coverage, combined with the ability and willingness of our people to communicate and connect with each other across a common infrastructure platform, positions us to serve the needs of our multinational clients and manage investment capital on a global basis. We anticipate that our cross-selling potential across geographies and product lines will continue to develop new revenue sources for multiple business units within Jones Lang LaSalle.

We also anticipate that over time we will continue to develop expanded service offerings that are complementary, or adjacent, to our current offerings. An example would be providing services to multi-family residential real estate that complements our current services to commercial clients seeking to develop multi-use properties that encompass office, retail and residential space.

Industry-Leading Research Capabilities. We invest in and rely on comprehensive top-down and bottom-up research to support and guide the development of real estate and investment strategy for our clients. We have approximately 330 research professionals who gather data and cover market and economic conditions around the world. Research also plays a key role in keeping colleagues throughout the organization attuned to important events and changing conditions in world markets. We facilitate the dissemination of this information to colleagues through our company-wide intranet. We are also devising new approaches through technology, including the use of the Internet and developing social media techniques, to make our research, services and property offerings more readily available to our people and our clients.

We believe that our investments in research, technology, people and thought leadership position our Firm as a leading innovator in our industry. Our various research initiatives investigate emerging trends and help us

anticipate future conditions and shape new services to benefit our clients. Professionals in our Consulting Services practice identify and respond to shifting market and business trends to address changing client needs and opportunities. LaSalle Investment Management relies on our comprehensive investigation of global real estate and capital markets to develop new investment products and services tailored to the specific investment goals and risk/return objectives of our clients. We believe that our commitment to innovation helps us secure and maintain profitable long-term relationships with the clients we target: the world's leading real estate owners, occupiers, investors and developers.

Consistent and Innovative Service Delivery, Governance and Culture. We believe that our globally coordinated investments in research, technology, people, quality control and innovation, combined with the fact that our offices are wholly owned (rather than franchised) and our professionals are directly employed, enable us to develop, share and continually evaluate best practices across our global organization. Additionally, our overlapping and communicative senior management and Board of Directors structure promotes an environment of best practices in corporate governance, controls and overall corporate sustainability. We also believe these attributes allow us to infuse throughout the organization a culture of internal communication and connectivity and of integrity that is unparalleled in our industry. As a result, we are able to deliver the same consistently high levels of client service and operational excellence substantially wherever our clients' real estate investment and services needs exist.

Based on our general industry knowledge and specific client feedback, we believe we are recognized as an industry leader in technology. We possess the capability to provide sophisticated information technology systems on a global basis to serve our clients and support our employees. For example, FutureView (sm), our global portfolio optimization tool, allows corporate real estate teams with geographically diverse portfolios to identify potential rent savings by comparing their lease obligations to our firm's sophisticated local market forecasts. OneView by Jones Lang LaSalle (sm), our client extranet technology, provides clients with detailed and comprehensive insight into their portfolios, the markets in which they operate and the services we provide to them.

For our Energy and Sustainability Services business we have developed four industry leading technology platforms designed to help our clients reduce their environmental footprint and energy costs: (1) our Upstream platform is a tool for benchmarking overall energy and environmental performance relative to similar buildings in a similar geography, (2) our Building Energy Allocation Tool ("BEAT") enables a quick assessment of building energy consumption leading to opportunities for performance improvement, (3) our Portfolio Energy and Environmental Reporting Systems ("PEERS") tool provides a web-based platform for ongoing energy and environmental measurement and reporting including carbon footprint assessment, and (4) our Environmental Sustainability Platform ("ESP") is a real-time metering and monitoring program that enables on-line, real-time monitoring of building energy consumption. Connect (sm), our intranet technology, offers our employees easy access to the Firm's policies, news and collective thinking regarding our experience, skills and best practices. We also have implemented globally integrated systems for finance, human resources, and client relationship management, as well as securities management and trading systems for our investment management business.

We have a patented process in the United States for a "System and Method for Evaluating Real Estate Financing Structures" that assists clients with determining the optimal financing structure for controlling their real estate assets, including, for example, whether a client should own a particular asset, lease the asset, or control the asset by means of some other financing structure.

We have made two patent pending applications in the United States. One is for a geospatial intelligence and site tool to help in site selection, investment and market analysis. The second is for an online software platform that connects space owners with individuals or companies to transact office space leases either individually or in the aggregate.

We expect that we will continue to seek and implement additional ways in which we can develop and deploy technology platforms, use the Internet and employ social media techniques as business tools that will pro-actively make our own services and the real estate properties we list on the Internet increasingly efficient and useful to our constituencies and that will support our marketing and client development activities.

Maximizing Values of Real Estate Portfolios. To maximize the values of our real estate investments, LaSalle Investment Management capitalizes on its strategic research insights and local market knowledge to develop an integrated approach that leads to innovative solutions and value enhancement. Our global strategic perspective allows us to assess pricing trends for real estate and know which investors worldwide are investing actively. This gives us an advantageous perspective on implementing buying and selling strategies. During hold periods, our local market research allows us to assess the potential for cash flow enhancement in our clients assets based on an informed opinion of rental-rate trends. When combined, these two perspectives provide us with an optimal view that leads to timely execution and translates into superior investment performance.

Strong Brand and Reputation. In 2008, we introduced a new global brand positioning and visual identity to further differentiate us from our competitors. Based on evidence provided by marketing surveys we have commissioned, the extensive coverage we receive in top-tier business publications, the major awards we receive in many categories of real estate, sustainability and ethics, as well as our significant, long-standing client relationships, we believe that large corporations and institutional investors and occupiers of real estate recognize Jones Lang LaSalle's ability to reliably create value in changing market conditions. Our reputation is based on our deep industry knowledge, excellence in service delivery, integrity and our global provision of high-quality, professional real estate and investment management services. We believe that the combined strength of the Jones Lang LaSalle and LaSalle Investment Management brands represents a significant advantage when we pursue new business opportunities and is also a major motivation for talented people to join us around the world.

We believe we hold the necessary trademarks worldwide with respect to the "Jones Lang LaSalle" and "LaSalle Investment Management" names and the related logo, which we expect to continue to renew as necessary.

In 2012, we applied for and expect to receive the right to use the top level domain names of each of ".jll" and ".lasalle" from the Internet Corporation for Assigned Names and Numbers ("ICANN") during 2013.

Financial Strength. We focus on maintaining financial performance metrics, particularly our leverage and interest coverage ratios, that allows us to maintain investment grade financial ratings. We believe that the confidence in the financial strength of long-term service providers has become increasingly important to our clients, particularly in light of the global recession and the volatility of the capital markets in its aftermath. We believe that clients are increasingly making financial strength one of the more important criteria when they are selecting real estate service providers. Accordingly, our ability to present a superior financial condition distinguishes us as we compete for business.

We also believe that our geographic dispersion and the diversity of our service offerings across the globe provide a diversification of the sources of our revenues that reduces the overall inherent volatility of operating a real estate services business and therefore an additional measure of financial stability relative to other firms that are only local or regional and therefore must rely on the strength of fewer different markets.

We have maintained for a number of years an investment grade rating from each of Standard & Poor's (BBB-(stable)) and Moody's Investor Services, Inc. (Baa2 (stable)). Prior to 2012, the primary source of our credit was from an international syndicate of banks. During 2012, in order both to diversify our sources of credit and to take advantage of historically low interest rates, we issued $275 million of Long-term senior notes with a ten-year maturity and a fixed interest rate of 4.4% per annum.

Employee Engagement. As a business whose primary asset is the expertise and capabilities of its people, it is important to periodically measure and evaluate the level of our employee engagement, their performance enablement and the effectiveness of our managers. Approximately every two years, we use an outside provider to conduct an employee survey and then assist us in evaluating the results. We conducted our most recent survey during the summer of 2012.

Using our outside provider's definitions:

- Employee engagement means the extent to which employees are motivated to contribute to organizational success and are willing to apply discretionary effort to accomplishing tasks important to the achievement of organizational goals;
- Performance enablement means the extent to which an organization is committed to high levels of customer service and relies upon continuous improvement practices to achieve superior organizational results; and
- Manager effectiveness means the extent to which supervisors are leaders, capable of facilitating team performance through effectively managing both the tasks and responsibilities as well as facilitating teamwork and interpersonal relationships.

Our results indicated that our people reported an overall higher level of engagement, performance enablement and manager effectiveness than the global norms our outside provider maintains from the survey results it gathers from numerous other clients. In all cases, our top quartile of most engaged employees demonstrated significantly higher results than the top quartile of the global norms. Our results generally also improved over the results from our own 2010 survey.

While we were pleased with the results, we are developing and intend to implement various actions to address those specific areas where the data indicated room for improvement or possible concerns. In any event, we believe that the quality of our people, and their commitment to our organization and providing a high level of service to our clients, provides us with an important differentiator within the markets in which we operate.

INDUSTRY TRENDS

Recovering But Still Uncertain Economic Conditions. Since 2010, commercial real estate markets have broadly recovered around the world, although at different speeds and different levels of strength. Commercial values in most markets have been rising, though at varying rates of growth. Cross-border transaction volumes were nearly back to the levels of the previous cycle by the end of 2010, and have continued to increase. However, beginning in 2011 and continuing through 2012, additional uncertainty has been injected into the markets by the political and economic challenges that arose within the European Union, particularly as they influenced the credit quality of sovereign bonds issued by various European countries and the stability and liquidity of European banks. Additionally, continued stubborn levels of unemployment and concern about the levels of public debt, tax policy, fiscal policy and areas of economic weakness in the United States continued to tamp down economic recovery, although there have been signs of gradual albeit still slow improvement. Political change and uncertainty, combined with slower than previous growth, also led to questions about the ability of certain countries in Asia, particularly China and India, to continue to develop at historical rates. Due to the continuing uncertainties, a significant weight of equity capital has been targeting the most high quality prime real estate assets across all sectors, with prime yields continuing to compress due to the low supply of high quality assets to meet investor demand. Prime capital values have been rising over the last two years, most notably in many of the world's top office markets. Leasing conditions also have broadly improved worldwide although progress continues to trail the recovery in global capital markets.

Increasing Demand for Global Services and Globalization of Capital Flows. Many corporations based in countries around the world have pursued growth opportunities in international markets. Many are striving to control costs by outsourcing or offshoring non-core business activities. Both trends have increased the demand for global real estate services, including facilities management, tenant representation and leasing, property and energy management services. We believe that these trends will favor real estate service providers with the capability to provide services—and consistently high service levels—in multiple markets around the world. The highly competitive marketplace for the services we provide, combined with financial pressures experienced by certain of our competitors have, however, negatively impacted fees within some of our service lines.

Additionally, real estate capital flows have become increasingly global, as more assets are marketed internationally and as more investors seek real estate investment opportunities beyond their own borders. This trend has created new opportunities for investment managers equipped to facilitate international real estate capital flows and execute cross-border real estate transactions.

Growth of Outsourcing. In recent years outsourcing of professional real estate services has increased substantially, as corporations have focused corporate resources on core competencies. Although some continue to unbundle and separate the sources of their real estate services, large users of commercial real estate services continue to demonstrate an overall preference for working with single-source service providers able to operate locally, regionally and globally. The ability to offer a full range of services on this scale requires significant corporate infrastructure investment, including information technology applications and personnel training. Smaller regional and local real estate service firms, with limited resources, are less able to make such investments. In addition, public and other non-corporate users of real estate, including government agencies and health and educational institutions, have begun to outsource real estate activities as a means of reducing costs. As a result, we believe there continues to be significant growth opportunities for firms like ours that can provide integrated real estate services across many geographic markets.

Over the three-year period including 2012, our Corporate Solutions business has continued to expand its client base as follows:



Alignment of Interests of Investors and Investment Managers. Institutional investors continue to allocate significant portions of their investment capital to real estate. Many investors have shown a desire to commit their capital to investment managers willing to co-invest their own capital in specific real estate investments or real estate funds. In addition, investors are increasingly requiring that fees paid to investment managers be more closely aligned with investment performance. As a result, we believe that investment managers with co-investment capital, such as LaSalle Investment Management, will have an advantage in attracting real estate investment capital. In addition, co-investment may bring the opportunity to provide additional services related to the acquisition, financing, property management, leasing and disposition of such investments.

We expect institutional capital to continue to flow into real estate as many institutional funds are currently under-allocated to real estate as an asset class. We also are seeing institutional investors begin to consolidate their real estate portfolios, moving away from the spread of smaller managers assembled over the last cycle and towards larger managers such as LaSalle Investment Management.

Industry Consolidation and Other Trends. We believe that consolidation in our industry will continue as the larger, more financially and operationally stable companies will gain market share and become increasingly more

capable of servicing the needs of global clients. We also believe that developed countries will be favored for new investment as the risk appetite by investors remains conservative. Additionally, selecting service providers with the best reputation for governance, enterprise risk management and ethics will become increasingly important as operators and investors seeking efficiencies from developing their supply chains will want to avoid the significant potential costs and reputational issues associated with compliance missteps, such as violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or anti-money laundering regulations.

EMPLOYEES

With the help of aggressive goal and performance measurement systems and training, we attempt to instill in all of our people the commitment to be the best in the industry. Our goal is to be the real estate advisor of choice for clients and the employer of choice in our industry. To achieve that, we intend to continue to promote human resources techniques that will attract, motivate and retain high quality employees. The following table details our respective headcounts at December 31, 2012 and 2011 (rounded to the nearest hundred):

	2012	2011
Professional non reimbursable employees	19,700	18,800
Directly reimbursable employees	28,300	26,700
Total employees	48,000	45,500

Reimbursable employees include our property and integrated facilities management professionals and our building maintenance employees. The cost of these employees is generally reimbursable by our clients. Our employees are not members of any labor unions with the exception of approximately 1,160 directly reimbursable property maintenance employees in the United States. Approximately 33,600 and 31,700 of our employees at December 31, 2012 and 2011, respectively, were based in countries other than the United States.

CORPORATE GOVERNANCE; CODE OF BUSINESS ETHICS; CORPORATE SUSTAINABILITY AND RELATED MATTERS

We are committed to the values of effective corporate governance, operating our business with the highest ethical standards and conducting ourselves in an environmentally and socially responsible manner. We believe that these values will promote the best long-term performance of the Company for the benefit of our shareholders, clients, staff and other constituencies.

Corporate Governance. Our policies and practices reflect corporate governance initiatives that we believe comply with:

- The listing requirements of the New York Stock Exchange ("NYSE"), on which our Common Stock is traded;
- The corporate governance requirements of the Sarbanes-Oxley Act of 2002, as currently in effect;
- U.S. Securities and Exchange Commission regulations; and
- The General Corporation Law of the State of Maryland, where Jones Lang LaSalle is incorporated.

Our Board of Directors regularly reviews corporate governance developments and modifies our By-Laws, Guidelines and Committee Charters accordingly. As a result, for example, over the past years we have adopted the following corporate governance policies and approaches that are considered to be best practices in corporate governance:

- Annual elections of all members of our Board of Directors;
- Annual "say on pay" votes by shareholders with respect to executive compensation;

- Right of shareholders owning 30% of the outstanding shares of our Common Stock to call a special meeting of shareholders for any purpose;
- Majority voting in Director elections;
- Separation of Chairman and CEO roles, with the Chairman serving as Lead Independent Director;
- Required approval by the Nominating and Governance Committee of any related-party transactions;
- Executive session among the Non-Executive Directors at each in person meeting;
- Annual self-assessment by the Board of Directors and each of its Committees; and
- Annual assessment of the operation of the Board of Directors by the Company's senior executive management.

Code of Business Ethics. The ethics principles that guide our business operations globally are embodied in our Code of Business Ethics, which applies to all employees of the Company, including our Chief Executive Officer, Chief Financial Officer, Global Controller and the members of our Board of Directors. The Code of Business Ethics is the cornerstone of our Ethics Everywhere Program, by which we establish, communicate and monitor the overall elements of our efforts. We are proud of, and are determined to protect and enhance, the global reputation we have established since, in a service business such as ours, the integrity that our brand represents is one of our most valuable assets. For a number of years we have applied for and received Ethics Inside™ certification from the Ethisphere Institute, a leading organization dedicated to best practices in ethics, compliance, corporate governance and citizenship. We believe it is the only available independent verification of a company's ethics program. For the fifth consecutive year, during 2012 we were also named to Ethisphere's list of the World's Most Ethical Companies.

We support the principles of the United Nations Global Compact, the United Nations Principles of Responsible Investing and, given that our clients include a number of the major companies within the electronic industry, the Electronic Industry Code of Conduct.

Vendor Code of Conduct. Jones Lang LaSalle expects that each of its vendors, meaning any firm or individual providing a product or service to Jones Lang LaSalle or indirectly to our clients as a contractor or subcontractor, will share and embrace the letter and spirit of our commitment to integrity. While vendors are independent entities, their business practices may significantly reflect upon us, our reputation and our brand. Accordingly, we expect all vendors to adhere to the Jones Lang LaSalle Vendor Code of Conduct, which we publish in multiple languages on our Website. We continue to evaluate and implement new ways to monitor the quality and integrity of our supply chain.

Corporate Sustainability We encourage and promote the principles of sustainability everywhere we operate. Since our business operations span the globe, we seek to improve the communities and environment in which our people work and live. We design our corporate policies to reflect the highest standards of corporate governance and transparency, and we hold ourselves responsible for our social, environmental and economic performance. These priorities guide the interactions we have with our shareholders, clients, employees, regulators and vendors, as well as with all others with whom we come into contact, as we pursue our vision to lead the transformation of the real estate industry by making a positive impact both in and beyond our business.

Jones Lang LaSalle works to foster an environment that values the richness of our differences and reflects the diverse world in which we live and work. By cultivating a dynamic mix of people and ideas, we enrich our firm's performance, the communities in which we operate and the lives of our employees. We seek to recruit a diverse workforce, develop and promote exceptional talent from diverse backgrounds, and embrace the varied experiences of all our employees.

Corporate Political Activities. Given the diversity of the Company's clients, shareholders, staff and other constituencies, the general approach of the Company is not to take a position as an organization on social or

political issues or on political campaigns. Accordingly, the use of corporate funds or other resources for political activities has been negligible. From time to time, the Company may comment on proposed legislation or regulations that directly affect its business interests and therefore the interests of its shareholders.

Conflicts Minerals. Since we are not a manufacturer, nor do we contract to manufacture, we do not believe that we engage in the purchase or procurement of conflicts minerals, either for ourselves or our clients.

COMPANY WEBSITE AND AVAILABLE INFORMATION

Jones Lang LaSalle's Website address is www.joneslanglasalle.com. We make available, free of charge, our Form 10-K, 10-Q and 8-K reports, and our proxy statements, as soon as reasonably practicable after we file them electronically with the U.S. Securities and Exchange Commission ("SEC"). You also may read and copy any document we file with the SEC at its public reference room at 100 F Street, NE, Washington, D.C. 20549. Information about its public reference room can be obtained by calling the SEC at 1.800.SEC.0330. The SEC maintains an internet site that contains annual, quarterly and current reports, proxy statements and other information that we file electronically with the SEC. The SEC's Website address is www.sec.gov.

Our Website also includes information about our corporate governance. In addition to other information, we will make the following materials available in print to any shareholder who requests them in writing from our Corporate Secretary at the address of our principal executive office set forth on the cover page of this 10-K report.

- Code of Business Ethics;
- Vendor Code of Conduct;
- Bylaws;
- Corporate Governance Guidelines;
- Charters for our Audit, Compensation, and Nominating and Governance Committees;
- Statement of Qualifications for Members of the Board of Directors;
- Complaint Procedures for Accounting and Auditing Matters;
- Statements of Beneficial Ownership of our Equity Securities by our Directors and Officers;

Our Sustainability Report is available at www.joneslanglasalle.com/csr.

The Company intends to post on its Website any amendment or waiver of the Code of Business Ethics with respect to a member of our Board of Directors or any of the executive officers named in our proxy statement.



Code of Business Ethics



Vendor Code of Conduct



Sustainability Report



Corporate Facts

INTEGRATED REPORTING

As one of the pilot companies participating in the International Integrated Reporting Council, we support the general principles designed to promote communications and our integrated thinking about how an organization's strategy, governance and financial and non-financial performance lead to the creation of value over the short, medium and long term. This Annual Report to Shareholders focuses on our business strategy and our financial performance, including an initial attempt to illustrate how being a sustainable enterprise is integral to our success. Our citizenship and sustainability efforts are reflected primarily in our Sustainability Report. Our governance and remuneration practices are reported primarily in the Proxy Statement for our Annual Meeting of Shareholders.

ITEM 1A. RISK FACTORS

General Overview. Our business is complex, dynamic, entrepreneurial and international. Accordingly, it is subject to a number of significant risks in the ordinary course of its operations. If we cannot or do not successfully manage the risks associated with the services we provide, our operations, business, operating results, reputation and/or financial condition could be materially and adversely affected.

One of the challenges of a global business such as ours is to determine in a sophisticated manner the critical enterprise risks that exist or may newly develop over time as our business evolves. We must then determine how best to employ reasonably available resources to prevent, mitigate and/or minimize those risks that we are able to identify as having the greatest potential to cause significant damage from an operational, financial or reputational standpoint. An important dynamic we must also consider and appropriately manage is how much and what types of commercial insurance to obtain and how much potential liability may remain uninsured consistent with the infrastructure that is in place within the organization to identify and properly manage it.

Various factors over which we have no control significantly affect commercial real estate markets. These include (1) macro movements of the stock, bond, currency and derivatives markets, (2) the political environment, (3) government policy and regulations, in each case whether at local, national or international levels and (4) the cost and availability of natural and non-renewable resources used to operate real estate. The severe financial disruption and global recession that occurred during 2008 and 2009 materially impacted global real estate markets as the volume and pace of commercial real estate transactions contracted and real estate pricing and leasing in many countries and markets fell substantially. Although markets have generally stabilized and improved, their continued recovery has been impeded for various reasons. These include (1) significant uncertainties arising out of the financial, political and liquidity challenges that continue for heavily indebted countries within the European Union, (2) the continued stubbornness of unemployment, (3) uncertainty about future fiscal and tax policy within the United States and (4) the relative slow-down in certain economies in Asia including those of China and India. In general, significant macroeconomic and geopolitical uncertainties remain, and the strength of the recovery has therefore varied from one economy to another. Also, governments are responding to problematic situations in different and sometimes unpredictable and politically motivated ways. Accordingly, it is inherently difficult to make accurate predictions about the future movements in the markets in which we operate.

Governance over Enterprise Risk Management. We attempt to approach enterprise risk issues in a coordinated way across the globe. We govern our enterprise risk program primarily through our Global Operating Committee ("the GOC"), which includes our Global Chief Financial Officer, our business segment Chief Operating Officers and the leaders of our principal corporate staff groups: Finance, Legal Services, Accounting, Insurance, Human Resources, Tax, Marketing, Information Technology, Business Resumption, Professional Standards and Sustainability. The GOC coordinates its enterprise risk activities with our Internal Audit function, whose leadership attends GOC meetings and performs an annual risk assessment of our business in order to determine where to focus its auditing and advisory efforts.

Our Board of Directors and its Committees take active roles in overseeing management's identification and mitigation of the Company's enterprise risks. The Audit Committee focuses on the process by which management continuously identifies its enterprise risks and monitors the mitigation efforts that have been established. The Board focuses on substantive aspects of management's evaluation of our enterprise risks and the efforts we take to contain and mitigate them. Each of the Compensation Committee and the Nominating and Governance Committee also monitors and discusses with management those risks that are inherent in the matters that are within each such Committee's purview.

As a standing agenda item for its quarterly meetings, the Audit Committee discusses with management the process that has been followed in order to establish an enterprise risk management report. This report reflects (1) the then current most significant enterprise risks that management believes the Company is facing, (2) the efforts management is taking to avoid or mitigate the identified risks and (3) how the Company's internal audit function proposes to align its activities with the identified risks. The management representatives who regularly

attend the Audit Committee meetings and participate in the preparation of the report and the discussion include our (1) Chief Financial Officer, (2) General Counsel and (3) Director of Internal Audit. At the meetings, the Director of Internal Audit reviews with the Committee how the report has informed the decisions about what aspects of the Company that Internal Audit will review as part of its regular audit procedures, as well as how various programmatic activities by Internal Audit have been influenced by the conclusions drawn in the report.

The enterprise risk management report is provided to the full Board as a regular part of the materials for its quarterly meetings. At those meetings, the Board asks questions of management about the conclusions drawn in the enterprise risk management report and makes substantive comments and suggestions. Additionally, during the course of each year, the Audit Committee (or sometimes the full Board) meets directly on one or multiple occasions with the senior-most leaders of our critical corporate functions to consider, among other topics, the enterprise risks those internal organizations face and how they are managing and addressing them. At each Board meeting, the Chairman of our Audit Committee reports to the full Board on the activities of the Audit Committee, including with respect to its oversight of the enterprise risk management process. Given our level of acquisition activities, our Board receives periodic updates on the status of integrating new businesses and how we are attempting to mitigate the enterprise risks inherent in making acquisitions. We also discuss with the Board any lessons learned from the acquisitions we have completed and any processes or approaches we have changed or improved as a result.

As a regular part of its establishment of executive compensation, the Compensation Committee considers how the structuring of our compensation programs will affect risk-taking and the extent to which they will drive alignment with the long-term success of the enterprise and the interests of our shareholders.

In the normal course of its activities, our Nominating and Governance Committee reviews emerging best practices in corporate governance and stays abreast of changes in laws and regulations that affect the way we conduct our corporate governance, which represents another important aspect of overall enterprise risk management.

Risk Mitigation Efforts. We do not attempt to discuss in this section all of the various significant efforts we employ to attempt to mitigate or contain the risks we identify, although we believe we have a robust program to do so in a systematic way. These efforts include (1) quarterly reviews by our GOC of operational errors and litigation situations so that we can consider whether there are steps we can take, such as changes to policies or additional staff training, that will prevent similar issues from recurring, (2) monthly reviews by our global team of Ethics Officers of internal ethics matters and general external ethics issues and consideration of whether there are new or different activities we can establish within our Ethics Everywhere program in order to pro-actively address them and (3) the activities by our Director of Professional Standards to coordinate enterprise risk mitigation and prevention among the business, our internal auditors and our other corporate staff functions.

Categorization of Enterprise Risks. This section reflects our current views concerning the most significant risks we believe our business faces, both in the short-term and the long-term. We do not, however, purport to include every possible risk from which we might sustain a loss. For purposes of the following analysis and discussion, we generally group the risks we face according to four principal categories:

- External Market Risk Factors;
- Internal Operational Risk Factors;
- Financial Risk Factors; and
- Human Resources Risk Factors.

We could appropriately place some of the risks we identify in more than one category, but we have chosen the one we view as primary. We do not necessarily present the risks below in their order of significance, the relative likelihood that we will experience a loss or the magnitude of any such loss. Certain of these risks also may give rise to business opportunities for our firm, but our discussion of risk factors in Item 1A is limited to the adverse effects the risks may have on our business.

External Market Risk Factors

GENERAL ECONOMIC CONDITIONS AND REAL ESTATE MARKET CONDITIONS CAN HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Real estate markets are inherently cyclical. They correlate strongly to local and national economic and political conditions or, at least, to the perceptions and confidence of investors and users as to the relevant economic outlook. For example, corporations may be hesitant to expand space or enter into long-term commitments if they are concerned about the general economic environment. Corporations that are under individual financial pressure for any reason, or are attempting to more aggressively manage their expenses, may (1) reduce the size of their workforces, (2) reduce spending on capital expenditures, including with respect to their offices, (3) permit more of their staff to work from home offices and/or (4) seek corresponding reductions in office space and related management services.

We have previously experienced, and expect in the future that we will be negatively impacted by, periods of economic slowdown or recession and corresponding declines in the demand for real estate and related services. The recent economic recession was extraordinary for its worldwide scope, severity and impact on major financial institutions, as well as the extent of governmental stimulus and regulatory responses. During 2011 and 2012, the inability of the European Union to effect a sustainable resolution of the financial and political instability of certain of its member countries has prevented the return of a healthy level of confidence to its markets. Structural and political issues have similarly restrained a confident recovery in the United States and have resulted in inconsistent and less robust development of certain Asian markets, including in China and India. Although we have been able to continue to grow our business largely by gaining market share, including as the result of targeted acquisitions, the continued inconsistent and sometimes tepid growth of commercial real estate and capital markets generally have challenged our ability to expand our business at a strong pace.

The speed with which markets change, both positively and negatively, has accelerated due to the increased global interconnectedness that has resulted from the immediacy and availability of information, among other reasons. This has added to the challenges of anticipating and quickly adapting to changes in business and revenue, particularly since real estate transactions are inherently complicated and longer-term in nature. Negative economic conditions and declines in the demand for real estate and related services in several markets or in significant markets could have a material adverse effect, including as a result of the following factors:

- **Decline in Acquisition and Disposition Activity**

A general decline in acquisition and disposition activity for commercial real estate can lead to a reduction in the fees and commissions we receive for arranging such transactions, as well as in fees and commissions we earn for arranging financing for acquirers. This can affect both our LaSalle Investment Management business as well as our Capital Markets business in our Real Estate Services segments. For example, although overall conditions have improved, restrictions in the availability of credit in the European Union continue to negatively impact real estate pricing as a general matter in many member countries. Additionally, a continued bias by investors toward conservatism means that their appetite for core investment products remains noticeably higher than for opportunistic or speculative products.

- **Decline in the Real Estate Values and Performance, Leasing Activity and Rental Rates**

A general decline in the value and performance of real estate and in rental rates can lead to a reduction in both (1) investment management fees, a significant portion of which is generally based upon the performance of investments and net asset values, and (2) the value of the co-investments we make with our investment management clients or merchant banking investments we have made for our own account. Additionally, such declines can lead to a reduction in fees and commissions that are based on the value of, or revenue produced by, the properties with respect to which we provide services. This may include fees and commissions (1) for property management and valuations, (2) generated by our Capital Markets, Hotels and other businesses for arranging acquisitions, dispositions and financings and (3) for arranging leasing transactions. Such declines can also lead to

an unwillingness or inability of clients to make new (or honor existing) capital commitments to funds sponsored by our investment management business, which can result in a decline of both investment management fees and incentive fees and can also restrict our ability to employ capital for new investments in current funds or establish new funds. The general decline in the value and performance of real estate negatively impacted the value of our own co-investments during 2009 and 2010. As real estate markets have generally improved since 2010, we have seen the value of these investments return, as reflected in the increase in our equity earnings recognized in the last two years.

Historically for companies in our industry, a significant decline in real estate values in a given market has also generally tended to result in increased litigation and claims regarding advisory and valuation work done prior to the decline, as well as pressure from investment management clients regarding performance.

- **Decline in Value of Real Estate Securities**

A general decline in the value of real estate securities (for example, real estate investment trusts, or "REITs") will have a negative effect on the value of the portfolios that our LaSalle Investment Management Securities business manages, and any securities held in accounts that LaSalle Investment Management manages, and therefore the fees we earn on assets under management. In addition, a general decline in the value of real estate securities could negatively impact the amount of money that investors are willing to allocate to real estate securities and the pace of engaging new investor clients.

- **Cyclicality in the Real Estate Markets; Lag in Recovery Relative to Broader Markets**

Cyclicality in the real estate markets may lead to cyclicality in our earnings and significant volatility in our stock price, which in recent years has continued to be highly sensitive to market perception of the global economy generally and our industry specifically. Real estate markets are also thought to "lag" the broader economy. This means that even when underlying economic fundamentals improve in a given market, it may take additional time for these improvements to translate into strength in the real estate markets. This may be exacerbated when banks delay their resolution of commercial real estate assets whose values are less than their associated loans.

- **Effect of Changes in Non-Real Estate Markets**

Changes in non-real estate markets can also affect our business in different ways for different types of investors. For example, relative strength in the equity markets can lead certain investors to lower the level of capital allocated to real estate, which in turn can mean that our ability to generate fees from the operation of our investment management business will be negatively impacted. Strength in the equity markets can also negatively impact the perception of relative performance of real estate as an asset class, which in turn means that the incentive fees relating to the performance of our investment funds will be negatively impacted. For those investors who seek to maintain real estate as a relatively fixed percentage of their portfolios and will periodically rebalance in order to do so, the so-called "denominator effect" can lead to either (1) selling real estate when the equity markets are weak since that can make real estate investments too great of a proportion of their portfolios or (2) buying real estate when equity markets are strong in order to maintain the desired percentage relative to other assets.

REAL ESTATE SERVICES AND INVESTMENT MANAGEMENT MARKETS ARE HIGHLY COMPETITIVE.

We provide a broad range of commercial real estate and investment management services. There is significant competition on an international, regional and local level with respect to many of these services and in commercial real estate services generally. Depending on the service, we face competition from other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms, technology firms, consulting firms, firms providing outsourcing of various types (including technology, and building products), any of which may be a global, regional or local firm, and companies that self-provide their real estate services with in-house capabilities.

Many of our competitors are local or regional firms. Although they may be substantially smaller in overall size than we are, they may be larger than we are in a specific local or regional market. Some of our competitors have expanded the services they offer in an attempt to gain additional business. Some may be providing outsourced facilities management services in order to sell products to clients (such as HVAC systems) that we do not offer. In some sectors of our business, particularly Corporate Solutions, some of our competitors may have greater financial, technical and marketing resources, larger customer bases, and more established relationships with their customers and suppliers than we have. Larger or better-capitalized competitors in those sectors may be able to respond faster to the need for technological changes, price their services more aggressively, compete more effectively for skilled professionals, finance acquisitions more easily, develop innovative products more effectively and generally compete more aggressively for market share. This can also lead to increasing commoditization of the services we provide and increasing downward pressure on the fees we can charge.

New competitors, or alliances among competitors that increase their ability to service clients, could emerge and gain market share, develop a lower cost structure, adopt more aggressive pricing policies or provide services that gain greater market acceptance than the services we offer. In order to respond to increased competition and pricing pressure, we may have to lower our prices or loosen contractual terms (such as liability limitations), which may have an adverse effect on our revenue and profit margins. We may also need to become increasingly productive and efficient in the way we deliver services or with respect to the cost structure supporting our businesses, which may in turn require more innovative uses of technology as well as data gathering and data mining.

As we are in a consolidating industry, there is an inherent risk that competitive firms may be more successful than we are at growing through merger and acquisition activity. While we have successfully grown organically and through a series of acquisitions, sourcing and completing acquisitions are complex and sensitive activities. In light of the continuing need to provide clients with more comprehensive services on a more productive and cost efficient basis, we expect increasing acquisition opportunities to emerge and may increase our acquisition activity compared to recent years. For example, in 2011 we completed the significant acquisition of the King Sturge in Europe after having considerably slowed our acquisition activity during the 2008 to 2010. During 2012 we completed four acquisitions. We are considering, and will continue to consider, acquisitions that we believe will strengthen our market position, increase our profitability and supplement our organic growth. However, there is no assurance that we will be able to continue our acquisition activity in the future at the same pace as we have in the past.

We believe we emerged from the global economic downturn in a stronger financial and market share position relative to certain of our traditional competitors. This may in some cases lead to a willingness on the part of a competitor to engage in aggressive pricing, advertising or hiring practices in order to maintain market shares or client relationships. To the extent this occurs, it increases the competitive risks and fee pressures we face, although ramifications will differ from one competitor to another given their different positions within the marketplace and their different financial situations.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements. Many of these agreements may be canceled by the client for any reason with as little as 30 to 60 days' notice, as is typical in the industry. In this competitive market, if we are unable to maintain these relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition may be materially adversely affected. The global economic downturn and continued weaknesses in the markets in which they themselves compete have led to additional pricing pressure from clients as they themselves came under financial pressure, participated in governmental bail-out programs or filed for bankruptcy or insolvency protection, as some significant clients did. These effects have moderated, but they could increase again in the wake of the continuing political and economic uncertainties within the European Union and the United States.

REPUTATIONAL AND BRAND RISKS.

The value and premium status of our brand is one of our most important assets. An inherent risk in maintaining our brand is that we may fail to successfully differentiate the scope and quality of our service and product

offerings from those of our competitors, or that we may fail to sufficiently innovate or develop improved products or services that will be attractive to our clients. Additionally, given the rigors of the competitive marketplace in which we operate, there is the risk that we may not be able to continue to find ways to operate more productively and more cost-effectively, including by achieving economies of scale, or that we will be limited in our ability to further reduce the costs required to operate on a globally coordinated platform.

The dynamic nature of the Internet and social media, which have substantially increased the availability and transparency of information, could devalue the information that we gather and disseminate as part of our business model and may harm certain aspects of our brokerage business in the event that principals of transactions prefer to transact directly with each other. In this regard, we face potential disintermediation challenges from companies whose primary business is to aggregate and disseminate for compensation the listing information they obtain from firms like ours that represent commercial landlords offering space to let.

The rapid dissemination and increasing transparency of information, particularly for public companies, increases the risks to our business that could result from negative media or announcements about ethics lapses or other operational problems, which could lead clients to terminate or reduce their relationships with us.

THE SEASONALITY OF OUR REAL ESTATE SERVICES BUSINESS EXPOSES US TO RISKS.

Within our Real Estate Services business, our revenue and profits have historically tended to be significantly higher in the third and fourth quarters of each year than in the first two quarters. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and because certain expenses are constant through the year. Historically, we have reported relatively lower earnings in the first quarter and then increasingly larger earnings during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains (both of which can be particularly unpredictable).

The seasonality of our business makes it difficult to determine during the course of the year whether planned results will be achieved, and thus to adjust to changes in expectations. Additionally, negative economic or other conditions that arise at a time when they impact performance in the fourth quarter, such as the particular timing of when larger transactions close or changes in the value of the U.S. dollar against other currencies, may have a more significant impact than if they occurred earlier in the year. To the extent we are not able to identify and adjust for changes in expectations or we are confronted with negative conditions that impact inordinately on the fourth quarter of a year, this could have a material adverse effect.

As a result of growth in our property management and integrated facilities management businesses and other services related to the growth of outsourcing of corporate real estate services, there has been somewhat less seasonality in our revenue and profits during the past few years than there was historically, but we believe that some level of seasonality will always be inherent in our industry and outside of our control. Although we continued to experience a level of seasonality in 2012 that was similar to previous years, we are unable to predict whether the aftermath of the global economic downturn, which led to unprecedented market disruptions and levels of government intervention, or whether the consequences of the current political and financial uncertainties within the European Union, will result in any overall permanent changes to the marketplace that will have an effect on the historical seasonality of our business in 2013 and beyond.

POLITICAL AND ECONOMIC INSTABILITY AND TRANSPARENCY: PROTECTIONISM; TERRORIST ACTIVITIES; HEALTH EPIDEMICS.

We operate in approximately 70 countries with varying degrees of political and economic stability and transparency. For example, within the past few years certain Middle Eastern, Asian, European and South American countries have experienced serious political and economic instability that will likely continue to arise from time to time in countries in which we have operations. It is difficult for us to predict where or when a significant change in the political leadership or regime within a given country may occur, or what the

implications of such a change will be on our operations given that legislative, tax and business environments can be altered quickly and dramatically. For example, the recent political changes in Egypt and other Middle Eastern countries have significantly disrupted business activity in these countries. Also, in recent years there has been an unusual level of legislative and regulatory activity in the United States and certain countries in Europe, as well as significant political changes in a number of countries, resulting in changes to financial, tax, healthcare, governance and other laws that may directly affect our business and continue to evolve. Starting in the second half of 2011, debate arose about the continued viability of the European Union and the Euro currency, and uncertainties remain about how this situation may ultimately be resolved, including with respect to the creditworthiness of European sovereign debt and financial institutions, and what the consequences to our business might be.

Accordingly, our ability to operate our business in the ordinary course and our willingness to commit new resources or investments may be affected or disrupted in one way or another, with corresponding reductions in revenue, increases in taxes and more aggressive taxation policies, increases in other expenses (such as with respect to employee healthcare), restrictions on repatriating funds, difficulties in collecting receivables from clients, difficulties in recruiting staff, increased corruption or other material adverse effects.

In the event that governments engage in protectionist policies which favor local firms over foreign firms or which restrict cross-border capital flows, our ability to utilize and benefit from our global platform and integrated business model could be adversely affected. The global downturn also significantly added to the deficit spending of certain governments in countries where we do business and has called into question the creditworthiness of some countries. More recently, particularly in Europe, governments have instituted austerity programs in an effort to contract spending and avoid defaults on sovereign debt, some of which have resulted in social unrest. There has been some speculation that one or more European countries may stop using the Euro as its currency. The United States is also facing continued economic uncertainties as the result of its high levels of public debt, both at the federal and certain state and local levels, including as the result of social programs and public employee pensions, as well as higher levels of taxation. It is inherently difficult to predict what the consequences to our business may be from these situations as they develop.

In addition, terrorist activities have escalated in recent years and at times have affected cities in which we operate. The 2008 terrorist attack in Mumbai, India, where we have a presence, is an example and there have been serious situations in other cities where we have important operations, including London and Moscow. To the extent that similar terrorist activities continue to occur, they may adversely affect our business because they tend to target the same type of high-profile urban areas in which we do business.

Health epidemics that affect the general conduct of business in one or more urban areas (including as the result of travel restrictions and the inability to conduct face-to-face meetings), such as occurred in the past from SARS and influenza, or may occur in the future from other types of outbreak, can also adversely affect the volume of business transactions, real estate markets and the cost of operating real estate or providing real estate services.

The increasing globalization by our multi-national clients creates pressure to further expand our own geographical reach into less developed countries, including for example within Africa, which tends to exacerbate the above risks. As we continue to provide services in countries that have relatively higher security risks and lower levels of transparency, our exposure to the risks inherent in doing business in less developed markets increases.

INFRASTRUCTURE DISRUPTIONS.

Our ability to conduct a global business may be adversely impacted by disruptions to the infrastructure that supports our businesses and the communities in which they are located. This may include disruptions involving electrical, communications, transportation or other services used by Jones Lang LaSalle or third parties with which we conduct business. It may also include disruptions as a result of natural disasters such as hurricanes, earthquakes and floods, whether as the result of climate change or otherwise, political instability, general labor

strikes or turmoil or terrorist attacks. These disruptions may occur, for example, as a result of events affecting only the buildings in which we operate (such as fires), or as a result of events with a broader impact on the cities where those buildings are located (including, potentially, the longer-term effects of global climate change). Nearly all of our employees in our primary locations, including Chicago, London, Singapore and Sydney, work in close proximity to each other in one or more buildings. If a disruption occurs in one location and our employees in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients may suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel.

The infrastructure disruptions we describe above may also disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients. The buildings we manage for clients, which include some of the world's largest office properties and retail centers, are used by numerous people daily. As a result, fires, earthquakes, floods, other natural disasters, defects and terrorist attacks can result in significant loss of life, and, to the extent we are held to have been negligent in connection with our management of the affected properties, we could incur significant financial liabilities and reputational harm. An example during 2012 was Hurricane Sandy, which disrupted our own operations in the Northeast United States and caused significant flooding damage to buildings we manage for clients in lower Manhattan.

The occurrence of natural disasters and terrorist attacks can also significantly increase the availability and/or cost of commercial insurance policies covering real estate, both for our own business and for those clients whose properties we manage and who may purchase their insurance through the insurance buying programs we make available to them. We expect insurance companies to raise premiums generally as the result of Hurricane Sandy, for example.

There can be no assurance that the disaster recovery and crisis management procedures we employ will suffice in any particular situation to avoid a significant loss. Given that our staff is increasingly mobile and less reliant on physical presence in a Company office, our disaster recovery plans increasingly rely on the availability of the Internet (including "cloud" technology) and mobile phone technology, so the disruption of those systems would likely affect our ability to recover promptly from a crisis situation. Additionally, our ability to foresee or mitigate the potential consequences to managed properties, and real estate generally, from the effects of climate change, may be limited. We have significant operations and client relationships in cities with coastal exposure, such as New York.

CIVIL AND REGULATORY CLAIMS; LITIGATING DISPUTES IN DIFFERENT JURISDICTIONS.

Substantial civil legal liability or a significant regulatory action against our Firm could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business prospects. Many legal systems, including in the United States, have fairly significant barriers against recovering legal fees from plaintiffs that file cases we consider frivolous, so the costs to us of defending such cases can be substantial even if we prevail.

While we maintain commercial insurance in an amount we believe is appropriate, we also maintain a significant level of self-insurance for the liabilities we may incur. Although we place our commercial insurance with only highly-rated companies, the value of otherwise valid claims we hold under insurance policies may become uncollectible due to the insolvency of the applicable insurance company. The global economic downturn made insurance companies less stable financially and has therefore increased the risk of their creditworthiness to us to some degree as some of the most prominent insurers have experienced downgrades in their financial ratings. The current political and economic uncertainties in the European Union have negatively impacted the financial strength of those insurance companies that hold sovereign debt issued by certain European countries.

Additionally, the claims we have can be complex and insurance companies can prove difficult or bureaucratic in resolving claims, which may result in payments to us being delayed or reduced or that we must litigate in order to enforce an insurance policy claim.

Any disputes we have with third parties, or any government regulatory matters, generally must be adjudicated within the jurisdiction in which the dispute arose. Therefore, our ability to resolve our disputes successfully depends on the local laws that apply and the operation of the local judicial system. The timeliness, quality, transparency, integrity and sophistication of judicial systems vary widely from one jurisdiction to the next. Our geographic diversity therefore may expose us to disputes in certain jurisdictions that could be challenging to resolve efficiently and/or effectively, particularly as there appears to be an increasing tendency toward litigation in emerging markets, where the rule of law is less reliable, legal systems are less mature and transparent and the potential for judicial corruption remains a practical reality. It also may be more difficult to collect receivables from clients who do not pay their bills in certain jurisdictions, since resorting to the judicial system in certain countries may not be an effective alternative given the delays and costs involved.

Internal Operational Risk Factors

CONCENTRATIONS OF BUSINESS WITH CORPORATE AND INVESTOR CLIENTS CAUSES INCREASED CREDIT RISK AND GREATER IMPACT FROM THE LOSS OF CERTAIN CLIENTS; INCREASED RISKS FROM HIGHER LIMITATIONS OF LIABILITY IN CONTRACTS.

While our client base remains highly diversified across industries and geographies, we value the expansion of business relationships with individual corporate clients and institutional investors because of the increased efficiency and economics (both to our clients and our Firm) that can result from developing repeat business from the same client and from performing an increasingly broad range of services for the same client. Having increasingly large and concentrated clients also can lead to greater or more concentrated risks of loss if, among other possibilities, such a client (1) experiences its own financial problems, which can lead to larger individual credit risks, (2) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced, (3) decides to reduce its operations or its real estate facilities, (4) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations, (5) decides to change its providers of real estate services or (6) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers. In the case of LaSalle Investment Management, concentration of investor clients can lead to fewer sources of investment capital, which can negatively affect assets under management in case a higher-volume client withdraws its funds or does not re-invest them.

Additionally, competitive conditions, particularly in connection with increasingly large clients may require us to compromise on certain contract terms with respect to the payment of fees, the extent of risk transfer, acting as principal rather than agent in connection with supplier relationships, liability limitations and other contractual terms, or in connection with disputes or potential litigation. Where competitive pressures result in higher levels of potential liability under our contracts, the cost of operational errors and other activities for which we have indemnified our clients will be greater and may not be fully insured.

The global economic downturn increased these risks to our organization as it created significant financial distress (which in some cases led to bankruptcy or insolvency) for many organizations, including some that are clients of ours. Some of our largest clients include companies in the financial services industry, such as commercial banks, investment banks and insurance companies, and companies in the auto industry, which were significantly impacted by the global economic downturn and have not necessarily rebounded to pre-crisis levels of financial security. The current issues in the European Union may negatively impact the financial condition of companies conducting significant operations in European countries that experience recessions as the result of contractions in government spending, including as the result of reduced liquidity from banks that tighten lending policies and potential social unrest.

CONTRACTUAL LIABILITIES AS PRINCIPAL AND FOR WARRANTED PRICING.

We may, on behalf of our clients, hire and supervise third-party contractors to provide construction, engineering and various other services for properties we are managing or developing on behalf of clients. Depending upon

(1) the terms of our contracts with clients, which, for example, may place us in the position of a principal rather than an agent, or (2) the responsibilities we assume or are legally deemed to have assumed in the course of a client engagement (whether or not memorialized in a contract), we may be subjected to, or become liable for, claims for construction defects, negligent performance of work or other similar actions by third parties we do not control.

Adverse outcomes of property management disputes or litigation could negatively impact our business, operating results and/or financial condition, particularly if we have not limited in our contracts the extent of damages to which we may be liable for the consequences of our actions, or if our liabilities exceed the amounts of the commercial third-party insurance that we carry. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property manager even if we have technically disclaimed liability as a legal matter, in which case we may find it commercially prudent to participate in a financial settlement for purposes of preserving the client relationship.

Acting as a principal may also mean that we pay a contractor before we have been reimbursed by the client, which exposes us to additional risks of collection from the client in the event of an intervening bankruptcy or insolvency of the client. The reverse can occur as well, where a contractor we have paid files bankruptcy or commits fraud with the funds before completing a project for which we have paid it in part or in full.

As part of our project management business, we may enter into agreements with clients that provide for a warranted or guaranteed cost for a project that we manage. In these situations, we are responsible for managing the various other contractors required for a project, including general contractors, in order to ensure that the cost of a project does not exceed the contract price and that the project is completed on time. In the event that one of the other contractors on the project does not or cannot perform as a result of bankruptcy or for some other reason, we may be responsible for any cost overruns as well as the consequences for late delivery. In the event that for whatever reason we have not accurately estimated our own costs of providing services under warranted or guaranteed cost contracts, we may lose money on such contracts until such time as we can legally terminate them. Also, the application of indirect taxes, such as sales taxes, goods and services taxes, and value added taxes may be less clear for these agreements, potentially impacting our margins.

During an economic downturn in a given country or region generally, we would expect to experience credit-related problems at a higher level than usual with vendors and contractors due to their increased financial instability. For example, this became a reality during the global financial crisis.

PERFORMANCE AND FIDUCIARY OBLIGATIONS UNDER CLIENT CONTRACTS; REVENUE RECOGNITION; SCOPE CREEP; RISING COST OF INSURANCE RESULTING FROM NEGLIGENCE CLAIMS.

In certain cases we are subject to fiduciary obligations to our clients, which may result in a higher level of legal obligation compared to basic contractual obligations. These relate to, among other matters, the decisions we make on behalf of a client with respect to managing assets on its behalf or purchasing products or services from third parties or other divisions within our Firm. Our services may involve handling substantial amounts of client funds in connection with managing their properties. They may also involve complicated and high-profile transactions which involve significant amounts of money. We face legal and reputational risks in the event we do not perform, or are perceived to have not performed, under those contracts or in accordance with those obligations, or in the event we are negligent in the handling of client funds or in the way in which we have delivered our professional services.

We have certain business lines, such as valuations and lease administration, where the size of the transactions we handle are much greater than the fees we generate from them. As a result, the consequences of errors that lead to damages can be disproportionately large in the event our contractual protections or our insurance coverage are inadequate to protect us fully.

The precautions we take to prevent these types of occurrences, which represent a significant commitment of corporate resources, may nevertheless be ineffective in certain cases. Unexpected costs or delays could make our client contracts or engagements less profitable than anticipated. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could have an adverse effect on profit margins.

In the event we perform services for clients without executing sufficient contractual documentation, we may be unable to realize our full compensation potential or recognize revenue for accounting purposes, and we may not be able to effectively limit our liability in the event of client disputes. If we perform services for clients that are beyond, or different from, what were originally contemplated in the governing contracts (known as "scope creep"), we may not be fully reimbursed for the services provided, or our potential liability in the case of a negligence claim may not have been as limited as it normally would have been or may be unclear.

If we make a large insurance claim on our professional indemnity policy due to a situation involving our negligence, we would expect subsequent premiums to increase materially, the size of deductibles we are required to retain may increase substantially and the availability of future coverage could be negatively impacted.

CO-INVESTMENT, INVESTMENT, MERCHANT BANKING AND REAL ESTATE INVESTMENT BANKING ACTIVITIES SUBJECT US TO REAL ESTATE INVESTMENT RISKS AND POTENTIAL LIABILITIES.

An important part of our investment strategy includes investing in real estate, both individually and along with our investment management clients. In order to remain competitive with well-capitalized financial services firms, we also may make merchant banking investments for which we may use Firm capital to acquire properties before the related investment management funds have been established or investment commitments have been received from third-party clients. A strategy that we have not pursued vigorously, but that still has potential, is to further engage in certain real estate investment banking activities in which we, either solely or with one or more joint venture partners, would employ capital to assist our clients in maximizing the value of their real estate. For example, we might acquire a property from a client that wishes to dispose of it within a certain time frame, after which we would market it for sale as the principal and therefore assume any related market risk.

We also operate business lines that have as part of their strategy the acquisition, development, management and sale of real estate. Investing in any of these types of situations exposes us to a number of risks.

Investing in real estate for the above reasons poses the following risks:

- We may lose some or all of the capital that we invest if the investments under perform. Real estate investments can under-perform as the result of many factors outside of our control, including the general reduction in asset values within a particular geography or asset class. Starting in 2007 and continuing through 2009, for example, real estate prices in many markets throughout the world declined generally as the result of the significant tightening of the credit markets and the effects of recessionary economies and significant unemployment. We recognized impairment charges of $8 million, $6 million and $14 million for the years ended December 31, 2012, 2011, and 2010, respectively, representing our equity share of impairment charges against individual assets held by our real estate ventures.
- We will have fluctuations in earnings and cash flow as we recognize gains or losses, and receive cash, upon the disposition of investments, the timing of which is geared toward the benefit of our clients.
- We generally hold our investments in real estate through subsidiaries with limited liability; however, in certain circumstances, it is possible that this limited exposure may be expanded in the future based on, among other things, changes in applicable laws or the application of existing or new laws. To the extent this occurs, our liability could exceed the amount we have invested.
- We make co-investments in real estate in many countries, and this presents risks as described above in "External Market Risk Factors." This may include changes to tax treaties, tax policy, foreign investment

policy or other local political or legislative changes that may adversely affect the performance of our co-investments. The global economic downturn increased the chances of significant changes in government policies generally, the effects of which are inherently difficult to predict. The financial pressures on government entities that have resulted from weak economies and deficit spending may lead taxing authorities to more aggressively pursue taxes and question tax strategies and positions.

- We generally make co-investments in the local currency of the country in which the investment asset exists. We will therefore be subject to the risks described below under "Currency Restrictions and Exchange Rate Fluctuations."

In certain situations, although they have been relatively limited historically, we raise funds from outside investors where we are the sponsor of real estate investments, developments or projects. To the extent we return less than the investors' original investments because the investments, developments or projects have underperformed relative to expectations, the investors could attempt to recoup the full amount of their investments under securities law theories such as lack of adequate disclosure when funds were initially raised. Sponsoring funds into which retail investors are able to invest may increase this risk.

CORPORATE CONFLICTS OF INTEREST.

All providers of professional services to clients, including our Firm, must manage potential conflicts of interest. This occurs principally where the primary duty of loyalty we owe to one client may potentially be weakened or compromised by a relationship we also maintain with another client or third party. Corporate conflicts of interest arise in the context of the services we provide as a Firm to our different clients. Personal conflicts of interest on the part of our employees are separately considered as issues within the context of our Code of Business Ethics. The failure or inability of the Firm to identify, disclose and resolve potential conflicts of interest in a significant situation could have a material adverse effect.

An example of a potential conflict of interest situation is that in the ordinary course of its business, LaSalle Investment Management hires property managers for the investment properties it holds on behalf of clients. In that case, it may hire Jones Lang LaSalle to provide such services or it may hire a firm that is a competitor of Jones Lang LaSalle. In the event it retains Jones Lang LaSalle, it may appear to have a conflict of interest with respect to the selection. As a fiduciary with respect to its client funds, LaSalle Investment Management resolves such potential conflicts by acting independently of Jones Lang LaSalle and following certain internal procedures designed to select the service provider that can best represent the interests of the investment management client or fund.

Another example is that in certain countries, based upon applicable regulations and local market dynamics, we have established joint ventures or other arrangements with insurance brokers through which insurance coverage is offered to clients, tenants in buildings we manage and vendors to those buildings. In any case, although we fully disclose our arrangements and do not require anyone to use the insurance services, Jones Lang LaSalle has a financial interest in the placement of insurance with such third parties and therefore we may be deemed to have certain conflicts of interest.

After reductions in the market values of the underlying properties, firms engaged in the business of providing valuations are inherently subject to a higher risk of claims with respect to conflicts of interest based on the circumstances of valuations they previously issued. Regardless of the ultimate merits of these claims, the allegations themselves can cause reputational damage and can be expensive to defend in terms of counsel fees and otherwise.

CLIENT AND VENDOR DUE DILIGENCE.

There are circumstances where the conduct or identity of our clients could cause us reputational damage or financial harm or could lead to our non-compliance with certain laws. An example would be the attempt by a client to "launder" funds through its relationship with us, namely to disguise the illegal source of funds that are put into otherwise legitimate real estate investments. Another example is our inadvertently doing business with a

client that has been listed on one of the "prohibited persons" lists now issued by many governments around the world. We may also from time to time legally invest the sovereign wealth funds of a government entity client which is subsequently deemed to be inappropriate either from a reputational or legal standpoint.

Similar problems can arise with respect to the vendors or suppliers we hire to provide services or products to us or for our clients. In the normal course of business, we spend significant amounts in order to purchase goods and services for the properties we manage on behalf of clients. An example would be an intermediary that makes illegal payments on our behalf or on behalf of a client, even where contrary to our stated policies and to our specific agreement with such intermediary, under the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act.

Our efforts to evaluate clients, vendors and government entities before doing business with them in order not to do business with a prohibited party and to avoid attempts to launder money, make bribery payments or otherwise to exploit their relationship with us may not be successful in all situations since compliance for a business such as ours is very complex and also since we take a risk-based approach to the procedures we have employed. Additionally, it is not always possible to accurately determine the ultimate owners or control persons within our clients' organizations or other entities with which we do business, particularly if they are actively attempting to hide such information from regulatory authorities. We may therefore unknowingly be doing business with entities that are otherwise involved in illegal activities that do not involve us or that are ultimately controlled by persons with whom engaging in business has been prohibited by applicable regulatory authorities.

BURDEN OF COMPLYING WITH MULTIPLE AND POTENTIALLY CONFLICTING LAWS AND REGULATIONS AND DEALING WITH CHANGES IN LEGAL AND REGULATORY REQUIREMENTS.

We face a broad range of legal and regulatory environments in the countries in which we do business. Coordinating our activities to deal with these requirements presents significant challenges. For example, in the United Kingdom, the Financial Services Authority ("FSA") regulates the conduct of investment businesses and the Royal Institute of Chartered Surveyors ("RICS") regulates the profession of Chartered Surveyors, which is the professional qualification required for certain of the services we provide in the United Kingdom, in each case through upholding standards of competence and conduct. As another example, activities associated with raising capital, offering investment funds and investment sales are regulated in the United States by the Securities and Exchange Commission ("SEC") and in other countries by similar securities regulatory authorities. The real estate investment trust managed by LaSalle Investment Management that we launched during 2012 increased our exposure to these types of regulations.

As a publicly traded company, we are subject to various corporate governance and other requirements established by statute, pursuant to SEC regulations and under the rules of the New York Stock Exchange. During the past decade, the Sarbanes-Oxley and Dodd-Frank legislative initiatives in the United States have added some significant requirements to various aspects of our governance. Additionally, changes in legal and regulatory requirements can impact our ability to engage in business in certain jurisdictions or increase the cost of doing so. The legal requirements of U.S. statutes may also conflict with local legal requirements in a particular country, as, for example, when anonymous hotlines required under U.S. law were construed to conflict in part with French privacy laws. The jurisdictional reach of laws may be unclear as well, as when laws in one country purport to regulate the behavior of affiliated corporations within our group that are operating in other countries. There is some uncertainty, for example, in the jurisdictional reach of the U.K. Bribery Act, and the standards for illegal activity in that Act are in some ways higher than those established under the U.S. Foreign Corrupt Practices Act.

Identifying the regulations with which we must comply, and then complying with them is complex. We may not be successful in complying with regulations in all situations, as a result of which we could be subject to regulatory actions and fines for non-compliance. The global economic crisis has resulted in an unusual level of related government and legislative activities, including for example the Dodd-Frank Wall Street Reform Act, which we expect will continue into the future and which exacerbates these risks. We are also seeing increasing levels of labor regulation in emerging markets, such as China, which affect our property management business.

Changes in governments or majority political parties may result in significant changes in enforcement priorities with respect to employment, health and safety, tax, securities disclosure and other regulations, which in turn could negatively affect our business.

LICENSING AND REGULATORY REQUIREMENTS.

The brokerage of real estate sales and leasing transactions, property management, construction, mobile engineering, conducting valuations, trading in securities for clients and the operation of the investment advisory business, among other business lines, requires us to maintain licenses in various jurisdictions in which we operate and to comply with particular regulations. We believe that licensing requirements have generally been increasing in recent years. If we fail to maintain our licenses or conduct regulated activities without a license or in contravention of applicable regulations, we may be required to pay fines or return commissions. We may also have a given license suspended or revoked, meaning that we would need to suspend or cease the business activities for which the license was required. Our acquisition activity increases these risks because we must successfully transfer licenses of the acquired entities and their staff, as appropriate. Licensing requirements may also preclude us from engaging in certain types of transactions or change the way in which we conduct business or the cost of doing so. In addition, because the size and scope of real estate sales transactions and the number of countries in which we operate or invest have increased significantly during the past several years, both the difficulty of ensuring compliance with the numerous licensing regimes and the possible loss resulting from noncompliance have increased. To the extent we expand our service offerings further into more heavily regulated sectors, such as healthcare, environmental, pharmaceutical, scientific and medical laboratories, airports and industrial, the regulatory framework within which we operate may get more complicated and the consequences of noncompliance more serious.

The regulatory environment facing the investment management industry has also grown significantly more complex in recent years. Countries are expanding the criteria requiring registration of investment advisors, whether based in their country or not, and expanding the rules applicable to those that are registered, all in an effort to provide more protection to investors located within their countries. In some cases, rules from different countries are applicable to more than one of our investment advisory companies and can conflict with those of their home countries. Although we believe we have good processes, policies and controls in place to address the new requirements, these additional registrations and increasingly complex rules increase the possibility that violations may occur.

Highly publicized accounting and investment management frauds that occurred in various businesses and countries during the financial crisis may result in significant changes in regulations that may affect our investment management business and our broker-dealer entities.

Furthermore, the laws and regulations applicable to our business, both in the United States and in foreign countries, also may change in ways that materially increase the costs of compliance. Particularly in emerging markets, there can be relatively less transparency around the standards and conditions under which licenses are granted, maintained or renewed. It also may be difficult to defend against the arbitrary revocation of a license in a jurisdiction where the rule of law is less well developed.

As a licensed real estate service provider and advisor in various jurisdictions, we and our licensed employees may be subject to various due diligence, disclosure, standard-of-care, anti-money laundering and other obligations in the jurisdictions in which we operate. Failure to fulfill these obligations could subject us to litigation from parties who purchased, sold or leased properties we brokered or managed or who invested in our funds. We could become subject to claims by participants in real estate sales or other services claiming that we did not fulfill our obligations as a service provider or broker. This may include claims with respect to conflicts of interest where we are acting, or are perceived to be acting, for two or more clients with potentially contrary interests.

COMPUTER AND INFORMATION SYSTEMS.

Our business is highly dependent on our ability to process transactions across numerous and diverse markets in many currencies. If any of our financial, accounting, human resources or other data processing, e-mail, client accounting, funds processing or electronic information management systems do not operate properly or are disabled, we could suffer a disruption of our businesses, liability to clients, loss of client data, loss of employee data, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including disruptions of electrical or communications services, disruptions caused by natural disasters, political instability, terrorist attacks, sabotage, computer viruses or problems with the Internet, deliberate attempts to disrupt our computer systems through " hacking" or other forms of cyber attach, or our inability to occupy one or more of our office buildings. As we outsource significant portions of our information technology functions to third-party providers, we bear the risk of having somewhat less direct control over the manner and quality of performance than we would if done by our own employees. An example of this is the increasing use of "cloud" computing whereby we outsource to third parties the maintenance of increasing amounts of our business records, including electronically maintained documents and emails, rather than keeping them on our own servers.

The development of new software systems used to operate one or more aspects of our business, particularly on a customized basis or in order to coordinate or consolidate financial, human resources or other types of infrastructure data reporting, client accounting or funds processing is complicated. Additionally, the effort may result in costs that we cannot recoup in the event of the failure to complete a planned software development. A new software system that has defects may cause reputational issues and client or employee dissatisfaction, with business lost as a result. The acquisition or development of software systems is often dependent to one degree or another on the quality, ability and/or financial stability of one or more third-party vendors, over which we may not have control beyond the rights we negotiate in our contracts. Different privacy policies from one country to the next (or across a region such as the European Union) may restrict our ability to share or collect data on a global basis, and this may limit the utility of otherwise available technology.

The Firm has implemented significant new financial, human resources, client relationship management, payables processing, securities management and trading and intranet software systems on a worldwide basis, and is in the process of transitioning various significant processes to these new systems. This implementation is complex and involves continuously evolving processes. If the Firm does not implement these new systems effectively, or if any of the new systems does not operate as intended, the effectiveness of the Firm's financial reporting or internal controls could be materially and adversely affected.

Our business is also dependent, in part, on our ability to deliver to our clients the efficiencies and convenience that technology affords. The effort to gain technological expertise and develop or acquire new technologies requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors do, we could lose market share. We are increasingly dependent on the Internet and on intranet technology to gather and disseminate critical business information publicly and also to our employees internally. In the event of technology failure, including a failure of outsourced "cloud" computing, or our inability to maintain robust platforms, we risk competitive disadvantage. The proliferation of social media and different types of hardware devices have both increased the technology risks that all companies face.

RISKS INHERENT IN MAKING ACQUISITIONS.

Since 2005, we have completed over 45 acquisitions as part of our global growth strategy. In 2011, we completed eight acquisitions including the acquisition of United Kingdom-based international property consultancy King Sturge. In addition to King Sturge, we completed acquisitions within the United States, South Africa, Australia, Singapore and Indonesia. In 2012, we completed four acquisitions, two in the United States and one in each of Australia and Singapore. As long as a reasonable level of confidence remains within the markets, we believe that additional acquisition opportunities will emerge from time to time and that our industry will continue to consolidate.

Acquisitions subject us to a number of significant risks, any of which may prevent us from realizing the anticipated benefits or synergies of the acquisition. The integration of companies is a complex and time-consuming process that could significantly disrupt the businesses of Jones Lang LaSalle and the acquired company. The challenges involved in integration and realizing the benefits of an acquisition include:

- Diversion of management attention and financial resources from existing operations;
- Difficulties in integrating cultures, compensation structures, operations, existing contracts, accounting processes and methodologies, technology and realizing the anticipated synergies of the combined businesses;
- Failure to identify potential liabilities during the due diligence process;
- Failure to identify improper accounting practices during the due diligence process;
- Inability to retain the management, key personnel and other employees of the acquired business;
- Inability to retain clients of the acquired business;
- Exposure to legal, environmental, employment, professional standards, bribery, money-laundering, ethics and other types of claims for activities of the acquired business prior to acquisition, including those that may not have been adequately identified during the pre-acquisition due diligence investigation or those which the legal documentation associated with the transaction did not successfully terminate or transfer;
- Addition of business lines in which we have not previously engaged (for example, general contractor services for "ground-up" construction development projects); and
- Potential impairment of intangible assets, which could adversely affect our reported results.

Our failure to meet the challenges involved in successfully integrating our operations with those of another company or otherwise to realize any of the anticipated benefits of an acquisition could have a material adverse effect. Liabilities that we may either knowingly or inadvertently assume may not be fully insured. Additionally, the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the consideration payable for the acquisition or other resources to another opportunity.

ENVIRONMENTAL LIABILITIES AND REGULATIONS; CLIMATE CHANGE RISKS.

The Firm's operations are affected by federal, state and/or local environmental laws in the countries in which we maintain office space for our own operations and where we manage properties for clients. We may face liability with respect to environmental issues occurring at properties that we manage or occupy, or in which we invest. Various laws and regulations restrict the levels of certain substances that may be discharged into the environment by properties or they may impose liability on current or previous real estate owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may face costs or liabilities under these laws as a result of our role as an on-site property manager or a manager of construction projects. Our risks for such liabilities may increase as we expand our services to include more industrial and/or manufacturing facilities than has been the case in the past. In addition, we may face liability if such laws are applied to expand our limited liability with respect to our co-investments in real estate as discussed above. Within our own operation, we face additional costs from rising fuel prices which make it more expensive to power our corporate offices.

Given that the Firm's own operations are generally conducted within leased office building space, we do not currently anticipate that regulations restricting the emissions of greenhouse gases, or taxes that may be imposed on their release would result in material costs or capital expenditures. However, we cannot be certain about the extent to which such regulations will develop as there are higher levels of understanding and commitments by different governments around the world regarding the risks of climate change and how they should be mitigated. Regulations relating to climate change may affect the scope of services we provide to clients in their managed

properties, but clients would typically bear any additional costs of doing so under their contracts with us. In any event, we anticipate that the burden and cost to the Firm of climate change disclosure and carbon reporting will increase over time.

We anticipate that the potential effects of climate change will increasingly impact the decisions and analysis that LaSalle Investment Management makes with respect to the properties it evaluates acquiring on behalf of clients since climate change considerations can impact the relative desirability of locations and the cost of operating and insuring acquired properties. Future legislation that requires specific performance levels for building operations could make non-compliant buildings obsolete, which could materially affect investments in properties we have made on behalf of clients, including those in which we may have co-invested.

We also anticipate that the potential effects of climate change will increasingly impact our own operations and those of client properties we manage, especially when they are located in coastal cities. For example, during 2012 our own operations and properties we manage for clients in the northeastern United States and in particular New York City, were impacted by Hurricane Sandy, in some cases significantly.

ABILITY TO CONTINUE TO MAINTAIN SATISFACTORY INTERNAL FINANCIAL REPORTING CONTROLS AND PROCEDURES.

If we are not able to continue to successfully implement the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002, or if there is a failure of one or more controls over financial reporting due to fraud, improper execution or the failure of such controls to adjust adequately as our business evolves, then our reputation, financial results and the market price of our stock could suffer. Our accounting can be complex and requires that management make judgments with respect to revenue recognition, acquisitions and other aspects of our business. While we believe that we have adequate internal financial reporting control procedures in place, we may be exposed to potential risks from this legislation, which requires companies to evaluate their internal controls and have their controls attested to by their independent auditors on an annual basis. We have evaluated our internal control systems in order to allow our management to report on, and our independent auditors to attest to, our internal controls over financial reporting as required for purposes of this Annual Report on Form 10-K for the year ended December 31, 2012. However, there can be no assurance that we will continue to receive a positive attestation in future years, particularly since standards continue to evolve and are not necessarily being applied consistently from one auditing firm to another. If we identify one or more material weaknesses in our internal controls in the future that we cannot remediate in a timely fashion, we may be unable to receive a positive attestation at some time in the future from our independent auditors with respect to our internal controls over financial reporting.

These risks also apply separately to the real estate investment trust we launched during 2012 and that is managed by LaSalle Investment Management. That entity has registered the securities it is issuing with the Securities and Exchange Commission in the United States and is subject to regulation as a public company albeit not one separately listed on a stock exchange.

ABILITY TO PROTECT INTELLECTUAL PROPERTY; INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our service marks, domain names, client lists and information, and business methods. Existing laws of some countries in which we provide or intend to provide services, or the extent to which their laws are actually enforced, may offer only limited protections of our intellectual property rights. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements, and on patent, copyright and trademark laws to protect our intellectual property rights. Our inability to detect unauthorized use (for example, by former employees) or take appropriate or timely steps to enforce our intellectual property rights may have an adverse effect on our business.

We cannot be sure that the intellectual property that we may use in the course of operating our business or the services we offer to clients do not infringe on the rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services.

Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which makes inadvertent disclosure more of a risk in the event the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access by "hacking" or other type of cyber attach, to steal information and use it to the disadvantage of our firm or our people. Advances in technology, which permit increasingly large amounts of information to be stored on smaller devices or on third party "cloud" servers, as well as the proliferation of social media techniques, tend to exacerbate these risks.

Financial Risk Factors

WE MAY HAVE INDEBTEDNESS WITH FIXED OR VARIABLE INTEREST RATES AND CERTAIN COVENANTS WITH WHICH WE MUST COMPLY.

We currently have the ability to borrow, from a syndicate of lenders, up to $1.1 billion on an unsecured revolving credit facility (the "Facility"), with capacity to borrow up to an additional $45.3 million under local overdraft facilities. Borrowings under our Facility bear variable interest rates ranging from LIBOR plus 112.5 basis points to LIBOR plus 225.0 basis points. At December 31, 2012, we had $169.0 million of unsecured borrowings outstanding on the Facility. Our average outstanding borrowings under the Facility were $621.2 million during the twelve months ended December 31, 2012 at an effective interest rate of 1.6%. In addition to the Facility, we also have $275.0 million of unsecured Long-term senior notes (the "Notes') that are due in 2022. The Notes bear an annual interest rate of 4.4%, subject to adjustment if a credit rating assigned to the Notes is downgraded below an investment grade rating (or subsequently upgraded).

Our outstanding borrowings under our Facility fluctuate during the year primarily due to varying working capital requirements. For example, payment of annual incentive compensation represents a significant cash requirement commanding increased borrowings in the first half of the year, while historically the Firm's seasonal earnings pattern provides more cash flow in the second half of the year. To the extent we continue our acquisition activities in the future, the level of our indebtedness could increase materially if we use our Facility to fund such purchases.

The terms of our Facility, and to a lesser degree our Senior Notes, contain a number of covenants that could restrict our flexibility to finance future operations or capital needs, or to engage in other business activities that may be in our best interest. The debt covenants have the effect of limiting our ability, among other things, to:

- Encumber or dispose of assets;
- Incur significant additional indebtedness;
- Make significant investments;
- Engage in significant acquisitions.

In addition, our Facility requires that we comply with various financial covenants, including with respect to minimum net worth, leverage and cash interest coverage.

If we are unable to make required payments under our Facility or required by our Senior Notes, or if we breach any of the covenants, we will be in default, which could cause acceleration of repayment of outstanding amounts as well as defaults under other existing and future debt obligations.

VOLATILITY IN LASALLE INVESTMENT MANAGEMENT INCENTIVE FEE REVENUE.

LaSalle Investment Management's portfolio is of sufficient size to periodically generate large incentive fees and equity losses and gains that significantly influence our earnings and the changes in earnings from one year to the next. Volatility in this component of our earnings is inevitable due to the nature of this aspect of our business, and the amount of incentive fees or equity gains or losses we may recognize in future quarters is inherently unpredictable and relates to market dynamics in effect at the time. The speed with which the real estate markets worldwide turned from positive to negative starting in 2007 and continuing through 2009 is a further indication of the market volatility to which we are subject and over which we have no control. In the case of our commingled funds, underlying market conditions, particular decisions regarding the acquisition and disposition of fund assets, and the specifics of the client mandate will determine the timing and size of incentive fees from one fund to another. For separate accounts, where asset management is ongoing, we also may earn incentive fees at periodic agreed-upon measurement dates, and they may be related to performance relative to specified real-estate industry benchmarks and/or absolute return benchmarks.

While LaSalle Investment Management has focused over the past several years on developing more predictable annuity-type revenue, incentive fees should continue to be an important part of our revenue and earnings once real estate markets recover from the current significant downturn. As a result, the volatility described above should be expected to continue. For example, in 2006, we recognized one very significant incentive fee from the long-term performance of a separate account where we had ongoing portfolio management. This incentive fee was payable only once every four years and was calculated based on the account's performance relative to a market index. Given the extraordinary fall in asset prices that many markets experienced starting in 2007, our incentive fees fell significantly through 2010 and since then have rebounded modestly. These declines may be partially offset by our ability to take advantage of lower asset prices as we make new investments, although it is inherently difficult to predict with any confidence how all of these complicated factors will ultimately affect our future results.

Where incentive fees on a given transaction or portfolio are particularly large, certain clients have attempted to renegotiate fees even though contractually obligated to pay them, and we expect this to occur from time to time in the future. Our efforts to collect our fees in these situations may lead to significant legal fees and/or significant delays in collection due to extended negotiations, arbitration or litigation. They may also result in either negotiated reductions in fees that take into account the future value of the relationship or loss of the client.

VOLATILITY IN HOTELS AND CAPITAL MARKETS FEES.

We have business lines other than LaSalle Investment Management that also generate fees based on the timing, size and pricing of closed transactions and these fees may significantly contribute to our earnings and to changes in earnings from one quarter or year to the next. For example, in 2007 our Hotels business generated one very substantial fee from the sale of a large portfolio of hotels on behalf of a particular client. Volatility in this component of our earnings is inevitable due to the nature of these businesses and the amount of the fees we will recognize in future quarters is inherently unpredictable.

LASALLE INVESTMENT MANAGEMENT BANKING AND CLIENT RELATIONSHIPS.

Although not highly leveraged by general industry standards, the investment funds that LaSalle Investment Management operates in the ordinary course of business borrow money from a variety of institutional lenders. The loans typically are secured by liens on specific investment properties but are otherwise non-recourse. During the global financial crisis, the values of specific properties were in some cases less than the amount of the outstanding loan on the property, which gave the lender the right to foreclose on the property, in which case the equity invested by the fund would be without value. These situations were typically addressed on a case-by-case basis and, because we generally maintain good relationships with our lenders, were generally successful in renegotiations to retain the management of substantially all fund properties, which has given additional time for values to recover. A similar phenomenon could recur in connection with economic recessions or liquidity contractions that arise out of the current situation in the European Union.

Some clients of LaSalle Investment Management that had open commitments to provide additional investments and that came under stress due to the financial downturn became less able financially to honor their commitments and sought to renegotiate the terms of their commitments or the fees that they pay. These activities did not result in materially adverse consequences to LaSalle Investment Management or any of its funds. Clients adversely affected due to a recession in the European Union may react similarly.

Within a difficult economic environment, raising new funds takes longer and may be less successful as current and prospective clients may be less able or willing to commit new funds to real estate investments, which are inherently less liquid than many competing investments. Additionally, certain clients may decide to manage all or a portion of their real estate investments with internal resources rather than hiring outside investment managers.

CURRENCY RESTRICTIONS AND EXCHANGE RATE FLUCTUATIONS.

We produce positive flows of cash in various countries and currencies that can be most effectively used to fund operations in other countries or to repay our indebtedness, which is currently primarily denominated in U.S. dollars. We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. We also face risks associated with fluctuations in currency exchange rates that may lead to a decline in the value of the funds produced in certain jurisdictions.

Additionally, although we operate globally, we report our results in U.S. dollars, and thus our reported results may be positively or negatively impacted by the strengthening or weakening of currencies against the U.S. dollar. As an example, the euro and the pound sterling, each a currency used in a significant portion of our operations, have fluctuated significantly in recent years. For the years ended December 31, 2012 and 2011, 45% and 44% of our revenue, respectively, was attributable to operations with U.S. dollars as their functional currency. In addition to the potential negative impact on reported earnings, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of the reported results of operations.

We are authorized to use currency-hedging instruments, including foreign currency forward contracts, purchased currency options and borrowings in foreign currency. There can be no assurance that such hedging will be economically effective. We do not use hedging instruments for speculative purposes.

As currency forward and option contracts are generally conducted off-exchange or over-the-counter ("OTC"), many of the safeguards accorded to participants on organized exchanges, such as the performance guarantee of an exchange clearing house, are generally unavailable in connection with OTC transactions. In addition, there can be no guarantee that the counterparty will fulfill its obligations under the contractual agreement, especially in the event of a bankruptcy or insolvency of the counterparty, which would effectively leave us unhedged.

The following table sets forth the revenue derived from our most significant currencies on a revenue basis ($ in millions):

	2012	2011
United States dollar	$1,754.1	1,563.7
British pound	516.1	453.1
Euro	482.7	480.2
Australian dollar	277.2	249.9
Japanese yen	139.9	125.8
Hong Kong dollar	98.0	93.2
Singapore dollar	94.0	92.1
Other currencies	570.8	526.5
Total revenue	$3,932.8	3,584.5

In 2009 and 2010, many of the most significant governments worldwide enacted economic stimulus measures of various types. In 2011 and 2012 some of these same governments, particularly within the European Union, have instituted austerity measures designed to reduce sovereign indebtedness. Additionally, certain questions have arisen about the viability of the Euro and there has been speculation that some countries within the Eurozone may elect, or may be forced, to revert to the currency they issued prior to the establishment of the Euro. Due to these variables and many other variables, it is inherently difficult to predict how and when these complicated factors will affect the relative values of currencies and in any event we anticipate significant continuing volatility in currency exchange rates.

GREATER DIFFICULTY IN COLLECTING ACCOUNTS RECEIVABLE IN CERTAIN COUNTRIES AND REGIONS.

We face challenges in our ability to efficiently and/or effectively collect accounts receivable in certain countries and regions. For example, various countries have underdeveloped insolvency laws, and clients often are slow to pay. In some countries, clients typically tend to delay payments, reflecting a different business culture over which we do not necessarily have any control. Less-developed countries may have very lengthy or difficult judicial processes that can make collections through the court system more problematic than they would otherwise be.

Additionally, weakness in the global economy can put additional financial stress on clients and landlords, who sometimes are the parties that pay our commissions where we have placed a tenant representation client into their buildings. This in turn can negatively impact our ability to collect our receivables fully or in a timely manner. We cannot be sure that the procedures we use to identify and rectify slowly paid receivables, and to protect ourselves against the insolvencies or bankruptcies of clients, landlords and other third parties with which we do business, which may involve placing liens on properties or litigating, will be effective in all cases.

INCREASING FINANCIAL RISK OF COUNTERPARTIES, INCLUDING REFINANCING RISK.

The unprecedented disruptions and dynamic changes in the financial markets, and particularly insofar as they have led to major changes in the status and creditworthiness of some of the world's largest banks, investment banks and insurance companies, among others, have generally increased the counterparty risk to us from a financial standpoint, including with respect to:

- obtaining new credit commitments from lenders,
- refinancing credit commitments or loans that have terminated or matured according to their terms, including funds sponsored by our investment management subsidiary which use leverage in the ordinary course of their investment activities;
- placing insurance;
- engaging in hedging transactions; and
- maintaining cash deposits or other investments, both our own and those we hold for the benefit of clients, which are generally much larger than the maximum amount of government-sponsored deposit insurance in effect for a particular account.

While these risks remain higher than they have been historically, we believe they have moderated as the financial markets have stabilized in recent years. During 2012 we also diversified some of the counterparty risk under our Facility by issuing the Senior Notes, the proceeds of which were initially used to reduce the outstanding loans under the Facility. We believe counter party financial risks still remain elevated due mainly to the potential liquidity issues within certain European financial institutions.

We generally attempt to conduct business with only the highest quality and most well-known counterparties, but there can be no assurance (1) that our efforts to evaluate their creditworthiness will be effective in all cases

(particularly as the quality of credit ratings provided by the nationally recognized rating agencies has been called into question), (2) that we will always be able to obtain the full benefit of the financial commitments made to us by lenders, insurance companies, hedging counterparties or other organizations with which we do business or (3) that we will always be able to refinance existing indebtedness (or commitments to provide indebtedness) which has matured by its terms, including funds sponsored by our investment management subsidiary.

Additionally, the ability of government regulatory authorities to adequately monitor and regulate banks, investment banks, securities firms and insurance companies has also been significantly called into question during the recent downturn (for example, in identifying and preventing "pyramid schemes," "bubbles" in different asset classes and other potential systemic failures in a timely fashion), as the result of which the overall risk of unforeseeable financial loss from engaging in business with ostensibly regulated counterparties has increased.

POTENTIALLY ADVERSE TAX CONSEQUENCES; CHANGES IN TAX LEGISLATION AND TAX RATES.

Moving funds between countries can produce adverse tax consequences in the countries from which and to which funds are transferred, as well as in other countries, such as the United States, in which we have operations. Additionally, as our operations are global, we face challenges in effectively gaining a tax benefit for costs incurred in one country that benefit our operations in other countries.

Changes in tax legislation or tax rates may occur in one or more jurisdictions in which we operate that may materially increase the cost of operating our business. This includes the potential for significant legislative policy change in the taxation objectives with respect to the income of multinational corporations, as has recently been the subject of policy debate and proposals in the United States and the United Kingdom. Although we are uncertain as to the ultimate results, or what the effects will be on our businesses in particular, it is possible that some governments will make significant changes to their tax policies as part of their responses to their weakened economies. We face tax risks both in our own business but also in the investment funds that LaSalle Investment Management operates. Adverse or unanticipated tax consequences to the funds can negatively impact fund performance, incentive fees and the value of co-investments that we have made.

We believe that tax authorities are generally increasing the level of examination activities of major corporations, which have also generally experienced more scrutiny in the media, such as the coverage of the U.K. tax positions of various companies late in 2012, and from activist groups such as the "Occupy Wall Street" movement that took place in a number of different locations during 2011 and continued into 2012.

THE CHARTER AND THE BYLAWS OF JONES LANG LASALLE, OR THE MARYLAND GENERAL CORPORATION LAW, COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

The charter and bylaws of Jones Lang LaSalle include provisions that may discourage, delay, defer or prevent a takeover attempt that may be in the best interest of Jones Lang LaSalle shareholders and may adversely affect the market price of our common stock.

The charter and bylaws provide for:

- The ability of the board of directors to establish one or more classes and series of capital stock including the ability to issue up to 10,000,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such capital stock without any further shareholder approval;
- A requirement that any shareholder action taken without a meeting be pursuant to unanimous written consent; and
- Certain advance notice procedures for Jones Lang LaSalle shareholders nominating candidates for election to the Jones Lang LaSalle board of directors.

Under the Maryland General Corporate Law (the "MGCL"), certain "Business Combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Shareholder") or an affiliate of the Interested Shareholder are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (2) 66 2/3% of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Shareholder with whom the Business Combination is to be effected, unless, among other things, the corporation's shareholders receive a minimum price (as defined in the "MGCL") for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. Pursuant to the MGCL, these provisions also do not apply to Business Combinations approved or exempted by the board of directors of the corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder.

Human Resources Risk Factors, Including From Non-Employees

DIFFICULTIES AND COSTS OF STAFFING AND MANAGING INTERNATIONAL OPERATIONS.

The coordination and management of international operations pose additional costs and difficulties. We must manage operations that are in many time zones and that involve people with language and cultural differences. Our success depends on finding and retaining people capable of dealing with these challenges effectively, who will represent the Firm with the highest levels of integrity and who will communicate and cooperate well with colleagues and clients across multiple geographies. If we are unable to attract and retain qualified personnel, or to successfully plan for succession of employees holding key management positions, our growth may not be sustainable, and our business and operating results could suffer. These risks increase as we continue to grow as an organization and increase the number of staff, which has expanded significantly over the past decade.

Among the challenges we face in retaining our people is maintaining a compensation system that rewards them consistent with local market practices and with our profitability. This can be especially difficult where competitors may be attempting to gain market share by aggressively attempting to hire our best people at rates of compensation that are well above the current market level. Another continuing challenge we have is to maintain compensation systems that align financial incentives with our strategic goals as an organization and the business and ethics behaviors we want to drive among our people, while at the same time not create incentives to engage in overly risky business pursuits or behaviors.

We have committed resources to effectively coordinate our business activities around the world to meet our clients' needs, whether they are local, regional or global. We also consistently attempt to enhance the establishment, organization and communication of corporate policies, particularly where we determine that the nature of our business poses the greatest risk of noncompliance. The failure of our people to carry out their responsibilities in accordance with our client contracts, our corporate and operating policies, or our standard operating procedures, or their negligence in doing so, could result in liability to clients or other third parties, which could have a material adverse effect. This is true not only with respect to individuals we employ directly, but also individuals who work for third party vendors whom we hire on behalf of clients, especially where we are acting in a principal capacity.

We believe these risks may be higher for our company than others given that the nature of our business requires our people to be spread across numerous corporate offices and client facilities globally, which makes communications and consistency of standards more challenging. Additionally, the nature of our global outsourcing business means that we regularly must on-board significant numbers of new staff at one time as part of the transition into our firm of new global accounts, which again makes communications of our policies and driving performance consistency particularly challenging.

An employee we hire may be subject to restrictions under employment agreements with previous employers that can restrict their activities, and therefore their contribution, for a period of time after they join us. For example, they may be prohibited from soliciting business from certain clients, or from soliciting other individuals to join us as employees.

The worldwide credit crisis and economic recession caused us to restructure certain parts of our business in 2009, and to a lesser degree during 2010, in order to size them properly relative to levels of business activity we expect in the markets in which we compete. These activities, which may recur in the future, present additional risks to the business. When addressing staffing in connection with a restructuring of our organization or a downturn in economic conditions or activity, we must take into account the employment laws of the countries in which actions are contemplated. In some cases, this can result in significant costs, time delays in implementing headcount reductions and, potentially, litigation regarding allegedly improper employment practices.

NONCOMPLIANCE WITH POLICIES; COMMUNICATIONS AND ENFORCEMENT OF OUR POLICIES AND OUR CODE OF BUSINESS ETHICS.

The geographic and cultural diversity in our organization makes it more challenging to communicate the importance of adherence to our Code of Business Ethics and our Vendor Code of Conduct, to monitor and enforce compliance with its provisions on a worldwide basis, and to ensure local compliance with United States and English laws that apply globally in certain circumstances. These include the Foreign Corrupt Practices Act, the Patriot Act and the Sarbanes-Oxley Act of 2002 in the United States and the Bribery Act in the United Kingdom.

Breaches of our Code of Business Ethics, particularly by our executive management, could have a material adverse effect. Breaches of our Vendor Code of Conduct by vendors whom we retain as a principal for client engagements can also lead to significant losses to clients from financial liabilities that might result.

EMPLOYEE, VENDOR AND THIRD-PARTY MISCONDUCT.

Like any business, we run the risk that employee fraud or other misconduct could occur. In a company such as ours with over 48,000 employees, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee misconduct, including fraud and involvement in in-coming or out-going bribery situations, can cause significant financial or reputational harm to any business, from which full recovery cannot be assured. We also may not have insurance that covers any losses in full or that covers losses from particular criminal acts.

Because we often hire third-party vendors and suppliers to perform services for our own account or for clients, we are also subject to the consequences of fraud, bribery or misconduct by employees of our vendors, which also can result in significant financial or reputational harm (even if we have been adequately protected from a legal standpoint). We have instituted a Vendor Code of Conduct, which is published in multiple languages on our public Web site, and which is intended to communicate to our vendors the standards of conduct we expect them to uphold.

Anecdotally, the risk that the Company will be the victim of fraud, both from employees and third parties, is generally thought to increase during times of general economic stress such as we experienced particularly during 2008 and 2009. An example of a third-party fraud would be attempts to draw on bank accounts by way of forged checks or by corporate identity theft, both of which we have increasingly experienced in recent years as attempts but without financial loss.

SCRUTINY OF EXECUTIVE COMPENSATION PROGRAMS; INFLUENCE OF SHAREHOLDER ADVOCACY GROUPS.

In recent years, there has been increasing scrutiny of the executive compensation practices of all public companies in the United States. Shareholders have been given increasing rights to vote on the acceptability of

pay practices and the issuance of equity compensation. Independent shareholder advocacy groups have also had increasing influence on the decisions of institutional investors on how to vote on executive compensation matters. In the event that these emerging circumstances result in changes to our pay practices or our ability to issue equity compensation to executives or otherwise to deduct executive compensation, we may have difficulty in retaining our executives or we could experience additional tax costs with respect to our compensation programs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal corporate holding company headquarters are located at 200 East Randolph Drive, Chicago, Illinois, where we currently occupy over 165,000 square feet of office space pursuant to a lease that expires in May 2017. Our regional headquarters for our Americas, EMEA and Asia Pacific businesses are located in Chicago, London and Singapore, respectively. We have over 200 corporate offices worldwide located in most major cities and metropolitan areas as follows: 83 offices in 8 countries in the Americas (including 67 in the United States), 78 offices in 32 countries in EMEA and 63 offices in 14 countries in Asia Pacific. In addition, we have on-site property and corporate offices located throughout the world. On-site property management offices are generally located within properties that we manage and are provided to us without cost.

ITEM 3. LEGAL PROCEEDINGS

The Company has contingent liabilities from various pending claims and litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these matters are covered by insurance (including insurance provided through a captive insurance company), although they may nevertheless be subject to large deductibles or retentions, and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed for trading on the New York Stock Exchange under the symbol "JLL."

As of February 11, 2013, there were 47,029 beneficial holders of our common stock.

The following table sets forth the high and low daily closing prices of our common stock as reported on the New York Stock Exchange.

	HIGH	LOW
2012		
Fourth Quarter	$ 86.16	$73.53
Third Quarter	$ 83.81	$64.67
Second Quarter	$ 85.09	$66.56
First Quarter	$ 87.08	$63.21
2011		
Fourth Quarter	$ 69.87	$47.04
Third Quarter	$ 99.26	$49.77
Second Quarter	$107.72	$88.25
First Quarter	$102.57	$84.39

Dividends

On December 14, 2012, we paid a semi-annual dividend of $0.20 per share of our common stock to holders of record at the close of business on November 15, 2012. The Company also paid a cash dividend of $0.20 per share of its common stock on June 15, 2012, to holders of record at the close of business on May 15, 2012. At the Company's discretion, a dividend-equivalent in the same amount was also paid simultaneously on outstanding but unvested restricted stock units granted under the Company's Stock Award and Incentive Plan. There can be no assurance that future dividends will be declared since the actual declaration of future dividends and the establishment of record and payment dates remains subject to final determination by the Company's Board of Directors.

Transfer Agent

Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015

Equity Compensation Plan Information

For information regarding our equity compensation plans, including both shareholder approved plans and plans not approved by shareholders, see Item 12. Security Ownership of Certain Beneficial Owners and Management.

Comparison of Cumulative Total Return

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG JONES LANG LASALLE INCORPORATED, THE S&P 500 INDEX AND A PEER GROUP

The following graph compares the cumulative 5-year total return to shareholders on Jones Lang LaSalle Incorporated's common stock relative to the cumulative total returns of the S&P 500 index, and a customized peer group that includes CB Richard Ellis Group Inc. The graph assumes that the value of the investment in the Company's common stock, in the peer group, and the index (including reinvestment of dividends) was $100 on December 31, 2007 and tracks it through December 31, 2012.



	December 31					
	2007	2008	2009	2010	2011	2012
Jones Lang LaSalle	$100	40	87	121	89	122
S&P 500	100	63	80	92	94	109
Peer Group	100	20	63	95	71	92

Share Repurchases

We have made no share repurchases under our share repurchase program in 2012 or 2011.

ITEM 6. SELECTED FINANCIAL DATA (UNAUDITED)

The following table sets forth our summary historical consolidated financial data. The information should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	YEAR ENDED DECEMBER 31,				
	2012	2011	2010	2009	2008
Statements of Operations Data:					
Revenue	$ 3,932,830	3,584,544	2,925,613	2,480,736	2,697,586
Operating income	289,403	251,205	260,658	116,404	151,463
Interest expense, net of interest income	(35,173)	(35,591)	(45,802)	(55,018)	(30,568)
Equity earnings (losses) from real estate ventures	23,857	6,385	(11,379)	(58,867)	(5,462)
Income before provision for income taxes and minority interest	278,087	221,999	203,477	2,519	115,433
Provision for income taxes	69,244	56,387	49,038	5,677	28,743
Net income (loss)	208,843	165,612	154,439	(3,158)	86,690
Net income attributable to noncontrolling interest	793	1,228	537	437	1,807
Net income (loss) attributable to the Company	$ 208,050	164,384	153,902	(3,595)	84,883
Dividends on unvested common stock, net of tax	494	387	378	514	1,368
Net income (loss) available to common shareholders	$ 207,556	163,997	153,524	(4,109)	83,515
Basic earnings (loss) per common share before dividends on unvested common stock	$ 4.74	3.81	3.64	(0.09)	2.56
Dividends on unvested common stock, net of tax	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)
Basic earnings (loss) per common share	$ 4.73	3.80	3.63	(0.11)	2.52
Basic weighted average shares outstanding	43,848,737	43,170,383	42,295,526	38,543,087	33,098,228
Diluted earnings (loss) per common share dividends on unvested common stock	$ 4.64	3.71	3.49	(0.09)	2.48
Dividends on unvested common stock, net of tax	(0.01)	(0.01)	(0.01)	(0.02)	(0.04)
Diluted earnings (loss) per common share	$ 4.63	3.70	3.48	(0.11)	2.44
Diluted weighted average shares outstanding	44,799,437	44,367,359	44,084,154	38,543,087	34,205,120

(IN THOUSANDS)	2012	2011	2010	2009	2008
Other Data:					
EBITDA [1]	$ 390,783	338,807	319,937	139,921	233,410
Ratio of earnings to fixed charges [2]	4.28X	3.86X	3.73X	1.69X	2.74X
Cash flows provided by (used in):					
Operating activities	$ 327,698	211,338	384,270	250,554	33,365
Investing activities	(151,252)	(389,316)	(90,876)	(85,725)	(445,211)
Financing activities	(208,741)	110,535	(110,760)	(141,459)	379,159
Assets under management [3]	$47,000,000	47,700,000	41,300,000	39,900,000	46,200,000
Total square feet under management	2,606,000	2,098,000	1,784,000	1,569,000	1,353,000
Balance Sheet Data:					
Cash and cash equivalents	$ 152,159	184,454	251,897	69,263	45,893
Total assets	4,351,499	3,932,636	3,349,861	3,096,933	3,077,025
Total debt [4]	476,223	528,091	226,200	198,399	508,512
Total liabilities	2,392,243	2,238,256	1,777,926	1,714,319	2,005,220
Total shareholders' equity	1,951,183	1,691,129	1,568,931	1,378,929	1,067,682

(1) EBITDA represents earnings before interest expense, net of interest income, income taxes, depreciation and amortization. Although EBITDA is a non-GAAP financial measure, it is used extensively by management and is useful to investors and lenders as one of the primary metrics for evaluating debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA also is used in the calculations of certain covenants related to our revolving credit facility. However, EBITDA should not be considered as an alternative either to net income (loss) available to common shareholders or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Because EBITDA is not calculated under U.S. GAAP, our EBITDA may not be comparable to similarly titled measures used by other companies.

Below is a reconciliation of our net income (loss) to EBITDA ($ in thousands):

	YEAR ENDED DECEMBER 31,				
	2012	2011	2010	2009	2008
Net income (loss) available to common shareholders	$207,556	163,997	153,524	(4,109)	83,515
Interest expense, net of interest income	35,173	35,591	45,802	55,018	30,568
Provision for income taxes	69,244	56,387	49,038	5,677	28,743
Depreciation and amortization	78,810	82,832	71,573	83,335	90,584
EBITDA	$390,783	338,807	319,937	139,921	233,410

Below is a reconciliation of our net cash provided by operating activities, the most comparable cash flow measure on the statements of cash flows, to EBITDA ($ in thousands):

	YEAR ENDED DECEMBER 31,				
	2012	2011	2010	2009	2008
Net cash provided by operating activities	$327,698	211,338	384,270	250,554	33,365
Interest expense, net of interest income	35,173	35,591	45,802	55,018	30,568
Provision for income taxes	69,244	56,387	49,038	5,677	28,743
Change in working capital and non-cash expenses	(41,332)	35,491	(159,173)	(171,328)	140,734
EBITDA	$390,783	338,807	319,937	139,921	233,410

(2) For purposes of computing the ratio of earnings to fixed charges, "earnings" represents net earnings before income taxes, and certain adjustments for activity relative to equity earnings, plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortization of debt discount and financing costs, capitalized interest and one-third of rental expense, which we believe is representative of the interest component of rental expense.

(3) Assets under management represent the aggregate fair market value or cost basis (where an appraisal is not available) of assets managed by our Investment Management segment. Assets under management data for separate account and fund management amounts are reported based on a one quarter lag.
(4) Total debt includes long-term borrowing under our revolving Facility, Long-term senior notes and Short-term borrowing, primarily local overdraft facilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our Selected Financial Data and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Form 10-K. The following discussion and analysis contains certain forward-looking statements generally identified by the words anticipates, believes, estimates, expects, plans, intends and other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements. See the Cautionary Note Regarding Forward-Looking Statements after Part IV, Item 15. Exhibits and Financial Statement Schedules.

We present our Management's Discussion and Analysis in six sections, as follows:

(1) An executive summary of our business;

(2) A summary of our critical accounting policies and estimates;

(3) Certain items affecting the comparability of results and certain market and other risks that we face;

(4) The results of our operations, first on a consolidated basis and then for each of our business segments;

(5) Consolidated cash flows; and

(6) Liquidity and capital resources.

EXECUTIVE SUMMARY

Jones Lang LaSalle provides comprehensive integrated real estate and investment management expertise on a local, regional and global level to owner, occupier, investor clients and developers. We are an industry leader in property and corporate facility management services, with a portfolio of approximately 2.6 billion square feet worldwide. We deliver our array of Real Estate Services ("RES") product offerings across our three geographic business segments: (1) the Americas, (2) Europe, Middle East and Africa ("EMEA"), and (3) Asia Pacific. Our fourth business segment, LaSalle Investment Management, a member of the Jones Lang LaSalle group, is one of the world's largest and most diversified real estate investment management firms, with approximately $47.0 billion of assets under management across the globe.

In 2012, we generated revenue of $3.9 billion across our four business segments. In addition to U.S. dollars, we also generated revenue in euros, British pounds, Australian dollars, Japanese yen, Hong Kong dollars, Singapore dollars and a variety of other currencies.

The broad range of real estate services we offer includes:

- Agency leasing
- Tenant representation
- Property management
- Facilities management / outsourcing
- Project and development management / construction
- Valuations
- Consulting
- Capital markets
- Investment management
- Real estate investment banking / merchant banking
- Corporate finance
- Hotel / hospitality advisory
- Energy and sustainability services
- Value recovery and receivership services
- Logistics and supply chain management

We offer these services locally, regionally and globally to real estate owners, occupiers, investors and developers for a variety of property types, including:

- Offices
- Hotels
- Industrial properties
- Retail properties
- Healthcare and laboratory facilities
- Government facilities
- Multi-family residential and military housing
- Critical environments and data centers
- Sports facilities
- Cultural facilities
- Transportation centers
- Educational facilities

Individual regions and markets may focus on different property types to a greater or lesser extent depending on local requirements, market conditions and the opportunities we perceive.

We work for a broad range of clients that represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size. They include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental ("public sector") entities. Increasingly, we are offering services to smaller middle-market companies that are looking to outsource real estate services. Through our LaSalle Investment Management subsidiary, we invest for clients on a global basis in both publicly traded real estate securities and private assets.

See **Item 1. Business** for additional information on the services we provide, as well as our "Value Drivers for Growth and Superior Client Service," our "Global Strategic Priorities," our "Competitive Differentiators," and "Industry Trends." See also **Item 1A. Risk Factors** "Currency Restrictions and Exchange Rate Fluctuations" for discussion of the Eurozone crisis.

SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. The preparation of our financial statements requires management to make certain critical accounting estimates that impact (1) the stated amount of assets and liabilities, (2) disclosure of contingent assets and liabilities at the date of the financial statements, and (3) the reported amounts of revenue and expenses during the reporting periods. These accounting estimates are based on management's judgment. We consider them to be critical because of their significance to the financial statements and the possibility that future events may differ from current judgments, or that the use of different assumptions could result in materially different estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts likely differ from such estimated amounts, we believe such differences are not likely to be material.

Revenue Recognition

The SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as amended by SAB 104, provides guidance on the application of U.S. generally accepted accounting principles ("U.S. GAAP") to selected revenue recognition issues. Additionally, the FASB's Accounting Standards Codification ("ASC") 605-45, "Principal and Agent Considerations," provides guidance when accounting for reimbursements received from clients.

We earn revenue from the following principal sources:

- Transaction commissions;
- Advisory and management fees;
- Incentive fees;
- Project and development management fees; and

- Construction management fees.

For a detailed discussion on our revenue recognition policies see the Revenue Recognition section of Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements.

Allowance for Uncollectible Accounts Receivable

We estimate the allowance necessary to provide for uncollectible accounts receivable. This estimate includes specific accounts from which payment has become unlikely. We also base this estimate on historical experience, combined with a careful review of current developments and with a strong focus on credit quality. The process by which we calculate the allowance begins in the individual business units where specific uncertain accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables and our historical experience. We then review these allowances on a quarterly basis to ensure they are appropriate. As part of this review, we develop a range of potential allowances on a consistent formulaic basis. Our allowance for uncollectible accounts receivable as determined under this methodology was $19.5 million and $20.6 million at December 31, 2012 and 2011, respectively.

Bad debt expense was $6.6 million, $10.3 million, and $7.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. We believe that we have an adequate reserve for our accounts receivables at December 31, 2012 given the current economic conditions and the credit quality of our clients. However, changes in our estimates of collectability could significantly impact our bad debt expense in the future. For additional information on our allowance for uncollectible accounts see the Accounts Receivable section of Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements.

Asset Impairments

The property and equipment we use in our business substantially consists of computer equipment and software; leasehold improvements; and furniture, fixtures and equipment. We have recorded goodwill and other identified intangibles from a series of acquisitions. We also invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments include non-controlling ownership interests generally ranging from less than 1% to 15% of the respective ventures. These investments are accounted for under the equity method of accounting or at fair value in the accompanying Consolidated Financial Statements due to the nature of our non-controlling ownership.

Goodwill—Historically, we have grown, in part, through a series of acquisitions. Consistent with the services nature of the businesses we have acquired, the largest asset on our balance sheet is goodwill. We do not amortize this goodwill; instead, we evaluate goodwill for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

We have used qualitative factors in accordance with the provisions of ASU 2011-08, with respect to the performance of our annual impairment test of goodwill in 2012 and 2011. We determined that no indicators of impairment existed primarily because (1) our market capitalization has consistently exceeded our carrying value by a significant margin, (2) our overall financial performance has been solid in the face of mixed economic environments, and (3) forecasts of operating income and cash flows generated by our reporting units appear sufficient to support the carrying values of the net assets of each reporting unit. In addition to our annual impairment evaluation, we consider whether events or circumstances have occurred in the period subsequent to our annual impairment testing which indicate that it is more likely than not an impairment loss has occurred.

For additional information on goodwill and intangible asset impairment testing see the Business Combinations, Goodwill and Other Intangible Assets section of Note 2 Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Investments in Real Estate Ventures— We review investments in real estate ventures accounted for under the equity method on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our Investments in real estate ventures and whether our equity investments are other than temporarily impaired. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. We then record the portion of the impairment loss related to our investment in the reporting period within Equity earnings (losses) from real estate ventures on our consolidated statements of comprehensive income. Additionally, we consider a number of factors, including our share of investment cash flows and the fair value of our investments, in determining whether or not our equity investment is other than temporarily impaired.

Equity earnings (losses) from real estate ventures included impairment charges of $7.9 million, $5.6 million and $13.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, representing our equity share of the impairment charges against individual assets held by our real estate ventures. Declines in real estate markets adversely impacted our rental income assumptions and forecasted exit capitalization rates, resulting in our determination that certain real estate investments had become impaired. It is reasonably possible that if real estate values decline, we may sustain additional impairment charges on our Investments in real estate ventures in future periods.

For investments in real estate ventures for which the fair value option has been elected, our investment is increased or decreased each reporting period by the difference between the fair value of the investment and the carrying value at the balance sheet date. These fair value adjustments are reflected as gains or losses in our consolidated statements of comprehensive income within Equity in earnings (losses) from real estate ventures. For the years ended December 31, 2012 and 2011, fair value gains of $3.1 million and $0.6 million, respectively, were included in Equity in earnings (losses). No fair adjustments were recognized in Equity in earnings (losses) in 2010.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to (1) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (2) operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize into income the effect on deferred tax assets and liabilities of a change in tax rates in the period that includes the enactment date.

Because of the global and cross border nature of our business, our corporate tax position is complex. We generally provide for taxes in each tax jurisdiction in which we operate based on local tax regulations and rules. Such taxes are provided on net earnings and include the provision of taxes on substantively all differences between financial statement amounts and amounts used in tax returns, excluding certain non-deductible items and permanent differences.

Our global effective tax rate is sensitive to the complexity of our operations as well as to changes in the mix of our geographic profitability. Local statutory tax rates range from 10% to 41% in the countries in which we have significant operations. We evaluate our estimated effective tax rate on a quarterly basis to reflect forecast changes in:

(1) Our geographic mix of income;

(2) Legislative actions on statutory tax rates;

(3) The impact of tax planning to reduce losses in jurisdictions where we cannot recognize the tax benefit of those losses; and

(4) Tax planning for jurisdictions affected by double taxation.

We reflect the benefit from tax planning when we believe it is probable that it will be successful, which usually requires that certain actions have been initiated. We provide for the effects of income taxes on interim financial statements based on our estimate of the effective tax rate for the full year.

Our effective tax rates for years ended December 31 2012, 2011 and 2010 were 24.9%, 25.4% and 24.1%, respectively, which reflected our continued disciplined management of our global tax position. Lower tax rate jurisdictions (those with effective national and local combined tax rates of 25% or lower) with meaningful contributions to our effective tax rate include; The Netherlands (25%), The People's Republic of China (25%), Switzerland (21.1%), Russia (20%), Poland (19%), Singapore (17%), Hong Kong (16.5%), Macau (12%) and Cyprus (10%).

Based on our historical experience and future business plans, we do not expect to repatriate our foreign source earnings to the United States. As a result, we have not provided deferred taxes on such earnings or the difference between tax rates in the United States and the various international jurisdictions where we earn such amounts. Further, there are various limitations on our ability to utilize foreign tax credits on such earnings when we repatriate them. As such, we may incur taxes in the United States upon repatriation without credits for foreign taxes paid on such earnings.

We have not provided a deferred U.S. tax liability on the unremitted earnings of international subsidiaries because it is our intent to permanently reinvest such earnings outside of the United States. If repatriation of all such earnings were to occur, we estimate that our resulting U.S. tax liability would be approximately $74 million, net of the benefits of foreign tax credits and net operating loss carryovers. We believe that our policy of permanently reinvesting earnings of foreign subsidiaries does not significantly impact our liquidity.

We have established valuation allowances against deferred tax assets where expected future taxable income does not support their realization on a more likely than not basis. We formally assess the likelihood of being able to utilize current tax losses in the future on a country-by-country basis, with the determination of each quarter's income tax provision. We establish or increase valuation allowances upon specific indications that the carrying value of a tax asset may not be recoverable. Alternatively, we reduce valuation allowances upon (1) specific indications that the carrying value of the tax asset is more likely than not recoverable or (2) the implementation of tax planning strategies allowing an asset we previously determined not realizable to be viewed as realizable.

The table below summarizes certain information regarding the gross deferred tax assets and valuation allowance as of December 31, 2012 and 2011 ($ in millions):

	2012	2011
Gross deferred tax assets	$380.1	353.0
Valuation allowance	53.8	38.8

The increase in gross deferred tax assets in 2012 was the result of incurred tax loss carryovers.

We evaluate our segment operating performance before tax, and do not consider it meaningful to allocate tax by segment. Estimations and judgments relevant to the determination of tax expense, assets and liabilities require analysis of the tax environment and the future profitability, for tax purposes, of local statutory legal entities rather than business segments. Our statutory legal entity structure generally does not mirror the way that we organize, manage and report our business operations. For example, the same legal entity may include both Investment Management and RES businesses in a particular country.

At December 31, 2012 the amount of unrecognized tax benefits was $87.2 million. We believe it is reasonably possible that $65.2 million of these gross unrecognized tax benefits will be settled within twelve months after December 31, 2012, of which $47.3 million will be net settled against a related receivable. These settlements may occur due to the conclusion of examinations by tax authorities. We further expect that the amount of unrecognized tax benefits will continue to change as the result of ongoing operations, the outcomes of audits, and the passing of statutes of limitations. We do not expect such changes to have a significant impact on the results of operations or the financial position of the Company. We do not believe that we have material tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Self-Insurance Programs

In our Americas business we have chosen to retain certain risks regarding health insurance and workers' compensation rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments.

We supplement our traditional global insurance program by the use of a captive insurance company to provide professional indemnity and employment practices insurance on a "claims made" basis. Professional indemnity claims can be complex and take a number of years to resolve, and it can be difficult to accurately estimate the ultimate cost of these claims.

- Health Insurance—We self-insure our health benefits for all U.S.-based employees, although we purchase stop-loss coverage on an annual basis to limit our exposure. We self-insure because we believe that on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we incur reduced expense by self-insuring our health benefits as opposed to purchasing health insurance through a third party. We estimate our likely full-year cost at the beginning of the year and expense this cost on a straight-line basis throughout the year. In the fourth quarter, we estimate the required reserve for unpaid health costs we would need at year-end. Given the nature of medical claims, it may take up to 24 months for claims to be processed and recorded. The accrual balance for the 2012 program was $10.2 million at December 31, 2012, and the accrual balance for the 2011 program was $11.5 million at December 31, 2011.

  The table below sets out certain information related to the cost of the health insurance program for the years ended December 31, 2012, 2011 and 2010 ($ in millions):

	2012	2011	2010
Expense to Company	$26.7	23.8	21.9
Employee contributions	10.4	9.4	7.7
Adjustment to prior year reserve	(2.7)	0.4	(0.9)
Total program cost	$34.4	33.6	28.7

- Workers' Compensation Insurance—We are self-insured for workers' compensation insurance claims because our workforce has historically experienced fewer claims than is normal for our industry. We purchase stop-loss coverage to limit our exposure to large, individual claims. We accrue workers' compensation expense based on the applicable state's rate and job classifications. On an annual basis in

the third quarter, we engage in a comprehensive analysis to develop a range of potential exposure, and considering actual experience, we reserve within that range. We accrue the estimated adjustment to income for the differences between this estimate and our reserve. There were no material adjustments recorded for the year ended December 31, 2012. The adjustments taken to income for the years ended December 31, 2011 and 2010 were credits of $4.8 million and $5.0 million, respectively. Our accruals for worker compensation insurance claims, which can relate to multiple years, were $20.7 million and $17.5 million at December 31, 2012 and 2011, respectively.

The table below sets out the range and our actual reserve for the past three years ($ in millions):

	MAXIMUM RESERVE	MINIMUM RESERVE	ACTUAL RESERVE
December 31, 2012	$20.7	18.3	20.7
December 31, 2011	17.5	15.4	17.5
December 31, 2010	15.9	13.3	15.9

Given the uncertain nature of claim reporting and settlement patterns associated with workers' compensation insurance, we have accrued at the higher end of the range.

- Captive Insurance Company—In order to better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance program by the use of a wholly-owned captive insurance company to provide professional indemnity and employment practice liability insurance coverage on a "claims made" basis. The level of risk retained by our captive insurance company, with respect to professional indemnity claims, is up to $2.5 million per claim. The accruals for professional indemnity claims facilitated through our captive insurance company, which relate to multiple years, were $1.6 million and $1.0 million, as of December 31, 2012 and 2011, respectively.

  Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims. When a potential loss event occurs, management estimates the ultimate cost of the claims and accrues the related cost when probable and estimable.

NEW ACCOUNTING STANDARDS

See New Accounting Standards section of Note 2 of the Notes to Consolidated Financial Statements.

ITEMS AFFECTING COMPARABILITY

Macroeconomic Conditions

Our results of operations and the variability of these results are significantly influenced by macroeconomic trends, the geo-political environment, the global and regional real estate markets and the financial and credit markets. These macroeconomic conditions have had, and we expect to continue to have, a significant impact on the variability of our results of operations.

LaSalle Investment Management Revenue

Our Investment Management business is in part compensated through the receipt of incentive fees where performance of underlying funds' investments exceeds agreed-to benchmark levels. Depending upon performance and the contractual timing of measurement periods with clients, these fees can be significant and vary substantially from period to period.

Equity in earnings (losses) from real estate ventures also may vary substantially from period to period for a variety of reasons, including as a result of: (1) impairment charges, (2) realized gains on asset dispositions or (3) incentive fees recorded as equity earnings. The timing of recognition of these items may impact comparability between quarters, in any one year, or compared to a prior year.

The comparability of these items can be seen in Note 3 of the Notes to Consolidated Financial Statements and is discussed further in Segment Operating Results included herein.

Transactional-Based Revenue

Transactional-based fees for real estate investment banking, capital markets activities and other services within our Real Estate Services businesses increase the variability of the revenue we receive that relates to the size and timing of our clients' transactions. In 2008 and 2009, Capital Market transactions decreased sharply due to deteriorating economic conditions and the global credit crisis. Despite continued uncertainty and variable market conditions, Capital Market transactions have generally increased in number as economic conditions have generally improved over the last three years. The timing and the magnitude of these fees can vary significantly from year to year and quarter to quarter, and from region to region.

Termination of Stock Ownership Program

We terminated our Stock Ownership Program (the "SOP") in connection with incentive compensation (or "bonus") payments for 2012 performance and beyond. Since the start of the SOP, our employee population has grown significantly and other aspects of our compensation programs have evolved, as a result of which we have determined that (1) there are other more targeted and strategic approaches we can take in order to enhance our equity incentive compensation programs, and (2) we can do so in a way that will be less dilutive to shareholders than the SOP would be if we continued this plan.

In prior years, the SOP was a mandatory element of the incentive compensation for approximately the senior-most 5% of the Company's employees. The SOP generally required that from 10% to 20% of incentive compensation, including annual bonuses and periodic commission payments, be deferred and delivered in restricted stock units, rather than paid immediately in cash. Half of the restricted stock units granted under the SOP vested eighteen months from January 1st in the year following the year of performance, and the remaining half vested thirty months from that date. We amortized related compensation cost to expense over the service period consisting of the 12 months of the year to which payment of restricted stock relates, plus the periods over which the restricted stock units vest.

Although we have terminated the SOP, we will continue to require at least 15% of annual incentive compensation for members of the Global Executive Committee to be paid in restricted stock units, and we will continue to amortize related compensation costs to expense over the service period consisting of the 12 months of the year to which payment of restricted stock relates, plus the period over which the restricted stock units vest.

In prior years the SOP resulted in the deferral of applicable incentive compensation over the service period, whereas the termination of this program resulted in all incentive compensation expense for 2012 being recognized in 2012, with no SOP deferral as we have recognized in prior years. If the SOP had been eliminated for the years ended December 31, 2011 and 2010, the comparative impact on our operating results would have been to increase compensation expense $12.4 million and $9.8 million, respectively. We estimate that the termination of the SOP plan resulted in approximately $11.2 million of accelerated compensation costs in 2012.

Foreign Currency

We conduct business using a variety of currencies but we report our results in U.S. dollars. As a result, the volatility of currencies against the U.S. dollar may positively or negatively impact our results. This volatility can make it more difficult to perform period-to-period comparisons of the reported U.S. dollar results of operations, because such results may indicate a growth or decline rate that might not have been consistent with the real underlying growth or decline rate in the local operations. Consequently, we provide information about the impact of foreign currencies in the period-to-period comparisons of the reported results of operations in our discussion and analysis of financial condition in the Results of Operations section below.

MARKET RISKS

Market Risk

The principal market risks we face due to the risk of loss arising from adverse changes in market rates and prices are:

- Interest rates on our credit facilities; and
- Foreign exchange risks.

In the normal course of business, we manage these risks through a variety of strategies, including hedging transactions using various derivative financial instruments such as foreign currency forward contracts. We enter into derivative instruments with high credit-quality counterparties and diversify our positions across such counterparties in order to reduce our exposure to credit losses. We do not enter into derivative transactions for trading or speculative purposes.

Interest Rates

We centrally manage our debt, considering investment opportunities and risks, tax consequences and overall financing strategies. We are primarily exposed to interest rate risk on our $1.1 billion revolving credit facility (the "Facility'), consisting of revolving credit that is available for working capital, investments, capital expenditures and acquisitions. Our average outstanding borrowings under the Facility were $621.2 million during 2012 with an effective interest rate of 1.6%. As of December 31, 2012, we had $169.0 million outstanding under the Facility. The Facility bears a variable rate of interest based on market rates.

In November 2012, in an underwritten public offering, we issued $275.0 million of Long-term senior notes due November 2022 (the "Notes"). The Notes bear interest at an annual rate of 4.4%, subject to adjustment if a credit rating assigned to the Notes is downgraded below an investment grade rating (or subsequently upgraded). The issuance of these Notes at a fixed interest rate has helped to limit the Company's exposure to future movements in interest rates.

Our overall interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, in the past we have entered into derivative financial instruments such as interest rate swap agreements when appropriate and we may do so in the future. We did not enter into any such agreements in the prior three years and we had no such agreements outstanding at December 31, 2012.

Foreign Exchange

Foreign exchange risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our revenue from outside of the United States totaled 55% and 56% of our total revenue for 2012 and 2011, respectively. Operating in international markets means that we are exposed to movements in foreign exchange rates, most significantly by the euro (12% of revenue for 2012) and the British pound (13% of revenue for 2012).

We mitigate our foreign currency exchange risk principally by (1) establishing local operations in the markets we serve and (2) invoicing customers in the same currency as the source of the costs. The impact of translating expenses incurred in foreign currencies back into U.S. dollars offsets the impact of translating revenue earned in foreign currencies back into U.S. dollars. In addition, British pound and Singapore dollar expenses incurred as a result of our regional headquarters being located in London and Singapore, respectively, act as a partial operational hedge against our translation exposures to British pounds and Singapore dollars.

We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany loan balances. At December 31, 2012, we had forward exchange contracts in effect with a gross notional value of $1.95 billion ($886.6 million on a net basis) and a net fair value loss of $5.7 million. This net carrying loss is offset by a carrying gain in associated intercompany loans such that the net impact to earnings is not significant.

Although we operate globally, we report our results in U.S. dollars. As a result, the strengthening or weakening of the U.S. dollar may positively or negatively impact our reported results. The following table sets forth the revenue derived from our most significant currencies on a revenue basis ($ in millions):

	2012	2011
United States dollar	$1,754.1	1,563.7
British pound	516.1	453.1
Euro	482.7	480.2
Australian dollar	277.2	249.9
Japanese yen	139.9	125.8
Hong Kong dollar	98.0	93.2
Singapore dollar	94.0	92.1
Other currencies	570.8	526.5
Total revenue	$3,932.8	3,584.5

We estimate that had euro-to-U.S. dollar exchange rates been 10% higher throughout the course of 2012, our reported operating income would have increased by $3.6 million. Had the British pound-to-U.S. dollar exchange rates been 10% higher throughout the course of 2012, our reported operating income would have decreased by $1.1 million. These hypothetical calculations estimate the impact of translating results into U.S. dollars and do not include an estimate of the impact a 10% increase in the U.S. dollar against other currencies would have on our foreign operations.

Seasonality

Our quarterly revenue and profits tend to grow progressively by quarter throughout the year. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains or losses (both of which can be unpredictable). Such performance fees and co-investment equity gains or losses are generally recognized when assets are sold, the timing of which is geared toward the benefit of our clients. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

RESULTS OF OPERATIONS

We operate in a variety of currencies but report our results in U.S. dollars, thus the volatility of these currencies against the U.S. dollar may positively or negatively impact our reported results. This volatility may result in the reported U.S. dollar revenue and expenses showing increases or decreases between years that may not be consistent with the real underlying increases or decreases in local currency operations. In order to provide more meaningful year-to-year comparisons of our reported results, we have included detail of the movements in certain reported lines of the Consolidated Statement of Comprehensive Income in both U.S. dollars and in local currencies in the tables throughout this section.

Reclassifications

We report Equity in earnings (losses) from real estate ventures in the Consolidated Statement of Operations after Operating income. However, for segment reporting we reflect Equity in earnings (losses) from real estate ventures within Total revenue. See Note 3 of the Notes to Consolidated Financial Statements for Equity earnings (losses) reflected within segment revenue, as well as discussion of how the Chief Operating Decision Maker (as defined in Note 3) measures segment results with Equity earnings (losses) included in segment revenue.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

($ IN MILLIONS)	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Change in U.S. dollars		% Change in Local Currency
Revenue					
Real Estate Services:					
Leasing	$1,277.8	1,189.1	88.7	7%	9%
Capital Markets & Hotels	512.9	459.6	53.3	12%	13%
Property & Facility Management (1)	850.1	761.7	88.4	12%	13%
Project & Development Services (1)	355.8	333.7	22.1	7%	9%
Advisory, Consulting and Other	382.2	358.3	23.9	7%	9%
LaSalle Investment Management	261.4	271.6	(10.2)	(4%)	(3%)
Fee revenue	$3,640.2	3,374.0	266.2	8%	10%
Gross contract costs	292.6	210.5	82.1	39%	45%
Total revenue	$3,932.8	3,584.5	348.3	10%	12%
Operating expenses, excluding gross contract cost	3,226.6	2,983.9	242.7	8%	10%
Gross contract costs	292.6	210.5	82.1	39%	45%
Depreciation and amortization	78.8	82.8	(4.0)	(5%)	(4%)
Restructuring and acquisition charges	45.4	56.1	(10.7)	(19%)	(17%)
Total operating expenses	$3,643.4	3,333.3	310.1	9%	11%
Operating income	$ 289.4	251.2	38.2	15%	17%

(1) Amounts adjusted to remove gross contract costs

REVENUE

In 2012, revenue grew 10%, 12% in local currency, driven by both Leasing and continued growth in Property & Facility Management. Leasing revenue grew 9% in local currency, with the largest growth in the Americas. Property & Facility Management fee revenue grew 13% in local currency, also led by the Americas, which increased 15% in local currency, followed by a 13% local currency increase in Asia Pacific. LaSalle Investment Management's advisory fees decreased from 2011 due to significant asset and portfolio sales, but have remained consistent throughout each quarter of 2012. LaSalle generated $23 million of incentive fees and $24 million of equity earnings during 2012.

OPERATING EXPENSES

Operating expenses, excluding gross contract costs, were $3.2 billion for the year, an increase of 8%, 10% in local currency, compared with $3.0 billion in 2011. This increase was driven by higher variable compensation resulting from improved Leasing revenue, as well as higher compensation resulting from increased headcount primarily to service new and expanded Property & Facility Management contracts. Compensation expense was further impacted by(1) the Firm's decision to eliminate its Stock Ownership Program ("SOP"), which resulted in approximately $11 million of accelerated compensation expense in the current year, a timing difference rather than a permanent increase in compensation, as well as (2) a timing difference of $5 million related to the acceleration of the final deferred payment for the Staubach acquisition and extension of employment agreements with the majority of the Staubach shareholders who are working in the Firm.

Full-year results included $45 million of restructuring and acquisition charges, principally related to integration and retention costs for the second-quarter 2011 acquisition of King Sturge, but also including severance and lease exit costs in targeted areas of the business that are anticipated to remain economically challenged for an extended period of time.

INTEREST EXPENSE

Net interest expense remained relatively unchanged at $35 million for 2012 and $36 million for 2011. The decrease in interest expense was due to a reduction in accretive interest on lower Deferred acquisition obligation balances, and partially off-set by higher average borrowings under our credit facility and by interest expense on our newly issued Long-term senior notes.

EQUITY EARNINGS FROM REAL ESTATE VENTURES

In 2012, we recognized equity earnings of $24 million from our investments in real estate ventures, compared to $6 million in 2011. This increase in equity earnings was due primarily to gains generated from assets sales in the first and third quarters of 2012.

PROVISION FOR INCOME TAXES

The provision for income taxes was $69 million in 2012, resulting in an effective tax rate of 24.9%. See the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 8 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

NET INCOME

Net income available to common shareholders for 2012 was $208 million, or $4.63 per diluted average share, compared to a net income of $164 million, or $3.70 per diluted average share for 2011.

SEGMENT OPERATING RESULTS

We manage and report our operations as four business segments:

The three geographic regions of Real Estate Services ("RES"):

(1) **Americas,**

(2) **Europe, Middle East and Africa ("EMEA"), and**

(3) **Asia Pacific;**

and

(4) **Investment Management, which offers investment management services on a global basis.**

Each geographic region offers our full range of Real Estate Services ("RES"), including tenant representation and agency leasing, capital markets and hotels, property management, facility management, project and development services, and advisory, consulting and valuation services. We consider "property management" to be services provided to non-occupying property investors and "facility management" to be services provided to owner-occupiers. The Investment Management segment provides investment management services to institutional investors and high-net-worth individuals.

For segment reporting, we show revenue net of gross contract costs in our RES segments. Excluding these costs from revenue and expenses in a "net" presentation of "fee revenue" and "fee-based operating expense" more accurately reflects how we manage our expense base and operating margins. See Note 2, Revenue Recognition, of the Notes to Consolidated Financial Statements for additional information on our gross and net accounting. For segment reporting we also show Equity in earnings (losses) from real estate ventures within our revenue line, since it is an integral part of our Investment Management segment. Finally, our measure of segment reporting results also excludes restructuring charges and certain acquisition related costs.

AMERICAS—REAL ESTATE SERVICES

($ IN MILLIONS)	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Change in U.S. dollars		Change in Local Currency
Leasing	$ 829.6	760.7	68.9	9%	9%
Capital Markets & Hotels	168.5	135.6	32.9	24%	25%
Property & Facility Management (1)	375.0	329.3	45.7	14%	15%
Project & Development Services (1)	182.1	177.9	4.2	2%	4%
Advisory, Consulting and Other	107.0	98.2	8.8	9%	9%
Equity in earnings	—	2.7	(2.7)	n.m.	n.m.
Fee revenue	$1,662.2	1,504.4	157.8	10%	11%
Gross contract costs	84.5	20.9	63.6	n.m.	n.m.
Total revenue	$1,746.7	1,525.3	221.4	15%	15%
Operating expenses, excluding gross contract costs	$1,494.1	1,341.7	152.4	11%	12%
Gross contract costs	84.5	20.9	63.6	n.m.	n.m.
Operating income	$ 168.1	162.7	5.4	3%	4%

(1) Amounts adjusted to remove gross contract costs
(n.m. - not meaningful)

Revenue for the Americas region in 2012 was $1.7 billion, an increase of 15% from 2011. On a fee revenue basis, revenue increased 11% in local currency. The most significant increases were in Capital Markets & Hotels, which increased 25% in local currency, and Property & Facility Management, which increased 15% in local currency. Leasing revenue increased 9% despite overall office leasing volumes dropping 20% in the United States.

Total operating expenses were $1.6 billion for the year, a 16% increase from 2011. Fee-based operating expenses increased 12% in local currency from last year. The year-over-year increase was due to higher fixed compensation costs associated with a larger employee base, as well as higher commission expenses related to improved Leasing and Capital Markets & Hotels revenue. The SOP elimination earlier this year added approximately $5 million to compensation expense compared with 2011. Also impacting Americas full-year and fourth-quarter operating expenses was $5 million of compensation expense related to acceleration of the deferred acquisition payments to those former Staubach shareholders who agreed to extend their employment agreements.

EMEA—REAL ESTATE SERVICES

($ IN MILLIONS)	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Change in U.S. dollars		Change in Local Currency
Leasing	$ 250.0	236.1	13.9	6%	11%
Capital Markets & Hotels	235.1	229.1	6.0	3%	5%
Property & Facility Management (1)	155.2	147.9	7.3	5%	9%
Project & Development Services (1)	106.5	96.3	10.2	11%	16%
Advisory, Consulting and Other	189.1	178.9	10.2	6%	10%
Equity in earnings	(0.3)	(0.3)	—	0%	0%
Fee revenue	$ 935.6	888.0	47.6	5%	9%
Gross contract costs	113.3	85.7	27.6	32%	42%
Total revenue	$1,048.9	973.7	75.2	8%	12%
Operating expenses, excluding gross contract costs	$ 882.3	860.1	22.2	3%	7%
Gross contract costs	113.3	85.7	27.6	32%	42%
Operating income	$ 53.3	27.9	25.4	91%	95%

(1) Amounts adjusted to remove gross contract costs

EMEA's full-year revenue was over $1.0 billion, a 12% increase in local currency. Revenue increased on a fee revenue basis by 9% in local currency, showing strong increases across all product categories. The largest increases were in Leasing, which grew 11% in local currency, and Project & Development Services, which includes the Tetris fit-out business and grew 16% in local currency.

Total operating expenses were just under $1.0 billion for the year, an increase of 10% in local currency from 2011. Operating expenses also include $28 million of additional gross contract costs related to the Project & Development Services business line compared with last year. Fee-based operating expenses increased 7% in local currency from 2011. The year-over-year increase in operating expenses was primarily due to higher fixed compensation from the addition of the King Sturge business for a full year in 2012, compared with just over seven months in 2011. Operating margin calculated on a fee revenue basis was 5.7% in 2012 compared with 3.1% in 2011.

ASIA PACIFIC—REAL ESTATE SERVICES

($ IN MILLIONS)	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Change in U.S. dollars		Change in Local Currency
Leasing	$198.2	192.3	5.9	3%	4%
Capital Markets & Hotels	109.3	94.9	14.4	15%	15%
Property & Facility Management (1)	319.9	284.5	35.4	12%	13%
Project & Development Services (1)	67.2	59.5	7.7	13%	16%
Advisory, Consulting and Other	86.1	81.2	4.9	6%	6%
Equity in earnings	0.1	0.2	(0.1)	n.m.	n.m.
Fee revenue	$780.8	712.6	68.2	10%	11%
Gross contract costs	94.8	103.9	(9.1)	(9%)	(4%)
Total revenue	$875.6	816.5	59.1	7%	9%
Operating expenses, excluding gross contract costs	$715.5	646.4	69.1	11%	12%
Gross contract costs	94.8	103.9	(9.1)	(9%)	(4%)
Operating income	$ 65.3	66.2	(0.9)	(1%)	1%

(1) Amounts adjusted to remove gross contract costs
(n.m. - not meaningful)

Asia Pacific's revenue for the year increased 9% in local currency, to $876 million. Fee revenue was $781 million, an increase of 11% in local currency, led by 15% growth in Capital Markets & Hotels and 13% annuity growth in Property & Facility Management.

Total operating expenses were $810 million for the year, an increase of 9% in local currency. Operating expenses included $95 million of gross contract costs, down from $104 million in 2011. Fee-based operating expenses rose 12% in local currency, to $716 million, due to a larger employee base servicing new and expanded Property & Facility Management contracts and inflationary compensation pressure across the region.

INVESTMENT MANAGEMENT

($ IN MILLIONS)	Twelve Months Ended December 31, 2012	Twelve Months Ended December 31, 2011	Change in U.S. dollars		Change in Local Currency
Advisory fees	$228.1	245.0	(16.9)	(7%)	(6%)
Transaction fees and other	10.5	7.3	3.2	44%	47%
Incentive fees	22.8	19.3	3.5	18%	18%
Equity earnings (losses)	24.0	3.8	20.2	n.m	n.m
Total segment revenue	$285.4	275.4	10.0	4%	5%
Operating expense	213.5	218.5	(5.0)	(2%)	(1%)
Operating income	71.9	56.9	15.0	26%	26%

(n.m. - not meaningful)

LaSalle Investment Management's advisory fees were $228 million for the year, down 6% in local currency, due to asset and portfolio sales. Although Advisory fees decreased year-over-year they remained relatively constant throughout 2012. During the year, the business recognized $23 million of incentive fees as a result of positive performance for clients and $24 million of equity earnings, primarily from asset sales. The operating margin was 25.2% in 2012, compared to 20.7% in 2011. Assets under management remained at $47 billion as of December 31, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

($ IN MILLIONS)	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Change in U.S. dollars		% Change in Local Currency
Revenue					
Real Estate Services:					
Leasing	$1,189.1	1,016.4	172.7	17%	15%
Capital Markets & Hotels	459.6	306.9	152.7	50%	45%
Property & Facility Management (1)	761.7	645.3	116.4	18%	14%
Project & Development Services (1)	333.7	266.0	67.7	25%	22%
Advisory, Consulting and Other	358.3	294.0	64.3	22%	19%
LaSalle Investment Management	271.6	257.2	14.4	6%	2%
Fee revenue	$3,374.0	2,785.8	588.2	21%	17%
Gross contract costs	210.5	139.9	70.6	50%	46%
Total revenue	$3,584.5	2,925.7	658.8	23%	19%
Operating expenses, excluding gross contract costs	2,983.9	2,447.1	536.8	22%	19%
Gross contract costs	210.5	139.9	70.6	50%	46%
Depreciation and amortization	82.8	71.6	11.2	16%	13%
Restructuring and acquisition charges	56.1	6.4	49.7	n.m	n.m.
Total operating expenses	$3,333.3	2,665.0	668.3	25%	22%
Operating income	$ 251.2	260.7	(9.5)	(4%)	(6%)

(1) Amounts adjusted to remove gross contract costs

REVENUE

In 2011, revenue grew 23% for the year, 19% in local currency, driven both by (1) double-digit growth in all three geographic RES segments and (2) the acquisition of King Sturge completed in EMEA during the second

quarter of 2011. Strong conversion of the Firm's business pipelines drove growth in the transactional businesses of Leasing and Capital Markets, while Property & Facility Management revenue increased due to continued growth in corporate outsourcing. LaSalle Investment Management grew 6%, 2% in local currency.

OPERATING EXPENSES

Operating expenses were $3.3 billion in 2011, an increase of 25% in U.S. dollars and 22% in local currencies from the prior year. Operating expenses for 2011 include $56 million of Restructuring and acquisition charges, primarily as a result of expenses related to the King Sturge acquisition and the integration of King Sturge's operations. Charges incurred related to the King Sturge acquisition included (1) employee retention bonuses of $16 million, (2) lease termination charges of $9 million and (3) other transaction costs of $18 million. Additionally, $13 million of employee termination costs unrelated to King Sturge were recognized in 2011.

Operating expenses, excluding Restructuring and acquisition charges, increased 23%, in US dollars and 20% in local currency. The overall increase in operating expenses was primarily driven by higher variable compensation resulting from improved transactional revenue and by variable costs to support client wins and to continue building the Firm's pipeline for 2012.

INTEREST EXPENSE

Net interest expense was $36 million in 2011, a decrease of 22% from the $46 million in 2010. This was primarily due to a decrease in both our effective borrowing rate and accretive interest expense recognized for our deferred business acquisitions obligations.

EQUITY IN INCOME FROM REAL ESTATE VENTURES

In 2011, we recognized Equity income of $6 million from our investments in real estate ventures, compared to a loss of $11 million in 2010, due primarily to a reduction in impairment charges as real estate markets generally improved in 2011. Equity income and losses included impairment charges of $6 million in 2011 and $14 million in 2010.

PROVISION FOR INCOME TAXES

The provision for income taxes was $56 million in 2011, resulting in an effective tax rate of 25.4%. See the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and see Note 8 of the Notes to Consolidated Financial Statements for a further discussion of our effective tax rate.

NET INCOME

Net income available to common shareholders for 2011 was $164 million, or $3.70 per diluted average share, compared to a net income of $154 million, or $3.48 per diluted average share, for 2010.

AMERICAS—REAL ESTATE SERVICES

($ IN MILLIONS)	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Change in U.S. dollars		Change in Local Currency
Leasing	$ 760.7	655.6	105.1	16%	16%
Capital Markets & Hotels	135.6	84.1	51.5	61%	61%
Property & Facility Management (1)	329.3	291.8	37.5	13%	12%
Project & Development Services (1)	177.9	158.3	19.6	12%	12%
Advisory, Consulting and Other	98.2	67.0	31.2	47%	47%
Equity in earnings	2.7	0.3	2.4	n.m.	n.m.
Fee revenue	$1,504.4	1,257.1	247.3	20%	20%
Gross contract costs	20.9	4.4	16.5	n.m.	n.m.
Total revenue	$1,525.3	1,261.5	263.8	21%	21%
Operating expenses, excluding gross contract costs	$1,341.7	1,108.8	232.9	21%	21%
Gross contract costs	20.9	4.4	16.5	n.m.	n.m.
Operating income	$ 162.7	148.3	14.4	10%	10%

(1) Amounts adjusted to remove gross contract costs
(n.m. - not meaningful)

Full-year revenue in the Americas region was $1.5 billion, an increase of $264 million, or 21%, over the prior year. The growth was led by Capital Markets & Hotels and Leasing as business conditions improved and as we gained market share. Fourth-quarter revenue in the region was $510 million, compared with $429 million in the fourth quarter of 2010, an increase of 19%.

Total operating expenses were $1.4 billion for the year, a 22% increase over the prior year. The increase was impacted by higher commission expense related to the higher Leasing and Capital Markets & Hotels revenue, as well as increases in gross contract vendor costs related to corporate client activities in Property & Facility Management, $16 million of which was added in the fourth quarter.

Americas operating income improved to $163 million for the year, from $148 million in 2010, while operating income margin was 10.7 % in 2011 compared with 11.8 % in 2010. Operating income margin improved to 16.6% in the fourth quarter of 2011, compared to 16.2 % in the fourth of 2010.

EMEA—REAL ESTATE SERVICES

($ IN MILLIONS)	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Change in U.S. dollars		Change in Local Currency
Leasing	$236.1	202.6	33.5	17%	13%
Capital Markets & Hotels	229.1	141.2	87.9	62%	57%
Property & Facility Management (1)	147.9	114.4	33.5	29%	24%
Project & Development Services (1)	96.3	63.5	32.8	52%	45%
Advisory, Consulting and Other	178.9	155.6	23.3	15%	11%
Equity in losses	(0.3)	(0.1)	(0.2)	n.m.	n.m.
Fee revenue	$888.0	677.2	210.8	31%	26%
Gross contract costs	85.7	51.6	34.1	66%	59%
Total revenue	$973.7	728.8	244.9	34%	29%
Operating expenses, excluding gross contract costs	$860.1	657.6	202.5	31%	27%
Gross contract costs	85.7	51.6	34.1	66%	59%
Operating income	$ 27.9	19.6	8.3	42%	38%

(1) Amounts adjusted to remove gross contract costs

EMEA's revenue in 2011 was $974 million, compared with $729 million in 2010, an increase of 34%, 29% in local currency. This was primarily the result of strong growth in Leasing, Capital Markets & Hotels and Advisory revenue and the successful integration of King Sturge. Fourth-quarter revenue in the region was $340 million, compared with $237 million in 2010, an increase of 43%, 45% in local currency.

Operating expenses, which include seven months of King Sturge ongoing operating expenses and $11 million of King Sturge intangibles amortization, were $946 million for the year, an increase of 33% from the prior year, 29% in local currency. Gross contract vendor costs related to the PDS business line increased by more than $34 million in the year compared with 2010. EMEA's adjusted operating income margin, which excludes $11 million of King Sturge intangibles amortization, was 4.0% compared with 2.7% in 2010. For the fourth quarter of 2011, adjusted operating income margin, which excludes $5 million of King Sturge intangibles amortization, was 11.4% compared with 8.5% in the fourth quarter of 2010.

ASIA PACIFIC—REAL ESTATE SERVICES

($ IN MILLIONS)	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Change in U.S. dollars		Change in Local Currency
Leasing	$192.3	158.2	34.1	22%	16%
Capital Markets & Hotels	94.9	81.6	13.3	16%	7%
Property & Facility Management (1)	284.5	239.1	45.4	19%	12%
Project & Development Services (1)	59.5	44.2	15.3	35%	31%
Advisory, Consulting and Other	81.2	71.4	9.8	14%	9%
Equity in earnings	0.2	0.1	0.1	n.m.	n.m.
Fee revenue	$712.6	594.6	118.0	20%	14%
Gross contract costs	103.9	83.9	20.0	24%	19%
Total revenue	$816.5	678.5	138.0	20%	14%
Operating expenses, excluding gross contract costs	$646.4	545.2	101.2	19%	13%
Gross contract costs	103.9	83.9	20.0	24%	19%
Operating income	$ 66.2	49.4	16.8	34%	29%

(1) Amounts adjusted to remove gross contract costs
(n.m. - not meaningful)

Revenue in Asia Pacific was $816 million in 2011, compared with $679 million in 2010, an increase of 20%, 14% in local currency. Continued expansion of the Firm's market-leading positions in Greater China and India contributed to increased revenue, as did growth in Property & Facility Management. Fourth-quarter revenue in the region was $236 million in 2011, an increase of 6% in both U.S. dollars and local currency compared with the same period in 2010. Capital Markets & Hotels revenue decreased in the fourth quarter due to lower market investment volumes overall and fewer Hotels transactions during the quarter following a very robust start to the year.

Total operating expenses for the region were $750 million for the year, an increase of 19%, 13% in local currency, on a year-over-year basis. The increase was primarily due to staff and gross contract vendor costs that related to a higher volume of PDS work, as well as expenses relating to other corporate client activities.

Asia Pacific's operating income margin for the year increased to 8.1%, up from 7.3% a year ago. Operating income margin was 10.7% in the fourth quarter compared with 11.5% for the same period a year ago, resulting from lower Capital Markets & Hotels revenue during the quarter.

INVESTMENT MANAGEMENT

($ IN MILLIONS)	Twelve Months Ended December 31, 2011	Twelve Months Ended December 31, 2010	Change in U.S. dollars		Change in Local Currency
Advisory fees	$245.0	237.5	7.5	3%	(1%)
Transaction fees and other	7.3	8.3	(1.0)	(12%)	(16%)
Incentive fees	19.3	11.4	7.9	69%	63%
Equity earnings (losses)	3.8	(11.7)	15.5	n.m	n.m
Total segment revenue	$275.4	245.5	29.9	12%	8%
Operating expense	218.5	207.1	11.4	6%	2%
Operating income	$ 56.9	38.4	18.5	48%	41%

(n.m. - not meaningful)

LaSalle Investment Management's full-year Advisory fees were $245 million, compared with $238 million in 2010. Fourth-quarter Advisory fees were $60 million, compared with $61 million in the fourth quarter of 2010. The business recognized higher incentive fees during the year resulting from investment performance for clients.

LaSalle Investment Management raised nearly $5.0 billion of net equity in 2011, and assets under management were $47.7 billion at December 31, 2011.

CONSOLIDATED CASH FLOWS

Cash Flows From Operating Activities

During 2012, cash flows provided by operating activities were $328 million, an increase of $117 million from the $211 million of cash flows provided by operating activities in 2011. This year-over-year increase resulted primarily from the 26% increase in net income and a decrease in cash required to fund working capital. The lower working capital requirements were primarily due to $100 million less in year-over-year increases in receivables resulting from improved receivables management and the collection of receivables associated with the significant revenue growth late in the fourth quarter of 2011.

During 2011, cash flows provided by operating activities were $211 million, a decrease of $173 million from the $384 million of cash flows provided by operating activities in 2010. This year-over-year decrease in cash generated from operating activities resulted primarily from an increase in working capital requirements in support and in recognition of the 23% increase in revenue in 2011. The most significant change in working capital was $136 million more in year-over-year increases in receivables resulting primarily from significant growth in revenue late in the fourth quarter.

Cash Flows From Investing Activities

In 2012, we used $151 million for investing activities, a $238 million decrease from the $389 million used in 2011. This was due to a $224 million decrease in cash used for acquisitions, due primarily to the $174 million paid to acquired King Sturge in 2011, and a net $17 million decrease in cash used for our investments in real estate ventures. In 2012, we used $28 million for acquisitions, consisting of $16 million for four new acquisitions and $12 million for contingent earn-out consideration for acquisitions completed in prior years.

In 2011, we used $389 million for investing activities, a $298 million increase from 2010, due to (1) a $228 million increase in cash used for acquisitions, (2) a $44 million increase in capital expenditures, and (3) a net $26 million increase in cash used for our investments in real estate ventures. In 2011 we paid $252 million for acquisitions, consisting of (1) $174 million for the King Sturge acquisition, (2) $44 million for eight other new acquisitions, (3) $22 million to acquire a portion of the minority interest in our India operations, and (4) $12 million for contingent earn-out consideration paid for acquisitions completed in prior years.

Cash Flows From Financing Activities

In 2012, we used $209 million of cash for financing activities, compared to $111 million provided by financing activities in 2011. This $320 million decrease in cash provided by financing activities was primarily due to using significantly less cash for investing activities in 2012, providing us with the ability to use cash flows from operating activities to repay debt in 2012, rather than be a net borrower as we were in 2011. In 2012, we repaid $327 million of net borrowings under our credit facility. In November 2012, in an underwritten public offering, we issued $275 million of Long-term senior notes, which generated net proceeds of $272 million, which along with cash flows from operating activities were used to reduce borrowings under our credit facility. In 2012, we paid $144 million for deferred acquisition obligations, including $31 million for the 2011 King Sturge acquisition, and $111 million for the 2008 Staubach acquisition.

In 2011, we generated $111 million of cash from financing activities, a $222 million increase from the $111 million used for financing activities in 2010. This increase was primarily due to a $274 million year-over-year increase in net borrowing to help fund the $298 million increase in investing activities in 2011, compared with 2010, off-set by a $58 million increase in cash used for deferred acquisition obligations. In 2011, we paid $164 million for deferred business acquisition obligations, including $150 million related to the 2008 Staubach acquisition and $11 million related to the 2006 Spaulding and Slye acquisition.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations, co-investment activity, share repurchases and dividend payments, capital expenditures and business acquisitions with internally generated funds, borrowings under our credit facilities, and through issuance of our Long-term senior notes.

Credit Facility

We have a $1.1 billion unsecured revolving credit facility (the "Facility") that matures in June 2016. We had $169.0 million and $463.0 million outstanding under the Facility, at December 31, 2012 and 2011, respectively. At December 31, 2012, we had the capacity to borrow up to an additional $913.9 million under the Facility. The average outstanding borrowings under the Facility were $621.2 million and $467.2 million during the twelve months ended December 31, 2012 and 2011, respectively.

We will continue to use the Facility for working capital needs (including payment of accrued incentive compensation), co-investment activities, dividend payments, share repurchases, capital expenditures and acquisitions.

Short-Term Borrowings

In addition to our Facility, we have the capacity to borrow up to an additional $45.3 million under local overdraft facilities. We had short-term borrowings (including capital lease obligations and local overdraft facilities) of $32.2 million and $65.1 million at December 30, 2012 and 2011, respectively, of which $25.8 million and $38.7 million at December 31, 2012 and 2011, respectively, was attributable to local overdraft facilities.

Long-Term Senior Notes

In November 2012, in an underwritten public offering, we issued $275.0 million of 4.4% Senior Notes due November 2022 (the "Notes"). The net proceeds from the Notes, net of underwriting discounts and expenses, were $272.4 million, which we used to reduce the outstanding borrowings under our Facility. The Notes bear interest at an annual rate of 4.4%, subject to adjustment if a credit rating assigned to the Notes is downgraded below an investment grade rating (or subsequently upgraded). Interest is payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013.

See Note 9, Debt, of the Notes to Consolidated Financial Statements for additional information on our debt.

Co-Investment Activity

As of December 31, 2012, we had total investments of $268 million in approximately 50 separate property or fund co-investments. Funding of co-investments exceeded return of capital by $29 million, $46 million, and $19 million for the years ended December 31, 2012, 2011 and 2010, respectively. We expect to continue to pursue co-investment opportunities with our investment management clients in the Americas, EMEA and Asia Pacific. Co-investment remains important to the continued growth of our Investment Management business. We anticipate that our net co-investment funding for 2013 will be between $40 and $50 million (planned co-investment less return of capital from liquidated co-investments).

See Note 5, Investment in Real Estate Ventures, of the Notes to Consolidated Financial Statements for additional information on our co-investment activity.

Share Repurchase and Dividend Programs

Since October 2002, our Board of Directors has approved five share repurchase programs. At December 31, 2012, we have 1,563,100 shares that we remain authorized to repurchase under the current share repurchase program. We have made no share repurchases in the last three years. Our current share repurchase program allows the Company to purchase our common stock in the open market and in privately negotiated transactions. The repurchase of shares is primarily intended to offset dilution resulting from both stock and restricted stock unit grants made under our existing stock plans.

Our Board declared and paid total annual dividends and dividend-equivalents of $0.40, $0.30, and $0.20 per common share in 2012, 2011 and 2010, respectively. In December 2012, we paid a semi-annual cash dividend of $0.20 per share. There can be no assurance that we will declare dividends in the future since the actual declaration of future dividends and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors.

Capital Expenditures

Capital expenditures for 2012 were $94.8 million, compared to $91.5 million in 2011 and $47.6 million in 2010. Our capital expenditures are primarily for information systems, computer hardware and improvements to leased office space. Included in the $94.8 million of capital expenditures for 2012 is $12.3 million of capital expenditures made by a joint-venture entity that we are required to consolidate under U.S. GAAP. In 2012, we received $2.8 million of tenant improvement allowances, reimbursing us for capital expenditures we made related to leasehold improvements.

Business Acquisitions

In 2012, we paid $27.7 million for acquisitions consisting of $15.5 million for four new acquisitions and $12.2 million for contingent earn-out consideration for acquisitions completed in prior years. We also paid $143.7 million to satisfy deferred acquisition obligations, including $30.8 million for the 2011 King Sturge acquisition, and $111.1 million for the 2008 Staubach acquisition.

Terms for our acquisitions have typically included cash paid at closing with provisions for additional consideration and earn-outs subject to certain contract provisions and performance. Deferred business acquisition obligations totaled $213.4 million and $299.1 million on our consolidated balance sheet at December 31, 2012 and 2011, respectively. These obligations represent the current discounted values of payments to sellers of businesses for which our acquisition has closed as of the balance sheet date and for which the only remaining condition on those payments is the passage of time. At December 31, 2012, we had the potential to make earn-out payments on 14 acquisitions that are subject to the achievement of certain performance conditions. The maximum amount of the potential earn-out payments for these acquisitions was $42.2 million at December 31, 2012. We anticipate that the majority of these earn-outs will come due at various times over the next three years assuming the achievement of the applicable performance conditions.

Our 2007 acquisition of Indian real estate services company Trammell Crow Meghraj ("TCM") has provisions for a payment to be made in 2014 for the repurchase of the remaining shares exchanged in the merger. This payment will be based on future performance of these operations and accordingly is not quantifiable at this time. An estimate of this obligation based on the original value of shares exchanged is reflected on our balance sheet within the $19.5 million Minority shareholder redemption liability.

We are considering, and will continue to consider, acquisitions that we believe will strengthen our market position, increase our profitability and supplement our organic growth.

Repatriation of Foreign Earnings

Based on our historical experience and future business plans, we do not expect to repatriate our foreign source earnings to the United States. We believe that our policy of permanently investing earnings of foreign subsidiaries does not significantly impact our liquidity. As of December 31, 2012 and 2011, we had total cash and cash equivalents of $152.2 million and $184.5 million, respectively. Approximately $121.3 million and $158.5 million, respectively, of this cash and cash equivalents was held by our foreign subsidiaries.

Restricted Net Assets

We face regulatory restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. The net assets of these countries in aggregate totaled 3% of our net assets at both December 31, 2012 and 2011.

Contractual Obligations

We have obligations and commitments to make future payments under contracts in the normal course of business. The following table summarizes our minimum contractual obligations as of December 31, 2012 ($ in millions):

	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
1. Debt obligations	$ 469.8	25.8	—	169.0	275.0
2. Interest on debt obligations	130.6	15.1	29.5	25.5	60.5
3. Business acquisition obligations	222.7	107.8	73.4	41.5	—
4. Minority shareholder redemption liability	19.5	—	19.5	—	—
5. Lease obligations	591.7	121.3	201.9	140.4	128.1
6. Deferred compensation	20.3	1.8	8.5	5.8	4.2
7. Defined benefit plan obligations	84.4	7.1	15.3	16.0	46.0
8. Vendor and other purchase obligations	67.9	29.0	25.3	12.8	0.8
9. Unconsolidated joint ventures	—	—	—	—	—
Total	$1,606.9	307.9	373.4	411.0	514.6

1. Debt Obligations. As of December 31, 2012, we had $169.0 million of borrowings outstanding under our Facility and $25.8 million under local overdraft facilities. We had the ability to borrow up to $1.1 billion on the Facility that matures in June 2016. Additionally, we have the capacity to borrow up to an additional $45.3 million under local overdraft facilities. In November 2012, in an underwritten public offering, we issued $275.0 million of 4.4% Senior Notes due November 2022.

2. Interest on Debt Obligations. Our debt obligations incur interest charges at variable rates. For purposes of preparing an estimated projection of interest on debt obligations for this table, we have estimated our future interest payments based on our borrowing rates as of December 31, 2012 and assuming each of our debt obligations is held to maturity.

3. Business acquisition obligations. Our business acquisition obligations represent payments to sellers of businesses for acquisitions that were closed as of December 31, 2012, with the only condition on those payments being the passage of time. The $222.7 million total represents $213.4 million on a present value basis as reported in Deferred business acquisition obligations in our Consolidated Balance Sheet, and $9.3 million of imputed interest reducing the obligations to their present value.

The contractual obligation table above does not include possible contingent earn-out payments associated with our acquisitions. At December 31, 2012 we had the potential to make earn-out payments on 14 acquisitions that are subject to the achievement of certain performance conditions. The maximum amount of the potential earn-out payments was $42.2 million at December 31, 2012. We anticipate that the majority of these earn-out payments will come due at various times over the next three years assuming the achievement of the applicable performance conditions.

4. Minority shareholder redemption liability. We estimate that the 2014 payment to purchase the remaining interest in our Indian operations held by the selling shareholders of the Trammell Crow Meghraj business we acquired in 2007 will be $19.5 million. The purchase price of the remaining interest in our India subsidiary will be based on formulas and independent valuations, as a result of which we cannot definitively determine the amount of this future payment at this time.

5. Lease obligations. Our lease obligations primarily consist of operating leases of office space in various buildings for our own use and operating leases for equipment. The total of minimum rentals to be received in the future under noncancelable operating subleases as of December 31, 2012 was $45.7 million.

6. Deferred compensation. Deferred compensation obligations include payments under our long-term deferred compensation plans. The contractual obligation table above does not include a provision for certain long-term compensation plans for which we cannot reliably estimate the timing and amount of certain payments; we record these plans on our consolidated balance sheet as a long-term Deferred compensation liability based on their current fair value of $9.6 million.

7. Defined benefit plan obligations. The defined benefit plan obligations represent estimates of the expected benefits to be paid out by our defined benefit plans. These obligations will be funded from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments these obligations will be funded by the Company. We have historically funded pension costs as actuarially determined and as applicable laws and regulations require.

8. Vendor and other purchase obligations. Our other purchase obligations primarily relate to various information technology servicing agreements, telephone communications and other administrative support functions.

9. Unconsolidated joint ventures. We have made capital commitments to certain unconsolidated joint ventures that are entitled to call up to a maximum of $143.0 million as of December 31, 2012. We are not able to predict if, when, or in what amounts such capital calls will be made, and therefore we exclude such commitments from the above table. However, in relation to this activity, we made capital contributions and advances to investments in real estate ventures of $106.3 million, $71.0 million and $33.9 million in 2012, 2011 and 2010, respectively, and we anticipate that our net co-investment funding for 2013 will be between $40 and $50 million (planned co-investment less return of capital from liquidated co-investments).

In the Notes to Consolidated Financial Statements, see Note 9, Debt, for additional information on long-term debt obligations, see Note 10, Leases, for additional information on lease obligations, see Note 7, Retirement Plans, for additional information on defined benefit plan obligations, and see Note 5, Investments in Real Estate Ventures, for additional information on our unconsolidated joint ventures.

Off-Balance Sheet Arrangements

We have unfunded capital commitments to (1) LIC I and LIC II, which are unconsolidated joint ventures that serve as vehicles for our co-investment activity, and (2) directly to funds for future fundings of co-investments in underlying funds totaling a maximum of $211.3 million as of December 31, 2012. See our discussion of unfunded commitments in Note 5, Investments in Real Estate Ventures, of the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information regarding market risk is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Market Risks" and is incorporated by reference herein.

Disclosure of Limitations

As the information presented above includes only those exposures that exist as of December 31, 2012, it does not consider those exposures or positions that could arise after that date. The information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate and foreign currency fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time and interest and foreign currency rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements **Page**

JONES LANG LASALLE INCORPORATED CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm, KPMG LLP, on Consolidated Financial Statements	96
Report of Independent Registered Public Accounting Firm, KPMG LLP, on Internal Control Over Financial Reporting	97
Consolidated Balance Sheets as of December 31, 2012 and 2011	98
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	99
Consolidated Statements of Equity for the Years Ended December 31, 2012, 2011 and 2010	100
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	101
Notes to Consolidated Financial Statements	102
Quarterly Results of Operations (Unaudited)	134

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jones Lang LaSalle Incorporated:

We have audited the accompanying consolidated balance sheets of Jones Lang LaSalle Incorporated and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jones Lang LaSalle Incorporated and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Jones Lang LaSalle Incorporated:

We have audited Jones Lang LaSalle Incorporated and subsidiaries (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jones Lang LaSalle Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
February 26, 2013

JONES LANG LASALLE INCORPORATED
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012 and 2011

($ IN THOUSANDS, EXCEPT SHARE DATA)	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 152,159	184,454
Trade receivables, net of allowances of $19,526 and $20,595	996,681	907,772
Notes and other receivables	101,952	97,315
Warehouse receivables	144,257	—
Prepaid expenses	53,165	45,274
Deferred tax assets, net	50,831	53,553
Other	16,484	12,516
Total current assets	1,515,529	1,300,884
Property and equipment, net of accumulated depreciation of $339,885 and $336,377	269,338	241,415
Goodwill, with indefinite useful lives	1,853,761	1,751,207
Identified intangibles, net of accumulated amortization of $110,348 and $99,801	45,932	52,590
Investments in real estate ventures, including $112,732 and $35,872 at fair value	268,107	224,854
Long-term receivables	58,881	54,840
Deferred tax assets, net	197,892	186,605
Other	142,059	120,241
Total assets	$4,351,499	3,932,636
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 497,817	436,045
Accrued compensation	685,718	655,658
Short-term borrowings	32,233	65,091
Deferred tax liabilities, net	10,113	6,044
Deferred income	76,152	58,974
Deferred business acquisition obligations	105,772	31,164
Warehouse facility	144,257	—
Other	109,909	95,641
Total current liabilities	1,661,971	1,348,617
Noncurrent liabilities:		
Credit facility	169,000	463,000
Long-term senior notes	275,000	—
Deferred tax liabilities, net	3,106	7,646
Deferred compensation	75,320	57,118
Pension liabilities	5,281	17,233
Deferred business acquisition obligations	107,661	267,896
Minority shareholder redemption liability	19,489	18,402
Other	75,415	58,344
Total liabilities	2,392,243	2,238,256
Commitments and contingencies	—	—
Company shareholders' equity:		
Common stock, $.01 par value per share, 100,000,000 shares authorized; 44,054,042 and 43,470,271 shares issued and outstanding	441	435
Additional paid-in capital	932,255	904,968
Retained earnings	1,017,128	827,297
Shares held in trust	(7,587)	(7,814)
Accumulated other comprehensive income (loss)	8,946	(33,757)
Total Company shareholders' equity	1,951,183	1,691,129
Noncontrolling interest	8,073	3,251
Total equity	1,959,256	1,694,380
Total liabilities and equity	$4,351,499	3,932,636

See accompanying notes to Consolidated Financial Statements.

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

($ IN THOUSANDS, EXCEPT SHARE DATA)	2012	2011	2010
Revenue	$ 3,932,830	3,584,544	2,925,613
Operating expenses:			
Compensation and benefits	2,546,965	2,330,520	1,899,181
Operating, administrative and other	972,231	863,860	687,815
Depreciation and amortization	78,810	82,832	71,573
Restructuring charges and acquisition charges	45,421	56,127	6,386
Total operating expenses	3,643,427	3,333,339	2,664,955
Operating income	289,403	251,205	260,658
Interest expense, net of interest income	(35,173)	(35,591)	(45,802)
Equity earnings (losses) from real estate ventures	23,857	6,385	(11,379)
Income before income taxes and noncontrolling interest	278,087	221,999	203,477
Provision for income taxes	69,244	56,387	49,038
Net income	208,843	165,612	154,439
Net income attributable to noncontrolling interest	793	1,228	537
Net income attributable to the Company	$ 208,050	164,384	153,902
Dividends on unvested common stock, net of tax	494	387	378
Net income available to common shareholders	$ 207,556	163,997	153,524
Basic earnings per common share	$ 4.73	3.80	3.63
Basic weighted average shares outstanding	43,848,737	43,170,383	42,295,526
Diluted earnings per common share	$ 4.63	3.70	3.48
Diluted weighted average shares outstanding	44,799,437	44,367,359	44,084,154
Other comprehensive income:			
Net income attributable to the Company	$ 208,050	164,384	153,902
Change in pension liabilities, net of tax	1,647	(16,156)	(2,097)
Foreign currency translation adjustments	41,056	(32,925)	19,397
Comprehensive income	$ 250,753	115,303	171,202

See accompanying notes to Consolidated Financial Statements.

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENTS OF EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

($ IN THOUSANDS, EXCEPT SHARE DATA)	Company Shareholders' Equity							
	Common Stock							
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Shares Held in Trust	Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balances at December 31, 2009	41,843,947	$418	854,227	531,456	(5,196)	(1,976)	3,685	$1,382,614
Net income	—	—	—	153,902	—	—	537	154,439
Shares issued under stock compensation programs	1,108,614	12	1,394	—	—	—	—	1,406
Shares repurchased for payment of taxes on stock awards	(292,562)	(3)	(19,445)	—	—	—	—	(19,448)
Tax adjustments due to vestings and exercises	—	—	5,804	—	—	—	—	5,804
Amortization of stock compensation	—	—	41,066	—	—	—	—	41,066
Shares held in trust	—	—	—	—	(1,067)	—	—	(1,067)
Dividends declared, $0.20 per share	—	—	—	(8,961)	—	—	—	(8,961)
Change in pension liabilities, net of tax	—	—	—	—	—	(2,097)	—	(2,097)
Decrease in amounts due to noncontrolling interest	—	—	—	—	—	—	(1,218)	(1,218)
Foreign currency translation adjustments	—	—	—	—	—	19,397	—	19,397
Balances at December 31, 2010	42,659,999	$427	883,046	676,397	(6,263)	15,324	3,004	$1,571,935
Net income	—	—	—	164,384	—	—	1,228	165,612
Shares issued under stock compensation programs	1,135,689	11	1,199	—	—	—	—	1,210
Shares repurchased for payment of taxes on stock awards	(325,417)	(3)	(30,231)	—	—	—	—	(30,234)
Tax adjustments due to vestings and exercises	—	—	17,999	—	—	—	—	17,999
Amortization of stock compensation	—	—	32,955	—	—	—	—	32,955
Shares held in trust	—	—	—	—	(1,551)	—	—	(1,551)
Dividends declared, $0.30 per share	—	—	—	(13,484)	—	—	—	(13,484)
Change in pension liabilities, net of tax	—	—	—	—	—	(16,156)	—	(16,156)
Decrease in amounts due to noncontrolling interest	—	—	—	—	—	—	(981)	(981)
Foreign currency translation adjustments	—	—	—	—	—	(32,925)	—	(32,925)
Balances at December 31, 2011	43,470,271	$435	904,968	827,297	(7,814)	(33,757)	3,251	$1,694,380
Net income	—	—	—	208,050	—	—	793	208,843
Shares issued under stock compensation programs	756,434	8	3,697	—	—	—	—	3,705
Shares repurchased for payment of taxes on stock awards	(172,663)	(2)	(11,654)	—	—	—	—	(11,656)
Tax adjustments due to vestings and exercises	—	—	3,323	—	—	—	—	3,323
Amortization of stock compensation	—	—	31,921	—	—	—	—	31,921
Shares held in trust	—	—	—	—	227	—	—	227
Dividends declared, $0.40 per share	—	—	—	(18,219)	—	—	—	(18,219)
Change in pension liabilities, net of tax	—	—	—	—	—	1,647	—	1,647
Increase in amounts due to noncontrolling interest	—	—	—	—	—	—	4,029	4,029
Foreign currency translation adjustments	—	—	—	—	—	41,056	—	41,056
Balances at December 31, 2012	44,054,042	$441	932,255	1,017,128	(7,587)	8,946	8,073	$1,959,256

See accompanying notes to Consolidated Financial Statements.

JONES LANG LASALLE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

($ IN THOUSANDS)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 208,843	165,612	154,439
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	78,810	82,832	71,573
Equity (earnings) losses from real estate ventures	(23,857)	(6,385)	11,379
Losses on investments and other assets	—	—	109
Operating distributions from real estate ventures	10,641	593	188
Provision for loss on receivables	6,586	10,273	7,081
Amortization of deferred compensation	32,276	34,002	41,230
Accretion of interest on deferred business acquisition obligations	17,744	19,503	24,408
Amortization of debt issuance costs	4,375	4,384	5,747
Change in:			
Receivables	(90,495)	(190,620)	(54,244)
Prepaid expenses and other assets	(33,986)	3,320	(24,868)
Deferred tax assets, net	(12,600)	(9,270)	5,457
Excess tax benefits from share-based payment arrangements	(3,323)	(17,999)	(5,804)
Accounts payable, accrued liabilities and accrued compensation	132,684	115,093	147,575
Net cash provided by operating activities	327,698	211,338	384,270
Cash flows used in investing activities:			
Net capital additions —property and equipment	(94,758)	(91,538)	(47,609)
Business acquisition payments, net of cash acquired	(27,706)	(251,787)	(24,250)
Investing activities —real estate ventures:			
Capital contributions and advances	(106,322)	(71,027)	(33,853)
Distributions and repayments of advances	77,534	25,036	14,836
Net cash used in investing activities	(151,252)	(389,316)	(90,876)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings under credit facilities	1,690,142	1,550,590	1,160,802
Repayments of borrowings under credit facilities	(2,017,000)	(1,248,700)	(1,133,000)
Issuance of senior notes, net	272,396	—	—
Payment of deferred business acquisition obligations	(143,768)	(164,216)	(105,798)
Debt issuance costs	(946)	(2,630)	(11,565)
Shares repurchased for payment of taxes on stock awards	(11,656)	(30,234)	(19,448)
Excess tax benefits from share-based payment arrangements	3,323	17,999	5,804
Common stock issued under stock option plan and stock purchase programs	3,705	1,210	1,406
Other loan proceeds	13,282	—	—
Payments of dividends	(18,219)	(13,484)	(8,961)
Net cash (used in) provided by financing activities	(208,741)	110,535	(110,760)
Net (decrease) increase in cash and cash equivalents	(32,295)	(67,443)	182,634
Cash and cash equivalents, January 1	184,454	251,897	69,263
Cash and cash equivalents, December 31	$ 152,159	184,454	251,897
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 15,480	9,940	17,250
Income taxes, net of refunds	75,930	65,588	39,099
Non-cash investing activities:			
Business acquisitions, contingent consideration	7,373	6,598	4,300
Non-cash financing activities:			
Deferred business acquisition obligations	$ 36,281	149,521	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) ORGANIZATION

Jones Lang LaSalle Incorporated ("Jones Lang LaSalle," which we may refer to as we, us, our, the Company or the Firm) was incorporated in 1997. We have over 200 corporate offices worldwide and operations in more than 1,000 locations in 70 countries. We have approximately 48,000 employees, including 28,300 employees whose costs are reimbursed by our clients. We provide comprehensive integrated real estate and investment management expertise on a local, regional and global level to owner, occupier and investor clients. We are an industry leader in property and corporate facility management services, with a portfolio of approximately 2.6 billion square feet worldwide. LaSalle Investment Management, a member of the Jones Lang LaSalle group, is one of the world's largest and most diversified real estate investment management firms, with approximately $47.0 billion of assets under management.

The broad range of real estate services we offer includes:

- Agency leasing
- Tenant representation
- Property management
- Facilities management / outsourcing
- Project and development management / construction
- Valuations
- Consulting
- Capital markets
- Investment management
- Real estate investment banking / merchant banking
- Corporate finance
- Hotel / hospitality advisory
- Energy and sustainability services
- Value recovery and receivership services
- Logistics and supply chain management

The following table shows the revenue for the major product categories into which we group these services for the years ended December 31, 2012, 2011 and 2010 ($ in millions):

	2012	2011	2010
Real Estate Services:			
Leasing	$1,277.8	1,189.1	999.9
Capital Markets & Hotels	512.9	459.6	306.9
Property & Facilities Management	1,012.3	864.4	715.4
Project & Development Services	486.2	441.5	337.4
Advisory, Consulting and Other	382.2	358.3	308.9
LaSalle Investment Management	261.4	271.6	257.1
Total revenue	$3,932.8	3,584.5	2,925.6

We offer these services locally, regionally and globally to real estate owners, occupiers, investors and developers for a variety of property types, including offices, hotels, industrial, retail, multi-family residential, healthcare facilities, critical environments and data centers, sports facilities, cultural institutions and transportation centers. Individual regions and markets focus on different property types, depending on local requirements and market conditions.

We work for a broad range of clients that represent a wide variety of industries and are based in markets throughout the world. Our clients vary greatly in size and include for-profit and not-for-profit entities of all kinds, public-private partnerships and governmental (public sector) entities. Increasingly, we are offering services to smaller middle-market companies that are looking to outsource real estate services. We provide real estate investment management services on a global basis for both public and private assets through our LaSalle Investment Management subsidiary. Our integrated global business model, industry-leading research capabilities, client relationship management focus, consistent worldwide service delivery and strong brand are attributes that enhance our services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Our Consolidated Financial Statements include the accounts of Jones Lang LaSalle and its majority-owned and controlled subsidiaries. We have eliminated all intercompany balances and transactions in our Consolidated Financial Statements. Investments in real estate ventures over which we exercise significant influence, but not control, are accounted for either under the equity method or at fair value.

When applying principles of consolidation, we begin with Accounting Standards Update (ASU) 2009-17, "Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," in determining whether an investee entity is a variable interest entity ("VIE") or a voting interest entity. ASU 2009-17 draws a distinction between voting interest entities, which are embodied by common and traditional corporate and partnership structures, and VIEs, broadly defined as entities for which control is achieved through means other than voting rights. For voting interest entities, the interest holder with control through majority ownership and majority vote consolidates. For VIEs, determination of the "primary beneficiary" drives the accounting. We identify the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (1) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (2) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. We perform this analysis on an ongoing basis. When we determine we are the primary beneficiary of a VIE, we consolidate our investment in the VIE; when we determine we are not the primary beneficiary of the VIE, we account for our investment in the VIE under the equity method or at fair value.

If an entity is not a VIE, but is a limited partnership or similar entity, we apply guidance from ASC Topic 810 related to investments in joint ventures, and consider rights held by limited partners which may preclude consolidation by a sole general partner. The assessment of limited partners' rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when an investor becomes the general partner, and reassessed if (1) there is a change to the terms or in the exercisability of the rights of the limited partners, (2) the general partner increases or decreases its ownership of limited partnership interests, or (3) there is an increase or decrease in the number of outstanding limited partnership interests.

Our determination of the appropriate accounting method for all other investments is based on the level of influence we have in the underlying entity. When we have an asset advisory contract with the real estate limited partnership, the combination of our limited partner interest and the advisory agreement provides us with significant influence over such real estate limited partnership. Accordingly, we account for such investments either under the equity method or at fair value. We eliminate transactions with such subsidiaries to the extent of our ownership in the related subsidiary. We carry other investments at cost.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of the revenue and expenses during the reporting periods. Such estimates include the value of purchase consideration, valuation of accounts receivable, goodwill, intangible assets, other long-lived assets, legal contingencies, assumptions used in the calculation of income taxes, incentive compensation, and retirement and other post-employment benefits, among others.

These estimates and assumptions are based on management's best estimate and judgment. We evaluated these estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Market factors, such as illiquid credit markets,

volatile equity markets and foreign currency fluctuations can increase the uncertainty in such estimates and assumptions. Because future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in economic environment will be reflected in the financial statements in future periods. Although actual amounts likely differ from such estimated amounts, we believe such differences are not likely to be material.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications have not been material and have not affected reported net income.

Revenue Recognition

We earn revenue from the following principal sources:

- **Transaction commissions;**
- **Advisory and management fees;**
- **Incentive fees**;
- **Project and development management fees; and**
- **Construction management fees**.

We recognize **transaction commissions** related to agency leasing services, capital markets services and tenant representation services as revenue when we provide the related service unless future contingencies exist. If future contingencies exist, we defer recognition of this revenue until the respective contingencies have been satisfied.

We recognize **advisory and management fees** related to property management services, valuation services, corporate property services, consulting services and investment management as income in the period in which we perform the related services.

We recognize **incentive fees** based on the performance of underlying funds' investments, contractual benchmarks and other contractual formulas.

We recognize **project and development management and construction management fees** by applying the percentage of completion method of accounting. We use the efforts expended method to determine the extent of progress towards completion for project and development management fees and costs incurred to total estimated costs for construction management fees.

Construction management fees, which are gross construction services revenue net of subcontract costs, were $8.1 million, $10.1 million and $9.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Gross construction services revenue totaled $132.3 million, $143.3 million and $165.9 million and subcontract costs totaled $124.2 million, $133.2 million and $156.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We include costs in excess of billings on uncompleted construction contracts of $7.9 million and $7.1 million in Trade receivables, and billings in excess of costs on uncompleted construction contracts of $5.2 million and $4.1 million in Deferred income, respectively, as of December 31, 2012 and 2011, respectively.

Gross and Net Accounting: We follow the guidance of ASC Topic 605-45, "Principal and Agent Considerations," when accounting for reimbursements received from clients. In certain of our businesses, primarily those involving management services, our clients reimburse us for expenses incurred on their behalf. We base the treatment of reimbursable expenses for financial reporting purposes upon the fee structure of the underlying contract. Accordingly, we report a contract that provides for fixed fees, fully inclusive of all personnel and other recoverable expenses incurred but not separately scheduled, on a gross basis. When

accounting on a gross basis, our reported revenues include the full billing to our client and our reported expenses include all costs associated with the client. Certain contractual arrangements in our project and development services, including fit-out business activities, and in facility management, tend to have characteristics that result in accounting on a gross basis. In Note 3, Business Segments, we identify vendor and subcontract costs on certain client assignments in property and facilities management, and project and development services ("gross contract costs"), and present separately their impact on both revenue and operating expense in our Real Estate Services ("RES") segments. We exclude these costs from revenue and operating expenses in determining "fee revenue" and "fee based operating expenses" in our segment presentation.

We account for a contract on a **net basis** when the fee structure is comprised of at least two distinct elements, namely (1) a fixed management fee and (2) a separate component that allows for scheduled reimbursable personnel costs or other expenses to be billed directly to the client. When accounting on a net basis, we include the fixed management fee in reported revenue and net the reimbursement against expenses. We base this accounting on the following factors, which define us as an agent rather than a principal:

- The property owner or client, with ultimate approval rights relating to the employment and compensation of on-site personnel, and bearing all of the economic costs of such personnel, is determined to be the primary obligor in the arrangement;
- Reimbursement to Jones Lang LaSalle is generally completed simultaneously with payment of payroll or soon thereafter;
- Because the property owner is contractually obligated to fund all operating costs of the property from existing cash flow or direct funding from its building operating account, Jones Lang LaSalle bears little or no credit risk; and
- Jones Lang LaSalle generally earns no margin in the reimbursement aspect of the arrangement, obtaining reimbursement only for actual costs incurred.

The majority of our service contracts are accounted for on a net basis. Such costs aggregated approximately $1.5 billion, $1.4 billion and $1.2 billion for the years ended December 31, 2012, 2011 and 2010, respectively. The presentation of expenses pursuant to these arrangements under either a gross or net basis has no impact on operating income, net income or cash flows.

Contracts accounted for on a gross basis resulted in certain costs reflected in revenue and operating expenses of $292.6 million, $210.5 million, and $139.8 million, for the years ended December 31, 2012, 2011 and 2010, respectively.

Certain of our management services which provide for fixed fees inclusive of personnel and other expenses incurred were accounted for on a net basis in 2011 and 2010. In 2011 and 2010, gross revenue and expenses for these management services would have added $56.1 million and $55.9 million, respectively.

Cash and Cash Equivalents

We consider all highly-liquid investments purchased with maturities of less than three months to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these investments.

Accounts Receivable

Pursuant to contractual arrangements, accounts receivable includes unbilled amounts of $229.7 million and $216.3 million at December 31, 2012 and 2011, respectively.

We estimate the allowance necessary to provide for uncollectible accounts receivable. The estimate includes specific accounts for which payment has become unlikely. We also base this estimate on historical experience combined with a careful review of current developments and a strong focus on credit quality. The process by

which we calculate the allowance begins in the individual business units where specific uncertain accounts are identified and reserved as part of an overall reserve that is formulaic and driven by the age profile of the receivables and our historical experience. We then review these allowances on a quarterly basis to ensure they are appropriate.

The following table details the changes in the allowance for uncollectible receivables for each of the three years ended December 31, 2012, 2011 and 2010 ($ in thousands).

	2012	2011	2010
Allowance at beginning of the year	$20,595	20,352	36,994
Charged to income	6,586	10,273	7,081
Write-off of uncollectible receivables	(7,858)	(10,901)	(22,610)
Reserves acquired from King Sturge	—	760	—
Impact of exchange rate movements and other	203	111	(1,113)
Allowance at end of the year	$19,526	20,595	20,352

Warehouse Receivables and Facilities

In the first quarter of 2011, we acquired certain assets of Atlanta-based Primary Capital™ Advisors. This acquisition expands our capital market service offerings and allows us to better meet our clients' needs through the origination, warehousing, sale and servicing of commercial mortgages as a Federal Home Loan Mortgage Corporation (Freddie Mac) Program Plus® Seller/Servicer. We originate mortgages based on contractual purchase commitments which are received from Freddie Mac prior to originating mortgages. Loans are generally funded by our warehouse facility at prevailing market rates. Loans are generally repaid within a one-month period when Freddie Mac buys the loans, while we retain the servicing rights. Upon surrender of control over the warehouse receivables, we account for the transfer as a sale.

We carry Warehouse receivables at the lower of cost or fair value based on the commitment price, in accordance with ASC Topic 948, Financial Services—Mortgage Banking. At December 31, 2012, all Warehouse receivables included in the accompanying consolidated balance sheets were under commitment to be purchased. The commitment price is equal to our cost.

Through June 30, 2012, we maintained an open-end warehouse facility with Kemps Landing Capital Company, LLC to fund Warehouse receivables. On January 6, 2012, the Federal Housing Finance Agency announced a termination of Freddie Mac's purchase commitment agreement with Kemps Landing effective June 30, 2012.

On July 1, 2012, we entered into an uncommitted warehouse facility with a third-party lender, with a maximum capacity of $85 million, to fund Warehouse receivables. This facility bears interest at LIBOR plus 2.5%. In November 2012 we amended the terms of the warehouse facility whereby the maximum capacity was increased to $150 million and can be further increased to $200 million upon establishment of a cash collateral account.

Mortgage Servicing Rights

We retain certain servicing rights in connection with the origination and sale of mortgage loans. We record mortgage servicing rights based on the fair value of these rights on the date the loans are sold. The recording of mortgage servicing rights at their fair value results in net gains, which we record as revenue in our consolidated statements of comprehensive income. At December 31, 2012 and 2011, we had $4.5 million and $1.4 million, respectively, of mortgage servicing rights carried at the lower of amortized cost or fair value in Identified intangibles on our consolidated balance sheets. We amortize servicing rights in proportion to and over the estimated period that net servicing income is projected to be received.

We evaluate the mortgage servicing assets for impairment on an annual basis, or more often if circumstances or events indicate a change in fair value. There have been no instances of impairment during all periods presented.

Mortgage servicing rights do not actively trade in an open market with readily available observable prices; therefore we determine the fair value of these rights based on certain assumptions and judgments that are Level 3 within the fair value hierarchy, including the estimation of the present value of future cash flows to be realized from servicing the underlying mortgages.

Property and Equipment

We record property and equipment at cost and depreciate these assets over their relevant useful lives. We capitalize certain direct costs relating to internal-use software development when incurred during the application development phase.

We review property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. We record an impairment loss to the extent that the carrying value exceeds the estimated fair value. We did not recognize an impairment loss related to property and equipment for the years ended December 31, 2012, 2011 or 2010.

We calculate depreciation and amortization on property and equipment for financial reporting purposes by using the straight-line method based on the estimated useful lives of our assets. Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $66.2 million, $62.6 million and $60.6 million, respectively. The following table shows the gross value of major asset categories at December 31, 2012 and 2011 as well as the standard depreciable life for each of these asset categories ($ in millions):

CATEGORY	2012	2011	DEPRECIABLE LIFE
Furniture, fixtures and equipment	$ 91.9	105.9	2 to 10 years
Computer equipment and software	332.0	314.1	1 to 10 years
Leasehold improvements	160.7	143.7	1 to 10 years
Automobiles and other	24.6	14.1	4 to 10 years
Total	609.2	577.8	
Total accumulated depreciation	(339.9)	(336.4)	
Net property and equipment	$ 269.3	241.4	

Business Combinations, Goodwill and Other Intangible Assets

We have historically grown, in part, through a series of acquisitions. Consistent with the services nature of the businesses we have acquired, two of the larger assets on our balance sheet are goodwill and intangible assets resulting from these acquisitions. These intangible assets are primarily management contracts and customer backlog that we acquired as part of these acquisitions and amortize over their estimated useful lives.

We do not amortize goodwill; instead, we evaluate goodwill for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We define our four reporting units as the three geographic regions of Real Estate Services ("RES"), Americas RES, EMEA RES and Asia Pacific RES, and Investment Management.

We have used qualitative factors per the provisions of ASU 2011-08, with respect to the performance of our annual impairment test of goodwill in 2012 and 2011, and determined that no indicators of impairment exist primarily because (1) our market capitalization has consistently exceeded our carrying value by a significant margin, (2) our overall financial performance has been solid in the face of mixed economic environments, and (3) forecasts of operating income and cash flows generated by our reporting units appear sufficient to support the carrying values of net assets of the reporting units.

In addition to our annual impairment evaluation, we evaluate whether events or circumstances have occurred in the period subsequent to our annual impairment testing that indicate it is more likely than not an impairment loss has occurred. For example, we updated the annual evaluation in the fourth quarter of 2012, noting that our market capitalization exceeded our carrying value by a significant margin as of December 31, 2012 and that our forecasts of EBITDA and cash flows to be generated by each of our reporting units appeared sufficient to support the carrying values of the net assets of each of our reporting units. As a result, we did not change our conclusion that goodwill is not impaired. However, it is possible our determination that goodwill for a reporting unit is not impaired could change in the future if current economic conditions deteriorate or remain difficult for an extended period of time. We will continue to monitor the relationship between the Company's market capitalization and carrying value, as well as the ability of our reporting units to deliver current and projected EBITDA and cash flows sufficient to support the carrying values of the net assets of their respective businesses.

We evaluate our Identified intangibles for impairment annually or if other events or circumstances indicate that the carrying value may be impaired.

See Note 4 for additional information on goodwill and other intangible assets.

Investments in Real Estate Ventures

We invest in certain real estate ventures that own and operate commercial real estate. Typically, these are co-investments in funds that our Investment Management business establishes in the ordinary course of business for its clients. These investments take the form of ownership interests generally ranging from less than 1% to 15% of the respective ventures; we typically account for these investments under the equity method. Starting in 2011, we elected the fair value option for certain of our investments. Pursuant to ASC Topic 825, this election is made on an investment-by-investment basis. We believe the fair value accounting method more accurately represents the value and performance of these investments. See "Principles of Consolidation" above for additional discussion of the accounting for our co-investments.

For real estate limited partnerships in which the Company is a general partner the entities are generally well-capitalized and grant the limited partners substantive rights, such as the right to replace the general partner without cause, to dissolve or liquidate the partnership, to approve the sale or refinancing of the principal partnership assets, or to approve the acquisition of principal partnership assets. We generally account for such general partner interests under the equity method.

For real estate limited partnerships in which the Company is a limited partner, the Company is a co-investment partner, and has concluded that it does not have a controlling interest in these limited partnerships. When we have an asset advisory contract with the real estate limited partnership, the combination of our limited partner interest and the advisory agreement provides us with significant influence over the real estate limited partnership venture. Accordingly, we account for such investments under the equity method or at fair value.

For investments in real estate ventures accounted for under the equity method, we maintain an investment account, that is (1) increased by contributions made and by our share of net income of the real estate ventures, and (2) decreased by distributions received and by our share of net losses of the real estate ventures. Our share of each real estate venture's net income or loss, including gains and losses from capital transactions, is reflected in our consolidated statements of comprehensive income as Equity in earnings (losses) from real estate ventures.

We review investments in real estate ventures accounted for under the equity method on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our investments in real estate ventures and whether our investments are other than temporarily impaired. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset. When the carrying amount of the real estate asset is in excess of the future undiscounted

cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. We then record the portion of the impairment loss related to our investment in the reporting period, within Equity earnings (losses) from real estate ventures on our consolidated statements of comprehensive income. Additionally, we consider a number of factors, including our share of co-investment cash flows and the fair value of our co-investments, in determining whether or not our investment is other than temporarily impaired.

For investments in real estate ventures for which the fair value option has been elected, we maintain an investment account that is increased or decreased each reporting period by the difference between the fair value of the investment and the carrying value at the balance sheet date. These fair value adjustments are reflected as gains or losses in our consolidated statements of comprehensive income within Equity in earnings (losses) from real estate ventures. For the years ended December 31, 2012 and 2011, fair value gains of $3.1 million and $0.6 million, respectively, were included in Equity in earnings (losses), and no fair adjustments were recognized in Equity in earnings (losses) in 2010. The fair value of the investment at the balance sheet date is determined using discounted cash flow models and other Level 3 inputs.

We report Equity in earnings (losses) from real estate ventures in the consolidated statements of comprehensive income after Operating income. However, for segment reporting we reflect Equity in earnings (losses) from real estate ventures within Revenue. See Note 3 for Equity in earnings (losses) reflected within segment revenue, as well as discussion of how the Chief Operating Decision Maker (as defined in Note 3) measures segment results with Equity in earnings (losses) included in segment revenue.

See Note 5 for additional information on investments in real estate ventures.

Stock-Based Compensation

Stock-based compensation in the form of restricted stock units is a significant element of our compensation programs. We determine the fair value of restricted stock units based on the market price of the Company's common stock on the grant date and amortized it on a straight-line basis over the associated vesting period for each separately vesting portion of an award. We reduce stock-based compensation expense for estimated forfeitures each period and adjust expense accordingly upon vesting or actual forfeitures.

We also have a "noncompensatory" Stock Purchase Plan ("ESPP") for U.S. employees and a Jones Lang LaSalle Savings Related Share Option Plan ("Save As You Earn" or "SAYE") for U.K. and Irish employees. The fair value of options granted under the SAYE plan are determined on the grant date and amortized over the associated vesting period.

See Note 6 for additional information on our stock compensation plans.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

An increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes a change in our judgment about expected future tax consequences of events, would be included in the tax provision when the changes in circumstances and our judgment occurs. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is established if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the

valuation allowance that results from a change in circumstances, and that causes a change in our judgment about the ability to realize the related deferred tax asset, would be included in the tax provision when the changes in circumstances and our judgment occurs.

See Note 8 for additional information on income taxes.

Self-Insurance Programs

In our Americas business we have retained certain risks regarding health insurance and workers' compensation rather than purchase third-party insurance. Estimating our exposure to such risks involves subjective judgments about future developments. We supplement our traditional global insurance program by the use of a captive insurance company to provide professional indemnity and employment practices insurance on a "claims made" basis. Professional indemnity claims can be complex and take a number of years to resolve, making it difficult to estimate the ultimate cost of these claims.

- Health Insurance—We self-insure our health benefits for all U.S.-based employees, although we purchase stop loss coverage on an annual basis to limit our exposure. We self-insure because we believe that, on the basis of our historic claims experience, the demographics of our workforce and trends in the health insurance industry, we incur reduced expense by self-insuring our health benefits as opposed to purchasing health insurance through a third party. We estimate our likely full-year cost at the beginning of the year and expense this cost on a straight-line basis throughout the year. In the fourth quarter, we estimate the required reserve for unpaid health costs we would need at year-end. Given the nature of medical claims, it may take up to 24 months for claims to be processed and recorded. The accrual balance for the 2012 program was $10.2 million at December 31, 2012, and the accrual balance for the 2011 program was $11.5 million at December 31, 2011.
- Workers' Compensation Insurance— We are self-insured for workers' compensation insurance claims because our workforce has historically experienced fewer claims than is normal for our industry. We purchase stop loss coverage to limit our exposure to large, individual claims. We accrue workers' compensation expense based on the applicable state's rate and job classifications. On an annual basis in the third quarter, we engage in a comprehensive analysis to develop a range of potential exposure, and considering actual experience, we reserve within that range. We accrue the estimated adjustment to income for the differences between this estimate and our reserve. There were no material adjustments recorded for the year ended December 31, 2012, and the adjustments taken to income for the years ended December 31, 2011 and 2010 were credits of $4.8 million and $5.0 million, respectively. Our accruals for worker compensation insurance claims, which can relate to multiple years, were $20.7 million and $17.5 million at December 31, 2012 and 2011, respectively.
- Captive Insurance Company—In order to better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance coverage for certain types of claims by using a wholly-owned captive insurance company. The level of risk retained by our captive insurance company, with respect to professional indemnity claims, is up to $2.5 million per claim. The accruals for professional indemnity claims facilitated through our captive insurance company which relate to multiple years were $1.6 million and $1.0 million as of December 31, 2012 and 2011, respectively.
- Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims. When a potential loss event occurs, management estimates the ultimate cost of the claims and accrues the related cost when probable and estimable.

Fair Value of Financial Instruments

Fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering

market participant assumptions in fair value measurements, FASB guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy):

- Level 1. Observable inputs such as quoted prices in active markets;
- Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Our financial instruments include Cash and cash equivalents, Trade receivables, Accounts payable, Warehouse receivables, Short-term borrowings, Warehouse facility, Credit facility, Long-term senior notes and foreign currency exchange contracts. The estimated fair value of Cash and cash equivalents, Trade receivables, Notes and other receivables and Accounts payables approximates their carrying amounts due to the short maturity of these instruments. The estimated fair value of our revolving credit facility and short-term borrowings approximates their carrying value due to their variable interest rate terms.

We carry Warehouse receivables at the lower of cost or fair value based on the commitment price, in accordance with ASC Topic 948, Financial Services—Mortgage Banking. The fair values of our Warehouse receivables and Warehouse facility are based on the committed purchased price. At December 31, 2012, all of the Warehouse receivables were under commitment to be purchased by Freddie Mac. The valuation inputs for these assets and liabilities are Level 2 inputs in the fair value hierarchy as they are readily observable. See, Warehouse Receivables and Facilities above in Note 2.

We estimate that the fair value of our Long-term senior notes, issued in the fourth quarter of 2012, is $280.5 million at December 31, 2012 using dealer quotes that are Level 2 inputs in the fair value hierarchy. Their actual carrying value was $275.0 million at December 31, 2012.

We regularly use foreign currency forward contracts to manage our currency exchange rate risk related to intercompany lending and cash management practices. We determined the fair value of these contracts based on current market rates. The inputs for this valuation are Level 2 inputs in the fair value hierarchy. At December 31, 2012, we had forward exchange contracts in effect recorded as a current asset of $4.4 million and a current liability of $10.1 million. At December 31, 2011, we had forward exchange contracts in effect recorded as a current asset of $4.2 million and a current liability of $5.6 million.

We maintain a deferred compensation plan for certain of our U.S. employees that allows them to defer portions of their compensation. We invest directly in insurance contracts which yield returns to fund these deferred compensation obligations. We recognize an asset for the amount that could be realized under these insurance contracts at the balance sheet date and the deferred compensation obligation is adjusted to reflect the changes in the fair value of the amount owed to the employees. The inputs for this valuation are Level 2 inputs in the fair value hierarchy. This plan is recorded on our consolidated balance sheet at December 31, 2012 as Other long-term assets of $60.5 million, as a long-term liability in Deferred compensation of $62.1 million, and as a component of equity, Shares held in trust of ($7.6 million). At December 31, 2011 this plan was recorded as Other long-term assets of $39.1 million, as a long-term liability in Deferred compensation of $46.7 million, and as a component of equity, Shares held in trust of ($7.8 million).

Starting in 2011, we have elected the fair value option for certain investments in real estate ventures. At December 31, 2012 and 2011, we had $112.7 million and $35.9 million, respectively, of investments that were accounted for under the fair value method. For these fair value investments in real estate ventures we increase or decrease our investment each reporting period by the change in the fair value of these investments. These fair value adjustments are reflected as gains or losses in our consolidated statements of comprehensive income within

Equity in earnings (losses) from real estate ventures. We determine the fair value of these investments based on discounted cash flow models and other Level 3 assumptions that reflect our outlook for the commercial real estate market relative to these real estate assets. See Note 5, Investments in Real Estate Ventures.

We review our investments in real estate ventures accounted for under the equity method on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our investments in real estate ventures and whether our investment in these co-investments is other than temporarily impaired. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment. Our determination of fair value is based on a discounted cash flow approach using primarily Level 3 inputs. See Note 5, Investments in Real Estate Ventures.

There were no transfers between Level 1 and Level 2 valuations during the years ended December 31, 2012, 2011 or 2010.

Derivatives and Hedging Activities

As a Firm, we do not enter into derivative financial instruments for trading or speculative purposes. However, in the normal course of business we do use derivative financial instruments in the form of forward foreign currency exchange contracts to manage selected foreign currency risks. At December 31, 2012, we had forward exchange contracts in effect with a gross notional value of $1.95 billion ($886.6 million on a net basis) with a net fair value loss of $5.7 million. At December 31, 2011, we had forward exchange contracts in effect with a gross notional value of $1.67 billion ($758.2 million on a net basis) with a net fair value loss of $1.4 million.

We currently do not use hedge accounting for these contracts, which are marked-to-market each period with changes in unrealized gains or losses recognized in earnings and offset by foreign currency gains and losses on associated intercompany loans. We include the gains and losses on these forward foreign currency exchange contracts as a component of our overall net foreign currency gains and losses that are included in Operating, administrative and other expense.

We have considered the counterparty credit risk related to these forward foreign currency exchange contracts and do not deem any counterparty credit risk to be material at December 31, 2012.

Foreign Currency Translation

We prepare the financial statements of our subsidiaries located outside the United States using local currency as the functional currency. The assets and liabilities of these subsidiaries are translated to U.S. dollars at the rates of exchange at the balance sheet date with the resulting translation adjustments included in a separate component of equity (Other comprehensive income (loss)) and in the consolidated statements of comprehensive income (Other comprehensive income—foreign currency translation adjustments). The $8.9 million of Accumulated other comprehensive income on our consolidated balance sheet at December 31, 2012, consists of $54.4 million of net foreign currency translation gains and $45.5 million of unrecognized losses on pension plans recorded net of tax. The $33.8 million of Accumulated other comprehensive loss on our consolidated balance sheet at December 31, 2011, consists of $13.4 million of net foreign currency translation gains and $47.2 million of unrecognized losses on pension plans recorded net of tax.

Income and expenses are translated at the average monthly rates of exchange. We include gains and losses from foreign currency transactions in net earnings as a component of Operating, administrative and other expense. Net foreign currency losses were $4.3 million, $1.6 million, and $4.1 million for the years ending December 31, 2012, 2011 and 2010, respectively.

The effects of foreign currency translation on cash and cash equivalents are reflected in cash flows from operating activities on the consolidated statements of cash flows.

Cash Held for Others

We manage significant amounts of cash and cash equivalents in our role as agent for our investment and property management clients. We do not include such amounts in our consolidated balance sheets.

Taxes Collected from Clients and Remitted to Governmental Authorities

We account for tax assessed by a governmental authority that is based on a revenue or transaction value (i.e., sales, use, and value added taxes) on a net basis, excluded from revenue, and recorded as current liabilities until paid.

Commitments and Contingencies

We are subject to various claims and contingencies related to lawsuits and taxes as well as commitments under contractual obligations. Many of these claims are covered under our current insurance programs, subject to deductibles. We recognize the liability associated with a loss contingency when a loss is probable and estimable. Our contractual obligations generally relate to the provision of services by us in the normal course of our business.

See Note 12 for additional information on commitments and contingencies.

Earnings Per Share; Net Income Available to Common Shareholders

The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding represents the dilutive impact of our common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options whose exercise price was less than the average market price of our stock during these periods.

We calculate net income available to common shareholders by subtracting dividend-equivalents paid on outstanding but unvested shares of restricted stock units, net of tax, from net income attributable to the Company.

The following table details the calculations of basic and diluted earnings per common share ($ in thousands, except share and per share data) for each of the three years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Net income attributable to the Company	$ 208,050	164,384	153,902
Dividends on unvested common stock, net of tax	494	387	378
Net income available to common shareholders	$ 207,556	163,997	153,524
Basic income per common share before dividends on unvested common stock	4.74	3.81	3.64
Dividends on unvested common stock, net of tax	(0.01)	(0.01)	(0.01)
Basic earnings per common share	$ 4.73	3.80	3.63
Basic weighted average shares outstanding	43,848,737	43,170,383	42,295,526
Dilutive impact of common stock equivalents:			
Outstanding stock options	3,926	10,474	28,160
Unvested stock compensation programs	946,774	1,186,502	1,760,468
Diluted weighted average shares outstanding	44,799,437	44,367,359	44,084,154
Diluted income per common share before dividends on unvested common stock	$ 4.64	3.71	3.49
Dividends on unvested common stock, net of tax	(0.01)	(0.01)	(0.01)
Diluted earnings per common share	$ 4.63	3.70	3.48

New Accounting Standards

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity and requires an entity to present the components of net income and other comprehensive income either in a single continuous statement or in two consecutive statements. To meet the requirements of ASU 2011-05, we have presented other comprehensive income and its components in our consolidated statements of comprehensive income.

In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income by the respective line item in net income. To meet this requirement, an entity shall provide such information together, in one location, either on the face of the statement of comprehensive income or as a separate disclosure in the notes to the financial statements. Upon adoption, we will be required to apply these requirements for all periods presented, including interim reporting periods, beginning January 1, 2013.

(3) BUSINESS SEGMENTS

We manage and report our operations as four business segments:

The three geographic regions of Real Estate Services ("RES"):

(1) **Americas,**

(2) **Europe, Middle East and Africa ("EMEA"),**

(3) **Asia Pacific;**

and

(4) **Investment Management, which offers investment management services on a global basis.**

Each geographic region offers the full range of our Real Estate Services including agency leasing and tenant representation, capital markets and hotels, property management, facilities management, project and development management, energy management and sustainability, construction management, and advisory, consulting and valuation services.

The Investment Management segment provides investment management services to institutional investors and high-net-worth individuals.

Operating income represents total revenue less direct and indirect allocable expenses. We allocate all expenses, other than interest and income taxes, as nearly all expenses incurred benefit one or more of the segments. Allocated expenses primarily consist of corporate global overhead. We allocate these corporate global overhead expenses to the business segments based on the budgeted operating expenses of each segment.

For segment reporting, we show revenue net of gross contract costs in our RES segments. Excluding these costs from revenue and expenses in a "net" presentation of "fee revenue" and "fee-based operating expense" more accurately reflects how we manage our expense base and operating margins. See Revenue Recognition in Note 2 for additional information on our gross and net accounting. For segment reporting we also show equity earnings (losses) from real estate ventures within our revenue line, since it is an integral part of our Investment Management segment.

Our measure of segment operating results excludes restructuring charges. The Chief Operating Decision Maker of Jones Lang LaSalle measures the segment results with equity in earnings (losses) from real estate ventures, and without restructuring charges. We define the Chief Operating Decision Maker collectively as our Global Executive Committee, which is comprised of our Global Chief Executive Officer, Global Chief Operating and Financial Officer and the Chief Executive Officers of each of our reporting segments.

Summarized financial information by business segment for 2012, 2011 and 2010 are as follows ($ in thousands):

	2012	2011	2010
Real Estate Services			
Americas			
Segment revenue:			
Revenue	$1,746,708	1,522,607	1,261,178
Equity in (losses) earnings	(3)	2,682	310
Total segment revenue	1,746,705	1,525,289	1,261,488
Gross contract costs	(84,425)	(20,882)	(4,400)
Total segment fee revenue	1,662,280	1,504,407	1,257,088
Operating expenses:			
Compensation, operating and administrative expenses	1,536,211	1,324,115	1,077,556
Depreciation and amortization	42,333	38,502	35,594
Total segment operating expenses	1,578,544	1,362,617	1,113,150
Gross contract costs	(84,425)	(20,882)	(4,400)
Total fee-based segment operating expenses	1,494,119	1,341,735	1,108,750
Operating income	$ 168,161	162,672	148,338

Continued: Summarized financial information by business segment for 2012, 2011 and 2010 are as follows ($ in thousands):

	2012	2011	2010
Real Estate Services			
EMEA			
Segment revenue:			
Revenue	$1,049,226	974,014	728,838
Equity in losses	(310)	(304)	(66)
Total segment revenue	1,048,916	973,710	728,772
Gross contract costs	(113,321)	(85,692)	(51,577)
Total segment fee revenue	935,595	888,018	677,195
Operating expenses:			
Compensation, operating and administrative expenses	974,022	916,412	690,427
Depreciation and amortization	21,644	29,378	18,778
Total segment operating expenses	995,666	945,790	709,205
Gross contract costs	(113,321)	(85,692)	(51,577)
Total fee-based segment operating expenses	882,345	860,098	657,628
Operating income	$ 53,250	27,920	19,567
Asia Pacific			
Segment revenue:			
Revenue	$ 875,476	816,301	678,452
Equity in earnings	150	178	55
Total segment revenue	875,626	816,479	678,507
Gross contract costs	(94,816)	(103,892)	(83,850)
Total segment fee revenue	780,810	712,587	594,657

	2012	2011	2010
Operating expenses:			
Compensation, operating and administrative expenses	797,396	738,107	616,101
Depreciation and amortization	12,886	12,203	13,010
Total segment operating expenses	810,282	750,310	629,111
Gross contract costs	(94,816)	(103,892)	(83,850)
Total fee-based segment operating expenses	715,466	646,418	545,261
Operating income	$ 65,344	66,169	49,396
Investment Management			
Segment revenue:			
Revenue	$ 261,420	271,622	257,145
Equity in earnings (losses)	24,020	3,829	(11,678)
Total segment revenue	285,440	275,451	245,467
Operating expenses:			
Compensation, operating and administrative expenses	211,567	215,745	202,912
Depreciation and amortization	1,947	2,750	4,191
Total segment operating expenses	213,514	218,495	207,103
Operating income	$ 71,926	56,956	38,364
Segment Reconciling Items:			
Total segment revenue	$3,956,687	3,590,929	2,914,234
Reclassification of equity in earnings (losses)	23,857	6,385	(11,379)
Total revenue	3,932,830	3,584,544	2,925,613
Total segment operating expenses before restructuring charges	3,598,006	3,277,212	2,658,569
Restructuring charges	45,421	56,127	6,386
Operating income	$ 289,403	251,205	260,658

Identifiable assets by segment are those assets that are used by or are a result of each segment's business. Corporate assets are principally cash and cash equivalents, office furniture and computer hardware and software. The following table reconciles segment identifiable assets to consolidated assets and segment investments in real estate ventures to consolidated investments in real estate ventures ($ in thousands).

	2012		2011	
	IDENTIFIABLE ASSETS	INVESTMENTS IN REAL ESTATE VENTURES	IDENTIFIABLE ASSETS	INVESTMENTS IN REAL ESTATE VENTURES
Real Estate Services:				
Americas	$1,928,430	3,656	$1,688,400	3,774
EMEA	1,212,640	3,001	1,190,428	1,800
Asia Pacific	691,187	2,300	604,837	1,496
Investment Management	430,865	259,150	352,225	217,784
Corporate	88,377	—	96,746	—
Consolidated	$4,351,499	268,107	$3,932,636	224,854

The following table reconciles segment property and equipment expenditures to consolidated property and equipment expenditures ($ in thousands).

	2012	2011	2010
Real Estate Services:			
Americas	$42,588	33,437	15,795
EMEA	21,574	20,476	11,431
Asia Pacific	9,120	18,763	11,549
Investment Management	3,660	3,348	1,961
Corporate	18,549	16,144	7,730
Total Capital Expenditures	95,491	92,168	48,466
Less proceeds on dispositions	(733)	(630)	(857)
Net Capital Expenditures	$94,758	91,538	47,609

The following table sets forth the 2012 revenue and assets from our most significant currencies ($ in thousands).

	TOTAL REVENUE	TOTAL ASSETS
United States dollar	$1,754,064	2,469,853
British pound	516,135	684,546
Euro	482,729	421,426
Australian dollar	277,181	179,096
Japanese yen	139,858	41,187
Hong Kong dollar	98,043	93,312
Singapore dollar	93,987	74,461
Other currencies	570,833	387,618
	$3,932,830	4,351,499

We face restrictions in certain countries that limit or prevent the transfer of funds to other countries or the exchange of the local currency to other currencies. The assets of these countries total 5% of our total assets at December 31, 2012 and 2011.

(4) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

2012 Business Combinations Activity

In 2012, we paid $27.7 million for acquisitions consisting of $15.5 million for four new acquisitions and $12.2 million for contingent earn-out consideration for acquisitions completed in prior years. We also paid $143.8 million to satisfy deferred acquisition obligations, including (1) $30.8 million for the 2011 King Sturge acquisition, and (2) $111.1 million for the 2008 Staubach acquisition. The Staubach payment also included $3.9 million that we recorded as compensation expense for a total payment of $115.0 million, representing an acceleration of the majority of the $156.0 million deferred acquisition payment previously scheduled to be paid in August 2013.

In 2012, we completed four new acquisitions: (1) MPS, an Australian tenant advisory firm, (2) 360 Commercial Partners, an Orange County, California based real estate services firm that specializes in industrial sales and leasing, (3) Credo Real Estate, a Singapore-based real estate advisory firm specializing in collective and residential sales, valuations, auctions, research and consultancy, and (4) The Apartment Group Ltd., a multifamily brokerage firm in Dallas, Texas.

Terms of these acquisitions included (1) cash paid at closing, net of cash acquired, of $15.5 million, (2) consideration subject only to the passage of time recorded as Deferred business acquisition obligations at a

current fair value of $5.6 million, and (3) additional consideration subject to earn-out provisions that will be paid only if certain conditions are achieved, recorded as current and long-term liabilities, at their estimated fair value of $7.4 million. These acquisitions resulted in goodwill of $29.0 million and identifiable intangibles of $1.8 million.

During the six months ended June 30, 2012, we finalized the purchase price allocation of the net assets acquired in the 2011 King Sturge acquisition, resulting in $3.5 million of additional goodwill.

In the fourth quarter of 2012, we increased goodwill by $30.7 million for the final earn-out payment for the 2008 Staubach acquisition. We anticipate making this payment in first quarter of 2013.

2011 Business Combinations Activity

In 2011, we paid $251.8 million in total for (1) nine new acquisitions, (2) contingent earn-out consideration for acquisitions completed in prior years, and (3) an increase in ownership in our Indian operation from 80% to 90%. We also paid $164.2 million to satisfy deferred business acquisition obligations, including $150.0 million related to the 2008 Staubach acquisition and $10.7 million related to the 2006 Spaulding and Slye acquisition.

In the first quarter of 2011, we completed two acquisitions in the Americas and one acquisition in EMEA. In the United States, we acquired Keystone Partners, a North Carolina-based integrated real estate services firm whose services include agency leasing, investment sales, project management, tenant representation, consulting and property management. We also acquired certain assets of Atlanta-based Primary Capital™ Advisors, which gives us the ability to operate as a Freddie Mac Program Plus® Seller/Servicer and allows us to originate, sell and service commercial mortgages. In Switzerland, we acquired a Zurich-based business that focuses on capital market transactions and valuations and serves many of our existing clients.

In the second quarter of 2011, we completed two acquisitions in EMEA and we increased the ownership of our Indian operation from 80% to 90%. In April, we completed the acquisition of Bradford McCormack & Associates, one of South Africa's leading corporate property service providers, increasing our capabilities across service lines in South Africa and neighboring countries. Effective May 31, 2011, we completed the acquisition of United Kingdom-based international property consultancy King Sturge. The King Sturge acquisition greatly enhances the strength and depth of our service capabilities and added approximately 1,400 employees in the United Kingdom and across Europe.

In the third quarter of 2011, we completed two acquisitions. In August 2011, our Investment Management segment acquired Trinity Funds Management, an Australian property fund management business based in Brisbane, Australia, with approximately $690 million of assets under management. Also in August, we acquired Procon, an Indonesian real estate services firm. The combination of Procon's operations with our Indonesian operations creates the largest real estate services company in Indonesia, with over 300 employees and offices in Jakarta, Bali and Surabaya.

In the fourth quarter of 2011, we completed the acquisitions of Pacific Real Estate Partners ("PREP") and DST International Property Services ("DST"). The PREP acquisition increases significantly our market presence in the U.S. Pacific Northwest, particularly in capital markets, agency leasing and tenant representation. In Singapore we acquired DST, an agency specializing in the sale of properties in London, with extensive experience in selling international properties in the U.S., Australia and U.K.

Terms for the acquisitions completed in 2011 included (1) cash paid at closing of approximately $239.7 million, (2) consideration subject only to the passage of time, which we recorded as deferred business acquisition obligations on our consolidated balance sheet at a current fair value of $149.5 million, and (3) additional consideration subject to earn-out provisions that will be paid only if certain financial performance conditions are achieved, which we recorded in other short-term and long-term liabilities at their current estimated fair value of $6.6 million.

We determined the fair value of deferred payments in the King Sturge acquisition based on a discount rate of 3.75%, an estimate of our borrowing rate over the five year deferred payment period.

The King Sturge acquisition resulted in $268.4 million of goodwill, including a final $3.5 million adjustment recorded in 2012, and $32.2 million of identifiable intangible assets, primarily the King Sturge trade name, customer relationships and acquired backlog that we anticipate we will amortize over periods ranging from seven months to ten years, with a weighted average life of six years.

The following table shows total consideration for acquisition activity completed in 2012 and 2011 and the allocation of this consideration ($ in thousands):

	2012	2011
Cash paid for new acquisitions	$15,455	239,657
Cash paid for earn-outs on acquisitions completed in prior years	12,251	12,130
Deferred acquisition obligations (including Staubach earn-out accrual)	36,281	149,521
Earn-out liabilities	7,373	6,598
Total consideration	$71,360	407,906
Goodwill	$75,876	327,651
Identifiable intangibles	1,764	46,121
Reduction in minority shareholder redemption liability	—	17,058
Assets acquired, including adjustments to provisional balances	(6,280)	17,076
Allocation of consideration	$71,360	407,906

Earn-out Payments

At December 31, 2012, we had the potential to make earn-out payments on 14 acquisitions that are subject to the achievement of certain performance conditions. The maximum amount of the potential earn-out payments for these acquisitions was $42.2 million at December 31, 2012. Assuming the achievement of the applicable performance conditions, we anticipate that most of these earn-out payments will come due over the next three years.

Approximately $19.6 million of these potential earn-out payments are the result of acquisitions completed prior to the adoption of the fair value requirements for contingent consideration under ASC Topic 805, "Business Combinations," and thus will be recorded as additional purchase consideration if and when these contingencies are met. Changes in the estimated fair value of the remaining $22.6 million of potential earn-out payments will result in increases or decreases in Operating, administration and other expenses in our consolidated statements of comprehensive income. The fair value of these contingent payments is based on discounted cash flow models that reflect our projections of operating results of each respective acquisition and are based on Level 3 inputs in the fair value hierarchy.

Goodwill and Other Intangible Assets

We have $1.9 billion of unamortized goodwill and identifiable intangibles as of December 31, 2012. A significant portion of these unamortized intangibles and goodwill are denominated in currencies other than U.S. dollars, which means that a portion of the movements in the reported carrying value of these balances is attributable to movements in foreign currency exchange rates. The tables below detail the foreign exchange impact on our intangible and goodwill balances. Included in the $1.9 billion of unamortized intangibles and goodwill are: (1) goodwill of $1.85 billion with indefinite useful lives which is not amortized, (2) identifiable intangibles of $37.0 million that will be amortized over their remaining finite useful lives, and (3) $8.9 million of identifiable intangibles with indefinite useful lives which is not amortized.

The following table details, by reporting segment, the movements in goodwill with indefinite useful lives ($ in thousands):

	REAL ESTATE SERVICES				
	AMERICAS	EMEA	ASIA PACIFIC	INVESTMENT MANAGEMENT	CONSOLIDATED
Balance as of January 1, 2011	$897,299	336,099	193,142	18,168	1,444,708
Additions, net of adjustments	25,368	276,750	24,872	661	327,651
Impact of exchange rate movements	(366)	(20,215)	(580)	9	(21,152)
Balance as of December 31, 2011	$922,301	592,634	217,434	18,838	1,751,207
Additions, net of adjustments	42,784	9,143	23,949	—	75,876
Impact of exchange rate movements	(110)	23,334	2,872	582	26,678
Balance as of December 31, 2012	$964,975	625,111	244,255	19,420	1,853,761

We anticipate being able to amortize and deduct for tax purposes $13.8 million and $306.6 million of the additions to goodwill in 2012 and 2011, respectively.

The following table details, by reporting segment, the movements in the gross carrying amount and accumulated amortization of our identifiable intangibles ($ in thousands):

	REAL ESTATE SERVICES				
Gross Carrying Amount	AMERICAS	EMEA	ASIA PACIFIC	INVESTMENT MANAGEMENT	CONSOLIDATED
Balance as of January 1, 2011	$ 83,478	15,340	11,739	142	110,699
Additions	3,612	32,373	707	9,429	46,121
Impact of exchange rate movements	(13)	(3,606)	(27)	(783)	(4,429)
Balance as of December 31, 2011	$ 87,077	44,107	12,419	8,788	152,391
Additions	4,082	—	1,166	—	5,248
Adjustment for fully amortized intangibles	—	(3,700)	—	—	(3,700)
Impact of exchange rate movements	(10)	1,941	175	235	2,341
Balance as of December 31, 2012	$ 91,149	42,348	13,760	9,023	156,280
Accumulated Amortization					
Balance as of January 1, 2011	$(57,200)	(14,948)	(9,384)	(142)	(81,674)
Amortization expense	(7,498)	(11,870)	(1,537)	—	(20,905)
Impact of exchange rate movements	36	2,714	34	(6)	2,778
Balance as of December 31, 2011	$(64,662)	(24,104)	(10,887)	(148)	(99,801)
Amortization expense	(6,663)	(5,023)	(1,336)	—	(13,022)
Adjustment for fully amortized intangibles	—	3,700	—	—	3,700
Impact of exchange rate movements	10	(1,111)	(138)	14	(1,225)
Balance as of December 31, 2012	$(71,315)	(26,538)	(12,361)	(134)	(110,348)
Net book value December 31, 2012	$ 19,834	15,810	1,399	8,889	45,932

We amortize our identifiable intangible assets with finite lives on a straight-line basis over their useful lives. The remaining weighted average amortization period of these intangible assets is 3.3 years and the remaining estimated future amortization expense for our identifiable intangibles with finite useful lives is as follows at December 31, 2012 ($ in thousands):

FUTURE AMORTIZATION	
2013	$ 9,161
2014	7,785
2015	6,678
2016	3,233
2017	2,713
Thereafter	7,473
Total	$37,043

(5) INVESTMENTS IN REAL ESTATE VENTURES

As of December 31, 2012 and 2011, we had total investments in real estate ventures of $268.1 million and $224.9 million, respectively. We account for the majority of our funds under the equity method of accounting; however, starting in 2011, we have elected the fair value option for certain of our investments. Our investments are primarily co-investments in approximately 50 separate property or co-mingled funds for which we also have an advisory agreement. Our ownership percentages in these investments generally range from less than 1% to 15%.

We utilize two investment vehicles to facilitate the majority of our co-investment activity when we do not invest directly into a real estate venture. LaSalle Investment Company I ("LIC I") is our investment vehicle for substantially all co-investment commitments made through December 31, 2005. LIC I is fully committed to underlying real estate ventures. At December 31, 2012, our maximum potential unfunded commitment to LIC I is $5.0 million (€3.7 million).

LaSalle Investment Company II ("LIC II") is our investment vehicle for substantially all co-investment commitments made after December 31, 2005. At December 31, 2012, LIC II has unfunded capital commitments to the underlying funds of $174.8 million, of which our 48.78% share is $85.3 million. The $85.3 million commitment is part of our maximum potential unfunded total commitment to LIC II at December 31, 2012 of $151.6 million.

LIC I and LIC II invest in certain real estate ventures that own and operate commercial real estate. We have an effective 47.85% ownership interest in LIC I, and an effective 48.78% ownership interest in LIC II; primarily institutional investors hold the remaining 52.15% and 51.22% interests in LIC I and LIC II, respectively. Additionally, a non-executive Director of Jones Lang LaSalle is an investor in LIC I on equivalent terms to other investors.

LIC I's and LIC II's exposures to liabilities and losses of the ventures are limited to their existing capital contributions and remaining capital commitments. We anticipate that LIC I will draw down on our remaining commitment by the end of 2013 to satisfy its existing commitments to underlying funds, and we expect that LIC II will draw down on our commitment over the next four to six years as it enters into new commitments. Our Board of Directors has approved the use of our co-investment capital in particular situations to control existing real estate assets or portfolios or to seed future investments within LIC II.

As of December 31, 2012, LIC II maintains a $60.0 million revolving credit facility (the "LIC II Facility"), principally for working capital needs. The LIC II Facility contains a credit rating trigger and a material adverse condition clause. If either of the credit rating trigger or the material adverse condition clause becomes triggered, the facility would be in default and outstanding borrowings would need to be repaid. Such a condition would require us to fund our pro-rata share of the then outstanding balance on the LIC II Facility, which is the limit of

our liability. The maximum exposure to Jones Lang LaSalle, assuming that the LIC II Facility was fully drawn, would be $29.3 million. The exposure is included within and cannot exceed our maximum potential unfunded commitment to LIC II of $151.6 million. As of December 31, 2012, LIC II had $53.6 million of outstanding borrowings on the facility.

The following table summarizes the discussion above relative to LIC I and LIC II at December 31, 2012 ($ in millions):

	LIC I	LIC II
Our effective ownership interest in co-investment vehicle	47.85%	48.78%
Our maximum potential unfunded commitments	$ 5.0	$151.6
Our share of unfunded capital commitments to underlying funds	3.0	85.3
Our maximum exposure assuming facilities are fully drawn	N/A	29.3
Our share of exposure on outstanding borrowings	N/A	26.1

Exclusive of our LIC I and LIC II commitment structures, we have potential obligations related to unfunded commitments to other real estate ventures, the maximum of which is $54.7 million as of December 31, 2012.

Our investments in real estate ventures include investments in entities classified as variable interest entities ("VIEs") that we analyze for potential consolidation. We had investments, either directly or indirectly, of $6.7 million and $22.3 million at December 31, 2012 and December 31, 2011, respectively, in entities classified as VIEs. We evaluate each of these VIEs to determine whether we might have the power to direct the activities that most significantly impact the entity's economic performance. In each case, we determined that we either (1) did not have the power to direct the key activities or (2) shared power with investors, lenders, or other actively-involved third parties. Additionally, our exposure to loss in these VIEs is limited to the amount of our investment in the entities. Therefore, we concluded that we would not be deemed to (1) have a controlling financial interest in or (2) be the primary beneficiary of these VIEs. Accordingly, we do not consolidate these VIEs in our Consolidated Financial Statements.

The following table summarizes the combined financial information for the unconsolidated ventures (including those held via LIC I and LIC II) accounted for under either the equity method of accounting or at fair value ($ in millions):

	2012	2011	2010
Balance Sheet:			
Investments in real estate, net of depreciation	$14,042.7	15,611.7	15,333.9
Total assets	16,942.5	18,672.6	17,800.2
Mortgage indebtedness	9,173.3	10,106.5	10,366.0
Other borrowings	346.8	242.7	525.5
Total liabilities	9,449.6	11,698.5	12,192.1
Total equity	$ 7,492.9	6,974.1	5,608.1
Statements of Operations:			
Revenue	$ 1,871.9	1,693.7	1,691.0
Net income (loss)	776.0	73.5	(361.8)

Impairment

We review our investments in real estate ventures that we accounted for under the equity method of accounting on a quarterly basis for indications of (1) whether the carrying value of the real estate assets underlying our investments in real estate ventures may not be recoverable and (2) whether our equity in these investments is other than temporarily impaired. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the

recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset. When the carrying amount of the real estate asset is in excess of the future undiscounted cash flows, we use a discounted cash flow approach to determine the fair value of the asset in computing the amount of the impairment.

Equity earnings (losses) from real estate ventures included impairment charges of $7.9 million, $5.6 million, and $13.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, representing our share of the impairment charges against individual assets held by our real estate ventures.

Fair Value

Starting in the third quarter of 2011, we elected the fair value option, in the ordinary course of business at the time of the initial investment, for certain investments in real estate ventures because we believe the fair value accounting method more accurately represents the value and performance of these investments. At December 31, 2012 and 2011, we had $112.7 million and $35.9 million, respectively, of investments that were accounted for under the fair value method. For investments in real estate ventures for which the fair value option has been elected, we increase or decrease our investment each reporting period by the change in the fair value of these investments. We reflect these fair value adjustments as gains or losses in our consolidated statements of comprehensive income within Equity in earnings (losses) from real estate ventures. For the years ended December 31, 2012 and 2011, we recognized fair value gains of $3.1 million and $0.6 million, respectively. The fair value of these investments is based on discounted cash flow models and other assumptions that reflect our outlook for the commercial real estate market relative to these real estate assets and is primarily based on inputs that are Level 3 inputs in the fair value hierarchy.

The following table shows the movements in our investments in real estate ventures that are accounted for under the fair value accounting method ($ in thousands):

	2012	2011
Fair value investments as of January 1,	$ 35,872	—
Investments	102,445	36,513
Distributions	(29,085)	—
Net fair value gain	3,064	640
Foreign currency translation adjustments, net	436	(1,281)
Fair value investments as of December 31,	$112,732	35,872

(6) STOCK COMPENSATION PLANS

The Jones Lang LaSalle Amended and Restated Stock Award and Incentive Plan ("SAIP") provides for the granting of various stock awards to eligible employees of Jones Lang LaSalle. Such awards include restricted stock units and options to purchase a specified number of shares of common stock, although we have not granted stock options since 2003. There were approximately 1.3 million shares available for grant under the SAIP at December 31, 2012. We also have a stock-based compensation plan for our United Kingdom and Ireland based employees, the Jones Lang LaSalle Savings Related Share Option Plan ("Save As You Earn" or "SAYE" plan), that allows for the purchase of stock at a 15% discount from the market price at the beginning of the plan's three and five year vesting periods.

Share-based compensation expense is included within Compensation and benefits expense in our consolidated statements of comprehensive income. Share-based compensation expense for the years ended December 31, 2012, 2011 and 2010 consisted of the following ($ in thousands):

	2012	2011	2010
Restricted stock unit awards	$31,553	33,915	41,166
UK SAYE	938	726	768
	$32,491	34,641	41,934

We amortize the fair value of share-based compensation on a straight-line basis over the associated vesting periods for each separately vesting portion of an award. Employees age 55 or older, with a sum of age plus years of service with the Company which meets or exceeds 65, are eligible to be considered for receipt of retirement benefits upon departure from the Company. These criteria trigger application of certain provisions of ASC Topic 718, "Compensation – Stock Compensation," whereby compensation expense for restricted stock unit awards granted to employees meeting this criteria are accelerated such that all expense is recognized by the time that these employees meet the criteria to be considered for retirement eligibility.

Restricted Stock Unit Awards

Historically a significant portion of restricted stock units granted each year have been granted in the first quarter of the year under our Stock Ownership Program (the "SOP"). The SOP generally required that from 10% to 20% of incentive compensation (or "bonus") of our senior-most 5% of employees be deferred and delivered in restricted stock units. Under the SOP plan we have granted approximately 365,000, 212,000 and 297,000 shares of restricted stock in 2012, 2011 and 2010, respectively. In the second quarter of 2012, we terminated the SOP in connection with incentive compensation payments for 2012 performance, such that no additional restricted stock units will be issued under the SOP in the first quarter of 2013 or thereafter. Since the start of the SOP, our employee population has grown significantly and other aspects of our compensation programs have evolved, as a result of which we have determined that (1) there are other more targeted and strategic approaches we can take in order to enhance our equity incentive compensation programs, and (2) we can do so in a way that will be less dilutive to shareholders than the SOP would be if we continued this plan. Restricted stock activity in 2012 and 2011 was as follows:

	SHARES (THOUSANDS)	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED AVERAGE REMAINING VESTING PERIOD
Unvested at January 1, 2011	2,086.0	$50.49	
Granted	425.0	88.25	
Vested	(1,102.3)	45.10	
Forfeited	(46.4)	60.01	
Unvested at December 31, 2011	1,362.3	$66.29	1.88 years
Granted	606.3	67.34	
Vested	(577.7)	62.24	
Forfeited	(30.6)	68.85	
Unvested at December 31, 2012	1,360.3	$68.42	2.00 years
Unvested shares expected to vest	1,319.1	$68.45	2.01 years

We determine the fair value of restricted stock units based on the market price of the Company's common stock on the grant date. As of December 31, 2012, there was $31.4 million of remaining unamortized deferred compensation related to unvested restricted stock units. The remaining cost of unvested restricted stock units granted through December 31, 2012 will be recognized over varying periods through 2017.

Shares vested during the years ended December 31, 2012, 2011 and 2010 had grant date fair values of $36.0 million, $49.7 million and $53.9 million, respectively. Shares granted during the years ended December 31, 2012, 2011 and 2010 had weighted average grant date fair values of $40.8 million, $37.5 million and $35.5 million, respectively.

Other Stock Compensation Programs

The SAYE plan is for eligible employees of our United Kingdom and Ireland based operations. Under this plan, employees make an annual election to contribute to the plan to purchase stock at a 15% discount from the market price at the beginning of the plan's three and five year vesting periods. There were approximately 608,000 shares available for grant under the SAYE plan at December 31, 2012.

Options activity under the SAYE plan for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Options granted	127,400	17,000
Exercise price–options granted	$ 59.26	$ 83.72
Options exercised	172,980	13,393
Weighted average exercise price	$ 19.78	$ 55.43

The fair values of options granted under the SAYE plan are amortized over their respective vesting periods. There were 237,377 and 310,349 options outstanding under the SAYE plan at December 31, 2012 and 2011, respectively.

(7) RETIREMENT PLANS

Defined Contribution Plans

We have a qualified profit sharing plan that incorporates United States Internal Revenue Code Section 401(k) for our eligible U.S. employees. We make employer match contributions under this qualified profit sharing plan that are included in the accompanying consolidated statements of comprehensive income. For the years ended December 31, 2012, 2011 and 2010 our employer contributions were $13.5 million, $12.3 million and $11.4 million, respectively. Related trust assets of the Plan are managed by trustees and are excluded from the accompanying Consolidated Financial Statements.

We maintain several defined contribution retirement plans for our eligible non-U.S. employees. Our contributions to these plans were approximately $22.1 million, $15.0 million and $14.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Defined Benefit Plans

We maintain five contributory defined benefit pension plans in the United Kingdom (U.K.), Ireland and the Netherlands to provide retirement benefits to eligible employees. With the 2011 acquisition of King Sturge we acquired another defined benefit plan in the United Kingdom. It is our policy to fund the minimum annual contributions required by applicable regulations. We use a December 31 measurement date for our plans.

Net periodic pension cost for the years ended December 31, 2012, 2011 and 2010 consisted of the following ($ in thousands):

	2012	2011	2010
Employer service cost–benefits earned during the year	$ 3,978	3,853	2,653
Interest cost on projected benefit obligation	14,202	13,590	10,196
Expected return on plan assets	(17,332)	(16,826)	(11,738)
Net amortization/deferrals	2,070	1,450	1,409
Recognized actuarial loss	157	584	153
Net periodic pension cost	$ 3,075	2,651	2,673

The following tables provide reconciliations of projected benefit obligations and plan assets (the net of which is our funded status), as well as the funded status and accumulated benefit obligations, of our defined benefit pension plans as of December 31, 2012 and 2011 ($ in thousands):

Change in benefit obligation:	**2012**	2011
Projected benefit obligation, beginning of year	$294,245	199,604
Service cost	3,978	3,853
Interest cost	14,202	13,590
Plan participants' contributions	796	828
Benefits paid	(6,718)	(5,294)
Actuarial loss	21,080	5,214
King Sturge acquisition	—	83,439
Changes in currency translation rates	13,896	(5,946)
Other	(2,264)	(1,043)
Projected benefit obligation, end of year	$339,215	294,245

Change in plan assets:	**2012**	2011
Fair value of plan assets, beginning of year	$277,012	195,583
Actual return on plan assets	38,726	(653)
Plan contributions	13,797	20,619
Benefits paid	(6,718)	(5,294)
King Sturge acquisition	—	73,339
Changes in currency translation rates	13,381	(5,242)
Other	(2,264)	(1,340)
Fair value of plan assets, end of year	$333,934	277,012
Funded status and net amount recognized	$ (5,281)	(17,233)
Accumulated benefit obligation, end of year	$335,202	290,344

The accumulated benefit obligation was calculated based on the actuarial present value of the vested benefits to which employees are entitled if they terminate their employment immediately.

Defined benefit pension plan amounts recognized in the accompanying consolidated balance sheets as of December 31, 2012 and 2011 include the following ($ in thousands):

	2012	2011
Pension liabilities	$ (5,281)	(17,233)
Accumulated other comprehensive loss	58,748	58,710
Net amount recognized	$53,467	41,477

Amounts in accumulated other comprehensive income yet to be recognized as components of net periodic pension cost are comprised of $57.6 million of actuarial losses and $1.1 million of prior service cost as of December 31, 2012. We anticipate that $2.4 million of this accumulated other comprehensive loss will be recognized as net periodic pension cost in 2013.

The ranges of assumptions we used in developing the projected benefit obligation as of December 31 and in determining net periodic benefit cost for the years ended December 31 were as follows:

	2012	2011	2010
Discount rate used in determining present values	3.50% to 4.70%	4.70% to 5.70%	5.35% to 6.00%
Annual increase in future compensation levels	0.00% to 3.40%	2.00% to 3.40%	2.00% to 4.85%
Expected long-term rate of return on assets	4.70% to 6.64%	5.40% to 7.00%	3.30% to 7.00%

The discount rate assumptions used for these pension plans were based on the yield of investment grade bonds with durations consistent with the liabilities of these plans.

Plan assets consist of diversified portfolios principally comprised of equity and debt securities. The investments and investment policies of these defined benefit plans are controlled by trusts. The investment objective of these trusts is to invest plan assets in such a manner that members' benefit entitlements can be paid when they come due. Plan assets are invested with a long-term focus to achieve a return on investment that is based on levels of liquidity and investment risk that the trustees, in consultation with the Company's management, believe are prudent and reasonable. These trusts set investment target allocations, but generally are not prohibited by the Company from investing in certain types of assets. The pension plan assets held no derivative instruments at December 31, 2012.

The fair value of plan assets of the U.K. and Irish plans was determined using quoted market prices, Level 1 inputs, and significantly observable inputs, Level 2 inputs. The fair value of plan assets at December 31, 2012, determined using Level 1 inputs was $267.5 million, and using Level 2 inputs was $42.7 million. The expected long-term rate of return on these assets is based on historical trends for similar asset classes, as well as current economic conditions.

The Company's defined benefit plan in the Netherlands has its assets invested with a third party insurance company that guarantees the payments of benefits earned under this plan. The fair values of the plan assets for this plan were $23.7 million and $16.6 million at December 31, 2012 and 2011, respectively. The valuation of these assets was determined by the third party insurance company and is a Level 3 valuation.

The allocation of pension plan assets at December 31, 2012 and 2011 is as follows:

	2012	2011
Equity securities		
U.K. equities	17%	16%
Non-U.K. equities	30%	30%
Debt securities		
Corporate bonds	39%	39%
Government and other	5%	5%
Cash and other	9%	10%
	100%	100%

The actual asset allocation at December 31, 2012 approximates the plan's target asset allocation percentages.

Future contributions and payments—We expect to contribute $12.6 million to our defined benefit pension plans in 2013. Additionally, the following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid ($ in thousands):

PENSION BENEFIT PAYMENTS	
2013	$ 7,122
2014	7,475
2015	7,841
2016	7,890
2017	8,141
2018 to 2022	45,951
Total	$84,420

(8) INCOME TAXES

For the years ended December 31, 2012, 2011 and 2010, our provision for income taxes consisted of the following ($ in thousands):

	2012	2011	2010
U.S. Federal:			
Current	$11,108	2,702	3,255
Deferred	705	22,598	(1,143)
	11,813	25,300	2,112
State and Local:			
Current	3,687	643	775
Deferred	168	5,380	(272)
	3,855	6,023	503
International:			
Current	62,650	64,554	59,114
Deferred	(9,074)	(39,490)	(12,691)
	53,576	25,064	46,423
Total	$69,244	56,387	49,038

In 2012, our current tax expense was increased by $20.6 million due to the generation of additional net operating loss carryovers. In 2011 and 2010, our current tax expense was reduced by $22.7 million and $35.8 million, respectively, due to the utilization of prior years' net operating loss carryovers.

Income tax expense for 2012, 2011, and 2010 differed from the amounts computed by applying the U.S. federal income tax rate of 35% to earnings before provision for income taxes as a result of the following ($ in thousands):

	2012		2011		2010	
Computed "expected" tax expense	$ 97,331	35.0%	$ 77,699	35.0%	$ 71,217	35.0%
Increase (reduction) in income taxes resulting from:						
State and local income taxes, net of federal income tax benefit	2,753	1.0%	4,089	1.8%	1,659	0.8%
Amortization of goodwill and other intangibles	(7,685)	(2.8%)	(1,131)	(0.5%)	(1,183)	(0.6%)
Nondeductible expenses	1,169	0.4%	680	0.3%	898	0.4%
International earnings taxed at varying rates	(33,540)	(12.1%)	(29,174)	(13.1%)	(32,779)	(16.1%)
Valuation allowances	13,588	5.0%	3,152	1.4%	5,722	2.8%
Return to provision adjustment	(5,861)	(2.1%)	(2,946)	(1.3%)	(75)	0.0%
Other, net	1,489	0.5%	4,018	1.8%	3,579	1.8%
Total	$ 69,244	24.9%	$ 56,387	25.4%	$ 49,038	24.1%

With respect to international earnings taxed at varying rates, we have operations which constitute a taxable income tax presence in 74 countries or other taxable jurisdictions outside of the United States which are treated as such by the United States Internal Revenue Code. All of those countries except one had income tax rates lower than the combined United States federal and state income tax rate in 2012.

With respect to jurisdictions in which the Company operates with very low tax rates, income from The Netherlands (25%), Singapore (17%) and Hong Kong (16.5%) represent the most significant components of the international earnings line item in our effective tax rate reconciliation. Other very low rate tax jurisdictions with meaningful contributions to the international earnings line item in our effective tax rate reconciliation include; The People's Republic of China (25%), Switzerland (21.1%), Russia (20%), Poland (19%), Macau (12%) and Cyprus (10%). In the aggregate, these very low rate jurisdictions contributed over half of the difference between the actual income tax provision for international earnings and the equivalent provision at the United States statutory rate in 2012. The remaining difference was contributed by earnings in jurisdictions with effective tax rates above 25% and by earnings of insignificant amounts in very low tax rate jurisdictions other than those noted above.

In defining very low tax rate jurisdictions, we consider effective tax rates that applied in 2012 based upon income levels and national and local taxes, which may cause those effective rates to differ from the maximum national statutory rates for these jurisdictions. We apply a threshold of 25% or lower, which represents a difference of 10% or more from the United States federal statutory income tax rate and which is approximately equal to our reported effective tax rate.

For the years ended December 31, 2012, 2011, and 2010 our income before taxes from domestic (U.S.) and international sources is as follows ($ in thousands):

	2012	2011	2010
Domestic	$100,117	97,469	36,836
International	177,970	124,530	166,641
Total	$278,087	221,999	203,477

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below ($ in thousands):

	2012	2011
Deferred tax assets attributable to:		
Accrued expenses	$ 89,962	84,575
U.S. federal and state loss and credit carryovers	82,632	84,716
Allowances for uncollectible accounts	6,236	6,225
International loss carryovers	147,390	125,121
Investments in real estate ventures	39,112	32,588
Pension liabilities	14,811	19,399
Other	—	330
Deferred tax assets	$380,143	352,954
Less valuation allowances	(53,810)	(38,797)
Net deferred tax assets	$326,333	314,157
Deferred tax liabilities attributable to:		
Property and equipment	$ 4,675	9,873
Intangible assets	82,142	74,836
Income deferred for tax purposes	2,055	2,980
Other	1,957	—
Deferred tax liabilities	$ 90,829	87,689

We have not provided a deferred tax liability on the unremitted foreign earnings of international subsidiaries because it is our intent to permanently reinvest such earnings outside of the United States. If repatriation of all such earnings were to occur, we estimate that our resulting U.S. federal and state tax liability would be

approximately $74 million, net of the benefits of utilization of foreign tax credits and net operating loss carryovers.

As of December 31, 2012, we had an available U.S. net operating loss carryover of $171.8 million which will begin to expire in 2029; U.S. state net operating loss carryovers with a tax effect of $20.2 million that expire at various dates through 2027; and international net operating loss carryovers of $551.1 million, that begin to expire in 2013. The change in deferred tax balances for net operating loss carryovers from 2011 to 2012 includes increases from return-to-provision adjustments and current year losses, and decreases from 2012 estimated utilization.

As of December 31, 2012, we believe it is more likely than not that the net deferred tax assets of $235.5 million will be realized based upon our estimates of future income and the consideration of net operating losses, earnings trends and tax planning strategies. Valuation allowances have been provided with regard to the tax benefit of certain international net operating loss carryovers, for which we have concluded that recognition is not yet appropriate under ASC Topic 740, "Income Taxes." In 2012, we reduced valuation allowances by $7.8 million on some jurisdictions' net operating losses due to the utilization or expiration of those losses, and we increased valuation allowances by $21.4 million for other jurisdictions based upon circumstances that caused us to establish or continue to provide valuation allowances on current or prior year losses in addition to those provided in prior years.

As of December 31, 2012, our net current liability for income tax was $83.7 million.

The Company or one or more of its subsidiaries files income tax returns in the United States (including 46 states and 21 cities and the District of Columbia and Puerto Rico), the United Kingdom (including England and Scotland), Australia, Germany, The People's Republic of China (including Hong Kong and Macau), France, Japan, Singapore, India, The Netherlands, and Spain as well as 59 other countries. Generally, the Company's open tax years include those from 2008 to the present, although reviews of taxing authorities for more recent years have been completed or are in process in a number of jurisdictions.

As of December 31, 2012, the Company is under examination in the United Kingdom, Germany, Belgium, Thailand, Indonesia, Hong Kong, China, Singapore, India, and the United States. We are also under examination in the states of Illinois, New York and Texas.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended 2012 and 2011 is as follows ($ in thousands):

	2012	2011
Balance at January 1	$93,365	93,365
Additions based on tax positions related to the current year	5,689	9,647
Decrease for tax positions of prior years	(5,031)	(1,595)
Reductions for use of reserves	(2,287)	(3,356)
Settlements	—	(4,007)
Lapse of statute of limitations	(4,510)	(689)
Balance at December 31	$87,226	93,365

We believe it is reasonably possible that $65.2 million of these gross unrecognized tax benefits will be settled within twelve months after December 31, 2012, of which $47.3 million will be net settled against a related

receivable. These settlements may occur due to the conclusion of examinations by tax authorities. We further expect that the amount of unrecognized tax benefits will continue to change as the result of ongoing operations, the outcomes of audits, and the passing of statutes of limitations. We do not expect such changes to have a significant impact on the results of operations or the financial position of the Company. We do not believe that we have material tax positions for which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility.

We recognize interest accrued and penalties, if any, related to income taxes as a component of income tax expense. During the years ended December 31, 2012, 2011, and 2010, the We recognized approximately $(0.1) million, $1.9 million, and $2.0 million, respectively, in interest and no penalties. We had approximately $10.1 million and $10.2 million of accrued interest at December 31, 2012 and 2011, respectively.

(9) DEBT

Credit Facility

We have a $1.1 billion unsecured revolving credit facility (the "Facility") that matures in June 2016. We had $169.0 million and $463.0 million outstanding under the Facility, at December 31, 2012 and 2011, respectively. At December 31, 2012, we had the capacity to borrow up to an additional $913.9 million under the Facility. The average outstanding borrowings under the Facility were $621.2 million and $467.2 million during the twelve months ended December 31, 2012 and 2011, respectively.

The pricing on the Facility ranges from LIBOR plus 112.5 basis points to LIBOR plus 225.0 basis points. As of December 31, 2012, pricing on the Facility was LIBOR plus 137.5 basis points. The effective interest rate on our debt was 1.6% in 2012, compared with 1.8% in 2011.

We remain in compliance with all covenants under our Facility as of December 31, 2012. The Facility requires us to maintain a leverage ratio that does not exceed 3.50 to 1 through September 2013 and 3.25 to 1 thereafter, and a minimum cash interest coverage ratio of 3.00 to 1.

Included in debt for the calculation of the leverage ratio is the present value of deferred business acquisition obligations and included in Adjusted EBITDA (as defined in the Facility) are, among other things, (1) an add-back for stock compensation expense, (2) the addition of the EBITDA of acquired companies earned prior to acquisition, and (3) add-backs for certain impairment and non-recurring charges. In addition, we are restricted from, among other things, incurring certain levels of indebtedness to lenders outside of the Facility and disposing of a significant portion of our assets. Lender approval or waiver is required for certain levels of cash acquisitions and co-investment. The deferred business acquisition obligation provisions of the Staubach Merger Agreement also contain certain conditions which are considerably less restrictive than those we have under our Facility. We remain in compliance with all covenants as of December 31, 2012.

We will continue to use the Facility for working capital needs (including payment of accrued incentive compensation), co-investment activities, dividend payments, share repurchases, capital expenditures and acquisitions.

Short-Term Borrowings

In addition to our Facility, we have the capacity to borrow up to an additional $45.3 million under local overdraft facilities. We had short-term borrowings (including capital lease obligations and local overdraft facilities) of $32.2 million and $65.1 million at December 30, 2012 and 2011, respectively, of which $25.8 million and $38.7 million at December 31, 2012 and 2011, respectively, was attributable to local overdraft facilities.

Long-Term Senior Notes

In November 2012, in an underwritten public offering, we issued $275.0 million of 4.4% Senior Notes due November 2022 (the "Notes"). The net proceeds from the Notes, net of underwriting discounts and expenses,

were $272.4 million, and were used to reduce the outstanding borrowings under our Facility. The Notes bear interest at an annual rate of 4.4%, subject to adjustment if a credit rating assigned to the Notes is downgraded below an investment grade rating (or subsequently upgraded). Interest will be payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013.

The Notes are our unsecured obligations and rank equally in right of payment with all of our existing and future unsubordinated indebtedness, including our guarantee under the Facility. The indenture contains covenants that limit our and our subsidiaries' abilities to, among other things, (1) incur liens, (2) enter into sale and leaseback transactions and (3) consolidate, merge or sell or transfer all or substantially all of our assets. We remain in compliance with all covenants under the Notes as of December 31, 2012.

We may redeem the Notes, at any time in whole or from time to time in part, prior to August 15, 2022, at a redemption price as defined in the indenture, plus accrued and unpaid interest. The Notes may be redeemed after August 15, 2022, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest. We are required to offer to repurchase the Notes for cash at a price of 101% of principal plus accrued and unpaid interest upon the occurrence of a change of control triggering event, as defined in the indenture.

(10) LEASES

We lease office space in various buildings for our own use. The terms of these non-cancelable operating leases provide for us to pay base rent and a share of operating expenses and real estate taxes in excess of defined amounts. We also lease equipment under both operating and capital lease arrangements.

Minimum future lease payments (e.g., base rent for leases of office space) due in each of the next five years ending December 31 and thereafter are as follows ($ in thousands):

	OPERATING LEASES
2013	$121,273
2014	104,944
2015	96,919
2016	83,960
2017	56,462
Thereafter	128,106
Minimum lease payments	$591,664

As of December 31, 2012, we have accrued liabilities related to excess lease space of $16.4 million, including $12.0 million related to excess lease space as a result of combining King Sturge's offices with our offices. The total of minimum rentals to be received under noncancelable operating subleases as of December 31, 2012 was $45.7 million.

Total rent expense, including office space and other rentals, was $131.5 million, $124.4 million and $110.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(11) TRANSACTIONS WITH AFFILIATES

As part of our co-investment strategy, we have equity interests in real estate ventures, some of which have certain of our officers as trustees or board of director members, and from which we earn advisory and management fees. Included in the accompanying Consolidated Financial Statements are revenue of $147.7 million, $132.3 million and $163.2 million for 2012, 2011 and 2010, respectively, as well as receivables of $13.9 million and $11.2 million at December 31, 2012 and 2011, respectively, related to transactions with affiliates that are primarily a result of transactions with the real estate ventures in which we have equity interests.

The outstanding balance of loans to employees at December 31, 2012 and 2011 are shown in the following table ($ in millions): [1]

	2012	2011
Loans related to co-investments [2]	$ 3.3	$ 4.0
Advances, travel and other [3]	53.1	55.6
	$56.4	$59.6

(1) The Company does not extend credit or provide personal loans to any director or executive officer of the Company.
(2) These nonrecourse loans have been made to allow employees the ability to participate in investment fund opportunities.
(3) Consists primarily of commissions and other compensation advances to employees that are amortized over required service periods.

(12) COMMITMENTS AND CONTINGENCIES

We are a defendant in various litigation matters arising in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Many of these litigation matters are covered by insurance (including insurance provided through a captive insurance company), although they may nevertheless be subject to large deductibles and the amounts being claimed may exceed the available insurance. Although the ultimate liability for these matters cannot be determined, based upon information currently available, we believe the ultimate resolution of such claims and litigation will not have a material adverse effect on our financial position, results of operations or liquidity.

In order to better manage our global insurance program and support our risk management efforts, we supplement our traditional insurance coverage for certain types of claims by using a wholly-owned captive insurance company. The level of risk retained by our captive insurance company, with respect to professional indemnity claims, is up to $2.5 million per claim, after our deductible.

When a potential loss event occurs, management estimates the ultimate cost of the claim and accrues the related cost when probable and estimable. The accruals for professional indemnity insurance claims facilitated through our captive insurance company which relate to multiple years were $1.6 million and $1.0 million, net of receivables, as of December 31, 2012 and 2011, respectively.

(13) RESTRUCTURING AND ACQUISITION CHARGES

In 2012, we recognized $45.4 million of restructuring and acquisition integration costs consisting of (1) severance of $12.4 million, (2) King Sturge employee retention bonuses of $8.2 million, (3) lease exit charges of $8.4 million, and (4) other acquisition and information technology integration costs of $16.5 million.

In 2011, we recognized $56.1 million of restructuring and acquisition integration costs. These costs were mainly associated with the King Sturge acquisition and consisted of (1) employee retention bonuses of $15.7 million, (2) lease exit charges of $9.1 million and (3) other transaction costs of $17.9 million. Additionally, $13.4 million of severance costs unrelated to King Sturge were recognized in 2011.

In 2010, we recognized $6.4 million of restructuring charges, net, consisting of (1) $5.0 million of severance costs, (2) $1.6 million of integration-related costs incurred as a result of the Staubach acquisition, and (3) a $0.2 million reduction in a lease exit reserve we accrued in 2009.

The following table shows the restructuring charges and the related payment activity for the years ending December 31, 2012, 2011 and 2010 ($ in thousands):

	SEVERANCE	RETENTION BONUSES	LEASE EXIT	ACQUISITION AND INTEGRATION COSTS	TOTAL
December 31, 2009	$ 11,475	—	1,845	—	13,320
Accruals	5,005	—	(249)	1,630	6,386
Payments made	(12,213)	—	(1,050)	(1,630)	(14,893)
December 31, 2010	$ 4,267	—	546	—	4,813
Accruals	13,415	15,727	9,058	17,927	56,127
Payments made	(5,970)	(8,172)	(1,692)	(13,149)	(28,983)
December 31, 2011	$ 11,712	7,555	7,912	4,778	31,957
Accruals	12,422	8,151	8,374	16,474	45,421
Fixed asset disposals	—	—	—	(2,660)	(2,660)
Payments made	(14,143)	(10,518)	(4,323)	(14,357)	(43,341)
December 31, 2012	$ 9,991	5,188	11,963	4,235	31,377

We expect that accrued severance and other accrued acquisition costs will be paid during the first half of 2013. Payments relating to accrued retention bonuses will be made periodically through the second quarter of 2014. Lease exit payments are dependent on the terms of various leases, which extend as far out as 2017.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The tables on the following pages set forth certain unaudited consolidated statements of operations data for each of our past eight quarters. In our opinion, this information has been presented on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this report, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that we consider necessary for a fair presentation. The unaudited consolidated quarterly information should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the "Summary of Critical Accounting Policies and Estimates" section within "Management's Discussion and Analysis of Financial Condition and Results of Operations." The operating results for any quarter are not necessarily indicative of the results for any future period.

We note the following points regarding how we prepare and present our financial statements on a periodic basis.

Periodic Accounting for Incentive Compensation

An important part of our overall compensation package is incentive compensation, which we typically pay to employees in the year after it is earned. In our interim financial statements, we have accrued for incentive compensation based on the percentage of compensation costs and adjusted operating income relative to forecasted compensation costs and adjusted operating income for the full year, as substantially all incentive compensation pools are based upon full year results. The impact of this incentive compensation accrual methodology is that we accrue less compensation in the first six months of the year, with the majority of our incentive compensation accrued in the second half of the year, particularly in the fourth quarter. We exclude from the standard accrual methodology incentive compensation pools that are not subject to the normal performance criteria. These pools are generally accrued for on a straight-line basis.

Income Taxes

We provide for the effects of income taxes on interim financial statements based on our estimate of the effective tax rate for the full year. We assess our effective tax rate on a quarterly basis and reflect the benefit from tax planning actions when we believe it is probable they will be successful. We account for the cumulative catch-up impact of any change in estimated effective tax rate in the quarter that a change is made.

Seasonality

Our quarterly revenue and profits tend to grow progressively by quarter throughout the year. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar-year-end and the fact that certain expenses are constant through the year. Historically, we have reported an operating loss or a relatively small profit in the first quarter and then increasingly larger profits during each of the following three quarters, excluding the recognition of investment-generated performance fees and co-investment equity gains (both of which can be particularly unpredictable). Such performance fees and co-investment equity gains are generally earned when assets are sold, the timing of which is geared toward the benefit of our clients. Non-variable operating expenses, which are treated as expenses when they are incurred during the year, are relatively constant on a quarterly basis.

JONES LANG LASALLE INCORPORATED QUARTERLY INFORMATION—2012 (UNAUDITED)

($ IN THOUSANDS, EXCEPT SHARE DATA)	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	YEAR 2012
Revenue:					
Real Estate Services:					
Americas	$346,272	408,140	437,352	554,941	$1,746,705
EMEA	213,192	249,233	234,252	352,239	1,048,916
Asia Pacific	186,414	204,575	206,319	278,318	875,626
Investment Management	79,264	59,346	82,266	64,564	285,440
Less:					
Equity in earnings (losses) from real estate ventures	11,848	(47)	10,698	1,358	23,857
Total revenue	813,294	921,341	949,491	1,248,704	3,932,830
Operating expenses:					
Real Estate Services:					
Americas	334,434	369,752	394,712	479,646	1,578,544
EMEA	223,697	236,280	229,883	305,806	995,666
Asia Pacific	179,448	191,384	194,169	245,281	810,282
Investment Management	52,192	49,239	58,055	54,028	213,514
Plus:					
Restructuring charges	8,952	16,604	6,820	13,045	45,421
Total operating expenses	798,723	863,259	883,639	1,097,806	3,643,427
Operating income	14,571	58,082	65,852	150,898	289,403
Net earnings available to common shareholders	$ 14,024	37,188	49,513	106,831	$ 207,556
Basic earnings per common share	$ 0.32	0.85	1.12	2.43	$ 4.73
Diluted earnings per common share	$ 0.31	0.83	1.10	2.38	$ 4.63

JONES LANG LASALLE INCORPORATED QUARTERLY INFORMATION—2011 (UNAUDITED)

($ IN THOUSANDS, EXCEPT SHARE DATA)	MARCH 31	JUNE 30	SEPT. 30	DEC. 31	YEAR 2011
Revenue:					
Real Estate Services:					
Americas	$288,098	348,387	379,307	509,497	$1,525,289
EMEA	168,132	217,981	247,302	340,295	973,710
Asia Pacific	165,450	214,472	200,592	235,965	816,479
Investment Management	64,213	68,593	76,523	66,122	275,451
Less:					
Equity in earnings (losses) from real estate ventures	(1,971)	4,138	514	3,704	6,385
Total revenue	687,864	845,295	903,210	1,148,175	3,584,544
Operating expenses:					
Real Estate Services:					
Americas	279,465	315,911	342,156	425,085	1,362,617
EMEA	181,219	211,563	246,679	306,329	945,790
Asia Pacific	159,944	192,878	186,691	210,797	750,310
Investment Management	55,170	53,264	57,299	52,762	218,495
Plus:					
Restructuring charges	—	6,112	16,031	33,984	56,127
Total operating expenses	675,798	779,728	848,856	1,028,957	3,333,339
Operating income	12,066	65,567	54,354	119,218	251,205
Net earnings available to common shareholders	$ 1,490	43,860	33,880	84,767	$ 163,997
Basic earnings per common share	$ 0.03	1.02	0.78	1.95	$ 3.80
Diluted earnings per common share	$ 0.03	0.99	0.76	1.91	$ 3.70

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Jones Lang LaSalle (the Company) has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify the Company's financial reports and to the members of senior management and the Board of Directors.

Based on management's evaluation as of December 31, 2012, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

KPMG LLP, the Independent Registered Public Accounting Firm that audited the Consolidated Financial Statements included in this Annual Report on Form 10-K, issued an audit report on the Company's internal control over financial reporting. That Report of Independent Registered Public Accounting Firm is included in Item 8. Financial Statements and Supplementary Data.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes to the Company's internal controls over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference to the material in Jones Lang LaSalle's Proxy Statement for the 2013 Annual Meeting of Shareholders (the "Proxy Statement") under the captions "Directors and Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" and in Item 1 of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the material in the Proxy Statement under the caption "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item is incorporated by reference to the material in the Proxy Statement under the caption "Common Stock Security Ownership of Certain Beneficial Owners and Management."

The following table provides information as of December 31, 2012 with respect to Jones Lang LaSalle's common shares issuable under our equity compensation plans (in thousands, except exercise price):

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders			
SAIP [(1)]	1,325	$68.19	1,298
ESPP [(2)]	n/a	n/a	113
Subtotal	1,325		1,411
Equity compensation plans not approved by security holders			
SAYE [(3)]	223	$46.86	608
Subtotal	223		608
Total	1,548		2,019

Notes:

(1) In 1997, we adopted the 1997 Stock Award and Incentive Plan ("SAIP"), which provides for the granting of options to purchase a specified number of shares of common stock and other stock awards to eligible participants of Jones Lang LaSalle.

(2) In 1998, we adopted an Employee Stock Purchase Plan ("ESPP") for eligible U.S. based employees. Under this plan, employee contributions for stock purchases are enhanced through an additional contribution of a 5% discount on the purchase price. Effective April 1, 2009, the 5% discount has been discontinued and purchases are broker-assisted on the open market.

(3) In November 2001, we adopted the Jones Lang LaSalle Savings Related Share Option (U.K.) Plan ("Save As You Earn" or "SAYE") for eligible employees of our U.K. based operations. In November 2006, the SAYE plan was extended to employees in our Ireland operations. Under this plan, employee contributions for stock purchases are enhanced by us through an additional contribution of a 15% discount on the purchase price. Options granted under the SAYE plan vest over a period of three to five years. The original SAYE plan was not approved by shareholders since such approval was not required under applicable rules at the time of the adoption of this plan. In 2006, our shareholders approved an amendment to the SAYE plan that increased the number of shares reserved for issuance by 500,000.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the material appearing in the Proxy Statement under the caption "Information about the Independent Registered Public Accounting Firm."

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements. See Index to Consolidated Financial Statements in Item 8 of this report.

2. Financial Statement Schedules. No financial statement schedules are included because they are not required or are not applicable, or the required information is set forth in the applicable statements or related notes.

3. Exhibits. A list of exhibits is set forth in the Exhibit Index, which immediately precedes the exhibits and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this filing and elsewhere (such as in reports, other filings with the United States Securities and Exchange Commission, press releases, presentations and communications by Jones Lang LaSalle or its management and written and oral statements) regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results, performance, achievements, plans and objectives to be materially different from any of the future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements.

We discuss those risks, uncertainties and other factors in this report in (1) Item 1A. Risk Factors; Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; Item 7A. Quantitative and Qualitative Disclosures About Market Risk; Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements; and elsewhere, and (2) the other reports we file with the United States Securities and Exchange Commission. Important factors that could cause actual results to differ from those in our forward-looking statements include (without limitation):

- The effect of political, economic and market conditions and geopolitical events;
- The logistical and other challenges inherent in operating in numerous different countries;
- The actions and initiatives of current and potential competitors;
- The level and volatility of real estate prices, interest rates, currency values and other market indices;
- The outcome of pending litigation; and
- The impact of current, pending and future legislation and regulation.

Moreover, there can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors.

Accordingly, we caution our readers not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in its expectations or results.

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of Jones Lang LaSalle Incorporated, a Maryland corporation, and the undersigned Directors and officers of Jones Lang LaSalle Incorporated, hereby constitutes and appoints Colin Dyer, Lauralee E. Martin and Mark K. Engel its, his or her true and lawful attorneys-in-fact

and agents, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Signatures

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 26th day of February, 2013.

JONES LANG LASALLE INCORPORATED

By: /s/ Lauralee E. Martin

Lauralee E. Martin
Executive Vice President and
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 26th day of February, 2013.

Signature	Title
/s/ Sheila A. Penrose Sheila A. Penrose	Chairman of the Board of Directors and Director
/s/ Colin Dyer Colin Dyer	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Lauralee E. Martin Lauralee E. Martin	Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)
/s/ Hugo Bagué Hugo Bagué	Director
/s/ Darryl Hartley-Leonard Darryl Hartley-Leonard	Director
/s/ DeAnne Julius DeAnne Julius	Director
/s/ Ming Lu Ming Lu	Director
/s/ Martin H. Nesbitt Martin H. Nesbitt	Director
/s/ David B. Rickard David B. Rickard	Director
/s/ Roger T. Staubach Roger T. Staubach	Director
/s/ Thomas C. Theobald Thomas C. Theobald	Director
/s/ Mark K. Engel Mark K. Engel	Executive Vice President and Global Controller (Principal Accounting Officer)

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Incorporation of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (File No. 333-48074-01))
3.2	Articles of Amendment to the Articles of Incorporation of Jones Lang LaSalle Incorporated (Incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)
3.3	Articles of Amendment to the Articles of Incorporation of Jones Lang LaSalle Incorporated dated November 1, 2011 (Incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K for the year ended December 31, 2011)
3.4	Amended and Restated Bylaws of the Registrant dated as of February 15, 2012 (Incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K for the year ended December 31, 2011)
4.1	Form of certificate representing shares of Jones Lang LaSalle Incorporated common stock (Incorporated by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)
4.2	Indenture, dated as of November 9, 2012 between Jones Lang LaSalle Incorporated and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 4.1 to the Report on Form 8-K dated November 9, 2012)
4.3	First Supplemental Indenture (including the form of 4.400% Senior Notes due 2011), dated as of November 9, 2012 between Jones Lang LaSalle Incorporated and The Bank of New York Mellon Trust Company, National Association (Incorporated by reference to Exhibit 4.2 to the Report on Form 8-K dated November 9, 2012)
10.1	Multicurrency Credit Agreement dated as of September 28, 2010 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K dated September 28, 2010)
10.2	First Amendment to Multicurrency Credit Agreement dated as of June 24, 2011 (Incorporated by reference to Exhibit 99.1 to the Report on Form 8-K dated June 27, 2011)
10.3	Agreement and Plan of Merger by and among Jones Lang LaSalle Incorporated, Jones Lang LaSalle Tenant Representation, Inc. and Staubach Holdings, Inc. dated June 16, 2008 (Incorporated by reference to Exhibit 2.1 to the Report on Form 8-K dated June 16, 2008)
10.4	Amended and Restated Stock Award and Incentive Plan dated as of April 15, 2012, as approved by the Shareholders of Jones Lang LaSalle Incorporated on May 31, 2012 and as filed on April 19, 2012 as part of the Proxy Statement for the 2012 Annual Meeting of Shareholders on Schedule 14A and incorporated herein by reference.
10.5	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement (Under the Amended and Restated Stock Award and Incentive Plan) used for the Non Executive Directors' 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011 and 2012 Annual Grants (Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2004)
10.6	Jones Lang LaSalle Incorporated Stock Ownership Program Shares Agreement (Under the Amended and Restated Stock Award and Incentive Plan) (Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the year ended December 31, 2004)
10.7	Form of Jones Lang LaSalle Incorporated Restricted Stock Unit Agreement (Under the Amended and Restated Stock Award and Incentive Plan) used for Employees' 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011 and 2012 Annual Grants (Incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K for the year ended December 31, 2004)

EXHIBIT NUMBER	DESCRIPTION
10.8	Form of Indemnification Agreement with Executive Officers and Directors (Incorporated by Reference to Exhibit 10.14 to the Annual Report on Form 10-K for the year ended December 31, 1998)
10.9	Amended and Restated Severance Pay Plan effective July 1, 2010 (Incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K for the year ended December 31, 2011)
10.10	Senior Executive Services Agreement with Alastair Hughes dated as of March 9, 1999 (Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.11	Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of July 16, 2004 and accepted July 19, 2004 (Incorporated by reference to Exhibit 99.2 to the Periodic Report on Form 8-K dated July 21, 2004)
10.12	Amendment No. 1 to Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of August 30, 2004 (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.13	Amendment No. 2 to Letter Agreement between Colin Dyer and Jones Lang LaSalle Incorporated dated as of December 1, 2005 (Incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.14	Letter Agreement Regarding Compensation of the Chairman of the Board of Directors dated as of January 1, 2005 (Incorporated by reference to Exhibit 99.1 to the Periodic Report on Form 8-K dated January 10, 2005)
10.15	Amended and Restated Jones Lang LaSalle Incorporated Co-Investment Long Term Incentive Plan dated December 16, 2005 (Incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.16	LaSalle Investment Management Long Term Incentive Compensation Program, effective as of January 1, 2008, under the Amended and Restated Stock Award and Incentive Plan (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2007)
10.17	Jones Lang LaSalle Incorporated Deferred Compensation Plan, as amended and restated effective January 1, 2009 (Incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the year ended December 31, 2008)
10.18	Jones Lang LaSalle Incorporated Non-Executive Director Compensation Plan Summary of Terms and Conditions, Amended and Restated as of January 1, 2012 (Incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2011)
10.19	LIM Funds Personal Co-Investment Agreement for International and Regional Directors (in connection with elections under the Stock Ownership Program) (Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.20	LIM Funds Personal Co-Investment Agreement for International and Regional Directors (not in connection with elections under the Stock Ownership Program) (Incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.21	Jones Lang LaSalle Incorporated Stock Ownership Program, effective as of March 31, 2011(Incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the year ended December 31, 2011)

EXHIBIT NUMBER	DESCRIPTION
10.22	Jones Lang LaSalle Incorporated GEC 2010-2014 Long-Term Incentive Compensation Program effective as of January 1, 2010 (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).
10.23	CEO Performance Incentive Agreement dated as of April 19, 2012 between Jones Lang LaSalle Incorporated and Colin Dyer (Incorporated by reference to Exhibit 99.1 to the Periodic Report on Form 8-K dated April 19, 2012)
10.24	Letter Agreement dated November 27, 2012 between Jones Lang LaSalle Incorporated and Lauralee E. Martin (Incorporated by reference to Exhibit 10.1 to the Periodic Report on Form 8-K dated November 29, 2012)
10.25	Letter Agreement dated November 27, 2012 between Jones Lang LaSalle Incorporated and Peter C. Roberts (Incorporated by reference to Exhibit 10.2 to the Periodic Report on Form 8-K dated November 29, 2012)
11	Statement concerning computation of per share earnings (filed in Item 8, Note 2 of the Notes to Consolidated Financial Statements.)
12.1*	Computation of Ratio of Earnings to Fixed Charges
21.1*	List of Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
24.1*	Power of Attorney (Set forth on page preceding signature page of this report)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (1) Consolidated Balance Sheet at December 31, 2012 and 2011 (2) Consolidated Statement of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010, (3) Consolidated Statement of Equity at December 31, 2012, 2011 and 2010, (4) Consolidated Statement of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and (5) Notes to Condensed Consolidated Financial Statements.

*Filed with this Annual Report on Form 10-K for the fiscal year ended December 31, 2012

Company Information

HOLDING COMPANY HEADQUARTERS

Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601
tel +1 312 782 5800

WEBSITE ADDRESSES

Jones Lang LaSalle
www.jll.com

LaSalle Investment Management
www.lasalle.com

REGIONAL CONTACT INFORMATION

Each of our businesses—Jones Lang LaSalle Real Estate Services and LaSalle Investment Management—operates in the Americas, EMEA and Asia Pacific. Regional contact information for these businesses may be found on the websites referenced above.

Independent Registered Public Accounting Firm

KPMG LLP
200 East Randolph Drive
Chicago, Illinois 60601

Stock Transfer Agent, Registrar and Dividend Paying Agent

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021
U.S. Toll-Free +1 866 210 8055
Toll +1 201 680 6578
www.computershare.com/investor

Investor Relations

Requests for the 2012 Jones Lang LaSalle Annual Report on Form 10-K (which will be provided free of charge) and other inquiries from investors should be directed to:

Jones Lang LaSalle Incorporated
Investor Relations Department
200 East Randolph Drive
Chicago, Illinois 60601
tel +1 312 782 5800
www.jll.com

NYSE AND SEC CERTIFICATIONS

As required, during 2012 our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by Jones Lang LaSalle of NYSE corporate governance listing standards. In addition, Jones Lang LaSalle has filed with the Securities and Exchange Commission, as exhibits to its 2012 Annual Report on Form 10-K, the certifications of its Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosure.

JONES LANG LASALLE CODE OF BUSINESS ETHICS

Jones Lang LaSalle stands for uncompromising integrity and the highest ethical conduct. We are proud of, and are determined to protect and enhance, the global reputation we have established. In a service business such as ours, the integrity that our brand represents is one of our most valuable assets. In 2013, for the sixth consecutive year, our firm received Ethics Inside™ certification from the Ethisphere Institute, a leading organization dedicated to best practices in ethics, compliance, corporate governance and citizenship. It is the only independent verification of a company's ethics.



The Jones Lang LaSalle Code of Business Ethics, which may be found in multiple languages on our website, contains the ethics policies that everyone who does business on behalf of our firm must follow. Reports of possible violations of our Code of Business Ethics may be made to our global Ethics Hotline at +1 877 540 5066 or by contacting https://www.jllethicsreports.com.

JONES LANG LASALLE VENDOR CODE OF CONDUCT

Jones Lang LaSalle expects that each of its vendors, meaning any firm or individual providing a product or service to Jones Lang LaSalle or indirectly to our clients as a contractor or subcontractor, will share and embrace the letter and spirit of our commitment to integrity. While vendors are independent entities, their business practices may significantly reflect upon us, our reputation and our brand. Accordingly, we expect all vendors to adhere to the Jones Lang LaSalle Vendor Code of Conduct, which may be found in multiple languages on our website. Reports of possible violations of our Vendor Code of Conduct may be made to our global Ethics Hotline or through the Web address indicated above.

COMMITMENT TO DIVERSITY

Jones Lang LaSalle works to foster an environment that values the richness of our differences and reflects the diverse world in which we live and work. By cultivating a dynamic mix of people and ideas, we enrich our firm's performance, the communities in which we operate and the lives of our employees. We seek to recruit a diverse workforce, develop and promote exceptional talent from diverse backgrounds, and embrace the varied experiences of all our employees.

SUSTAINABILITY

We encourage and promote the principles of sustainability in all our transactions, services and operations. Since our business operations span the globe, we seek to improve the communities in which our people work and live. We design our corporate policies to reflect the highest standards of corporate governance and transparency, and we hold ourselves responsible for our social, environmental and economic performance. These priorities guide the interactions we have with our shareholders, clients, employees, regulators and vendors, as well as with all others with whom we come into contact, as we pursue our vision to lead the transformation of the real estate industry by making a positive impact both in and beyond our business. For additional information about our sustainability efforts, please visit www.jll.com/pages/csr.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute forward-looking statements that involve known and unknown risks, uncertainties and other factors that may cause Jones Lang LaSalle's actual results to be materially different from any future results implied by such forward-looking statements. Please see our 2012 Form 10-K for a discussion of such risks, uncertainties and other factors.

INTEGRATED REPORTING

As one of the pilot companies participating in the International Integrated Reporting Council, we support the general principles designed to promote communications about how an organization's strategy, governance, performance and prospects lead to the creation of value over the short, medium and long term. This Annual Report focuses on our business strategy and our financial performance. Our sustainability efforts are reflected primarily in our Sustainability Report, which you may find at www.jll.com/pages/csr. Our governance and remuneration practices are reported primarily in the Proxy Statement for our Annual Meeting of Shareholders, which you may find at www.jll.com/pages/investorrelations.

www.jll.com





Jones Lang LaSalle Incorporated

Notice of 2013 Annual Meeting of Shareholders and Proxy Statement



Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, Illinois 60601

April 19, 2013

Dear Shareholder:

We would like to invite you to attend our 2013 Annual Meeting of Shareholders. It will take place on Thursday, May 30, 2013, beginning at 1:00 p.m., local time, at the Jones Lang LaSalle office located at One Front Street, Suite 1100, San Francisco, California.

Three of the current members of our Board of Directors will not be standing for re-election at our 2013 Annual Meeting of Shareholders. We will be seeking to fill one of the vacancies at the 2013 Annual Meeting.

Darryl Hartley-Leonard and Thomas C. Theobald, who have served on the Board for fifteen years, have chosen to retire from their Board service effective at the 2013 Annual Meeting. Darryl and Tom became Directors in connection with the initial public offering in 1997 of our predecessor company, LaSalle Partners Incorporated, and then were engaged in our transformative and visionary merger with the Jones Lang Wootton companies in 1999. We are deeply grateful for their extraordinary dedication to the firm and confident that our shareholders have benefitted from their wisdom, energetic commitment and unfailing integrity.

Lauralee Martin, formerly our Chief Operating and Financial Officer who has assumed the role of Chief Executive Officer for our Americas business segment, has elected not to stand for re-election to the Board in order to focus her attention on her new responsibilities and consistent with her colleagues who lead our other principal business segments. We look forward to continuing to work with Lauralee and remain fortunate to have her on our Global Executive Committee.

We are pleased that Kate S. Lavelle has been nominated for election at the 2013 Annual Meeting to fill one of the vacancies. She was the Chief Financial Officer for Dunkin' Brands, Inc. for a number of years and before that the Global Senior Vice President for Finance and Chief Accounting Officer for the LSG Sky Chefs subsidiary of Lufthansa Airlines. Kate will bring additional financial and operations acumen and international experience to an already strong Board of Directors.

Your vote is very important to us. This year, we are again voluntarily furnishing proxy materials to our shareholders on the Internet rather than mailing printed copies to each shareholder. This serves our environmental goals and also saves us significant postage, printing and processing costs. Whether or not you plan to attend the Annual Meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card to submit your vote by mail if you prefer. If you attend the Annual Meeting, you may vote your shares in person even if you have previously given your proxy.

We anticipate that we will mail the Notice of Internet Availability of Proxy Materials to our shareholders on or about April 19, 2013. The proxy materials we are furnishing on the Internet include our 2012 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2012.

We appreciate your continued interest in our Company.

Sheila A. Penrose
Chairman of the Board of Directors

Colin Dyer
Chief Executive Officer and President

Jones Lang LaSalle Incorporated

200 East Randolph Drive
CHICAGO, ILLINOIS 60601

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS
To Be Held Thursday, May 30, 2013

The 2013 Annual Meeting of Shareholders of Jones Lang LaSalle Incorporated will take place on Thursday, May 30, 2013, beginning at 1:00 p.m., local time, at the Jones Lang LaSalle office located at One Front Street, Suite 1100, San Francisco, California.

The Annual Meeting will have the following purposes:

1. To elect nine Directors to serve one-year terms until the 2014 Annual Meeting of Shareholders and until their successors are elected and qualify;

2. To approve, by non-binding vote, executive compensation ("say-on-pay"); and

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Our Board of Directors has fixed the close of business on Monday, March 18, 2013 as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. We will permit only shareholders, or persons holding proxies from shareholders, to attend the Annual Meeting.

By Order of the Board of Directors

Mark J. Ohringer
Corporate Secretary

April 19, 2013

YOUR VOTE IS VERY IMPORTANT. ANY SHAREHOLDER MAY ATTEND THE ANNUAL MEETING IN PERSON. IN ORDER FOR US TO HAVE THE QUORUM NECESSARY TO CONDUCT THE ANNUAL MEETING, WE ASK THAT SHAREHOLDERS WHO DO NOT INTEND TO BE PRESENT AT THE ANNUAL MEETING IN PERSON GIVE THEIR PROXY OVER THE INTERNET OR BY TELEPHONE. IF YOU PREFER, YOU MAY ALSO REQUEST A PAPER PROXY CARD TO SUBMIT YOUR VOTE BY MAIL. YOU MAY REVOKE ANY PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING.

PROXY SUMMARY

Below are highlights of important information you will find in this Proxy Statement. As it is only a summary, please review the complete Proxy Statement and our 2012 Annual Report before you vote.

JONES LANG LASALLE 2012 COMPANY HIGHLIGHTS

2012 Perspectives: Record Revenue and Strengthened Market Positions

The Company finished 2012 with a strong fourth quarter performance within challenging and dynamic global business conditions. Although we sometimes faced stagnant markets, we continued to grow revenues and profits by:

- Expanding market shares;
- Retaining and enhancing existing client relationships;
- Securing important new client relationships; and
- Driving productivity improvements.

The total return to holders of our common stock (including dividends) was 37% in 2012. As the cumulative total shareholder return table in our 2012 Annual Report on Form 10-K indicates, **over the past five years our total return to shareholders (which takes into account reinvestment of dividends) was 32% higher than our peer group and 12% higher than the S&P 500 Index.**

Among our financial and operational highlights for 2012, the Company:

- **Recognized record revenue of $3.9 billion**, a 10% increase over 2011 and 34% over 2010.
- **Generated adjusted net income of $245 million**, 14% higher than 2011 and 48% higher than 2010.
- **Maintained our investment-grade balance sheet** throughout the year and continued to realize benefits from low interest expense. During the fourth quarter, we issued to a diverse group of investors $275 million of 4.4% senior notes with a ten-year maturity, thereby strengthening our liquidity and broadening the sources of our financing. Outstanding debt on our $1.1 billion long-term credit facility was $169 million at year-end, compared to $463 million at the same time in 2011. The Company's strong balance sheet continues to serve as a competitive differentiator.
- **Completed four acquisitions** that expanded our capabilities in key regional markets: (1) Australia tenant representation, (2) California industrial sales and leasing, (3) Singapore residential and (4) U.S. multifamily brokerage.
- **Extended our position as leading provider of real estate services to large corporate occupiers,** winning 48 new outsourcing assignments, expanding our relationships with 39 clients and renewing 47 contracts.
- In total revenue terms, **expanded our leading market positions in each of EMEA and Asia-Pacific** over the next largest competitor.
- Through LaSalle, **generated $23 million of incentive fees as the result of positive performance for clients and $24 million of equity earnings.**

During 2012, we continued to win numerous awards that reflected the quality of the services we provide to our clients, the integrity of our people and our desirability as a place to work, including:

- For the fifth consecutive year, one of the **World's Most Ethical Companies** by the Ethisphere Institute
- **Global Outsourcing 100** – International Association of Outsourcing Professionals
- **Best Global Investment Manager**, LaSalle Investment Management – Euromoney
- **General Motors** Supplier of the Year Award
- **United Health Care** Apex Award

- **United States Postal Service** Supplier Innovation Award
- **#1 Overall Real Estate Advisor in Asia Pacific** – Euromoney
- **Property Consultant of the Year** – UK Health Investor Awards
- **Consultant of the Year: Russia** – Commercial Real Estate Awards
- 50 Out-Front Companies for **Diversity Leadership** – Diversity MBA Magazine
- Vista **Award for New Construction** – American Society for Healthcare Engineering
- 2012 **Energy Star Sustained Excellence Award** – U.S. Environmental Protection Agency

Stock and Financial Performance

The following table presents key financial data for each of the last three fiscal years, all as of each year end.

($ in thousands, except share data)	*2010*	*2011*	**2012**
Revenue	$2,925,613	3,584,544	**3,932,830**
Total operating expenses	2,664,955	3,333,339	**3,643,427**
Operating income	260,658	251,205	**289,403**
Net income (loss) available to common shareholders	153,524	163,997	**207,556**
Diluted earnings (loss) per common share	3.48	3.70	**4.63**
EBITDA*	319,937	338,807	**390,783**
Total Assets	3,349,861	3,932,636	**4,351,499**
Total Debt	226,200	528,091	**476,223**
Total Liabilities	1,777,926	2,238,256	**2,392,243**
Total Shareholders' Equity	1,568,931	1,691,129	**1,951,183**
Cash Dividends Paid	8,961	13,484	**18,219**

The above information is qualified in its entirety by the more detailed and complete information in our Annual Report on Form 10-K for the year ended December 31, 2012.

*EBITDA represents earnings before interest expense, net of interest income, income taxes, depreciation and amortization. Although EBITDA is a non-GAAP financial measure, EBITDA is used extensively by management and is useful to investors and lenders as a metric for evaluating operating performance and liquidity. However, EBITDA should not be considered as an alternative either to net income or net cash provided by operating activities, both of which are determined in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). A reconciliation of our EBITDA to net income and net cash provided by operating activities is contained in ITEM 6, Selected Financial Data, in our Annual Report on Form 10-K for the year ended December 31, 2012.

Corporate Governance and Facts

Our mission as an organization is to deliver exceptional strategic, fully integrated services, best practices and innovative solutions for real estate owners, occupiers, investors and developers worldwide. In order to achieve our mission, we realize we must establish and maintain an enterprise that will sustain itself over the long-term for the benefit of all of its stakeholders—clients, shareholders, employees, suppliers and communities, among others. Accordingly we have committed ourselves to effective corporate governance that reflects best practices and the highest level of business ethics. To that end, and as the result of our shareholder engagement efforts, over the past years we have adopted the following significant corporate governance policies and practices:

Significant Majority of Independent Directors
Separate Non-Executive Chairman of the Board and Chief Executive Officer Roles
Highly Diverse Board (as to gender, ethnicity and experience)
Annual Election of All Directors
Annual Shareholder "Say-on-Pay" Vote for Executive Compensation
Majority Voting for Directors
Independent Directors Meet Without Management Present at Each In-Person Meeting
Company Code of Business Ethics Applicable to Directors
Right of Shareholders Owning 30% of Outstanding Shares to Call a Special Meeting of Shareholders for any Purpose
Annual Evaluation of Board Effectiveness by Senior Management
Annual Board and Committee Self-Evaluation
Stewardship Compensation Program for Directors, with No Separate Meeting Fees
Two-Thirds of Board Retainer Compensation is in Company Shares
No Perquisites to Board Members
Minimum Shareholding Requirement for Directors
Policy Against Pledging and Hedging Company Stock
Board Orientation / Education Program
Corporate Compliance Program
Disclosure Committee for Financial Reporting
Required Approval by the Nominating and Governance Committee for any Related-Party Transactions
Company Makes Negligible Political Contributions
Regular Succession Planning for Both Management and Board
Directors Not "Over-Boarded"

Objectives of Executive Compensation

The principal objectives of the Compensation Committee of our Board of Directors are to (1) align the compensation of each member of our Global Executive Committee with the Company's short-term and long-term performance, (2) provide incentives for driving and meeting the Company's strategic goals and (3) help attract and retain the leaders who will be crucial to the Company's long-term success and ultimate sustainability.

We compensate the members of our Global Executive Committee using the following principal elements:

Element	Type
Cash	Base salary Annual incentive based on short-term performance, a certain portion of which is mandated to be paid in restricted stock with time-based vesting
Annual Long-Term Incentive Compensation	Long-term incentive plans based on performance over multi-year periods, paid both in deferred cash and restricted stock with time-based vesting CEO performance incentive and retention plan
Retirement	Same as for employees generally (401(k) match in the U.S. and standard plans in other countries)

We do not provide any significant perquisites. Our Board of Directors has decided that restricted stock grants made to our senior executives in 2013 and beyond under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

SHAREHOLDER VOTING MATTERS

Summary of Shareholder Voting Matters

Voting Proposal	Board Voting Recommendation
Proposal 1: Election of Directors	***FOR*** each nominee listed below
Proposal 2: Non-Binding "Say-on-Pay" Vote Approving Executive Compensation	***FOR***
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm	***FOR***

OUR DIRECTOR NOMINEES

Our Nominees for Election to the Board of Directors at the 2013 Annual Meeting

Name	Age	Director Since	Position	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee	Other Current Public Boards
Hugo Bagué	52	2011	Group Executive Organisational Resources, Rio Tinto plc	Yes	-	Yes	Yes	-
Colin Dyer	60	2004	Chief Executive Officer and President, Jones Lang LaSalle Incorporated	No	-	-	-	-
Dame DeAnne Julius	64	2008	Retired Chairman, Royal Institute of International Affairs	Yes	Yes	Yes	Yes	1
Kate S. Lavelle	47	First Time Nominee	Retired Chief Financial Officer, Dunkin' Brands, Inc.	Yes	-	-	-	1
Ming Lu	54	2009	Partner, KKR & Co., L.P.	Yes	-	Chairman	Yes	-
Martin H. Nesbitt	50	2011	Co-Chief Executive Officer, The Vistria Group, LLC	Yes	Yes		Yes	1
Sheila A. Penrose	67	2002; Chairman Since 2005	Chairman of the Board, Jones Lang LaSalle Incorporated	Yes	Yes	Yes	Chairman	1
David B. Rickard	66	2007	Retired Chief Financial Officer and Chief Administrative Officer, CVS Caremark Corporation	Yes	Chairman; Audit Committee Financial Expert	-	Yes	2
Roger T. Staubach	71	2008	Executive Chairman, Americas, Jones Lang LaSalle Incorporated	No	-	-	-	3

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS

Table of Contents

ITEM	PAGE
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING	1
DIRECTORS AND CORPORATE OFFICERS	7
Biographical Information; Composition of the Board of Directors	7
Current Non-Executive Directors	8
Nominee Who Is Not Currently A Non-Executive Director	10
Current Directors Who Are Also Corporate Officers	10
Additional Corporate Officers	11
Section 16 Reporting Officers	14
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS	15
Information about the Board of Directors and Corporate Governance	16
Director Independence	16
Review of Relationships and Related Transactions	16
Non-Executive Chairman of the Board; Lead Independent Director	17
Director Orientation and Continuing Education	18
Annual Board Self-Assessments and Senior Management Assessments	18
Policy on Trading Stock; Policy Against Pledging or Hedging Company Stock	18
Board Meetings During 2012	18
Standing Board Committees	19
The Audit Committee	19
The Compensation Committee	20
The Nominating and Governance Committee	22
The Board's Role in Enterprise Risk Oversight	23
Nominations Process for Directors	24
Majority Voting for Directors	25
Calling for Special Shareholders' Meetings	26
Non-Executive Director Compensation	26
Non-Executive Director Stock Ownership	29
Attendance by Members of the Board of Directors at the Annual Meeting of Shareholders	30
Communicating with Our Board of Directors	30
EXECUTIVE COMPENSATION	31
Compensation Discussion and Analysis	31
Compensation Committee Report	62
Compensation Tables	63
COMMON STOCK SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	79
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	80
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	80
INFORMATION ABOUT THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	83
AUDIT COMMITTEE REPORT	84
THREE PROPOSALS TO BE VOTED UPON AT THE ANNUAL MEETING	85
PROPOSAL 1:—ELECTION OF NINE DIRECTORS	85
PROPOSAL 2:—NON-BINDING "SAY-ON-PAY" VOTE APPROVING EXECUTIVE COMPENSATION	88
PROPOSAL 3:—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	89
PROXY DISTRIBUTION AND SOLICITATION EXPENSE	90

Jones Lang LaSalle Incorporated

200 East Randolph Drive
CHICAGO, ILLINOIS 60601

PROXY STATEMENT

2013 Annual Meeting of Shareholders

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

Q: Why am I receiving these materials?

A: The Board of Directors (the ***Board***) of Jones Lang LaSalle Incorporated, a Maryland corporation (***Jones Lang LaSalle***, which may sometimes be referred to as the ***Company*** or as ***we***, ***us*** or ***our***), is providing these proxy materials to you in connection with the Company's 2013 Annual Meeting of Shareholders (including any adjournments or postponements, the ***Annual Meeting***). The Annual Meeting will take place at 1:00 p.m. local time, on Thursday, May 30, 2013, at the Jones Lang LaSalle office located at One Front Street, Suite 1100, San Francisco, California. We first released this proxy statement (***Proxy Statement***) to our shareholders on or about April 19, 2013.

As one of our shareholders, you are invited to attend the Annual Meeting. You are also entitled to vote on each of the matters we describe in this Proxy Statement.

A ***proxy*** is the legal designation you give to another person to vote the shares of stock you own. If you designate someone as your proxy in a written document, that document is called a ***proxy card***. We have designated two of our officers as proxies for our Annual Meeting: Colin Dyer and Mark J. Ohringer. We are asking you to designate each of them separately as a proxy to vote your shares on your behalf.

Q: Why is the Company making these materials available over the Internet rather than mailing them?

A: Under the "Notice and Access Rule" that the United States Securities and Exchange Commission (the ***SEC***) has adopted, we may furnish proxy materials to our shareholders on the Internet rather than mailing printed copies of those materials to each shareholder. This helps us meet our environmental goals and it will save significant postage, printing and processing costs. If you received a Notice Regarding the Availability of Proxy Materials (***Notice of Internet Availability***) by mail, you will not receive a printed copy of our proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you about how to (1) access and review our proxy materials on the Internet and (2) access your proxy card to vote on the Internet or by telephone.

We anticipate that we will mail the Notice of Internet Availability to our shareholders on or about April 19, 2013.

Q: How can I have printed copies of the proxy materials mailed to me?

A: If you received a Notice of Internet Availability by mail and you would prefer to receive a printed copy of our proxy materials, including a paper proxy card, please follow the instructions included in the Notice of Internet Availability.

Q: What information does this Proxy Statement contain?

A: The information in this Proxy Statement relates to (1) the proposals on which our shareholders will vote at the Annual Meeting and (2) the voting process. It includes the information about our Company that we are required to disclose as the basis for your decision about how to vote on each proposal.

Q: What other information are you furnishing with this Proxy Statement?

A: Our 2012 Annual Report, which includes our annual report on Form 10-K for the year ended December 31, 2012, has been made available on the Internet to all shareholders entitled to vote at the Annual Meeting and who received the Notice of Internet Availability. You may also view our 2012 Annual Report and this Proxy Statement at ***www.jll.com*** in the "Investor Relations" section.

You may obtain a paper copy of our 2012 Annual Report and this Proxy Statement without charge by writing the Jones Lang LaSalle Investor Relations Department at 200 East Randolph Drive, Chicago, Illinois 60601, or by calling +1.312.228.2430.

Q: What items of business will be voted on at the Annual Meeting?

A: The three items of business scheduled to be voted on at the Annual Meeting are:

- ***Proposal 1:*** The election of nine Directors to serve one-year terms until the 2014 Annual Meeting of Shareholders;
- ***Proposal 2:*** Approval, by non-binding advisory vote, of executive compensation ("say-on-pay"); and
- ***Proposal 3:*** Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Q: How does the Board recommend that I vote?

A: Our Board recommends that you vote your shares as follows:

- **FOR** each of the nine nominees to the Board;
- **FOR** the non-binding advisory "say-on-pay" vote approving executive compensation; and
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2013.

Q: What shares may I vote?

A: Only shareholders of record of Jones Lang LaSalle's Common Stock, $0.01 par value per share (the ***Common Stock***), at the close of business on Monday, March 18, 2013 (the ***Record Date***), are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock is entitled to one vote on all matters voted upon by shareholders and is entitled to vote for as many persons as there are Directors to be elected. Based on the information we have received from Computershare, our transfer agent and stock registrar, there were 44,084,047 voting shares of Common Stock outstanding on the Record Date. The shares of our Common Stock are held in approximately 396 registered accounts. According to Broadridge Investor Communications, those registered accounts represent approximately 48,545 beneficial owners (which we believe includes the number of individual holders in certain mutual funds that hold our shares).

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Most Jones Lang LaSalle shareholders hold their shares through a broker or other nominee rather than directly in their own names. There are some distinctions between (1) shares you hold of record in your own name and (2) those you own beneficially through a broker or nominee, as follows:

Shareholder of Record

If your shares are registered directly in your name with Jones Lang LaSalle's stock registrar, Computershare, then with respect to those shares we consider you to be the shareholder of record. As a shareholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting.

Beneficial Owner

If you hold shares in a brokerage account or by a trustee or another nominee, then we consider you to be the beneficial owner of shares held "in street name," and we are furnishing these proxy materials to you through your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and we are also inviting you to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided instructions to you on how to vote your shares.

Q: How can I attend the Annual Meeting?

A: You are entitled to attend the Annual Meeting only if you were a Jones Lang LaSalle shareholder as of the close of business on Monday, March 18, 2013 or you hold a valid proxy for the Annual Meeting. You should be prepared to present a photo identification for admittance. In addition, if you are a shareholder of record, we will verify your name against the list of shareholders of record on the Record Date prior to admitting you to the Annual Meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (in street name), you should provide proof of beneficial ownership on the Record Date, such as your most recent account statement prior to March 18, 2013, a copy of the voting instruction card furnished to you, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, we will not admit you to the Annual Meeting.

Q: How can I vote my shares in person at the Annual Meeting?

A: You may vote in person at the Annual Meeting those shares you hold in your name as the shareholder of record. You may vote in person at the Annual Meeting shares you hold beneficially in street name only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. Shareholders may deliver their proxies either:

1. Electronically over the Internet at www.proxyvote.com;

2. By telephone (please see your proxy card for instructions); or

3. By requesting, completing and submitting a properly signed paper proxy card as outlined in the Notice of Internet Availability.

Q: May I change my vote or revoke my proxy?

A: You may change your vote at any time prior to the vote at the Annual Meeting. If you are the shareholder of record, you may change your vote by:

1. Granting a new proxy bearing a later date (which automatically revokes the earlier proxy);

2. Providing a written notice of revocation prior to your shares being voted; or

3. Attending the Annual Meeting and voting in person.

A written notice of revocation must be sent to our Corporate Secretary at the address of our principal executive office, which we provide above. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee or (2) if you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, please contact Broadridge Investor Communications at +1.631.254.7400.

If you need additional copies of this Proxy Statement or voting materials, please contact Broadridge Investor Communications at the number above or the Company's Investor Relations team at +1.312.228.2430.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The quorum requirement for holding the Annual Meeting and transacting business is that holders of a majority of shares of our Common Stock that are issued and outstanding and are entitled to vote must be present in person or represented by proxy.

Q: What is the voting requirement to approve each of the proposals?

A: The Company has established a majority-vote standard for the election of Directors. Accordingly, in order to be elected, each Director must receive at least a majority of the votes cast for him or her by holders of Common Stock entitled to vote at the Annual Meeting. There is no cumulative voting for Directors.

The affirmative vote of a majority of the total number of votes cast by holders of Common Stock entitled to vote at the Annual Meeting will be necessary to (1) approve executive compensation through a non-binding advisory "say-on-pay" vote and (2) ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2013.

Although the advisory vote on executive compensation is non-binding, our Board will review the result of the vote and, consistent with our philosophy of shareholder engagement, will take it into account in making a determination concerning executive compensation in the future.

Q: How are votes counted?

A: For the purpose of determining whether a quorum is present at the Annual Meeting, we will count shares of Common Stock represented in person or by properly executed proxy. We will treat shares which abstain from voting as to a particular matter and broker non-votes (defined below) as shares that are present at the Annual Meeting for purposes of determining whether a quorum exists, but we will not count them as votes cast on such matter.

Accordingly, abstentions and broker non-votes will have no effect in determining whether Director nominees have received the requisite number of affirmative votes.

Abstentions and broker non-votes will also have no effect on (1) the voting with respect to the approval of the non-binding vote on executive compensation or (2) the ratification of the appointment of KPMG LLP.

Brokers holding shares of stock for beneficial owners have the authority to vote on certain "routine" matters, in their discretion, in the event they have not received instructions from the beneficial owners. However, when a proposal is not a "routine" matter and a broker has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the broker may not vote the shares for that proposal.

A "broker non-vote" occurs when a broker holding shares for a beneficial owner signs and returns a proxy with respect to those shares of stock held in a fiduciary capacity, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that matter and has not received instructions from the beneficial owner.

Q: What happens if I sign but do not give specific voting instructions on my proxy?

A: If you hold shares in your own name and you submit a proxy without giving specific voting instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement.

If you hold shares through a broker, trustee or other nominee and do not provide your broker with specific voting instructions, under the rules that govern brokers in such circumstances, your broker will *not* have the authority to exercise discretion to vote your shares with respect to Proposal 1 (election of Directors) or Proposal 2 ("say-on-pay"), but *will* have the authority to exercise discretion to vote your shares with respect to Proposal 3 (ratification of KPMG LLP).

Q: What happens if a Director does not receive a majority of the votes cast for him or her?

A: Under our By-Laws, if a Director does not receive the vote of at least the majority of the votes cast, that Director will promptly tender his or her resignation to the Board. Our Nominating and Governance Committee will then make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board is required to take action with respect to the resignation, and publicly disclose its rationale, within 90 days from the date of the

certification of the election results. If a resignation is not accepted by the Board, the Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. We provide additional details about our majority voting procedures under "Corporate Governance Principles and Board Matters" below.

Q: What should I do if I receive more than one set of voting materials?

A: There are circumstances under which you may receive more than one Notice of Internet Availability. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one Notice. Please vote each different proxy you receive, since each one represents different shares that you own.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and then disclose the final results in a Form 8-K filing with the SEC within four business days after the date of the Annual Meeting.

Q: What is the deadline to propose actions for consideration at next year's Annual Meeting of Shareholders or to nominate individuals to serve as Directors?

A: Shareholder proposals intended to be presented at the 2014 Annual Meeting and included in Jones Lang LaSalle's Proxy Statement and form of proxy relating to that Annual Meeting pursuant to Rule 14a-8 under the Securities and Exchange Act of 1934 (the ***Exchange Act***) must be received by Jones Lang LaSalle at our principal executive office by December 19, 2013.

Our By-Laws require that proposals of shareholders made outside of Rule 14a-8 under the Exchange Act must be submitted to our Corporate Secretary at our principal executive office not later than March 1, 2014 and not earlier than February 1, 2014. In addition, any shareholder intending to nominate a candidate for election to the Board at the 2014 Annual Meeting must give timely written notice to our Corporate Secretary at our principal executive office not later than March 1, 2014 and not earlier than February 1, 2014.

Shareholders may, subject to and in accordance with our By-Laws, recommend director candidates for consideration by the Nominating and Governance Committee. The recommendation must be delivered to our Corporate Secretary, who will forward the recommendation to the Nominating and Governance Committee for consideration.

DIRECTORS AND CORPORATE OFFICERS

Biographical Information; Composition of the Board of Directors

We provide below biographical summaries for each of:

- Our eight current Non-Executive Directors;
- Our three current Directors who are also Corporate Officers;
- A first-time nominee for election as a Non-Executive Director; and
- Our additional Corporate Officers.

Director Qualifications

In the case of each Director who is a nominee for election at the 2013 Annual Meeting, we also provide below under "Three Proposals To Be Voted Upon At The Annual Meeting—*Proposal 1*" a separate Qualifications Statement indicating those specific qualifications, attributes and skills that support his or her membership on our Board of Directors.

Current Board Composition and Prospective Changes; Changes in Corporate Officer Positions

Our Board currently consists of the following eleven members, all of whom served for all of 2012 and through the date of this Proxy Statement:

Hugo Bagué
Colin Dyer
Darryl Hartley-Leonard
DeAnne Julius
Ming Lu
Lauralee E. Martin
Martin H. Nesbitt
Sheila A. Penrose
David B. Rickard
Roger T. Staubach
Thomas C. Theobald

As we previously announced, three of the above Directors will not be standing for re-election at the 2013 Annual Meeting:

Darryl Hartley-Leonard
Lauralee E. Martin
Thomas C. Theobald

Based on the recommendation of the Nominating and Governance Committee, the Board has nominated the following individual for first-time election at the 2013 Annual Meeting:

Kate S. Lavelle

In connection with her assuming the role, effective January 1, 2013, of the Chief Executive Officer of our Americas division, Ms. Martin, who previously served as our Chief Operating and Financial Officer,

has elected not to stand for re-election to the Board consistent with the leaders of our other three principal business segments.

Messrs. Hartley-Leonard and Theobald, who have served as Non-Executive Directors for fifteen years, have elected to retire from the Board effective May 30, 2013, and therefore will not stand for re-election at the 2013 Annual Meeting.

Peter C. Roberts, who previously served as the Chief Executive Officer of our Americas business segment, assumed the role of our Chief Strategy Officer effective January 1, 2013. We look forward to continuing to work with Ms. Martin and Mr. Roberts in their new officer positions.

Current Non-Executive Directors

Hugo Bagué. Mr. Bagué, 52, has been a Director of Jones Lang LaSalle since March 2011. He is a nominee standing for election to our Board at the 2013 Annual Meeting. Since 2007, Mr. Bagué has been a Group Executive for Rio Tinto Organisational Resources with overall responsibility currently for Human Resources, Health, Safety, Environment and Communities, Media Relations, Corporate Communications, Procurement, Information Systems and Technology, Shared Services, and Group Property. Headquartered in the United Kingdom, Rio Tinto plc is a leading international mining and metals group that employs 76,000 people worldwide in over forty countries. Mr. Bagué was previously the global vice president of Human Resources for the Technology Solutions Group of Hewlett Packard Corporation, based in Palo Alto, California. Prior to that he worked for Compaq Computer, Nortel Networks and Abbott Laboratories, based out of Switzerland, France and Germany. Mr. Bagué is a member of the Advisory Council of United Business Institutes in Brussels, Belgium. He received a degree in linguistics and post graduate qualifications in Human Resources and Marketing from the University of Ghent in Belgium.

Darryl Hartley-Leonard. Mr. Hartley-Leonard, 67, has been a Director of Jones Lang LaSalle since July 1997. He has announced he will retire from our Board effective May 30, 2013 and so has elected not to stand for re-election at the 2013 Annual Meeting. Mr. Hartley-Leonard was Chairman and Chief Executive Officer of PGI, Inc., an event and communication agency, from January 1998 until July 2005. He served as Chairman of the Board of Hyatt Hotels Corporation, an international owner and manager of hotels, from 1994 to 1996. From 1986 to 1994, he served as Chief Executive Officer and Chief Operating Officer of Hyatt. Mr. Hartley-Leonard retired from Hyatt in 1996 after 32 years of service. He also serves on the board of directors of LaSalle Hotel Properties, a real estate investment trust. Mr. Hartley-Leonard holds a B.A. from Blackpool Lancashire College of Lancaster University and an honorary doctorate of business administration from Johnson and Wales University.

Dame DeAnne Julius. Dame DeAnne, 64, has been a Director of Jones Lang LaSalle since November 2008. She is a nominee standing for election to our Board at the 2013 Annual Meeting. Dame DeAnne was the Chairman of the Royal Institute of International Affairs, also known as Chatham House, from 2003 through 2012. Founded in 1920 and based in London, Chatham House is a world-leading source of independent analysis, informed debate and influential ideas on how to build a prosperous and secure world. From 1997 to 2001, Dame DeAnne served as a founding member of the Monetary Policy Committee of the Bank of England. Prior to that, she held a number of positions in the private sector, including Chief Economist at each of British Airways PLC and Royal Dutch Shell PLC, and was Chairman of the British Airways Pension Investment Management. She has also served as a senior economic advisor at the World Bank and a consultant to the International Monetary Fund. Dame DeAnne currently serves as an independent non-executive member of each of the board of directors at Roche Holding AG, a global healthcare and pharmaceutical firm, and the board of partners of Deloitte UK, a firm providing audit, consulting, financial advisory, risk management and tax services. She previously served as a non-executive member of the board of directors of BP PLC, one of the world's largest energy companies. Dame DeAnne has a B.S. in Economics from Iowa State University and a Ph.D. in Economics from the University of California. In January 2013 Dame DeAnne was knighted by The Queen of the United Kingdom for her services to international relations.

Ming Lu. Mr. Lu, 54, has been a Director of Jones Lang LaSalle since May 2009. He is a nominee standing for election to our Board at the 2013 Annual Meeting. Mr. Lu joined KKR Asia Limited in 2006 and since 2007 he has been a Partner with KKR & Co., L.P., a leading global alternative asset manager sponsoring and managing funds that make investments in private equity, fixed income and other assets in North America, Europe, Asia and the Middle East. In connection with his KKR position, Mr. Lu is a member of the board of directors of each of MMI Group, a precision engineering company based in Singapore that provides components to the hard disc, oil and gas and aerospace industries, and Masan Consumer Corporation, a leading branded consumer goods company in Vietnam. Prior to joining KKR, Mr. Lu was a Partner at CCMP Capital Asia Pte Ltd (formerly JP Morgan Partners Asia Pte Ltd), a leading private equity fund focusing on investments in Asia, from 1999 to 2006. Before that, he held senior positions at Lucas Varity, a leading global automotive component supplier, Kraft Foods International, Inc. and CITIC, the largest direct investment firm in China. Mr. Lu received a B.A. in economics from Wuhan University of Hydro-Electrical Engineering in China and an M.B.A. from the University of Leuven in Belgium.

Martin H. Nesbitt. Mr. Nesbitt, 50, has been a Director of Jones Lang LaSalle since March 2011. He is a nominee standing for election to our Board at the 2013 Annual Meeting. In January 2013 Mr. Nesbitt became the Co-Chief Executive Officer of The Vistria Group, LLC, a private-equity investment firm. From 2004 until then Mr. Nesbitt had served as President and CEO of PRG Parking Management (known as The Parking Spot), a Chicago-based owner and operator of off-airport parking facilities that he conceived and co-founded in August 2004. Prior to launching The Parking Spot, he was an officer of the Pritzker Realty Group, L.P., the real estate group for Pritzker family interests. Before that, Mr. Nesbitt was a Vice President and Investment Manager at LaSalle Partners, one of the predecessor corporations to Jones Lang LaSalle. He is a member of the board of directors of Norfolk Southern Corporation, one of the premier rail transportation companies in the United States. Mr. Nesbitt is also a Trustee of Chicago's Museum of Contemporary Art and a member of The University of Chicago Laboratory School Board. He is the Treasurer for Organizing for America, the successor organization to Obama for America, a project of the Democratic National Committee, and is the former Chairman of the Board of the Chicago Housing Authority and a former member of Chicago 2016, the board that led Chicago's pursuit of the 2016 Olympics. He has previously been a member of the board of directors of the Pebblebrook Hotel Trust, a real estate investment trust. Mr. Nesbitt has an M.B.A. from the University of Chicago and a Bachelors degree and an honorary doctorate degree from Albion College, Albion, Michigan.

Sheila A. Penrose. Ms. Penrose, 67, has been a Director of Jones Lang LaSalle since May 2002 and has been the Chairman of the Board since January 1, 2005. She is a nominee standing for election to our Board at the 2013 Annual Meeting. Ms. Penrose served as an Executive Advisor to The Boston Consulting Group from January 2001 to December 2007. In September 2000, Ms. Penrose retired from Northern Trust Corporation, a bank holding company and a global provider of personal and institutional financial services, after more than 23 years of service. While at Northern Trust, Ms. Penrose served as President of Corporate and Institutional Services and as a member of the Management Committee. Ms. Penrose is a member of the board of directors of McDonald's Corporation, the world's leading foodservice retailer, and Datacard Group, a supplier of systems for card programs and identity solutions. Ms. Penrose previously served on the board of directors of eFunds Corporation, a provider of integrated information and payment solutions. Ms. Penrose received a Bachelors degree from the University of Birmingham in England and a Masters degree from the London School of Economics. She also attended the Executive Program of the Stanford Graduate School of Business. In 2010, Ms. Penrose was inducted into the Chicago Business Hall of Fame.

David B. Rickard. Mr. Rickard, 66, has been a Director of Jones Lang LaSalle since July 2007. He is a nominee standing for election to our Board at the 2013 Annual Meeting. In December 2009, Mr. Rickard retired from his position as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corporation, the leading provider of prescriptions and related healthcare services in the United States and the operator of over 6,000 CVS pharmacy stores. Prior to joining CVS Caremark in 1999, Mr. Rickard had been the Senior Vice President and Chief Financial Officer for RJR Nabisco Holdings Corporation. He is currently a member of the Board of Directors, and

Chairman of the Audit Committee, of each of Harris Corporation, an international communications and information technology company, and Dollar General Corporation, one of America's largest retailers with over 10,000 stores. Mr. Rickard has a B.A. from Cornell University and an M.B.A. from Harvard Business School. In 2011, Mr. Rickard was inducted into the Financial Executives International CFO Hall of Fame.

Thomas C. Theobald. Mr. Theobald, 75, has been a Director of Jones Lang LaSalle since July 1997. He has announced he will retire from our Board effective May 30, 2013 and so has elected not to stand for re-election at the 2013 Annual Meeting. Mr. Theobald has served as a Partner and Senior Advisor of Chicago Growth Partners LLC, a private equity firm, since September 2004. He previously served as a Managing Director at William Blair Capital Partners from September 1994 to September 2004. From July 1987 to August 1994, Mr. Theobald was Chairman and Chief Executive Officer of Continental Bank Corporation. He currently serves on the board of directors of Ambac Financial Group, Inc., a guarantor of public finance and structured finance obligations, and he has previously served as a member of the Board of Directors of Ventas Inc., a health-care real estate investment trust. Ambac Financial Group, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in November 2010 and has subsequently continued to operate in the ordinary course of business as a "debtor in possession." Mr. Theobald previously served as Chairman of the board of directors of Columbia Funds, a mutual fund complex, and was also previously on the board of directors of Anixter International, a supplier of electrical apparatus and equipment. Mr. Theobald holds an A.B. from the College of the Holy Cross and an M.B.A. from Harvard Business School.

Nominee Who Is Not Currently A Non-Executive Director

Kate S. Lavelle. Ms. Lavelle, 47, is a nominee standing for first-time election to our Board at the 2013 Annual Meeting. She served as the Executive Vice President and Chief Financial Officer of Dunkin' Brands, Inc. from December 2004 until July 2010. With over 16,000 locations in more than 50 countries, Dunkin' Brands is one of the world's leading franchisors of quick service restaurants. Ms. Lavelle served as Global Senior Vice President for Finance and Chief Accounting Officer of LSG Sky Chefs, a wholly owned subsidiary of Lufthansa Airlines providing airline catering on a global basis, from January 2003 until August 2004. Mrs. Lavelle served in various other management positions for LSG Sky Chefs, from March 1998 until January 2003. She began her career at Arthur Andersen LLP where for more than 10 years she served as Senior Audit Manager in charge of administration of audits and other professional engagements. Since January 2012, she has served on the board of directors, and as a member of the audit committee, of Sonic Corp., the largest operator of drive-in restaurants in the United States. From 2005 until July 2007, Ms. Lavelle served as a member of the board of directors of Swift & Company, an American food processing company that was acquired in 2007. She has a B.S. in Management from Tulane University.

The Nominating and Governance Committee identified Ms. Lavelle as a candidate for nomination through a third-party search firm.

Current Directors Who Are Also Corporate Officers

Colin Dyer. Mr. Dyer, 60, has been the President and Chief Executive Officer, and a Director, of Jones Lang LaSalle since August 2004. He is a nominee standing for election to our Board at the 2013 Annual Meeting. Mr. Dyer is currently the Chairman of our Global Executive Committee. From September 2000 to August 2004, he was the founding Chief Executive Officer of the WorldWide Retail Exchange, an Internet-based business-to-business exchange whose members include more than 40 of the world's leading retailers and manufacturers. From 1996 until September 2000, Mr. Dyer was Chief Executive Officer of Courtaulds Textiles plc, an international clothing and fabric company, having served in various management positions with that firm since 1982. From 1978 until 1982, he was a client manager at McKinsey & Company, an international consulting firm. He also previously served on the board of directors, and was the chairman of the audit committee, of Northern Foods plc, a major food supplier to the British retail sector. Mr. Dyer holds a BSc degree from Imperial College in London and an M.B.A. from INSEAD in Fontainebleau, France.

Lauralee E. Martin. Ms. Martin, 62, has been the Chief Executive Officer of the Americas business segment of Jones Lang LaSalle since January 1, 2013. Prior to that she was our Chief Financial Officer since joining the Company in January 2002, and she was appointed to the additional position of Chief Operating Officer in January 2005. She has been a member of our Board of Directors since October 2005. In connection with her taking on the role of CEO, Americas, she has elected not to stand for re-election at the 2013 Annual Meeting. Ms. Martin is currently a member of our Global Executive Committee and has chaired our Global Operating Committee. She served as Executive Vice President and Chief Financial Officer of Heller Financial, Inc., a commercial finance company, from May 1996 to November 2001. Ms. Martin had previously held the positions of Senior Group President, responsible for Heller Financial's Real Estate, Equipment Financing and Small Business Lending groups, and President of its Real Estate group. She was a member of the board of directors of Heller Financial from May 1991 to July 1998. Ms. Martin is a member of the board of directors of each of Kaiser Aluminum, a leading producer of specialty aluminum products for aerospace and high-strength, general engineering and custom automotive and industrial applications, and HCP, Inc., a real estate investment trust focusing on properties serving the healthcare industry. She has previously been a member of the board of directors of each of KeyCorp, a bank holding company, and Gables Residential Trust, a real estate investment trust. Prior to joining Heller Financial in 1986, Ms. Martin held senior management positions with General Electric Credit Corporation. She received a B.A. from Oregon State University and an M.B.A. from the University of Connecticut.

Roger T. Staubach. Mr. Staubach, 71, has been the Executive Chairman, Americas, and a Director, of Jones Lang LaSalle since July 2008. He is a nominee standing for election to our Board at the 2013 Annual Meeting. Mr. Staubach founded The Staubach Company in 1977 and served as its Chairman and Chief Executive Officer until June 2007, when he became its Executive Chairman. The Staubach Company merged with Jones Lang LaSalle in July 2008. A 1965 graduate of the United States Naval Academy with a B.S. degree in Engineering, Mr. Staubach served for four years as a Navy officer. He then joined the Dallas Cowboys professional football team as its Quarterback, from which he retired in March 1980. Mr. Staubach is a member of the board of directors of Cinemark Holdings, Inc., the third largest movie exhibitor in the United States, AMR Corporation, the parent company of American Airlines, and CyrusOne Inc., a global data center services provider. AMR Corporation and certain of its U.S.-based subsidiaries (including American Airlines) filed voluntary petitions for Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of New York on November 29, 2011. Mr. Staubach was also the Chairman of the Host Committee for Super Bowl XLV, which was held in North Texas at the beginning of 2011. He has received numerous honors for his leadership in business, civic, philanthropic and athletic activities, including the 2006 Congressional Medal of Honor "Patriot Award," the Pro Football Hall of Fame, the Heisman Trophy and the 2007 Horatio Alger Award. He has also been inducted into the Texas Business Hall of Fame and named a "Distinguished Graduate" by the United States Naval Academy.

Additional Corporate Officers

Charles J. Doyle. Dr. Doyle, 53, has been the Chief Marketing and Communications Officer of Jones Lang LaSalle since September 2007. From January 2005 until he joined Jones Lang LaSalle, he was the Global Head of Business Development and Marketing with Clifford Chance, an international law firm. From February 1997 to January 2005, he held a range of senior marketing and communications positions, the last of which was as the global marketing and communications director for the largest business division of Accenture, a business consulting, technology and outsourcing firm. He also previously held senior marketing and business development positions with British Telecom, a telecommunications firm, Fujitsu, a technology and information firm, and the UK's nuclear research agency (UKAEA). Dr. Doyle graduated from Glasgow University, where he also received a master's degree in History and English, and he has a doctorate in Modern History from Oxford University.

Mark K. Engel. Mr. Engel, 40, has been the Global Controller of Jones Lang LaSalle since August 2008. From April 2007 to August 2008, he served as our Assistant Global Controller and from November 2004 through March 2007 he was our Director of External Financial Reporting. Prior to that, Mr. Engel served as Controller of the Principal Investments Management business of JPMorgan Chase & Co., Vice

President of Accounting Policy at Bank One Corporation and also held various positions within the audit practice of Deloitte & Touche. Mr. Engel received a B.B.A. in Accountancy from the University of Notre Dame. He is a Certified Public Accountant (inactive).

Alastair Hughes. Mr. Hughes, 47, has been Chief Executive Officer for our Asia Pacific business segment since January 2009. He is a member of our Global Executive Committee. He was previously the Chief Executive Officer for our Europe, Middle East and Africa operating segment from November 2005. From 2000 to 2005, Mr. Hughes was the Managing Director of our English business. He joined Jones Lang Wootton, one of the predecessor entities to Jones Lang LaSalle, in September 1988 and held positions of increasing responsibilities within our Management Services, Fund Management and Capital Markets businesses. Mr. Hughes graduated in Economics from Heriot Watt University in Edinburgh and has a Diploma in Land Economy from Aberdeen University. He is also a member of the Royal Institute of Chartered Surveyors.

Jeff A. Jacobson. Mr. Jacobson, 51, has been Chief Executive Officer of LaSalle Investment Management, Jones Lang LaSalle's investment management business segment, since January 2007. He is a member of our Global Executive Committee. From 2000 through 2006, he was Regional Chief Executive Officer of LaSalle Investment Management's European operations. From 1998 to 2000, Mr. Jacobson was a Managing Director of Security Capital Group Incorporated. During the period between 1986 and 1998, he served in positions of increasing responsibilities with LaSalle Partners, one of the predecessor corporations to Jones Lang LaSalle. Mr. Jacobson graduated from Stanford University, where he received an A.B. in Economics and an A.M. from its Food Research Institute.

James S. Jasionowski. Mr. Jasionowski, 54, has been Executive Vice President, Chief Tax Officer of Jones Lang LaSalle since January 2007. He was Executive Vice President, Director of Tax, from April 2002 to December 2006. From October 2001 to March 2002, he served as Managing Director within the Structured Finance Group of General Electric Capital Corporation. He also served as Executive Vice President and Director of Tax of Heller Financial, Inc., a commercial finance company, from September 1997 through December 2001, and as Vice President and Tax Counsel of Heller Financial from May 1993 through August 1997. Prior to that, he held a variety of positions within the tax practice of KPMG from August 1985 through May 1993, ending as Senior Manager, Tax. He held a variety of positions with Jewel Companies, Inc., from June 1981 through July 1985. Mr. Jasionowski has a B.S. in Accountancy from Northern Illinois University, where he was also a University Scholar, and a J.D. from IIT Chicago Kent College of Law.

David Johnson. Mr. Johnson, 50, has been Executive Vice President, Global Chief Information Officer of Jones Lang LaSalle since November 2004. He served as the Chief Information Officer for the Americas business segment of Jones Lang LaSalle from 1999 to 2004. He joined LaSalle Partners, the predecessor firm to Jones Lang LaSalle, as Head of Technology for the Management Services Group in September 1997. Prior to joining LaSalle Partners, Mr. Johnson served as a practice lead for the Real Estate Operations and Systems Group for PricewaterhouseCoopers in Chicago and New York from 1993 to 1997 and was Manager of Portfolio Performance and Head of Technology for Dreyfus Realty Advisors in New York City from 1990 to 1993. Before joining Dreyfus, he held a variety of positions in the commercial banking industry. Mr. Johnson received a bachelor's degree in mathematics and economics from Ithaca College and an M.B.A. in Finance and Economics from Pace University.

J. Corey Lewis. Mr. Lewis, 41, has been Director of Global Internal Audit of Jones Lang LaSalle since January 2010. He joined Jones Lang LaSalle in 1998 and held a number of accounting and finance roles, including Chief Administrative Officer and Director of Finance for the Tenant Representation group from January 2002 to March 2003 and subsequently as Chief Financial Officer of the Corporate Solutions group in the Americas from March 2003 to May 2006. Mr. Lewis also served as Senior Vice President of Corporate Capital Markets in the Americas region from May 2006 to December 2009. Prior to joining Jones Lang LaSalle, he began his career with Arthur Andersen and subsequently joined McDonald's Corporation, where he held several positions in accounting and finance. Mr. Lewis received an M.B.A.

from the University of Chicago Booth School of Business and earned a B.S. in Accounting from Hampton University.

Patricia Maxson. Dr. Maxson, 54, has been Executive Vice President, Chief Human Resources Officer of Jones Lang LaSalle since April 2012. From December 2007 until she joined Jones Lang LaSalle, she served as Vice President, Human Resources for Merck Research Labs at Merck & Co., Inc. From 1988 to 2007, Dr. Maxson held a variety of positions at Rohm and Haas Co., a specialty chemical company, initially as a chemist in the research organization and moving into human resources in 1999. Immediately prior to joining Merck, she served as the Rohm and Haas Human Resources Director for Europe. Dr. Maxson has a B.S. in Chemistry from Michigan State University, a Ph.D in Chemistry from the University of California, Berkeley, and a M.A. in Clinical Psychology from The Fielding Graduate Institute.

Mark J. Ohringer. Mr. Ohringer, 54, has been Executive Vice President, Global General Counsel and Corporate Secretary of Jones Lang LaSalle since April 2003. From April 2002 through March 2003, he served as Senior Vice President, General Counsel and Secretary of Kemper Insurance Group, Inc., an insurance holding company. Prior to that, Mr. Ohringer served as General Counsel and Secretary of Heller Financial, Inc., a commercial finance company, from September 2000. He previously served as Chief Corporate Counsel and Deputy General Counsel of Heller Financial from March 1999 to September 2000, Associate General Counsel from March 1996 to March 1999, and Senior Counsel from December 1993 to February 1996. Prior to joining Heller Financial, Mr. Ohringer was a Partner at the law firm of Winston & Strawn. In 2012 he was named by Corporate Board Member as one of America's Top General Counsel and in 2011 by the Ethisphere Institute as one of the world's "100 Most Influential People in Business Ethics." Mr. Ohringer has a B.A. in Economics from Yale University and a J.D. from Stanford Law School.

Peter C. Roberts. Mr. Roberts, 52, has been the Chief Strategy Officer of Jones Lang LaSalle since January 1, 2013. Prior to that, he was Chief Executive Officer of our Americas business segment since January 2003. He served as a member of the Jones Lang LaSalle Board of Directors from December 2001 until May 2004. Mr. Roberts is a member of our Global Executive Committee. He was the Chief Operating Officer of Jones Lang LaSalle from January 2002 through December 2002, and he served as Chief Financial Officer from January 2001 through December 2001. Prior to that he served as Managing Director of Jones Lang LaSalle's Tenant Representation Group in North America from December 1996 and then in March 1999 also became that group's Co-President. Mr. Roberts joined our Tenant Representation Group in June 1993 as Vice President and thereafter held the positions of Senior Vice President, Executive Vice President and then Managing Director. He joined Jones Lang LaSalle in 1986. Prior to that, Mr. Roberts worked within the Aerospace and Defense Contractor Group at Morgan Guaranty Trust Company of New York. Mr. Roberts received an A.B. degree from Dartmouth College and an M.B.A. from Harvard Business School.

Joseph J. Romenesko. Mr. Romenesko, 46, has been Executive Vice President, Treasurer of Jones Lang LaSalle since January 2008. He joined Jones Lang LaSalle in November 2000 in the firm's Treasury Department and served as Treasury Manager and Assistant Treasurer prior to becoming Treasurer. From 1992 to 2000, Mr. Romenesko held a variety of positions in the Controller's Department and Treasury Department of Household International. Prior to that, he was a senior consultant in the Tax and Special Services divisions of Arthur Andersen. Mr. Romenesko has a B.S. degree from the University of Denver and a Master of Management degree from the Kellogg Graduate School of Management, Northwestern University. He is a Certified Public Accountant.

Christian Ulbrich. Mr. Ulbrich, 46, has been the Chief Executive Officer for our Europe, Middle East and Africa business segment since January 2009. He is a member of our Global Executive Committee. From April 2005 through December 2008, he was the Managing Director of Jones Lang LaSalle's German business and member of the Board for our Europe, Middle East and Africa region. Prior to that, Mr. Ulbrich was the Chief Executive Officer of the HIH group of companies headquartered in Hamburg, Germany and part of M.M. Warburg Bank. For the ten years prior to that, he held various positions within

German and international banks. Mr. Ulbrich has a Diplom Kaufmann degree in Business Administration from the University of Hamburg.

Section 16 Reporting Officers

Effective January 1, 2013, we have designated the following Corporate Officers as "Executive Officers" for purposes of reporting under Section 16 of the Securities Exchange Act of 1934:

Charles J. Doyle
Colin Dyer
Mark K. Engel
Alastair Hughes
Jeff A. Jacobson
Lauralee E. Martin
Patricia Maxson
Mark J. Ohringer
Christian Ulbrich

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Our policies and practices reflect corporate governance initiatives that we believe comply with:

- The listing requirements of the New York Stock Exchange (*NYSE*), on which our Common Stock is traded;
- The corporate governance requirements of the Sarbanes-Oxley Act of 2002, as currently in effect;
- SEC regulations; and
- The General Corporation Law of the State of Maryland, where Jones Lang LaSalle is incorporated.

We maintain a corporate governance section on our public website, ***www.jll.com***, which includes key information about the corporate governance initiatives that are set forth in our:

- Articles of Incorporation;
- By-Laws;
- Corporate Governance Guidelines;
- Charters for each of the three standing Committees of our Board of Directors described below;
- Statement of Qualifications of Members of the Board of Directors; and
- Code of Business Ethics.

We will make any of this information available in print to any shareholder who requests it in writing from our Corporate Secretary at the address of our principal executive office set forth above.

The Board of Directors regularly reviews corporate governance developments and modifies our By-Laws, Guidelines and Committee Charters accordingly. Our Code of Business Ethics applies to all employees of the Company, including all of our executive officers, as well as to the members of our Board of Directors.

Jones Lang LaSalle is committed to the values of effective corporate governance and the highest ethical standards. We believe that these values will promote the best long-term performance and sustainability of the Company for the benefit of our shareholders, clients, staff and other constituencies. To this end, over the past years we have adopted the following significant corporate governance policies and practices:

- Annual elections of all Directors;
- Annual "say on pay" votes by shareholders with respect to executive compensation;
- Right of shareholders owning 30% of the outstanding shares of our Common Stock to call a special meeting of shareholders for any purpose;
- Majority voting in Director elections;

- Separation of the Chairman and CEO roles, with our Chairman serving as the Lead Independent Director;
- Required approval by the Nominating and Governance Committee of any related-party transactions;
- Executive session among the Non-Executive Directors at each in-person meeting;
- Director orientation and continuing education program; and
- Annual self-assessment by the Board and each of its Committees, and an annual assessment of the Board by senior management.

Information about the Board of Directors and Corporate Governance

The Board, whose members our shareholders elect annually, is the ultimate decision-making body of the Company except with respect to those matters reserved to the shareholders either by applicable law, our Articles of Incorporation or our By-Laws. The Board elects the Chairman of the Board, the Chief Executive Officer and certain other members of the senior management team. Senior management is responsible for conducting the Company's business under the oversight of the Board to enhance the long-term value of the Company for the benefit of its shareholders. The Board acts as an advisor and counselor to the Company's senior management and monitors the establishment of its corporate strategy and its performance relative to its strategic goals.

Director Independence

A majority of our Board consists of independent Directors. All of the members of the Audit, Compensation and Nominating and Governance Committees of our Board are independent Directors. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with the Company. The Board observes all criteria for independence and experience established by the NYSE (including Rule 303A in its Listed Company Manual) and by other governing laws and regulations.

The Board has determined that Hugo Bagué, Darryl Hartley-Leonard, Dame DeAnne Julius, Ming Lu, Martin H. Nesbitt, Sheila A. Penrose, David B. Rickard and Thomas C. Theobald, all of whom are current members of our Board, as well as Kate S. Lavelle, who is a nominee for first-time election to the Board at the 2013 Annual Meeting, are independent according to the criteria we describe above. These are the Directors we describe in this Proxy Statement as being ***Non-Executive Directors*** (meaning Directors we do not otherwise employ as Corporate Officers).

Review of Relationships and Related Transactions

The Board regularly reviews any relationships that a Director may have with the Company (other than solely in his or her role as a member of the Board), including how any such relationships may impact his or her independence in the case of Non-Executive Directors.

After a review of the written responses from our Directors to inquiries from the Company, and based on the Company's records, the only such relationships of which we are aware with respect to our Directors are the matters we specifically disclose below under "Certain Relationships and Related Transactions" with respect to (1) Ms. Penrose, the Chairman of the Board and a current Non-Executive Director, (2) Mr. Theobald, a current Non-Executive Director, and (3) Mr. Staubach, a member of Company management who is therefore not an independent Director.

With respect to Ms. Penrose, the relationship involves her position as the Co-Chairman and participating instructor of the Corporate Leadership Center (the ***CLC***), for which she receives an annual retainer in a fixed amount determined by the Board of Directors of that organization. The CLC is a not-for-profit business and academic forum that provides development courses for corporate leaders through two principal programs, *CEO Perspectives* and *Leading Women Executives*. Jones Lang LaSalle has paid for the cost of certain of our executives to attend CLC programs in the past and anticipate we will do so in the future. Such costs are on the same terms and conditions available to participants from other companies, and Ms. Penrose's compensation from the CLC does not change as the result of, or depend upon, the participation of our executives. The amounts involved are immaterial to each of the Company, the CLC and Ms. Penrose.

With respect to Mr. Theobald, the relationship involves his personal investments in two different vehicles, one of which provides co-investment capital to certain funds sponsored by our LaSalle Investment Management business and the second of which offers an equity participation in certain real estate projects being developed by our Spaulding & Slye Investments operation and was made generally available to a group of management individuals within our Americas business. Mr. Theobald made each of his investments on the same terms and conditions available to other similarly situated investors. Moreover, neither investment involves an amount of money that is material from a financial standpoint either to Mr. Theobald individually or to the Company. Therefore, the Board believes that the relationship does not constitute a material relationship with the Company that detracts from Mr. Theobald's independence.

We provide more information about the above transactions under the caption "Certain Relationships and Related Transactions" below.

Non-Executive Chairman of the Board; Lead Independent Director

Since January 1, 2005, Ms. Penrose, a Non-Executive Director, has held the role of the Chairman of the Board. The Board has determined that Ms. Penrose will also serve as the Lead Independent Director of the Board for purposes of the NYSE's corporate governance rules.

In her role as Chairman of the Board, Ms. Penrose's duties include the following:

- Chair Board meetings and encourage constructive engagement and open communications;
- Preside over regularly scheduled executive sessions of our Non-Executive Directors;
- Coordinate the activities of, and facilitate communications among, our Non-Executive Directors;
- Chair our annual shareholders' meetings;
- Establish each Board meeting agenda, consulting with the Chief Executive Officer and General Counsel, and ensure that the agenda and materials are complete, timely and address the key priorities of the Company and its Board;
- Represent the Company with clients and shareholders as required;
- Act as a mentor and confidant to the Chief Executive Officer in support of his successful performance, attend internal Company meetings as required and encourage direct communications between the Chief Executive Officer and individual members of the Board; and
- Maintain regular and open dialogue with Board members between meetings.

The Board considers the election of a Chairman annually, immediately following each Annual Meeting of Shareholders. In May 2012 the Board extended the term of Ms. Penrose's appointment to the date of the 2013 Annual Meeting of Shareholders, at which time the Board will re-evaluate whether to further extend her appointment.

The Board has determined that each person who serves as Chairman of the Board from time to time, if that person is independent, will automatically also serve as a member of each of the Board's Committees, although not necessarily as its Chairman.

Our leadership structure separates our Chief Executive Officer and Chairman of the Board positions and makes the latter our Lead Independent Director. We believe this approach, which corporate governance experts generally view as the best practice, is useful and appropriate for a complex and global organization such as ours.

Director Orientation and Continuing Education

We provide Directors who join our Board with an initial orientation about the Company, including our business operations, strategy, policies and governance. We then provide all of our Directors with resources and on-going education opportunities to assist them in staying current about developments in corporate governance and critical issues relating to the operation of public company boards and their committees. We actively participate in various professional organizations, such as Corporate Board Member and the Business Ethics Leadership Alliance, that provide training opportunities and information about best practices in corporate governance and business ethics. Our Board also visits Company offices in different cities as part of its regularly scheduled Board meetings, and typically this includes sessions with management, staff and clients.

Annual Board Self-Assessments and Senior Management Assessments

Our Board annually conducts a written self-evaluation (with anonymous responses permitted) to determine whether it and its Committees are functioning effectively and how they might enhance their effectiveness. As part of this process, (1) our Chairman of the Board also engages in individual discussions with each Board member about his or her views and (2) the Chairman of our Compensation Committee solicits input from the Board members about the leadership by the Chairman of the Board. Additionally, our Board solicits input (also on an anonymous basis) from the members of senior management who regularly interact with the Board in order to determine management's view about how effectively the Board interacts with the Company and oversees its strategies and execution. The Board members review and discuss the responses to both of these surveys, and the Chairman provides senior management with responsive feedback.

Policy on Trading Stock; Policy Against Pledging or Hedging Stock

We have a policy that all Directors, the Corporate Officers listed in this Proxy Statement and certain other designated individuals (1) must pre-clear all trades in Company stock with our General Counsel or Deputy General Counsel and (2) may not trade during designated "blackout periods" except under approved SEC Rule 10b5-1 trading plans.

We also generally prohibit Directors and Corporate Officers from engaging in hedging or pledging transactions involving our stock.

Board Meetings During 2012

The full Board of Directors held four in-person meetings and two telephonic meeting during 2012. Each Director who held such position during 2012 attended, in aggregate, at least 75% of all meetings

(including teleconferences) of the Board and of any Committee on which such Director served. Our Non-Executive Directors meet in executive session without management participation during every in-person Board meeting.

Standing Board Committees

Our Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The following table identifies:

1. The current members of each of the Committees, all of whom are independent Non-Executive Directors;

2. The Director who currently serves as the Chairman of each Committee; and

3. The number of meetings each Committee held during 2012.

Current Committee Membership and Number of Meetings During 2012

Director Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Hugo Bagué		x	x
Darryl Hartley-Leonard	x		x
Dame DeAnne Julius	x	x	x
Ming Lu		Chairman*	x
Martin H. Nesbitt	x		x
Sheila A. Penrose	x	x	Chairman
David B. Rickard	Chairman		x
Thomas C. Theobald		x*	x
Number of Meetings During 2012 (Including Teleconferences):	9	6	4

* Mr. Theobald served as the Chairman of the Compensation Committee until he voluntarily elected to resign such position effective August 15, 2012, as of which date the Board of Directors elected Mr. Lu to be the Chairman of the Compensation Committee. Mr. Theobald thereafter remained a member of the Committee.

In order to get the benefit of their additional perspectives, we invite Non-Executive Directors who are not members of a given Committee to attend all meetings of each Committee, although they are not obligated to do so. We also provide them access to all Committee materials for their information.

The Audit Committee

Messrs. Rickard (Chairman), Hartley-Leonard and Nesbitt, Dame DeAnne Julius and Ms. Penrose served as members of our Audit Committee during the entire year of 2012.

Under the terms of its Charter, the Audit Committee acts on behalf of the Board to monitor (1) the integrity of the Company's financial statements, (2) the qualifications and independence of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function and of its independent registered public accounting firm and (4) compliance by the Company with certain legal and regulatory requirements. In fulfilling its responsibilities, the Audit Committee has the full authority of the Board to, among other things:

- Appoint or replace the independent registered public accounting firm, which reports directly to the Audit Committee;

- Maintain oversight of the Company's internal audit function and appoint or replace the Company's senior internal auditing executive, who reports directly to the Audit Committee;
- Pre-approve all auditing services and permitted non-audit services to be performed for the Company by its independent registered public accounting firm;
- Review with management and the independent registered public accounting firm the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, prior to the filing of the Company's Quarterly Reports on Form 10-Q;
- Review with management and the independent registered public accounting firm the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to the filing of the Company's Annual Report on Form 10-K;
- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;
- Discuss with management and the independent registered public accounting firm the Company's internal controls, disclosure controls and procedures and any major issues as to the adequacy of those controls and procedures and any special steps adopted in light of any material control deficiencies;
- Establish procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
- Discuss with management and advise the Board with respect to the Company's policies and procedures regarding compliance with laws and regulations and with the Company's Code of Business Ethics.

See also the report of the Audit Committee set forth in the section headed "Audit Committee Report."

Our Board has determined that each of the members of our Audit Committee is "financially literate" and that at least one of the members has "accounting or related financial management expertise," in each case as required by the NYSE. Our Board has also determined that at least one of the members of the Committee, Mr. Rickard, its Chairman, qualifies as an "audit committee financial expert" for purposes of the applicable SEC rule.

The Compensation Committee

Messrs. Bagué, Lu (Chairman) and Theobald, Dame DeAnne Julius and Ms. Penrose served as members of the Compensation Committee during the entire year of 2012. Mr. Theobald served as Chairman of the Committee until August 15, 2012, at which time he elected to resign as Chairman but remain a member of the Committee. The Board appointed Mr. Lu as Chairman of the Committee effective as of such date.

Under the terms of its Charter, the Compensation Committee acts on behalf of the Board to formulate, evaluate and approve the compensation of the Company's executive officers and to oversee all

compensation programs involving the use of the Company's Common Stock. In fulfilling its responsibilities, the Compensation Committee has the full authority of the Board to, among other things:

- Annually review and approve corporate objectives relevant to the compensation of the Company's Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives and determine and certify his or her compensation levels based on such evaluation;

- Annually review and approve the corporate objectives of the other executive officers of the Company who serve on its Global Executive Committee, which is the most senior internal management committee including our Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer and the leaders of our four principal business segments, certify performance against those goals and approve the compensation of such other executive officers;

- Review and approve any employment contracts, deferred compensation plans, severance arrangements and other agreements (including any change in control provisions that are included) for officers of the Company who serve on its Global Executive Committee and the overall programs under which any such arrangements may be offered to other employees of the Company;

- Retain or terminate, as needed, and approve the fees and other retention terms for, compensation and benefits consultants and other outside consultants or advisors to provide advice to the Committee;

- Discuss the results of the shareholder advisory vote on the compensation paid to our named executive officers; and

- Effectively align compensation opportunities with prudent risk taking and, where required, submit equity and other compensation matters to the Company's shareholders for their approval.

See also the report of the Compensation Committee set forth in the section headed "Compensation Committee Report."

Compensation Committee Interlocks and Insider Participation. There are no Compensation Committee interlocks or insider participation on the Compensation Committee. Certain executive officers attend meetings of the Compensation Committee in order to present information and answer questions of the members of the Compensation Committee.

Relationship Between Compensation Design and Risk-Taking. We periodically consider whether our compensation policies may be reasonably expected to create incentives for our people to take risks that are likely to have a material adverse effect on either our short-term or longer-term financial results or operations. We continue to believe that they do not. We also have not identified historical situations where we believe that our compensation practices drove behaviors or actions that resulted in material adverse effects on our business or prospects.

Broadly speaking, we take two different approaches to compensating our people within the three regions that provide Real Estate Services:

- For predominantly revenue producing positions (such as brokers), we provide minimal base salaries and then commissions or shares in annual incentive pools that directly relate to financial production results according to individual transactions; and

- For positions that are oriented more toward longer-term client relationship businesses (such as in our corporate outsourcing businesses) or that are either player-coach positions (such as positions leading business units, markets or teams) or internal staff positions (such as in marketing or human resources), we provide base salaries and then shares in annual incentive pools that are determined from different combinations of overall corporate or business unit financial results, achievement of key performance indicators on individual client accounts, client survey results and achievement of individual performance goals.

In our LaSalle Investment Management business, we use base salaries and annual incentive pools that relate to overall global performance of the business as well as the achievement of individual objectives relating to specific performance of investments, fund raising and other metrics and activities that support the success of the business. The long-term incentive plan for the senior leadership of the business relates primarily to the strength of cash-flow annuity income rather than incentive fees. Since incentive fees relate to the performance over longer periods of time of investments made for clients, they provide by themselves significant inherent alignment with client interests.

We believe these different approaches are appropriate to their respective circumstances and that they align well with both near-term and longer-term shareholder interests. Straight commissions are restricted to transactions that are completed and therefore do not have significant future risks of negative returns to the firm. Annual incentive pools and longer-term compensation are generally related to the satisfaction of clients and performance of the related business over time, and will be adversely impacted in the event of negative client experiences or relationships or losses to the business relating to unsuccessful strategy or execution.

In the case of our most highly-compensated Executive Officers, we discuss design and risk issues in more detail below as part of our Compensation Discussion and Analysis.

Where we use them, our restricted stock programs have fairly significant vesting periods of up to five years, and therefore are designed to promote behaviors that are in the longer-term interests of our shareholders and stock price. We have also begun to require that certain restricted stock awards to our most highly compensated Executive Officers be retained for another twelve months even after they have fully vested.

The Nominating and Governance Committee

Ms. Penrose (Chairman), Dame DeAnne Julius and Messrs. Bagué, Hartley-Leonard, Lu, Nesbitt, Rickard and Theobald served as members of the Nominating and Governance Committee during the entire year of 2012.

Under the terms of its Charter, the Nominating and Governance Committee acts on behalf of the Board to (1) identify and recommend to the Board qualified candidates for Director nominees for each Annual Meeting of Shareholders and to fill vacancies on the Board occurring between such Annual Meetings, (2) recommend to the Board nominees for Directors to serve on each Committee of the Board, (3) develop and recommend to the Board the Corporate Governance Guidelines and (4) lead the Board in its annual review of the Board's performance. In fulfilling its duties, the Nominating and Governance Committee has the full authority of the Board to, among other things:

- Adopt and periodically review the criteria for the selection of Directors and members of Board Committees and, when necessary, conduct searches for and otherwise assist in attracting highly qualified candidates to serve on the Board, including candidates recommended by shareholders;

- Review the qualifications of new candidates for Board membership and the performance of incumbent Directors;

- Periodically review the compensation paid to Non-Executive Directors for their services as members of the Board and its Committees and make recommendations to the Board for any appropriate adjustments;

- Periodically review and bring to the attention of the Board current and emerging trends in corporate governance issues and how they may affect the business operations of the Company;

- Periodically review the structure, size, composition and operation of the Board and each Committee of the Board and recommend Committee assignments to the Board, including rotation, re-assignment or removal of any Committee member; and

- Oversee and periodically review the orientation program for new Directors and continuing education programs for existing Directors.

The Board's Role in Enterprise Risk Oversight

Successful management of any organization's enterprise risks is critical to its long-term sustainability. The Board and its Committees take active roles in overseeing management's identification and mitigation of the Company's enterprise risks. The Audit Committee focuses on the process by which management continuously identifies its enterprise risks and monitors the mitigation efforts that have been established. The Board focuses on substantive aspects of management's evaluation of the Company's enterprise risks and the efforts it is taking to avoid and mitigate them. Each of the Compensation Committee and the Nominating and Governance Committee also monitors and discusses with management those risks that are inherent in the matters that are within each such Committee's purview.

As a standing agenda item for its quarterly meetings, the Audit Committee discusses with management the process that has been followed in order to establish an enterprise risk management report. This report reflects (1) the then current most significant enterprise risks that management believes the Company is facing, (2) the efforts management is taking to avoid or mitigate the identified risks and (3) how the Company's internal audit function proposes to align its activities with the identified risks. The management representatives who regularly attend the Audit Committee meetings and participate in the preparation of the report and the discussion include our (1) Chief Financial Officer, (2) General Counsel and (3) Director of Internal Audit, each of whom is also a liaison to our Global Operating Committee, which is the internal management committee that is responsible for overseeing our enterprise risk management process. At the Audit Committee meetings, the Director of Internal Audit reviews with the Committee how the report has informed the decisions about what aspects of the Company that Internal Audit will review as part of its regular audit procedures, as well as how various programmatic activities by Internal Audit have been influenced by the conclusions drawn in the report.

The enterprise risk management report is provided to the full Board as a regular part of the materials for its quarterly meetings. At those meetings, the Board asks questions of management about the conclusions drawn in the enterprise risk management report and makes substantive comments and suggestions. Additionally, during the course of each year, the Audit Committee (or sometimes the full Board) meets directly on one or multiple occasions with the senior-most leaders of our critical corporate functions, including Finance, Accounting, Information Technology, Human Resources, Tax, Legal and Compliance, Professional Standards, Sustainability and Insurance, to consider, among other topics, the enterprise risks those internal organizations face and how they are managing and addressing them. At each Board meeting, the Chairman of our Audit Committee reports to the full Board on the activities of the Audit Committee, including with respect to its oversight of the enterprise risk management process.

As a regular part of its establishment of executive compensation, the Compensation Committee considers how the structuring of our compensation programs will affect risk-taking and the extent to which they will drive alignment with the long-term success of the enterprise and the interests of our shareholders.

The Compensation Committee comments on this aspect of our compensation program in the "Compensation Discussion and Analysis" that is a part of this Proxy Statement.

In the normal course of its activities, our Nominating and Governance Committee reviews emerging best practices in corporate governance and stays abreast of changes in laws and regulations that affect the way we conduct our corporate governance, which represents another important aspect of overall enterprise risk management.

Moreover, as part of its consideration of our Annual Report to Shareholders, our Board reviews and comments on our Risk Factors section, which is another way in which it participates in the consideration of the significant enterprise risks the Company faces and how the Company attempts to manage them in an appropriate way.

Nominations Process for Directors

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee employs a variety of methods to identify and evaluate nominees for Director. The Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Committee would consider various potential candidates for Director. Candidates may come to the attention of the Committee through then current Board members, Company executives, shareholders, professional search firms or other persons. The Committee would evaluate candidates at regular or special meetings and may consider candidates at any point during the year depending upon the circumstances. As described below, the Committee would consider properly submitted shareholder nominations of candidates for election to the Board at an Annual Meeting. Following verification of the shareholder status of the persons proposing candidates, the Committee would aggregate and consider recommendations at a regularly scheduled meeting, which would generally be the first or second meeting prior to the issuance of a proxy statement for the subsequent Annual Meeting. If a shareholder provides any materials in connection with the nomination of a Director candidate, the materials would be forwarded to the Committee. The Committee would also review materials that professional search firms or other parties provide in connection with a nominee who is not proposed by a shareholder. If the Committee nominated a candidate proposed by a professional search firm, the Committee would expect to compensate such firm for its services, but the Board would not pay any compensation for suggestions of candidates from any other source.

Director Qualifications; Diversity Considerations

Our Board has adopted a Statement of Qualifications of Members of the Board of Directors, which is available on our website and contains the membership criteria that apply to nominees to be recommended by the Nominating and Governance Committee. According to these criteria, the Board should be composed of individuals who have demonstrated notable or significant achievements in business, education or public service. In addition, the members of the Board should possess the acumen, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to the deliberations of the Board. Importantly, the members of the Board must have the highest ethical standards, a strong sense of professionalism and a dedication to serving the interests of all the shareholders, and they must be able to make themselves readily available to the Board in the fulfillment of their duties. All members of the Board must also satisfy all additional criteria for Board membership that may be set forth in the Company's Corporate Governance Guidelines. These criteria set forth the particular attributes that the Committee considers when evaluating a candidate's management and leadership experience, the skills and diversity that a candidate would contribute to the Board and the candidate's integrity and professionalism.

For a number of years, our Nominating and Governance Committee has maintained an internal list of the more specific experiences and attributes that it seeks to have cumulatively reflected on the Board. While we do not expect each Director to necessarily contribute all of the desired criteria, we do seek to have the criteria represented on the Board as deeply as possible in their totality. Accordingly, when we are searching for a new Director, we seek to fill any relative gaps in the overall criteria that we may have identified at the time. The desired Board composition criteria that the Committee has identified include, among others:

- International business experience;
- Professional services experience, including with respect to culture, talent development and compensation matters;
- Operating experience with a business for which commercial real estate is a significant part of the business model;
- Operating experience with asset management;
- Financial or accounting expertise;
- Expertise in the applications of new and emerging technologies, including social media, to an operating business;
- Gender, ethnic and/or racial diversity;
- A current operating role or other current directorships that will promote continuing business acumen; and
- Experience reviewing, approving and/or managing corporate transactions, including mergers and acquisitions and financings.

In terms of the Committee's goal to have a diverse Board, the Committee believes that diversity of background and perspective, combined with relevant professional experience, benefits the Company and its shareholders. The Committee believes that the overall composition of the current Board reflects the desired criteria we describe above as well as a significant level of diversity from a number of different and important perspectives.

Shareholder Nominees

The Nominating and Governance Committee will consider properly submitted nominations of candidates for membership on the Board as described above. Any shareholder nominations proposed for consideration by the Committee should include the nominee's name and qualifications for Board membership and evidence of the consent of the proposed nominee to serve as a Director if elected. Nominations should be addressed to our Corporate Secretary at the address of our principal executive office set forth above. Shareholder nominations for individuals to be considered by the Nominating and Governance Committee as a director nominee for election at the 2014 Annual Meeting should be delivered to the Corporate Secretary at our principal executive office by no later than December 19, 2013.

Majority Voting for Directors

Our By-Laws provide that, except with respect to vacancies, each Director shall be elected by a vote of the majority of the votes cast with respect to the Director at any meeting for the election of Directors at which a quorum is present. If, however, at least fourteen days before the date we file our definitive Proxy Statement with the SEC, the number of nominees exceeds the number of Directors to be

elected (a ***Contested Election***), the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director (with abstentions and broker non-votes not counted as a vote cast either "for" or "against" that Director's election).

In the event an incumbent Director fails to receive a majority of the votes cast in an election that is not a Contested Election, such incumbent Director must promptly tender his or her resignation to the Board. The Nominating and Governance Committee of the Board (or another Committee designated by the Board under the By-Laws) must make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent Director, or whether other action should be taken. The Board must act on the resignation, taking into account the Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the SEC) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision, within 90 days following certification of the election results. The Committee in making its recommendations, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The Director who tenders his or her resignation will not participate in the recommendation of the Committee or the decision of the Board with respect to his or her resignation. If such incumbent Director's resignation is not accepted by the Board, the Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.

If an incumbent Director's resignation is accepted by the Board, or if a non-incumbent nominee for Director is not elected, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board.

Calling for Special Shareholders' Meetings

Our Articles of Incorporation and our By-Laws provide that special meetings of our shareholders, for any purpose or purposes, may be called by any of (1) the Chairman of the Board of Directors, (2) the President, (3) the Board of Directors or (4) the Corporate Secretary at the request in writing of shareholders owning at least thirty percent (30%) of the capital stock of the Company that are issued and outstanding and entitled to vote at the meeting.

Non-Executive Director Compensation

Under its Charter, our Nominating and Governance Committee is responsible for determining and recommending to the Board the overall compensation program for our Non-Executive Directors.

We use a combination of cash and stock-based compensation for the members of our Board. The Committee seeks to provide compensation to our Non-Executive Directors that is:

- Sufficient to attract and retain the highest caliber individuals who meet the established criteria for Board membership;

- Reflective of the demands placed on Board and Committee membership by a complex and geographically dispersed, global organization operating in highly competitive and dynamic markets; and

- Commensurate with the compensation paid to directors at other firms under broadly similar circumstances.

Annually, the Committee gathers data from various studies that are published by independent non-profit organizations (for example, the National Association of Corporate Directors) and compensation consulting firms (for example, Towers Watson and Frederic W. Cook & Co., Inc.). For comparison purposes,

the Committee then uses the studies and data that appear to be most relevant and most closely associated with the Company's own circumstances. The Committee seeks information regarding:

- Board retainers;
- Cash versus equity compensation;
- Compensation for serving on committees and for chairing committees; and
- Equity ownership guidelines and compensation for non-executive chairmen.

Based upon an internal guideline, the Committee then seeks to make any adjustment to the overall compensation program deemed necessary to satisfy the above criteria approximately every other year. In order to determine the compensation of our Chairman of the Board, our Committee meets in executive session, led by the Chairman of our Compensation Committee, without our Chairman of the Board being present.

Compensation for Our Non-Executive Directors

Compensation Program. We have established a "stewardship" approach to the compensation of our Non-Executive Directors whereby do not pay individual meeting fees. Accordingly, each Non-Executive Director receives:

- An annual cash retainer of $70,000, paid quarterly; and
- An annual grant of restricted stock units in an amount equal to $120,000, with the number of restricted stock units based on the closing price of our Common Stock on the grant date, which is the day after the Annual Meeting. Subject to continued service on the Board, half of the restricted stock units vest on the 18 month anniversary of the date of grant and the other half vest on the third anniversary.

In addition to the above amounts:

- The Chairman of the Audit Committee receives an annual retainer of $25,000;
- The Chairman of the Compensation Committee receives an annual retainer of $25,000;
- The Chairman of the Nominating and Governance Committee receives an annual retainer of $10,000;
- Each member of the Audit Committee (other than the Chairman) receives an annual retainer of $5,000;
- Each member of the Compensation Committee (other than the Chairman) receives an annual retainer of $5,000; and
- Each member of the Nominating and Governance Committee (other than the Chairman) receives an annual retainer of $2,500.

The Nominating and Governance Committee has determined that there will be no increases to the compensation of our Non-Executive Directors during the remainder of 2013.

Restricted stock unit awards continue to vest according to their original schedules in the event of the death or disability of a Non-Executive Director. They become fully vested if the Non-Executive

Director retires, is not re-nominated or is not re-elected by the shareholders. If a Non-Executive Director resigns or is terminated for cause, he or she forfeits all remaining unvested awards.

Jones Lang LaSalle reimburses all Directors for reasonable travel, lodging and related expenses incurred in attending meetings.

We do not pay any Directors' fees to Directors who are also officers or employees of Jones Lang LaSalle (currently Colin Dyer, Lauralee E. Martin and Roger T. Staubach). We do not provide perquisites to our Non-Executive Directors.

Election to Receive Equity in Lieu of Cash. We permit Non-Executive Directors to elect to receive and defer shares of our Common Stock in lieu of any or all of their cash retainers, on a quarterly basis, based on the closing price of our Common Stock on the last trading day of each immediately preceding quarter.

Election to Participate in the U.S. Deferred Compensation Plan. We permit our Non-Executive Directors who are subject to United States income tax to participate in the Deferred Compensation Plan that we have established for certain employees in the United States. The Plan is a non-qualified deferred compensation program under which the eligible members of our Board may voluntarily elect to defer up to 100% of their cash retainers and/or restricted stock grants upon vesting. Elections are made on an annual basis and in compliance with Section 409A of the United States Internal Revenue Code. Each of Ms. Penrose, Mr. Hartley-Leonard, Mr. Rickard and Mr. Theobald has previously elected to defer certain portions of his or her Director's compensation into the Plan.

The amounts of any compensation deferred under the Plan remain an asset of the Company and constitute an unsecured obligation of the Company to pay the participants in the future. As such, they are subject to the claims of other creditors in the event of the Company's insolvency. Gains and losses on deferred amounts are credited based on the performance of (1) a hypothetical investment in a variety of mutual fund investment choices selected by the participants or (2) the Company's stock price in the event of a deferral of restricted stock grants upon vesting. A participant's account may or may not appreciate depending upon the performance of the hypothetical investment selections the participants make and/or the performance of the Company's stock price. Participants must elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. The Company does not make any contributions to the Plan beyond the amounts of compensation that participants themselves elect to defer.

Compensation for Our Chairman of the Board

As a Non-Executive Director who was elected to the position of Chairman of the Board effective January 1, 2005, Ms. Penrose receives an annual retainer in addition to the foregoing amounts in consideration of undertaking the responsibilities and time commitments associated with that position as the Board has established it. The Chairman's annual retainer for 2013 is $140,000 in cash, payable quarterly.

Ms. Penrose is permitted to apply her Chairman's retainer to the programs described above with respect to electing to receive shares in lieu of cash or to deferring amounts under the U.S. Deferred Compensation Plan.

Non-Executive Director Compensation for 2012

The following table provides information about the compensation we paid to our current Non-Executive Directors in respect of their services during 2012:

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation (3)	Total
Hugo Bagué	$0	$197,500				$1,504	$199,004
Darryl Hartley-Leonard	$77,500	$120,000	—	—	—	$4,990	$202,490
DeAnne Julius	$82,500	$120,000	—	—	—	$3,384	$205,884
Ming Lu	$87,500	$120,000	—	—	—	$2,933	$210,433
Martin H. Nesbitt	$77,500	$120,000				$889	$198,389
Sheila A. Penrose	$230,000	$120,000		—	—	$11,823	$361,823
David B. Rickard	$0	$217,500	—	—	—	$6,512	$224,012
Thomas C. Theobald	$87,500	$120,000	—	—	—	$3,956	$211,456

(1) The amounts in this column reflect the aggregate cash fees that each Director earned during 2012 in respect of his or her retainer for Board membership and all Chairman and Committee retainers to the extent applicable. We do not pay fees for attendance at individual meetings. If a Director elected to receive a portion of his or her cash payments in deferred shares instead, those amounts are reflected under the "Stock Awards" column. Due to payment cycles, meeting fees earned at the end of a year may not be paid until the following year.

(2) The stock awards in this column reflect (i) the annual retainer of $120,000 in restricted stock units we granted to each Director and (ii) the election of any Director to receive all or a portion of his or her cash retainers in deferred shares instead, as we describe above.

The amounts we report in this column reflect the grant date fair values of the stock awards we made to our Non-Executive Directors during 2012.

(3) In each of June and December of 2012, at the same time that the Company paid semi-annual cash dividends of $0.20 per share of its outstanding common stock, the Company also paid dividend equivalents of the same amounts on each outstanding restricted stock unit. The amounts shown in this column reflect the dividend equivalents that we paid on restricted stock units held by each of the Directors. The amounts also include dividends paid on shares that the Directors had received and deferred in lieu of cash, as we describe above, all of which dividends were reinvested in additional deferred shares.

We do not provide perquisites to our Non-Executive Directors.

Non-Executive Director Stock Ownership

Non-Executive Directors are subject to a stock ownership guideline whereby we expect that, at a minimum, by the third anniversary of his or her first election to the Board, each Director shall have acquired, and for as long as he or she remains a member of the Board will maintain ownership of, at least the lesser of (1) 5,000 shares of the Company's Common Stock or (2) shares of the Company's Common Stock worth $300,000 based on the then most recent closing price thereof. All shares of unvested restricted stock that have been granted to a Director, or which a Director has elected to take in lieu of cash compensation or has deferred under any deferred compensation plan, count toward each of the indicated minimum number of shares and dollar value. Each of our Non-Executive Directors currently exceeds the minimum stock ownership guideline.

As of March 18, 2013, when the price per share of our Common Stock at the close of trading on the NYSE was $98.50, our Non-Executive Directors had the following ownership interests in shares of our Common Stock:

Name	Shares Directly Owned (#) (3)	Restricted Stock Units (#)	Stock Options (#)	Total (#)	Value at 3/18/13
Hugo Bagué (1)	2,422	3,094	0	5516	$543,326
Darryl Hartley-Leonard	10,474	7,311	0	17,785	$1,751,822
Dame DeAnne Julius	500	9,330	0	9,830	$968,255
Ming Lu	144	8,203	0	8,347	$822,179
Martin H. Nesbitt (1)	377	3,094	0	3,471	$341,893
Sheila A. Penrose	50,535	7,311	0	57,846	$5,697,831
David B. Rickard	10,545	7,311	0	17,856	$1,758,816
Thomas C. Theobald (2)	4,137	7,311	0	11,448	$1,127,628

(1) Neither of Messrs. Bagué or Nesbitt has yet reached the third anniversary of his respective first election to the Board.

(2) In addition to the equity ownership disclosed in this table, Mr. Theobald has made certain personal investments in investment vehicles offered by the Company or one of its affiliates, as we describe more particularly below under "Certain Relationships and Related Transactions." Such investments were made on the same terms and conditions as offered to other investors.

(3) Includes shares the Director has elected to take in lieu of cash and receipt of which has been deferred.

Attendance by Members of the Board of Directors at the Annual Meeting of Shareholders

We strongly encourage each member of our Board of Directors to attend each Annual Meeting of Shareholders. All of the members of our Board of Directors at the time were present at our previous Annual Meeting of Shareholders held on May 31, 2012.

Communicating with Our Board of Directors

Shareholders and interested parties may communicate directly with our Board of Directors. If you wish to do so, please send an e-mail to boardofdirectors@am.jll.com, which our Corporate Secretary will forward to all Directors. If you wish to communicate only with our Non-Executive Directors, or specifically with any Director individually (including our Chairman of the Board, who serves as the Lead Independent Director, or the Chairman of any of our Committees), please so note on your e-mail. Alternatively, you may send a communication by mail to any or all of our Directors, or specifically to any or all of our Non-Executive Directors, care of our Corporate Secretary at the address of our principal executive office set forth above, and our Corporate Secretary will forward it unopened to the intended recipient(s).

EXECUTIVE COMPENSATION

In this section we provide our shareholders with the material information necessary to understand our compensation policies. We also discuss the compensation we awarded for 2012 to our six most highly compensated Executive Officers. They comprise our Global Executive Committee (***GEC***) and we refer to them in this Proxy Statement as our ***Named Executive Officers***. Our Named Executive Officers, and the positions they held throughout all of 2012, are as follows:

- Colin Dyer, our Chief Executive Officer and President;
- Lauralee E. Martin, our Chief Operating and Financial Officer; and
  - The Chief Executive Officers for our four principal business segments:
  - Alastair Hughes, Asia Pacific;
  - Jeff A. Jacobson, LaSalle Investment Management (***LaSalle***);
  - Peter C. Roberts, Americas; and
  - Christian Ulbrich, Europe, Middle East and Africa (***EMEA***).

As we have previously announced, effective January 1, 2013, Lauralee E. Martin assumed the role of Chief Executive Officer, Americas and relinquished the role of Chief Operating Officer (which we do not currently intend to replace). Ms. Martin will maintain the role of Chief Financial Officer until a successor has been appointed. Also as of January 1, 2012, Peter C. Roberts became our Chief Strategy Officer, a newly-created position. Each of Ms. Martin and Mr. Roberts remains a member of the GEC.

This section consists of:

- Our Compensation Discussion and Analysis, which explains *how* and *why* we paid our Named Executive Officers for their efforts in 2012; and
- Compensation tables, which present the *specific amounts* and *types* of compensation we paid to our Named Executive Officers for 2012 and in comparison to 2011 and 2010.

Compensation Discussion and Analysis

Our Compensation Committee (which is sometimes referred to as the ***Committee, we*** or ***us*** for purposes of this Compensation Discussion and Analysis) oversees the Company's executive compensation programs. Among its responsibilities, the Committee reviews and annually approves the compensation we pay to all of the Company's Named Executive Officers.

The Committee designs the executive compensation program to motivate the Named Executive Officers to lead the Company toward increasing shareholder value through the achievement of both the short and long-term financial and strategic goals that are established with the Board of Directors, all without encouraging excessive risk-taking. At the beginning of each year, we establish executive compensation opportunities against realization of (1) targeted financial results and (2) individual performance on non-financial strategic objectives.

We believe that our compensation program has successfully served the interests of our shareholders. Reflecting the challenges of operating a cyclical business within dynamic and often divergent economies across the globe, the program has focused our firm on remaining a strong competitor by gaining market share and improving operationally during both prosperous and difficult times. It has served to align compensation with performance in a direct and appropriate way. It has also helped to retain our best people and motivate them to drive the strategic objectives that the Board views as the most significant.

Pay for Performance. We are **committed to aligning the compensation of our executives with our financial and operational performance.** As the chart below indicates, the total annual amount of cash compensation we have paid to the six Named Executive Officers has been highly correlated with the Company's adjusted net income performance over the most recent six-year period, demonstrating the flexibility of our compensation programs throughout the pronounced effects on the business of the global financial crisis and the subsequent recovery:





Highlights of 2012 Compensation Decisions. Highlights from the compensation decisions the Committee made with respect to 2012 performance include the following:

Base Salaries

- **No increases to the base salaries** of any of our Named Executive Officers in 2012. We have not raised base salaries for over five years.

Annual Incentives

- **An 8.6% increase in performance-based annual incentive funding, relative to a 14% increase in adjusted net income** and completion of key strategic objectives.
- The Committee determined that **23% of the 2012 annual incentive funding was required to be deferred and paid as restricted stock units** to the Named Executive Officers, with the remaining 77% paid as current annual cash incentives. This provides an important link between the annual incentives and the longer-term performance of the Company.
- The **ratio of annual incentive compensation to net income has been lowered each year since 2009**, therefor continuing to leverage the costs of our management team for the benefit of shareholders.

Long-Term Incentives

- Performance on operating income, operating income margin, total shareholder return and strategic objectives resulted in **total funding of $4.3 million, or 86% of target long-term incentive value.**
- We issued **39% of the long-term awards as restricted stock units** and 61% in cash, all with three-year vesting for retention and incentive purposes.
- **Long-term incentive plan cash awards have 100% claw-back** if operating income and margin performance in 2013 are not sustained above 2012 target levels.
- Restricted stock issued as long-term incentives have a **mandatory "double trigger" in the event of a change of control** of the Company (meaning that the executive's employment must also be terminated after a change of control in order for the restricted stock to vest on an accelerated basis).

Mix of Annual and Long-Term Incentives. We design the compensation program to provide balanced incentives for our Named Executive Officers to drive both annual and long-term performance. For example, **in 2012 we delivered 40% of the total compensation paid to our Chief Executive Officer in the form of restricted stock or deferred cash that contains service and forfeiture provisions.** During the year **we also implemented an additional retention incentive for our Chief Executive Officer** designed to further encourage him to remain with the Company over a multi-year period and to drive financial and strategic performance on behalf of the shareholders.

The charts below indicate the allocations of annual and long-term compensation for our CEO and, in the aggregate, for the remaining five Named Executive Officers.



Results of 2012 Say-on-Pay Vote; Changes to Compensation Practices in 2012. Our annual advisory "say-on-pay" shareholder in May 2012 resulted in **94.8% of votes cast approving our compensation program for Named Executive Officers**. We evaluated the results of the 2012 "say-on-pay" vote as part of the annual overall assessment of our compensation program for our Named Executive Officers. Noting the support from shareholders for our program, we determined that it continues both to (1) satisfy our objectives and (2) remain consistent with the compensation philosophy we discuss below in more detail.

Accordingly, the Committee did not make any material changes to the overall compensation program for Named Executive Officers in 2012. However, in order to incorporate an evolving best practice within our executive compensation program, we did make the following changes:

- **Established a policy whereby restricted stock units issued under long-term incentive plans would have a "double trigger" in the event of a change of control** of the Company, meaning that the executive's employment must also be terminated after the change of control in order for the restricted stock to vest on an accelerated basis.
- **Tightened the alignment of the Market Reference companies** by eliminating three companies, including one of which (Annaly Capital Management) that far exceeded the Jones Lang LaSalle market capitalization, and adding two new companies (Duke Realty and SL Green Realty) both of which met our market capitalization, revenue size and scope criteria.
- **Terminated for all employees, including our Named Executive Officers, our Stock Ownership Program *(SOP)*,** which had required that from 10% to 20% of annual incentive compensation be deferred and delivered in restricted stock units, rather than immediately in cash. Since the Company's employee population has grown significantly and given how other aspects of its compensation programs have evolved, we determined that (1) there are now other more targeted and strategic approaches we would prefer to take with our equity incentive compensation and (2) we can do so in a way that will be less dilutive to shareholders than the SOP would be if we continued it.

Pursuit of Best Practices in Executive Compensation. We continually evaluate those attributes we consider to be best practices in executive compensation, and we seek to infuse them into our program. Those attributes, which we believe our programs reflect, include the following:

- **Performance-based.**

  The Company has a long-standing **commitment to a performance-based culture and alignment with shareholder interests**. Accordingly, we seek to structure our executive compensation programs so that the most significant portion of the total compensation opportunity for our Named Executive Officers will be directly related to some measure of net income performance and the other strategic objectives that the Board of Directors, in collaboration with the senior management team, believes will most directly drive shareholder value.

- **Balanced mix of short-term and long-term compensation.**

  We **design our total compensation program to focus our Named Executive Officers on driving both annual financial results as well as on the need to create long-term shareholder value.** We accomplish this through two long-term incentive plans, one of which applies separately to the CEO of our LaSalle business and the second of which applies to the remaining members of our Global Executive Committee. We also automatically convert a minimum of 15% of any Named Executive Officer's annual incentives into restricted stock units that vest over a 30-month service period. Once the shares have vested, we then require the Named Executive Officers to retain 50% of the net shares for an additional 12 months.

- **Stock Ownership and Retention.**

  In order to further align the long-term interests of key employees with the interests of shareholders, we have established **stock ownership guidelines** for our senior officers generally. In the case of our Chief Executive Officer, the minimum amount of equity ownership is the lesser of (i) six times annual base salary or (ii) 60,000 shares. In the case of the remaining Named Executive Officers, the minimum amount of equity ownership necessary to opt out is the lesser of (i) four times annual base salary or (ii) 40,000 shares.

  The following table indicates the current share ownership of our Named Executive Officers relative to the guideline as of March 18, 2013, when the price per share of our Common Stock at the close of trading on the New York Stock Exchange was $98.50. Each of our Named Executive Officers currently exceeds the minimum stock ownership guideline.

Name	Shares Directly Owned	Outstanding Restricted Stock Units (1)	Stock Options	Total	Value at 3/18/13	Minimum Ownership Requirement
Colin Dyer	101,816	91,854	0	193,669	$19,076,396	$4,500,000
Lauralee E. Martin	64,592	48,235	0	112,827	$11,113,459	$1,700,000
Alastair Hughes	26,431	45,778	0	72,209	$ 7,112,586	$1,400,000
Jeff A. Jacobson	46,718	15,067	0	61,785	$ 6,085,822	$1,400,000
Peter C. Roberts (2)	84,301	34,469	0	118,770	$11,698,845	$1,400,000
Christian Ulbrich	13,549	38,020	0	52,361	$ 5,079,547	$1,400,000

(1) Includes awards of restricted stock units made during 2013.

(2) Includes shares owned by Mr. Roberts's wife, for which Mr. Roberts retains beneficial ownership for securities law purposes.

- **Balanced Relationship Between Compensation Design and Risk.**

  We structure the compensation opportunity for our Named Executive Officers in order to **minimize the chance that it will provide an incentive to take risks with the business** that could have a material adverse effect on either our short-term or long-term financial results or operations.

  We have incorporated into our executive compensation program mechanisms that would reduce compensation in the event that overly-risky strategies resulted in diminished financial performance. These features include: (1) the use of restricted stock with vesting periods up to five years in length, (2) a compensation recoupment (or "claw-back") policy in the event of financial restatements, (3) requirements in our long-term incentive plans that operating income and margin performance be sustained over a multi-year period and (4) use of caps on amounts available under our annual and long-term incentive programs.

- **No tax gross-ups.**

- **No contractual arrangements that provide for immediate change of control benefits or golden parachutes.**

- **For restricted stock units issued under our long-term incentive plans, "double trigger" in the event of a change of control of the Company.**

- **Recapture of certain incentives in the event of a subsequent restatement of financial statements.**

- **Limited use of perquisites.**

Compensation Decision Making and Governance

Role of the Compensation Committee. The Committee, which consists entirely of independent Directors, recognizes the importance of developing and maintaining sound principles and practices to govern the Company's executive compensation program. Through a disciplined evaluation process, we seek to establish a strong link between (1) executive compensation and (2) achievement of net income, operating income, operating income margin and other strategic objectives designed to drive shareholder value. To carry out its responsibilities, the Committee:

- Retains, and regularly consults, an independent compensation consultant to advise on executive compensation design, structure and market competitiveness;

- Reviews market compensation data in order to compare (1) our executive compensation to what other similarly situated companies pay and (2) how such companies use compensation to meet desired business outcomes and to attract and retain executive talent;

- Takes into consideration the amounts that each of our Named Executive Officers would receive or forfeit under different termination scenarios; and

- Takes into consideration other relevant matters, including internal fairness, consistency, tax deductibility and accounting requirements.

Role of our Chief Executive Officer. Our Chief Executive Officer, Colin Dyer, makes annual recommendations to the Committee for the compensation of the Named Executive Officers other than himself. To do this, Mr. Dyer:

- Reviews base salaries, annual incentives, long-term incentives, equity awards and total direct compensation;

- Evaluates in his judgment the performance of each of the other Named Executive Officers based on the goals and compensation plans established at the beginning of the year;

- Comments on the quality of the interaction and contributions of the other Named Executive Officers as members of the GEC since that is the most senior executive committee within the Company; and

- Compares the performance for each of the other Named Executive Officers on a relative basis, taking into account the different market, geographical and cultural dynamics and challenges of each of their respective business segments.

The Committee reviews these evaluations and recommendations, discusses them with Mr. Dyer and ultimately approves or amends Mr. Dyer's recommendations in its discretion.

The Committee also receives a self-assessment of the Chief Executive Officer's own performance during the previous year relative to his performance objectives. Mr. Dyer assesses the extent to which circumstances arose during the year, including for example changes in the marketplace or the competitive landscape that required him to alter his focus or activities during the year. The Committee next meets in one or more private executive sessions without Mr. Dyer being present in order to develop its own conclusions about Mr. Dyer's performance. In its discretion, the Committee then determines the Chief Executive Officer's annual incentive and long-term awards for the previous year, his base salary for the forthcoming year and the annual and long-term incentive opportunities for the next performance period.

Internal Compensation Resources. The Company's Global Human Resources staff helps prepare the information the Committee needs to carry out its oversight responsibilities. The Company uses internal compensation expertise and data available from publicly available sources and professional compensation consulting firms to compile comparative market compensation data and present individual compensation modeling.

Role of Independent Compensation Consultant. The Committee has the authority to retain, as needed, any independent counsel, compensation and benefits consultants and other outside experts or advisors as the Committee believes necessary or appropriate. The Committee has continued to retain Sibson Consulting as an independent outside compensation consultant to advise the Committee on matters related to the compensation of the Named Executive Officers. The Committee has assessed the independence of Sibson Consulting pursuant to the SEC's and NYSE's rules and has concluded that the work Sibson Consulting has performed does not raise any conflict of interest.

The Committee determines the scope of Sibson's services. Sibson advises the Committee on matters related to the compensation of the Named Executive Officers. Sibson does not advise management of the Company and receives no compensation from the Company other than in connection with its consulting work for the Committee. The Committee typically requests Sibson to:

- Review and comment on the agenda and supporting materials in advance of Committee meetings;

- Review and comment on major compensation matters that management proposes, including with respect to comparative data and plan design recommendations;

- Review the compensation matters disclosed in the Company's proxy statements;
- Advise the Committee on best practices for Board governance over executive compensation, current executive compensation trends and regulatory updates; and
- Undertake special projects or provide such other advice as the Chair of the Committee may request.

Competitive Assessment: Comparing Our Executive Compensation Program to Other Companies. We develop the total compensation opportunities for each Named Executive Officer relative to our own historical corporate performance and future objectives. We do not believe it is appropriate to establish compensation opportunities based primarily on benchmarking relative to compensation at other companies. Therefore, we do not rigidly set our compensation levels based on specified percentiles of benchmark data.

However, we also recognize that our compensation practices must be competitive within the broader markets where we compete. As we strive to maintain our leadership position within the global real estate services and investment management industries, it is critical that we attract, retain and motivate the executives who will be best able to deliver on the commitments we make to our clients and shareholders.

Each year the Committee compares our compensation program to those of other companies, which we call our "Market References," that:

- We consider our direct competitors;
- Operate within the broader commercial real estate business, including real estate investment trusts; or
- Operate within the business services and financial services sectors.

Given the diverse nature of our Company's businesses, which combine real estate expertise and business services in a relatively unusual way, we create two Market References to reflect these two different business aspects: (1) real estate-oriented firms and (2) business services firms. We also target firms that are similar in size by revenue, with a median target of $3 billion and a range of one half to no more than three times our own revenue. We do not use market capitalization as a primary selection factor since our Company's business model is not asset intensive like that of a real estate investment trust (*REIT*), but we nevertheless think that REITs provide useful compensation comparisons since we regularly compete with them for similar kinds of talent.

Management annually reviews the composition of the Market References. The Committee independently considers and approves the Market Reference lists to which we refer for compensation comparison purposes. Each year, management recommends to the Committee changes that will keep the Market Reference as meaningful as possible to our own Company in terms of:

- The types of services we provide;
- The clients we seek;
- The need to reflect changes in the Market Reference companies themselves (for example, as the result of mergers or acquisitions); and
- The scope and nature of the positions we are comparing.

We indicate below the Market Reference companies we selected for 2012. They consisted of (1) a group of real estate companies, including certain of our direct competitors that we added regardless of size, and (2) a group of business services providers.

Real Estate Market References	Business Services Market References
Boston Properties Inc.	AECOM Technology Corp.
CBRE Group, Inc.	Alliance Bernstein Holding LP
Duke Realty Corporation	CACI International Inc.
First Service Corp.	CGI Group Inc.
Forest City Enterprises Inc.	CH2M HILL Companies Ltd.
General Growth Properties Inc.	Convergys Corp.
Host Hotels & Resorts, Inc.	Dun & Bradstreet Corporation
Prologis Inc.	Emcor Group Inc.
SL Green Realty Corporation	Equifax Inc.
Vornado Realty Trust	Fidelity National Information Services, Inc.
	Gartner Inc.
	Robert Half International Inc.

Relative to the companies we used in last year's Proxy Statement, for 2012 we eliminated three companies: Icahn Industries (due to change in industry classification), Annaly Capital Management (market capitalization too large) and TrueBlue, Inc. (market capitalization too small). We added two companies, both of which met our capitalization, revenue size and scope criteria (Duke Realty Corporation and SL Green Realty Corporation).

We show below the median revenue and market capitalization data for the two separate Market Reference groups set forth above, and compare them to our Company's own metrics. We used 2011 results since those were associated with the compensation reported in the 2012 proxy statements from other companies that we used. The table below reflects that the Real Estate Group has significantly greater market capitalization, but lower revenue, than the Business Services Group.

Median Data for Market Reference Companies ($ in millions)

Scope Measure (median)	Real Estate Group	Business Services Group
Revenue	$2,570.7	$3,677.4
Market Capitalization (reported as of most recent fiscal year end)	$8,103.1	$3,246.4
Jones Lang LaSalle Incorporated		
—Revenue (2011)	$3,584.5	
—Market Capitalization as of 12/31/2011	$2,601.4	

We have determined that the currently available comparative data is not sufficiently reliable with respect to those of our Named Executive Officers who lead our four business segments. This is because their positions do not correlate well enough to the positions that the Market Reference companies report in their proxy statements. Accordingly, we have decided that a reasonable approach for us is first to compare data for our Chief Executive Officer and our Chief Financial Officer, which we do believe correlates well with the Market Reference companies. We then align the remaining Named Executive Officer positions from an internal equity perspective, taking into account relative size, profit contribution and comparative performance of their respective business segments. When we refer elsewhere in this discussion to the Market Reference comparisons that we perform, we are referring to this methodology.

Overall, we concluded from the compensation comparisons that the current base salaries for our Chief Executive Officer and Chief Financial Officer continue to be below the 50th percentile of the Market Reference companies. However, the Company's target annual incentive and long-term incentive opportunities in the aggregate permit the Committee to reward executives at a level between the 50th and the 75th percentiles of the comparison groups.

In order to reward and retain our executives, we provide a mix of cash and potential long-term compensation that is broadly consistent with market practices. As we have concluded in previous years, we continue to believe that the components we use to reward and retain executive talent (base salaries combined with annual incentives and long-term incentives that include significant equity elements) work well to differentiate performance through the different market environments we experience across the world.

When We Make Compensation Decisions. Through a disciplined and ongoing governance process, the Committee conducts its activities on a regular timeline each year. We show below several of the key milestone events that occur during each quarter as a guide to understanding the Committee's annual calendar.

Activities	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Review actual Company and individual executive performance against prior year performance goals.	✔			
Determine and certify annual incentives, long-term incentives, equity awards.	✔			
Establish performance goals for annual incentive arrangements and long-term incentive opportunities.	✔			
Review and approve adjustments to base salaries, annual incentive opportunities and equity compensation.	✔			
Proxy statement preparation and matters relating to any shareholder votes to be requested at the Annual Meeting.	✔	✔		✔
Review compensation forecasts based on developing results.			✔	✔
Review updates on compensation trends, regulatory environment and best practices.			✔	✔
Talent management and succession planning reviews.			✔	✔
Competitive assessment. Includes construction of comparator groups, as well as analysis of market reference points and competitive practices.			✔	✔
Review and approval of equity compensation budget for coming year.				✔

What We Pay and Why: The Elements of Our Executive Compensation Program

Consistent with our performance orientation, we have designed an executive compensation program with three major elements:

- A cash **base salary**;
- A **performance-based annual incentive** that we commonly refer to within the Company as an "annual bonus;" and
- **Long-term performance-based incentives linked to growth hurdles**, typically delivered through (1) restricted stock unit grants that vest over multi-year periods and (2) cash, the payment of which is deferred for stated periods of time without interest. We use the GEC Long-Term Incentive Plan (the ***GEC LTIP***) to provide the long-term incentives to the members of the GEC other than the Chief Executive Officer of LaSalle, who participates instead in the LIM Long-Term Incentive Plan (the ***LIM LTIP***).

We describe in the following table the broad objectives for each of the above elements:

Compensation Element and Form of Payout	Objective	Key Features
Base Salary • Paid 100% in cash	Provides **basic compensation** for ongoing management responsibilities.	Salary adjustments may be made from time to time based on job performance, change in role/responsibilities, or market environment.
Annual Incentives • Minimum 15% paid as restricted stock units (***RSUs***).	Provides **significant short-term incentives to drive shareholder value** by completing key annual financial, operational and strategic goals. Form of payouts determined by Committee to balance current cash and stock ownership to further align with long-term orientation.	Subject to established overall cap set at the beginning of each year, the Committee sets incentive targets as a percentage of a measure of net income, and then **links rewards to (1) performance against financial objectives and (2) achievement of strategic objectives**. Distribution of available incentive funds at the end of the year is based on the Committee's evaluation of financial results, performance against strategic objectives and individual performance assessments. To further promote long-term orientation, a **minimum of 15% of any annual incentive is paid in RSUs**, half of which vest on or about the 18 month anniversary of the award and half of which vest on or about the 30 month anniversary. 50% of the net shares must be retained for twelve months after vesting.
Long-Term Incentives • Awards paid both as (1) deferred cash, with no interest credits, and (2) RSUs, with service-based vesting over a 36 month period. • RSUs must also be retained for twelve months after vesting. • Delivered through the GEC LTIP to the members of the GEC other than the CEO of LaSalle, who participates instead in the LIM LTIP.	Creates a **long-term performance orientation** and retention tool through stock ownership and deferred cash; rewards achievement of growth and other strategic objectives that increase shareholder value.	Subject to established overall cap set at the beginning of each year, the Committee **links rewards to specific financial and operating goals that are set as part of the Company's long-term strategic plan covering a multi-year performance period**. Awards are determined annually based on performance against financial and operating targets. **Sustained performance is required over a two-year period on operating income and operating income margin goals in order to retain prior year awards.** Equity and deferred cash awards made under these programs have multi-year vesting and overlapping maturity, with no interest credits or discounts to fair value. To **discourage inordinate risk-taking**, claw-back provisions arise in the event of subsequent financial restatements.

What We Pay and Why: Rewards for Achievement of Financial Results and Strategic Objectives

We have designed our executive compensation programs to reward the achievement of targeted financial results and individual performance on key strategic objectives. Our performance goals are based on GAAP financial results, but on a case-by-case basis the Committee in its discretion may exclude restructuring charges and other non-recurring expenses such as non-cash charges associated with acquisitions.

The following table (1) lists and defines each performance goal we used to determine certain elements of compensation for 2012, (2) explains why we selected it and (3) indicates whether we use the goal as part of the annual or the long-term incentive.

Goal	Definition	Why Selected	2012 Incentive Programs that Utilized
Net Income	Adjusted net income available to shareholders.	Rewards profitable growth.	Annual
Operating Income	Adjusted total pre-tax profit generated from operations.	Rewards growth in recurring profit of businesses.	Long-Term
Operating Income Margin	Operating income divided by Company-wide revenue.	Rewards increased management and operational efficiency.	Long-Term
Modified Cash Flow (MCF)	Operating income less equity earnings within our LaSalle Investment Management segment.	Rewards growth in investment management business, less Company's return on its co-investment.	Long-Term; used for the LaSalle CEO under the separate LaSalle long-term program
Modified Base Cash Flow (MBCF)	Modified Cash Flow less incentive fees within our LaSalle Investment Management segment.	Rewards annuity earnings from investment management business.	Long-Term; used for the LaSalle CEO under the separate LaSalle long-term program
Total Shareholder Return	Calculated in the first quarter of the following year by dividing (A) the sum of (i) the total dividends paid per share to shareholders in the performance period plus (ii) the difference between the final share price and the beginning share price, by (B) the beginning share price	Aligns changes in compensation levels to shareholder value.	Long-Term
G5 Strategic Objectives	Objectives seeking to drive achievement of the Company's five global strategic priorities (the ***G5***)	Rewards long-term planning and execution and achievement of strategic priorities	Annual and Long-Term

How We Determine the Amount of Each Compensation Element

In the first quarter of each year, we review and determine all of the elements that comprise our total compensation arrangements for the Named Executive Officers. We do this both with respect to the previous year's performance (in terms of making decisions on any actual annual incentive payments to be made) and for the forthcoming year (in terms of the overall structure and elements that will govern how we determine the amount of compensation for future performance). We take this integrated approach so that we can calibrate the total reward potential for the Named Executive Officers relative to performance against their business plans.

Annual Base Salary. Currently the base salary for each of our Chief Executive Officer and our Chief Financial Officer is at or below the 50th percentile relative to our Market Reference companies. We review base salaries for all of our Named Executive Officers on an annual basis, as well as at the time of a promotion or other change in responsibilities. We recommend adjustments to base salaries, if any, following an evaluation of the individual's specific performance during the previous performance period and the

relative level of his or her compensation compared to other Named Executive Officers and to our Market Reference companies.

Annual Incentives. We generally intend the compensation we pay to our Named Executive Officers to qualify as performance-based compensation that is fully deductible for U.S. federal income tax purposes. Accordingly, at the beginning of each year and taking into account the Company's plans for that year, the Committee establishes a *maximum* total amount of the annual incentives that will be available for payment to the Named Executive Officers for different levels of financial and non-financial performance.

The table below summarizes the threshold and target performance levels, and associated incentive funding, that we established at the beginning of 2012 for annual incentives in the aggregate for our Named Executive Officers:

Minimum Threshold Net Income Performance	Target Net Income Performance	Maximum Funding Available for Annual Incentives Based on Net Income Performance:			Additional Maximum Incentives for Performance on Key Strategic Objectives	Total Maximum Funding at Target for both Net Income and Strategic Objectives Performance
		Net Income Sharing Rate	Maximum Funding at Threshold	Maximum Funding at Target		
$115,000,000	**$228,900,000**	7%	**$8,050,000**	**$16,023,000**	**$3,000,000**	**$19,023,000**

The incentive amounts we set at the beginning of the year serve as one of the governors that the Committee establishes with respect to how it then determines the compensation amounts it ultimately approves after the end of the year. For tax deductibility purposes, the Committee retains the discretion in its judgment to *reduce*, but not increase, a Named Executive Officer's annual incentive compensation from the maximum incentive amounts that would otherwise have been payable.

We establish other individual key strategic performance objectives for each of our Named Executive Officers as part of the same Individual Performance Management Program (***IPMP***) that we use to determine the compensation for substantially all of our professional and corporate support employees on an annual basis. We design these objectives principally to drive achievement of the Company's five global strategic priorities (the ***G5***):

- **G1**: Build our leading local and regional market positions;
- **G2**: Grow our leading positions in the Corporate Solutions business;
- **G3**: Capture the leading share of global capital flows for investment sales;
- **G4**: Strengthen LaSalle Investment Management's leadership position; and
- **G5**: Differentiate and sustain our business by connecting across the firm and with clients.

The aggregate maximum annual incentive award that we may pay to any Named Executive Officer, from both the application of the financial formula and from the achievement of the key strategic performance goals described above, cannot exceed $5 million in any one year.

After the end of the year, the Committee considers actual results achieved, IPMP assessments as well as significant unforeseen obstacles or favorable circumstances that influenced the ability to meet desired results. The overall assessment of each Named Executive Officer serves as the basis of the Committee's decision to award an annual incentive. We report performance-based annual incentives awarded in cash in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." We include performance-based equity awards in the "Stock Awards" column.

To further promote longer term performance orientation, we require at least 15% of each named executive's annual incentive be paid in restricted stock units. When awarded, half of the restricted stock units vest on or about the 18 month anniversary of the award and half vest on or about the 30 month anniversary. We determine the number of restricted stock units we award under this provision based on the NYSE closing price of the Company's Common Stock on the day the Committee approves the annual incentives.

Long-Term Incentive Compensation Programs:

The GEC LTIP

We established the GEC LTIP to operate over the five-year period from the beginning of 2010 through the end of 2014. We create a total annual compensation pool of $5 million for performance at target levels for four different performance measures. Actual funding of the pool may be higher or lower than the target amount depending on actual performance. Whether cash or stock is paid for achievement of a particular performance measure depends on the measure. Although the categories for the performance measures will stay the same over the five-year life of the GEC LTIP, the Committee annually reviews the goals that were established when the current GEC LTIP was adopted in 2010.

The following table indicates how all of the elements of the GEC LTIP interact:

Performance Measure	When is Performance Evaluated?	Form of Award (Each with 3-Year Vesting)
Operating Income Margin	Annually; award requires sustained performance over a 2-year period	Deferred Cash (No Interest Paid During Deferral Period)
Operating Income	Annually; award requires sustained performance over a 2-year period	Deferred Cash (No Interest Paid During Deferral Period)
Total Shareholder Return	Annually	Restricted Stock Units
Support for G5 Strategic Priorities	Annually	Restricted Stock Units

The Committee determines annually the share in the pool for each member of the GEC other than the Chief Executive Officer of LaSalle, who participates in an alternative long-term incentive plan we discuss below. For 2012, (1) 30% was allocated to our Chief Executive Officer, (2) 20% to our Chief Operating and Financial Officer and (3) 15% to each other GEC member. A GEC member's percentage may not be increased due to a reduction in the percentage determined for another member. The Committee may allocate the remaining portion of the pool for individuals outside the GEC based on recommendations from the Chief Executive Officer.

The table below outlines the threshold and target performance levels, and associated incentive funding, we established at the beginning of 2012 for the GEC LTIP:

GEC LTIP Performance Goals	Relative Weight	2012 Performance Levels		Funding at Different Performance Levels			
		Threshold	Target	Below Threshold	Threshold	Target	Maximum
Operating Income Margin	25%	9.0%	**10.0%**	$0	$1,062,500	**$1,250,000**	$1,375,000
Operating Income	25%	$250,000,000	**$300,000,000**	$0	$1,062,500	**$1,250,000**	$1,375,000
Total Shareholder Return	10%	10%	**10%**	$0	$0	**$500,000**	$500,000
G5 Objectives	40%	Strategic financial and non-financial goals are established at beginning of each year		$0	$1,000,000	**$2,000,000**	$2,000,000
Total				**$0**	**$3,125,000**	**$5,000,000**	**$5,250,000**

The LIM LTIP

Since he is the Chief Executive Officer of LaSalle, Jeff A. Jacobson, who is one of our Named Executive Officers, participates in the LIM LTIP. As a result, he does not participate in the GEC LTIP.

Under the LIM LTIP, we determine a fixed incentive amount to be paid to a group of senior LaSalle officers at the end of each year if performance exceeds the annual cash flow, margin and compound growth rate targets we established for the five-year performance period of 2008 through 2012. The LIM LTIP requires the Committee to determine how much of each annual incentive will be delivered in cash and how much in unvested restricted stock units. The award in respect of performance for each year is paid in one-quarter tranches over four years.

The payout earned and paid in a given year under the LIM LTIP depends on whether LIM clears certain margin and growth rate hurdles for the immediately preceding calendar year. We use two different hurdles: (1) *Modified Cash Flow* and (2) *Modified Base Cash Flow*. We define Modified Cash Flow as LaSalle's operating income minus its equity earnings. We define Modified Base Cash Flow as Modified Cash Flow minus incentive fees. The Modified Cash Flow hurdle began with $50 million for 2008 and increases by 15% for each subsequent year. The Modified Base Cash Flow hurdle is $50 million for each year of the program.

Additionally, as a condition for awards to be made for a given year, the actual margin for the investment management business must exceed 15% and the segment's total compensation and benefits expense as a percentage of revenue must not exceed 60%.

We then make the payout, from a pool of cash flows that have exceeded the hurdle amounts, to those LIM executives who were previously granted a fixed number of participant points against the pool.

How We Made Our Specific 2012 Compensation Decisions

Summary Comment on Company Performance in 2012

The Company's **full-year 2012 revenue reached a record $3.9 billion, a 10% increase over 2011**. The Company achieved this result notwithstanding that real estate and financial markets were challenged by various constraining factors, including the political and economic uncertainties within the European Union that remain unresolved, stubborn unemployment and fiscal uncertainties in the United States, continuing unrest in the Middle East and Africa and economic slowdown in both India and China. The Company continued to **successfully integrate the King Sturge business** after our 2011 merger and **completed four smaller but strategically important acquisitions** in across three countries and four different markets.

The Company **reported GAAP net income of $207 million for the year, compared to $164 million in 2011**. Adjusting for the effect of restructuring and acquisition charges primarily associated with the King Sturge acquisition, and the elimination of our Stock Ownership Program, its **adjusted net income of $245 million was 14% higher than its adjusted net income in 2011** and 48% higher than 2010. Moreover, each of the three Real Estate Services operating segments contributed to the results by increasing both its revenue and its operating income over the prior year. Although LaSalle's advisory fees of $228 million were down 6% from the prior year, its total revenue for the year was up 5% from 2011 due to the recognition of $23 million of incentive fees as the result of performance for clients and $24 million of equity earnings primarily from asset sales.

The Company **remained financially strong** as it maintained its investment grade rating, **successfully issued $275 million of ten-year fixed-rate senior notes** and **reduced bank debt** to $169 million at year-end compared to $463 million at the end of 2011.

Total shareholder return for 2012, including the distribution of dividends, was 37%. As the cumulative total shareholder return table in our 2012 Annual Report on Form 10-K indicates, **over the past five-year period, the Company's total return to shareholders (which takes into account reinvestment of dividends) has outperformed both its peer group and the S&P 500 index.**

The Committee also noted that the Company had a number of **other significant accomplishments during 2012**, including the following:

- **Extended its position as leading provider of real estate services to large corporate occupiers**, winning 48 new outsourcing assignments, expanding our relationship with 39 clients and renewing 47 contracts.
- Continued to **successfully grow its Middle Markets Corporate Solutions business**, with 58 new assignments encompassing 180 million square feet of space.
- **Won from HSBC an exclusive global facility management mandate** for the bank's 58-million square foot portfolio. This massive expansion of our relationship with HSBC more than doubles the square footage the Company will manage for the bank. The assignment represents the largest ever outsourcing of facility management services to a single service provider by a financial company.
- In total revenue terms, **expanded our leading market positions in each of EMEA and Asia-Pacific** over the next largest competitor.
- Through LaSalle, **generated $23 million of incentive fees as the result of positive performance for clients and $24 million of equity earnings.**
- Continued to **grow its sustainability business globally**, now with 1,400 energy and sustainability accredited professionals who provided over 20,000 client facilities with specialized energy evaluation services and documented $105 million in savings and reduced greenhouse gas emissions by 587,000 tons.

During 2012, we continued to win numerous awards that reflected the quality of the services we provide to our clients, the integrity of our people and our desirability as a place to work, including awards recognizing our (1) superior service to clients, (2) ethics program, (3) outsourcing capabilities, (4) consultancy capabilities, (5) "best place to work" environment and (6) positive environmental work for clients.

Each of our three Real Estate Services business segments experienced solid revenue improvement over the prior year:

- Our **Americas business grew its revenue to more than $1.7 billion, 15% over 2011**. The most significant revenue increases were in Capital Markets & Hotels, which increased 25%, and Property & Facility Management, which increased 15%. Leasing revenue increased 9% despite overall office leasing volumes dropping 20% in the United States.
- The revenue of our **Asia Pacific business was $876 million, up 9% in local currency over 2011**, driven by 15% growth in Capital Markets & Hotels and 13% annuity growth in Property & Facility Management; and
- **EMEA revenue exceeded $1 billion for the first time, 12% higher than the prior year in local currency**, showing strong increases across all product categories. The largest increases were in Leasing, which grew 11% in local currency, and Project & Development Services, which includes the Tetris fit-out business and grew 16% in local currency.

Summary Comment on Executive Performance and Compensation in 2012

Based on the above performance, we believe the Company remains in a very solid overall position relative to its competitors in terms of (1) the strength of its balance sheet, (2) the quality of its people and services, (3) the depth and balance of its geographic reach, (4) its overall ability to serve the needs of our clients locally as well as through leveraging the power of its global platform and (5) its corporate sustainability.

Upon consideration and evaluation of the performance data and results, the Committee believes that the annual incentive compensation awarded to our Named Executive Officers appropriately reflects our consolidated results as well as the results of our respective business segments. Our firm's ability to continue to perform well despite significant economic challenges within all of its three regions of operation, often significantly outperforming the overall market dynamics, indicate the power of the platform that it has built and its ability to attract and retain top talent. The members of the Global Executive Committee have demonstrated confident leadership in this regard and have continued to provide coordinated and communicative management to a complex, geographically dispersed and culturally diverse organization. Additionally, our Named Executive Officers serve as reliable role models for the high level of integrity and professionalism that we seek as the foundation for our reputation.

We also believe that during 2012 **our Chief Executive Officer, Mr. Dyer, performed very well on the strategic objectives** we established for him at the beginning of 2012. He remains a **spirited leader** of our Global Executive Committee, with which the Board interacts on a regular basis. In particular, during 2012 Mr. Dyer was instrumental in completing and communicating to our 300-person International Director management group the elements of the **strategic plan** that has been developed to promote continued growth and prosperity for the organization through the remainder of the decade. Mr. Dyer is adept at influencing both the firm's **business development** as well as the **enterprise risk management** that is necessary to operate successfully in the many and very different markets in which the firm competes globally. He visibly promotes conducting business with the **highest levels of ethics** and understands the importance of maintaining a **vibrant culture of professionals who respect diversity while working together toward a common goal of putting our clients first.**

It is the Committee's considered view, therefore, that the **total compensation levels of our Named Executive Officers for 2012 are reasonable and appropriate given the Company's achievements overall and by each of the individual business segments.** We also believe that the manner in which we delivered the compensation to the executives for their 2012 performance continued to motivate them to perform at a very high level within dynamic and challenging markets, both for our clients and for the benefit of our shareholders.

Determination of 2012 Base Salaries

Consistent with our philosophy of emphasizing performance-based compensation and in order to support our goal of maintaining an efficient cost structure and limiting our fixed costs, we did not raise the base salaries of our Named Executive Officers in 2012, nor have we done so for over five years.

Determination of 2012 Annual Incentives

Based on the performance of each of the other Named Executive Officers against each of the financial and non-financial goals established at the beginning of the year, as well as his judgment of the different market and geographical dynamics and results of each of their respective business segments during 2012, Mr. Dyer recommended to the Committee the annual incentive compensation of the other Named Executive Officers. These recommendations also took into consideration the amounts that each of our Named Executive Officers would receive or forfeit under different termination scenarios.

In connection with the transition of Peter C. Roberts from the position of Chief Executive Officer of our Americas business segment to our Chief Strategy Officer effective January 1, 2013, certain contractual agreements were made with Mr. Roberts under which his annual incentive compensation was determined prior to the end of 2012. Those agreements are described in detail below under *Savings, Retention and Other Plans and Arrangements: Transition Arrangements with Peter C. Roberts.*

In executive session, the Committee separately considered the performance of Mr. Dyer against the net income and other strategic objectives established at the beginning of the year, as well as the amounts that Mr. Dyer would receive or forfeit under different termination scenarios.

The Committee then approved the following *aggregate* annual incentive payouts to our Named Executive Officers for 2012 relative to the maximum plan funding limits that we established at the beginning of the year. The total amount for Net Income Performance includes the contractually determined payment to Mr. Roberts.

Annual Incentive Component	Target 2012 Performance	Maximum Funding at 2012 Target	Actual 2012 Performance	Maximum Funding Based on Actual 2012 Performance	Total Actual Incentive Payouts
Net Income Performance	$228,900,000	$16,023,000	$245,400,000	$17,150,000	**$15,710,000**
Key Strategic Objectives	Developed through Individual Performance Management Program	$3,000,000	See Table below	$3,000,000	**$2,050,000**
Totals	NA	$19,023,000	NA	$20,150,000	**$17,760,000** ***(89% of target funding limit)***

From the total pool of $17.76 million payments to all of the Named Executive Officers as a group, the Committee allocated a total of $13.66 million to cash payments (77%) and $4.1 million to restricted stock units (23%).

The Committee determined that a total annual incentive payment of $4,607,000, or 26% of the total, would be paid to Mr. Dyer, our Chief Executive Officer, of which $3,257,000 would be paid in cash and $1,350,000 would be paid in restricted stock units.

Additional information about the payments of the annual incentives to Mr. Dyer as well as the other Named Executive Officers is provided below in the Summary Compensation Table.

The following table indicates the material (but not all) factors from 2012 performance we took into account when establishing the annual cash incentives for all of our Named Executive Officers:

Name	Plan Based Annual Cash Incentives	Commentary on Annual Incentive Attributed to Financial Portion	Commentary on Achievement of Principal Non-Financial Strategic Objectives
Colin Dyer, Chief Executive Officer and President	**$3,257,000**	• Adjusted net income of $245 million vs. $215 million in 2011, a 14% increase • Adjusted operating income margin of 9.3% down slightly from 9.4% in 2011	• Continued strong and well-coordinated leadership of our executive team as Chairman of Global Executive Committee. • Within continued challenging economic and political environments globally, promoted additional market share gains to provide solid momentum into 2013. • Communicated results, and began to lead implementation of, significant strategic planning process designed to guide the firm for the balance of the decade. • Firm continued to receive multiple awards from third parties, reflecting industry leadership and stature as firm of choice for clients and staff seeking financially stable organization with broad and deep service capabilities and reputation for integrity as one of the "World's Most Ethical Companies." • Significant visibility with current and potential clients, shareholders and employees, broadening the firm's profile and strengthening its global brand.
Lauralee E. Martin, Chief Financial Officer (2012) **(Transition to CEO Americas effective January 1, 2013)**	**$2,150,000**	• Adjusted net income of $245 million vs. $215 million in 2011, a 14% increase • Adjusted operating income margin of 9.3% down slightly from 9.4% in 2011	• Important role in working with Corporate Solutions to enhance risk management and other operational matters. • Enhanced strength and diversity of the balance sheet through sale of ten-year fixed rate notes, the firm's first public debt offering; maintained investment grade rating, a differentiator with clients seeking financial stability from their most important service providers. • Significant role in extending Staubach employment agreements. • Leadership in driving productivity, cost optimization and enterprise risk management through chairmanship of our Global Operating Committee. • Strong sponsorship of sustainability efforts. • High visibility and solid reputation with investors, colleagues and clients.
Alastair Hughes, CEO, Asia-Pacific	**$2,100,000**	• Asia-Pacific revenues of $876 million up 9% in local currencies from 2011 • Operating income of $65 million, up 1% in local currencies from 2011 • Operating income margin of 8.4%, down from 9.3% in 2011	• Maintained market leadership in the region over next largest competitor. • Market share gains versus overall market pull-back. • Leadership on continued development of strategic and growth markets, including China and India. • Solid business development in Australia. • Significant progress on business in Japan with successful transition to new country head. • Leadership on continued productivity improvements across the region. • Deep relationships with both corporate and transactional clients. • Strong retention rate of corporate outsourcing clients.
Jeff A. Jacobson, CEO, LaSalle Investment Management	**$1,250,000**	• LaSalle revenues of $285 million up 5% in local currencies from 2011 • Operating income of $72 million, up 26% from 2011 • Incentive fees driven by client performance increased to $23 million, up 18% in local currencies over last year; equity earnings of $24 million up significantly from the prior year	• Leadership role in developing long-term strategic vision for the business, including with new paradigm clients, particularly important given highly dynamic nature of investment management industry. • Important new initiative in accessing the retail market by launching Jones Lang LaSalle Income Property Trust. • Over-performance vs. benchmarks in core US, UK and European funds. • Recruited new head of Client Capital Group, off to a strong start. • Leadership in confronting challenges all investment managers are facing in Asian and European markets in terms of attracting and deploying capital. • Continued to enhance LaSalle brand with *Euromoney* "Global Best Real Estate Investment Manager."
Peter C. Roberts, CEO, Americas (2012) **(Transition to global Chief Strategy Officer effective January 1, 2013)**	**Amount determined pursuant to contract by reference to EMEA and AP CEO incentives; please see discussion below**	• Americas revenues of $1.747 billion up 15% from 2011 • Operating income of $168 million up 4% from 2011 • Operating income margin of 10.1%, down from 10.8% in 2011	• Continued market share gains in brokerage and middle markets corporate business despite downturns in the overall market for these services. • Leadership role in significant progress developing healthcare business in the US and also our businesses in Brazil and Canada. • Significant involvement during the year in client-related activities, including support of new business pitches. • Significant operational progress made in Mobile Engineering and European facilities management business including in US Corporate Solutions • Important leadership on continued improvement of staff diversity. • Influential as GEC sponsor on global Corporate Solutions board.
Christian Ulbrich, CEO, EMEA	**$2,050,000**	• EMEA revenues of $1.049 billion up 12% in local currencies from 2011 • Operating income of $53 million, up 95% from 2011 • Operating income margin of 5.7%, up from 3.1% in 2011	• Leadership on delivering market share gains despite continuing uncertainty and weakness in overall European markets due to euro zone debt and political crisis; managed leadership transition in important UK business. • Maintained market leadership in the region over next largest competitor. • Strong year for Tetris fit out business and continued successful expansion into additional countries. • Continued development of strategy to enhance marketing through the internet. • High visibility at conferences and with current and potential clients. • Leadership on cost discipline across the region. • Significant increase in profitability of Hotels and Hospitality business.

Determination of 2012 Long-Term Incentives: GEC LTIP

The table below presents the aggregate annual incentive payouts we made to our participating Named Executive Officers for 2012 under the GEC LTIP funding mechanics:

Performance Measures	2012 Target Performance	Funding at Target	2012 Actual Performance Results(1)	2012 GEC LTIP Funding	Form of Award
Operating Income Margin	10.0%	$1,250,000	9.0%	**$1,060,000**	Deferred Cash
Operating Income	$300,000,000	$1,250,000	$329,300,000	**$1,250,000**	Deferred Cash
Total Shareholder Return	10%	$500,000	37%	**$500,000**	Restricted Stock Units
G5 Objectives	See Below	$2,000,000	75%	**$1,500,000**	Restricted Stock Units
Total		$5,000,000		**$4,310,000**	(86%)

(1) Operating income margin and operating income are adjusted to reflect restructuring and intangible amortization charges related to the King Sturge merger and charges relating to the elimination of the Stock Ownership Program (SOP).

The following table indicates the material (but not necessarily all) factors we took into account in determining the extent to which our Named Executive Officers collectively met the G5 objectives for 2012:

G5 Strategic Objective	Results
G1: Build our leading local and regional market positions	• Continued solid progress with King Sturge integration in the UK • Completed strategic mergers to extend and augment our geographic and service capabilities in Australia, Singapore, California and Texas • Solid progress on integration of Indonesian acquisition • Key wins in growing health care sector in the US • Progress on developing businesses in Brazil and Canada
G2: Grow our leading position in Corporate Solutions	• Successful pursuit of HSBC global facility management contract: largest-ever outsourcing of facility management services to a single provider by a financial company • Won 48 new outsourcing assignments, expanded relationships with 39 clients and renewed 47 client contracts • Further expanded middle market corporate platform • Productivity improvements in terms of revenues and fees per employee
G3: Capture the leading share of global capital flows for investment sales	• Solid progress on US Capital Markets strategy • Attracted market leading talent across global markets • Expanded residential sales business in the UK • Expanded Freddie Mac multi-family business in the US
G4: Strengthen LaSalle Investment Management's leadership position	• Launched Jones Lang LaSalle Income Property Trust in the US • Invested $4.75 billion of capital on behalf of clients across all geographic segments • Investment performance for clients was at or above benchmarks for all segments • Re-engineering of Asian and European platforms improved productivity and responsiveness to market requirements
G5: Differentiate and sustain by connecting across the firm, and with clients	• Strategy 2020 Project identified additional connectivity across regions for various business units • Strengthened brand with recognition for outstanding performance and culture through numerous awards including for best property consultancy, environmental efforts and business ethics • Improved communications capabilities through cloud technology • Continued progress on enterprise risk management program through Global Operating Committee • Support for Integrated Reporting initiative as part of enhanced sustainability efforts and disclosure
Other significant results that strengthened the business	• Successful offering of $275 million of fixed rate, ten year notes • Maintained the only investment-grade rating in our industry

The payment under the GEC LTIP to Mr. Dyer, our Chief Executive Officer, was $1,293,000, 30% of the total, of which $693,000 is payable in deferred cash (54%) and $600,000 is in restricted stock units (46%). Of the total amount paid to the participating Named Executive Officers as a whole, 54% was paid in deferred cash and 46% in restricted stock unites.

Additional information about payments under the GEC LTIP to Mr. Dyer as well as the other Named Executive Officers is provided below in the Summary Compensation Table.

Determination of 2012 Long-Term Incentives: LIM LTIP

Based on the point interests he had been allocated at the beginning of 2012, Mr. Jacobson received a total award for 2012 under the LIM LTIP of $650,000. We determined this amount based on a sharing of the amounts that LaSalle generated during 2012 of (1) Modified Cash Flow, (2) Modified Base Cash Flow and (3) forfeited awards from terminated participants. We also determined that LaSalle had met the payment threshold conditions for margin and ratio of compensation and benefits to revenue.

With respect to the total long-term incentive amount most recently determined in 2013 in respect of LaSalle's 2012 performance, one quarter ($162,500) has been paid to Mr. Jacobson in cash in 2013 and one quarter will be paid in cash in each of 2014, 2015 and 2016, assuming that Mr. Jacobson has not then previously terminated his employment at the time of the payment.

Additional Compensation, Retention and Retirement Programs

We have various additional equity and other incentive programs, some of which apply specifically to one or more of our Named Executive Officers and some of which are more broadly-available programs in which one or more of our Named Executive Officers are eligible to participate. We have designed them to align the interests of our employees, and particularly our executives, with the interests of our shareholders and to serve as longer-term retention vehicles for our people. In many cases, we establish these types of programs because they are standard within the respective markets in which we operate, and we therefore believe they are a necessary component in the compensation programs for firms, such as ours, that want to be competitive as employers of choice.

For ease of reference, the following chart lists all of the programs, together with a brief description. After that, we discuss each of the programs in more detail (and the brief descriptions are qualified by those broader discussions):

Program	Brief Description
U.S. Employee Stock Purchase Plan	U.S. after-tax employee stock purchase plan; monthly stock purchases from the market at the then market rates.
U.K. Save As You Earn Plan	U.K. tax-qualified employee stock purchase plan; stock purchases at 15% discount after three or five years of savings through payroll deductions.
Co-Investment Long-Term Incentive Plan	Grants of interests in LaSalle Investment Management real estate investment funds to senior group of Company officers (International Directors). Future grants under this program were discontinued, effective January 1, 2007.
International and Regional Director Personal Co-Investment Program	Vehicle to permit personal after-tax investments the return on which will relate to the performance of a pool of LaSalle Investment Management real estate investment funds. Future investment opportunities under this program were discontinued, effective January 1, 2007.
Spaulding & Slye Investment Program	Vehicle to create and manage real estate investments in which certain Jones Lang LaSalle employees, and in some cases members of the Board of Directors, are given the opportunity to make personal investments from time to time.
Savings, Retention and Other Plans and Arrangements	Retirement savings plans are country or contract specific and generally related to local market practices, including for example the U.S. 401(k) plan with Company match. In addition, a specific retention plan has been established for our Chief Executive Officer.
Severance Arrangements	Standard Company severance arrangements are country specific, with all Named Executive Officers subject to specific provisions in the U.S. Severance Pay Plan.
U.S. Deferred Compensation Plan	Allows eligible U.S. employees to defer income for receipt at designated future times; Company does not make contributions.
Change in Control Benefits	Other than in connection with accelerated vesting of restricted stock units and stock options, enhanced change in control benefits not provided. Established a policy in 2013 that equity issued under long-term incentive plans would have "double trigger" in the event of a change of control. No tax gross-ups.
Perquisites	No personal perquisites (such as club memberships) of any significance are provided. In appropriate circumstances, we do provide reimbursement for certain expatriate and / or relocation expenses, all of which we disclose in the Summary Compensation Table.

U.S. Employee Stock Purchase Plan and U.K. Save As You Earn Stock Plan

The U.S. Employee Stock Purchase Plan and the U.K. Save As You Earn (*SAYE*) Stock Plan provide eligible employees with a means for using their own personal funds to accumulate Jones Lang

LaSalle Common Stock. Typically, we structure these plans according to the tax regimes of the countries in which we offer them.

- The U.S. Employee Stock Purchase Plan provides employees in the United States with a means to purchase stock through regular payroll deductions. We purchase shares for the Plan at the end of each month in the open market at the then current price. We do not provide any discounts, but we do pay brokerage costs. None of our Named Executive Officers participated in the U.S. Employee Stock Purchase Plan in 2012.
- The U.K. SAYE Stock Plan provides employees in the United Kingdom and Ireland with an option to purchase stock at a 15% discount through regular payroll deductions accumulated over an offering period. None of our Named Executive Officers participated in the U.K. SAYE Stock Plan during 2012.

Co-Investment Long-Term Incentive Plan

Our Co-Investment Long-Term Incentive Plan was designed to provide the group of the then approximately 150 of our senior leaders around the world, known as our International Directors, with the opportunity to benefit on a notional basis from real estate co-investments made by the Company on their behalf through its LaSalle Investment Management business. Primarily to avoid certain negative accounting and tax effects from the future expansion of the Co-Investment Plan, we discontinued further grants beyond 2006. Grants that we previously made will continue to vest according to their terms and will continue to serve as a useful retention incentive. In 2007, as an alternative means of recognizing the achievements of our International Directors and as an additional long-term retention incentive aligned with increases in our stock price, we made a grant to each International Director, including each Named Executive Officer other than Mr. Jacobson, of $37,000 in restricted stock units (based upon the closing price of shares of our Common Stock on January 2, 2007) that vest in five years assuming continued employment at the time by each grantee. We have not made any additional grants to International Directors since 2007 and do not anticipate doing so in 2013.

As originally structured, the Co-Investment Plan sought to:

- Help the Company retain its most senior people;
- Align the interests of participants with those of the Company's real estate investment clients; and
- Increase their efforts to promote the Company's success in the interests of our shareholders.

We originally established the Co-Investment Plan to make grants of investments for the benefit of our International Directors during a three-year period starting on January 1, 2002, with an initial notional allocation by the Company of $5 million among those employees who were International Directors on that date. We earmarked an additional $5 million to be invested in the Co-Investment Plan for the International Directors in place on each of January 1, 2003 and January 1, 2004 if the Company achieved a certain performance level during the respective previous years. The Company did not achieve the required level of performance during 2002, so we did not make a grant in 2003. The Company did achieve the required level of performance in 2003 and so we made a second investment in 2004. In October 2004, our Board extended the Co-Investment Plan for one additional notional investment allocation to be made in 2005 in the event the Company achieved a certain performance level during 2004. Since the Company did achieve the required level of performance during 2004, a third notional investment of $5 million was made in 2005. Based upon the Company's strong financial performance in 2005, our Board approved an additional notional investment of $5 million in 2006.

A participant vests in the portion of his or her notional investment account upon the earlier of:

- Five years from the date as of which each allocated investment is made;

- Retirement;
- Death or permanent disability; or
- A change in control of the Company.

Termination of employment for any reason other than those listed above results in a forfeiture of all of a participant's interests in the Co-Investment Plan. We determine the value of a participant's account based on the performance of particular real estate funds managed by LaSalle Investment Management. The Committee administers the Co-Investment Plan.

While they have participated in the separate LIM Long-Term Incentive Compensation Program described below, certain of our LaSalle Investment Management International Directors, including Jeff A. Jacobson, one of our Named Executive Officers, have not participated in the Co-Investment Plan. In 2005 and 2006, permitted International Directors who were employees of LaSalle Investment Management and located in certain countries where permitted, including Mr. Jacobson, to make (and certain of them did make) investments from their own funds, either directly or, if otherwise eligible, through our United States Deferred Compensation Plan described below, the returns on which will be calculated as if they were grants made under the Co-Investment Plan.

Other than as set forth above with respect to Mr. Jacobson, all of our other Named Executive Officers participated in the Co-Investment Plan through 2006.

International and Regional Director Personal Co-Investment Program

In 2006, we introduced a new International and Regional Director Personal Co-Investment Program, in which all of our International and Regional Directors, including our Named Executive Officers, were eligible to participate on a voluntary basis. The Personal Co-Investment Program permitted eligible participants to invest personally in the performance of certain of the funds that LaSalle Investment Management has established for its clients. We intended the Program to serve as a retention device by:

- Providing our people a means to participate in a personal investment opportunity that was unique to being employed at our Company; and
- Further aligning the interests of our people with the success of our LaSalle Investment Management business and the performance it seeks to achieve on behalf of its clients.

Of our Named Executive Officers, Colin Dyer, Jeff A. Jacobson and Peter C. Roberts have made personal investments in the Personal Co-Investment Program.

Primarily to avoid certain negative accounting effects from the future expansion of the Personal Co-Investment Program (similar to those issues that arose with respect to the Co-Investment Plan), we have discontinued the ability to make further investments beyond 2006. Personal investments made in 2006 continue to remain outstanding, however.

Personal investments through the Program represent an interest whose return will reflect the performance of the co-investments that the Company itself has made in LaSalle Investment Management funds.

During 2006, we permitted eligible participants to personally invest up to US$100,000 in the Personal Co-Investment Program. As they represent personal investment funds, all investments made by our Named Executive Officers vested immediately. Each Named Executive Officer will continue to own the investment even if he or she leaves the Company, regardless of the circumstances. A participant does not have any rights to sell investment units back to the Company in the event he or she leaves the Company, nor can the Company require a participant to sell them back.

Participants may not re-sell investment units to anyone else, nor may they pledge them as collateral for a loan. Investment units may pass to their heirs upon their death, but otherwise the units are not liquid investments.

As a legal matter, investment units represent a liability of Jones Lang LaSalle Incorporated that is owed to participants as unsecured creditors of the Company. We measure the investment return on the liability by the return that the Company receives on the LIM Funds, but participants are not themselves direct investors in the underlying LaSalle Investment Management funds. Therefore, in the event of the bankruptcy of the Company, participants could lose up to the entire value of the investment even if the underlying funds themselves remained solvent.

During 2007, there was a return of principal of approximately $14,000 and interest of approximately $13,000 on each $100,000 initial investment. There was no return of principal during 2008. In February 2009, there was a return of principal of approximately $7,400 and interest of approximately $2,600 on each $100,000 initial investment. In December 2010, there was a return of principal of approximately $8,600 and interest of approximately $4,400 on each $100,000 initial investment. We did not make any distributions during 2011. In December 2012, there was a return of principal of approximately $23,700 and interest of $8,300 on each $100,000 initial investment.

Spaulding & Slye Investment Program

Our Spaulding & Slye Investments division, which operates within our Americas segment, creates and manages real estate investments in which certain Jones Lang LaSalle employees, and in some cases members of the Board of Directors, are given the opportunity to invest from time to time. The goal of the program is to provide further alignment between our people and the success of our business, as well as an additional retention incentive. In early 2012, the SSI Opportunity Fund 1 was launched to target the acquisition and/or development of industrial, office, apartment and retail assets. Selected members within our Americas management group were offered the opportunity to make personal investment commitments in $50,000 increments to a maximum of $250,000, the latter of which would result in an approximate ownership of 2.25% of the total equity raised.

Of our Named Executive Officers, Peter C. Roberts has made a personal investment in the SSI Opportunity Fund I offering to date of approximately $82,000.

Savings, Retention and Other Plans and Arrangements

CEO Performance Incentive Compensation Agreement. In April 2012, the Committee approved a new performance-based and retention incentive benefit (the ***Benefit***) for Colin Dyer, our Chief Executive Officer. The Committee, working with its independent compensation consultant, has designed the Benefit to accomplish two main objectives:

(1) to create an additional retention incentive for Mr. Dyer to remain with the Company and to continue to provide the leadership that the Board believes has created significant organizational and shareholder value, and driven strong performance, during his tenure; and

(2) to create an additional incentive for Mr. Dyer to drive performance of the Company's financial and strategic goals as the Committee establishes them each year in connection with the development of our executive compensation program.

Accordingly, the Company has agreed to pay the Benefit in the event that: (1) Mr. Dyer terminates his employment on any date ***after*** the date on which he has both (a) reached age 62 and (b) attained ten years of service with the Company (the earliest date on which both conditions can be met is during September 2014, which is the ***Eligibility Date***); (2) Mr. Dyer is involuntarily terminated without cause at any time in the future; or (3) Mr. Dyer dies or is significantly disabled at any time in the future.

The Benefit will be determined according to a formula, which operates as follows:

(1) in the event of termination *after* the Eligibility Date, including as the result of Mr. Dyer's death or disability, the annual value of the Benefit will equal $250,000 plus 8.5% of Mr. Dyer's Final Average Annual Incentive; and

(2) in the event of Mr. Dyer's involuntary termination without cause, death or disability *before* the Eligibility Date, the annual value of the Benefit will be pro-rated according to number of full months of service relative to ten years of service.

We defined the term ***Final Average Annual Incentive*** to mean the average of the two highest consecutive years' Non-Equity Incentive Plan Compensation, which includes only cash payments attributable to the Company's Stock Award and Incentive Plan (or such similar or successor annual incentive bonus plan), in the five years preceding the year in which separation from service takes place, as reported in the corresponding column of the Summary Compensation Table of the Company's annual proxy statements. This *excludes* (i) any cash payments to Mr. Dyer under the GEC LTIP and (ii) any other special bonuses that the Company may pay or provide Mr. Dyer. However, in the event that the Company offered to pay an annual incentive bonus to Mr. Dyer, but Mr. Dyer voluntarily declined to accept all or part of such annual incentive bonus (as he did in 2008 in connection with the Company's actions in reaction to the global financial crisis taking place at the time), then for purposes of calculating the Final Average Annual Incentive, the full amount of the annual incentive bonus offered by the Company to Mr. Dyer shall be counted.

The annual Benefit will be paid out in the form of annuity payments according to certain elections that Mr. Dyer will be permitted to make. Mr. Dyer will be an unsecured creditor of the Company with respect to the Company's financial obligation to pay the Benefit.

Currently, there is no accumulated benefit under the Agreement since future payments under the Agreement, if any, will be (1) subject to the satisfaction of the conditions noted above and (2) based on future amounts of cash compensation to be reported in our proxy statements that we are unable to determine at this time.

The form of the agreement under which the Company has agreed to provide the benefit has been filed with the Securities and Exchange Commission on a Form 8-K on April 19, 2012.

Transition Arrangements with Peter C. Roberts. In connection with the transition of Peter C. Roberts to the new role of Chief Strategy Officer effective January 1, 2013, the Company entered into an agreement with Mr. Roberts to confirm certain matters, including the following with respect to his compensation:

- Mr. Roberts's annual performance incentive for 2012 would be determined consistent with Company practice for senior executive bonuses for the 2012 fiscal year, without regard to his change in role; provided, however, his gross 2012 annual performance incentive amount would be paid entirely in cash (including any portion otherwise payable to senior executives in company equity or deferred cash). In no event would the gross amount of his 2012 annual performance incentive be less than the average of the 2012 annual performance incentives (including any portion of such incentives awarded as equity grants or deferred cash) paid to the Regional Chief Executive Officers of each of the Company's EMEA and Asia-Pacific business segments.

- Mr. Roberts's base salary for the 2013 calendar year would continue to be $350,000 annually. He will also be eligible for an annual cash performance incentive of up to $1,100,000, payable no later than March 15, 2014, the final amount of which will be

determined by the Chief Executive Officer of the Company under its Individual Performance Management Program.

- Through December 31, 2013, either Mr. Roberts or the Company may terminate his employment upon 30 days prior written notice. Upon such termination of his employment for any reason, he will be eligible to receive the GEC Participant severance provided under the Company's Severance Plan in the amounts and otherwise described as follows:

  - A lump sum cash amount comprising the sum of:

    - An amount equal to 54 weeks base pay ($363,462); and
    - An amount equal to his actual 2012 fiscal year annual performance incentive (namely, the annual performance amount paid in 2013).

  - The annual performance payment for the 2013 fiscal year prorated, based on the number of days employed during the year through the last day of employment, and based on a $1,100,000 annual incentive amount prior to proration, paid within 30 days after the date of termination; provided, in the event that the Company terminates his employment due to his material willful failure to perform certain obligations as set forth in his agreement or the responsibilities of his new role as contemplated by his agreement, he will not be eligible to receive any portion of this annual performance incentive for 2013.

  - All outstanding unvested restricted stock units and deferred cash awards will continue to vest according to their original schedules. Any existing or future 12-month restriction on Mr. Roberts's sale of vested company shares will expire on his employment termination.

  - In order to receive separation payments under the Severance Plan, Mr. Roberts will execute the Company's standard separation and release agreement substantially in the form provided to him separately. Unless he has breached the non-competition provisions set forth in such agreement, then within 30 days after the end of the compliance period thereunder, the Company will pay him a lump sum cash amount equal to the payment or, to the extent of any deferred payment, the amount awarded, to each of the other Regional Chief Executive Officers of each of the Company's EMEA and Asia-Pacific business segments in 2013 under the operation of the GEC LTIP for the 2012 calendar year.

The form of the agreement between the Company and Mr. Roberts has been filed with the Securities and Exchange Commission on a Form 8-K on November 29, 2012.

Transition Arrangements with Lauralee E. Martin. In connection with the transition of Lauralee E. Martin to the role of Chief Executive Officer of our Americas business segment effective January 1, 2013, the Company entered into an agreement with Ms. Martin to confirm certain matters, including the following with respect to her compensation:

- Except as specifically set forth in her agreement, the determination of Ms. Martin's compensation would continue to be made according to the various compensation plans that are applicable to her new position and subject to the discretion of the Compensation Committee. The agreement does not affect the amounts or terms of any of Ms. Martin's outstanding unvested restricted stock units, cash awards or interests under any of the Company's compensation plans.

- Ms. Martin's base salary for her new position would not be less than it has been for her Global Chief Operating and Financial Officer role (subject only to future ratable reduction in the discretion of the Compensation Committee in the event that the base salaries for the Company's Chief Executive Officer and the other Real Estate Services Regional Chief Executive Officers are generally reduced in the event of financial downturn). She would have the opportunity for base compensation increases consistent with increases given to the Global Chief Executive Officer or the other Regional Chief Executive Officers.

- Her sharing rate in the net income pool for annual performance incentives would remain at least at its present relative level. She will have the opportunity for an increased sharing percentage based on her performance in her new role.

- Her sharing rate in the GEC LTIP award opportunity will remain at least at its present relative level.

- If she were involuntarily terminated (except for cause) from her new role at any time on or prior to December 31, 2014 (the first two years), then she would be paid as though she had remained in the position through that date, and will also qualify for benefits under the Severance Plan as though she had been involuntarily terminated on January 1, 2015. For purposes of determining the "negative discretion" percentage applied to the maximum potential annual incentive pool, her percentage will be no less than the average of the percentages paid to the other two Regional Chief Executive Officers of each of the Company's EMEA and Asia-Pacific business segments.

- If she is involuntarily terminated (except for cause) from her new role at any time between January 1, 2015 and December 31, 2015 (the third year), then she will qualify for benefits under Severance Plan based on date of termination. For purposes of determining her "annual target bonus" under the Severance Plan, the percentage of the maximum potential reward applied to her bonuses will be no less than the average of the percentages used for the other two Regional Chief Executive Officers of each of the Company's EMEA and Asia-Pacific business segments.

- If she voluntarily accepts a different position within the firm at any time, compensation will be no less than as agreed above with respect to her new role.

- If she voluntarily terminates her employment on or after January 1, 2016, or she is involuntarily terminated for any reason on or after that date, she agrees that this will be deemed a retirement for purposes of the Severance Plan and that no benefits will accrue under such Plan.

The form of the agreement between the Company and Ms. Martin has been filed with the Securities and Exchange Commission on a Form 8-K on November 29, 2012.

Retirement Arrangements for Alastair Hughes. We originally executed an Employment Agreement with Alastair Hughes, one of our Named Executive Officers, in 1999. We did so when we were generally entering into standard employment agreements with our executives in the United Kingdom in order to be consistent with the labor market in that country. The agreement with Mr. Hughes provides for an annual contribution to an individual pension plan with a pension provider of Mr. Hughes' choice. The amount of the contribution is based on different percentages of salary (with a cap of £100,000) based on age. Before Mr. Hughes took individual responsibility for his pension arrangements in 1995, he was a member of the Company's U.K. Trust Pension Scheme, a defined benefit plan, from October 1993 to April 1995. As a result, there is a deferred pension due to Mr. Hughes when he reaches age 60 equal to £695 per year (as increased by a consumer price index capped at 5% per year maximum from April 1995 to the date of his 60th birthday).

United States Savings and Retirement Plan for U.S. Based Named Executive Officers. Our United States Savings and Retirement Plan is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code. Subject to certain limitations under the Code (currently $10,000 per year per participant), we make matching contributions to each eligible participant's account in an amount equal to 100% of each dollar contributed to the Plan, up to the first 3% of the participant's compensation. We match 50% of each dollar contributed to the Plan on the next 2% of compensation. Pre-tax, after-tax and catch-up contributions are taken into account in determining the amount of employer matching contributions. A participant does not become eligible to receive the Company's matching payments unless he or she has completed at least 1,000 hours of service during the 12-month period beginning on the date of hire or during any Plan year that begins after the date of hire. Matching contributions begin on the first day of the month coincident with or next following the date an employee meets the eligibility requirements. Participants are vested in all amounts in their Plan accounts.

Those of our Named Executive Officers who are United States taxpayers, Colin Dyer, Jeff A. Jacobson, Lauralee E. Martin and Peter C. Roberts, are eligible to participate in the Savings and Retirement Plan and did participate during 2012. The matching contributions we made on their behalf are reported in the Summary Compensation Table below.

Severance Arrangements for Named Executive Officers

We currently maintain a Severance Pay Plan for full time employees in the United States, including executive officers. To be eligible to receive benefits under the Severance Pay Plan, an employee must be involuntarily terminated from employment under specified circumstances and also must meet all of the conditions of the Severance Pay Plan.

Severance benefits include:

- Base severance, comprised of one-half month of base pay (not including the expected annual incentive) in effect at the time of the employment termination; and
- Enhanced severance, provided the employee executes a severance agreement and general release in favor of Jones Lang LaSalle.

Enhanced severance is a multiple of base pay that varies with the circumstances of termination and is otherwise based on an employee's position level and length of service, reimbursement for certain health care insurance costs and outplacement for professional employees. The maximum benefit under the Plan would be fifteen months of base pay. For employees terminated after June 30 of any given year and before annual incentives are paid for the year in which they are terminated, enhanced severance also may include an annual incentive payment, calculated as a prorated share of the employee's target annual incentive for the year of termination, subject to Jones Lang LaSalle's then existing practice of determining discretionary annual incentive payments.

Under a provision of the Severance Pay Plan that we have specifically established to cover members of our Global Executive Committee, each of the Named Executive Officers would be eligible (regardless of length of service) to receive a minimum of twelve months of base salary, plus an amount equal to the individual's expected annual incentive then in effect, as enhanced veverance if his or her employment is involuntarily terminated by the Company without cause. To the extent applicable, a Global Executive Committee participant who is also eligible to receive severance payments under any other plan, program or arrangement provided to employees in countries other than the United States (including an employment agreement) may elect whether to receive payments under the Severance Pay Plan or such other arrangement, but is not entitled to receive payments under both. In any event, the maximum benefit under the Severance Pay Plan remains at fifteen months if a participant has sufficient longevity with the Company to exceed the twelve month minimum.

The severance benefits we make available to our Named Executive Officers are designed to assist in retaining them as we compete for talented employees in a marketplace for global talent where similar (if not often greater) protections are commonly offered. We intend for severance benefits to ease an employee's transition due to an unexpected employment termination by the Company. As our severance benefits would also be available in the case of a termination that followed a change in control, our severance arrangements also encourage employees to remain focused on the Company's business in the event of rumored or actual fundamental corporate changes. We do not provide any tax gross-ups on severance payments under any circumstances.

United States Deferred Compensation Plan

Effective for compensation paid on and after January 1, 2004, we established a Deferred Compensation Plan for our employees in the United States who are at our National Director level and above. The Deferred Compensation Plan is a non-qualified deferred compensation program intended to comply with Section 409A of the United States Internal Revenue Code. The Plan permits eligible participants, including those of our Named Executive Officers who are subject to United States income tax, to voluntarily elect to defer up to 75% of their base salaries, up to 100% of their annual incentives and up to 100% of their vested restricted stock unit awards. Members of our Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees and, effective for 2013, the restricted stock portions of their retainers.

As indicated in the Compensation Tables below, four of our Named Executive Officers, Colin Dyer, Jeff A. Jacobson, Lauralee E. Martin and Peter C. Roberts, have previously elected to defer certain amounts of their compensation under the Plan.

The amounts of any compensation deferred under the Plan remain an asset of the Company and constitute an unsecured obligation of the Company to pay the participants in the future. As such, they are subject to the claims of other creditors in the event of the Company's insolvency. Gains and losses on deferred amounts are credited based on the performance of a hypothetical investment in a variety of mutual fund investment choices the participants select. A participant's account may or may not appreciate depending upon the performance of the hypothetical investment selections the participants make. Participants must elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. The Company does not make any contributions to the Plan beyond the amounts of compensation that participants themselves elect to contribute.

Change in Control Benefits

Other than as the result of the severance benefits we describe above, which apply in the case of terminations regardless of whether they occur in connection with a change in control or not, we do not have any enhanced severance benefits for any of our Named Executive Officers that would specifically result from a change in control over the Company. We do not provide any tax gross-ups on severance payments under any circumstances.

The Stock Award and Incentive Plan, under which all restricted stock units have been granted, provides that, unless otherwise determined by the Compensation Committee as Plan Administrator in writing at or after the grant of an award, in the event of a change in control (as that is defined in the Stock Award and Incentive Plan), all outstanding awards under the Plan granted prior to 2013 will, among other things, become fully vested on an accelerated basis. Effective for 2013 and thereafter the Compensation Committee has determined that equity grants to our senior executives under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis). Accordingly, unvested grants made in 2013 and thereafter under each of the GEC LTIP

and the LIM LTIP would become fully vested on an accelerated basis in the event of a change in control only if the recipient's employment is terminated.

Perquisites

We do not provide personal perquisites (such as non-business airline travel) of any significance to our Named Executive Officers as part of their compensation packages. In appropriate circumstances, we do provide reimbursement for certain expatriate expenses, all of which we disclose in the Summary Compensation Table.

Certain Tax Matters

Section 162(m) of the United States Internal Revenue Code limits the deduction a publicly held corporation is allowed for compensation paid to the chief executive officer and to the three most highly compensated executive officers other than the chief executive officer and the chief financial officer. Generally, amounts paid in excess of $1 million to a covered executive, other than "performance-based" compensation, cannot be deducted. We have designed our annual incentive and equity awards programs to qualify as performance-based compensation, so the compensation we pay to our executive officers is generally fully deductible for U.S. federal income tax purposes, and we do currently intend to continue seeking a tax deduction for substantially all of our executive compensation. We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we are prepared to use our discretion, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments may not be fully deductible.

COMPENSATION COMMITTEE REPORT

As more particularly described above under "Corporate Governance Principles and Board Matters," the Compensation Committee of the Board is responsible for providing independent, objective oversight of Jones Lang LaSalle's executive compensation programs, including those with respect to stock ownership. The Compensation Committee is currently comprised of five Non-Executive Directors, each of whom is independent as defined by the NYSE listing standards in effect at the time of mailing of this Proxy Statement and by applicable SEC rules. The Compensation Committee operates under a written Charter, which the Board of Directors has approved.

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis presented in this Proxy Statement. Based on such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Ming Lu (Chairman)
Hugo Bagué
Dame DeAnne Julius
Sheila A. Penrose
Thomas C. Theobald

COMPENSATION TABLES

The following tables and footnotes set forth information regarding the cash and other forms of compensation we paid in respect of performance during each of 2012, 2011 and 2010, to our Named Executive Officers:

- Our Chief Executive Officer and President;
- Our Chief Operating and Financial Officer; and
- In alphabetical order, the Chief Executive Officers of our four principal business segments, which includes our three most highly compensated Executive Officers.

Each of the Named Executive Officers held the position indicated in the table for all of 2012. Effective January 1, 2013, Lauralee E. Martin became the Chief Executive Officer of our Americas business. She replaced Peter C. Roberts, who had previously held that position and became our Chief Strategy Officer.

Except as specified, the footnote disclosures below generally relate only to compensation for 2012. We included footnotes to compensation for prior years in the respective Proxy Statements relating to those years. The footnotes explain how and where we converted amounts in the tables from other currencies into U.S. Dollars.

Summary Compensation Table

Name and Principal Position	Year	Salary (1)	Bonus	Stock Awards (1)(2)	Option Awards	Non-Equity Incentive Plan Compensation (1)(3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation (1)(4)	Total
Colin Dyer	2012	$750,000	—	$1,800,000	—	$3,950,000	—	$43,926	$6,543,926
Chief Executive	2011	$750,000	—	$2,610,000	—	$3,731,250	—	$30,736	$7,121,986
Officer and	2010	$750,000	—	$2,315,000	—	$3,375,000	—	$26,397	$6,466,397
President									
Lauralee E. Martin	2012	$425,000	—	$950,000	—	$2,612,000	—	$32,401	$4,019,401
Chief Operating &	2011	$425,000	—	$840,000	—	$2,487,500	—	$25,659	$3,778,159
Financial Officer	2010	$425,000	—	$1,260,000	—	$2,450,000	—	$25,344	$4,160,344
Alastair Hughes	2012	$350,000	—	$1,000,000	—	$2,446,500	—	$310,066	$4,106,566
Chief Executive	2011	$350,000	—	$980,000	—	$2,490,625	—	$315,123	$4,135,748
Officer, Asia	2010	$350,000	—	$1,032,500	—	$2,112,500	—	$253,616	$3,748,616
Pacific									
Jeff A. Jacobson	2012	$350,000	—	$500,000	—	$1,900,000	—	$17,585	$2,767,585
Chief Executive	2011	$350,000	—	$225,000	—	$1,437,500	—	$207,647	$2,220,147
Officer, LaSalle	2010	$350,000	—	$250,000	—	$791,500	—	$902,787	$2,294,287
Investment									
Management									
Peter C. Roberts	2012	$350,000	—	$300,000	—	$2,850,000	—	$31,064	$3,531,064
Chief Executive	2011	$350,000	—	$950,000	—	$2,315,625	—	$22,461	$3,638,086
Officer, Americas	2010	$350,000	—	$1,132,500	—	$2,362,500	—	$21,902	$3,866,902
Christian Ulbrich	2012	$350,000	—	$1,050,000	—	$2,396,500	—	$76,602	$3,873,102
Chief Executive	2011	$350,000	—	$1,070,000	—	$2,150,625	—	$78,997	$3,649,622
Officer, EMEA	2010	$350,000	—	$882,500	—	$1,912,500	—	$79,501	$3,224,501

Please Note: For information about additional individual stock awards we made in February 2013 and that are not reflected in the above table, see footnote 3(b)(ii) under "Grants of Plan-Based Awards for 2012."

(1) (a) We list the base salaries for Messrs. Hughes and Ulbrich in U.S. Dollars for ease of comparison, but we actually pay them in the currencies where they are resident and out of local revenues

(Singapore Dollars in the case of Messrs. Hughes and Euros in the case of Mr. Ulbrich). Their base salaries in local currencies have not changed during the indicated years. Mr. Jacobson's base salary in local currencies has not changed during the indicated years, although we paid him in Singapore Dollars prior to his relocation to the United States during 2011. However, these amounts would have changed significantly from one year to the next in U.S. Dollars given the fluctuations in exchange rates that have taken place. Accordingly, we believe it is more meaningful for purposes of this Proxy Statement to indicate our intention with respect to the base salary compensation of our Named Executive Officers during the prior three years, which was to pay our regional Chief Executive Officers on the relative bases in U.S. Dollars as indicated.

(b) Amounts shown in the table for Messrs. Hughes and Ulbrich in the "Stock Awards" and "Non-Equity Incentive Plan Compensation" columns were originally quoted in U.S. Dollars and so do not raise the same currency translation issues as do base salaries. However, most of the amounts shown in the table for Messrs. Hughes, Jacobson (before his relocation to the United States in 2011) and Ulbrich in the "All Other Compensation" column were paid in local currencies at different times during the year. Regardless of when paid, for purposes of presentation we have converted all of the amounts paid in respect of 2012 to U.S. Dollars at the December 30, 2012 exchange rates of 1.22 Singapore Dollars to the U.S. Dollar and 0.76 Euros to the U.S. Dollar.

(2) (a) The amounts we report in this column reflect the grant date fair values of the stock awards we made to our Named Executive Officers computed in accordance with FASB ASC Topic 718.

(b) The stock awards reported in this column for each of our Named Executive Officers, represent the sum of (i) restricted stock units paid as a portion of the annual incentives and (ii) except in the case of Mr. Jacobson, restricted stock units paid as a portion of the GEC LTIP. We discuss these different types of awards in more detail below under "Grants of Plan Based Awards For 2012."

(3) (a) **The amounts in this column reflect annual incentive cash payments** we made under the performance-based awards provisions that we used to determine executive compensation under our Stock Award and Incentive Plan, although within our Company we commonly refer to these payments as our "bonuses." Consistent with previous years' disclosures in our Proxy Statements, the annual incentive amounts shown for 2012 were actually paid in 2013 but relate to the achievement of performance objectives established for 2012.

The following table indicates the amount of the annual incentive cash payment we paid to each of the Named Executive Officers and which is included in the column as described above:

Name	Amount of Annual Cash Incentive Payment
Colin Dyer	$3,257,000
Lauralee E. Martin	$2,150,000
Alastair Hughes	$2,100,000
Jeff A. Jacobson	$1,250,000
Peter C. Roberts (i)	$2,850,000
Christian Ulbrich	$2,050,000

(i) In connection with the transition of Peter C. Roberts from the position of Chief Executive Officer of our Americas business segment to our Chief Strategy Officer effective January 1, 2013, certain contractual agreements were made with Mr. Roberts under which his annual cash incentive compensation was determined prior to the end of 2012. Those agreements are described in detail above in the Compensation Discussion and Analysis under *Savings, Retention and Other Plans and Arrangements: Transition Arrangements with Peter C. Roberts.* Specifically, the agreements stipulated that Mr. Roberts's annual incentive for 2012 would be paid all in cash and would be no less than the average of the total annual incentives

(cash and restricted stock together) paid to Messrs. Hughes and Ulbrich, which were $2,900,000 and $2,800,000, respectively, with the average being the $2,850,000 paid to Mr. Roberts.

(b) Under the structure of the annual incentive plan as it applied to members of the GEC for 2012, each of the Named Executive Officers was required to receive at least 15% of any annual incentive in restricted stock units rather than in cash. We include restricted stock units granted as part of the annual incentives in the column entitled "Stock Awards."

(c) **The amounts in this column also reflect cash awards we made under the GEC LTIP for 2012 performance** but which we will not pay until they vest in 36 months. For additional information about these awards, see "Grants of Plan Based Awards for 2012."

The following table indicates the cash amount of the GEC LTIP we paid to each of the Named Executive Officers and which is included in the column as described above. These amounts are also reflected in the table below entitled "Grants of Plan Based Awards for 2012" as Non-Equity Incentive Plan Awards."

Name	Amount of GEC LTIP Payment
Colin Dyer	$693,000
Lauralee E. Martin	$462,000
Alastair Hughes	$346,500
Christian Ulbrich	$346,500

(d) **For Mr. Jacobson, the amount in this column includes $650,000 earned under the LIM LTIP for 2012**, one-quarter of which ($162,500) is being paid in cash in 2013 and the other three quarters of which will be paid in cash in 2014, 2015 and 2016, respectively, assuming that he has not then previously terminated his employment at the time of the payment. We also show this amount separately in the table below under "Grants of Plan-Based Awards For 2012."

(4) (a) The other amounts in this column with respect to 2012 reflect:

(i) Matching contributions by Jones Lang LaSalle to the Savings and Retirement Plan (qualified under Section 401(k) of the United States Internal Revenue Code) of $10,000 for each of Mr. Dyer, Ms. Martin, Mr. Roberts and Mr. Jacobson;

(ii) For Mr. Hughes, transportation and international expatriate housing, living and education expense reimbursements in total of $280,880, a pension contribution of $18,182 and allowances in total for health care and insurance premiums of $2,157;

(iii) For Mr. Ulbrich, transportation allowances of $42,128,a pension contribution of $23,779 and allowances for insurance premiums of $4,645;

(iv) Premiums paid on life insurance policies of $1,253 for Mr. Dyer, $545 for Mr. Jacobson, $1,500 for Ms. Martin and $601 for Mr. Roberts; and

(v) Reimbursement for tax advice of $2,741 for Mr. Roberts and $3,095 for Mr. Jacobson.

(b) In each of June and December of 2012, at the same time that the Company paid a semi-annual cash dividend of $0.20 per share of its outstanding common stock, the Company also paid a dividend equivalent of the same amount on each outstanding unvested restricted stock unit. The amounts shown in this column include the dividend equivalents that were paid on restricted stock units held by Mr. Dyer in the total amount of $32,673, Ms. Martin in the total amount of $20,901, Mr. Hughes in the total amount of $8,847, Mr. Jacobson in the total amount of $3,945, Mr. Roberts in the total amount of $17,722, and Mr. Ulbrich in the total amount of $6,050. We do not include dividends paid on shares that have previously vested and may still be held by the Named Executive Officers in personal brokerage accounts.

Grants of Plan-Based Awards For 2012

The following table sets forth information about awards, the totals of which are reflected in the Summary Compensation Table above, that we made to the Named Executive Officers under our Stock Award and Incentive Plan, including under the GEC LTIP and the LIM LTIP. We did not grant any new stock options to the Named Executive Officers in 2012 and do not anticipate doing so during 2013.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)(2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Colin Dyer	2/25/13	$0	$693,000	$693,000	—	—	—	—	—	—	—
	2/23/12	—	—	—	—	—	—	7,278	—	—	$600,000
	1/2/13	—	—	—	—	—	—	6,969	—	—	$600,000
	2/25/13	—	—	—	—	—	—	6,202	—	—	$600,000
Totals:			$693,000								$1,800,000
Lauralee E. Martin	2/25/13	$0	$462,000	$462,000	—	—	—	—	—	—	—
	2/23/12	—	—	—	—	—	—	1,213	—	—	$100,000
	1/2/13	—	—	—	—	—	—	5,226	—	—	$450,000
	2/25/12	—	—	—	—	—	—	4,134	—	—	$400,000
Totals:			$462,000								$950,000
Alastair Hughes	2/25/13	$0	$346,500	$346,500	—	—	—	—	—	—	—
	2/23/12	—	—	—	—	—	—	3,639	—	—	$300,000
	1/2/13	—	—	—	—	—	—	4,646	—	—	$400,000
	2/25/13	—	—	—	—	—	—	3,101	—	—	$300,000
Totals:			$346,500								$1,000,000
Jeff A. Jacobson	2/25/13	$650,000	$650,000	$650,000	—	—	—	—	—	—	—
	2/23/12	—	—	—	—	—	—	3,032	—	—	$250,000
	1/2/13							2,904			$250,000
Totals:											$500,000
Peter C. Roberts	2/23/12	—	—	—	—	—	—	3,639	—	—	$300,000
Totals:											$300,000
Christian Ulbrich	2/25/13	$0	$346,500	$346,500	—	—	—	—	—	—	—
	2/23/12	—	—	—	—	—	—	4,851	—	—	$400,000
	1/2/13	—	—	—	—	—	—	4,065	—	—	$350,000
	2/25/13	—	—	—	—	—	—	3,639	—	—	$300,000
Totals:											$1,050,000

(1) ***Cash Component of the GEC Long-Term Incentive Compensation Program***

The amounts in this column for Mr. Dyer, Ms. Martin and Messrs. Hughes, Roberts and Ulbrich reflect the unvested cash awards we made under the GEC LTIP. The awards were made in 2013 and relate to 2012 performance. The cash will be paid to the Named Executive Officers after a 36 month vesting period and assuming that the intended recipient has not then previously voluntarily terminated his or her employment.

The amount shown for each of "Target" and "Maximum" is the same because it has already been determined and does not accrue interest. The amount for "Threshold" is shown as $0 for GEC LTIP awards because under that Plan they are subject to forfeiture in the event that certain financial hurdles are not met in the year *following* the award.

(2) ***LIM Long-Term Incentive Compensation Program***

The amount in this column for Mr. Jacobson reflects the cash award we made under the LIM LTIP in 2013 and that is subject to future vesting. The award relates to 2012 performance. Of the amount shown in the table, one quarter has been paid in cash in 2013 and one quarter will be paid in cash in each of 2014, 2015 and 2016 assuming that Mr. Jacobson has not then previously terminated his

employment at the time of the payment. The amount shown for each of "Threshold," "Target" and "Maximum" is the same because it has already been determined and does not accrue interest.

(3) ***Restricted Stock Units***

The stock awards we report in this column represent the sum of restricted stock units awarded under our Stock Award and Incentive Plan (a) as a mandatory portion of the annual incentives, (b) as additional grants in connection with the determination of the annual incentives and (c) in connection with the GEC LTIP.

Additional information about each of these different types of equity awards is presented below.

(a) ***Restricted Stock Units Paid as Mandatory Part of the Annual Incentive.*** The Named Executive Officers below were required to receive a minimum of 15% of their total annual incentives in the form of restricted stock units. The value of the restricted stock units, which is reflected in the table below, is based on the closing price per share of our Common Stock on the NYSE of $86.10 on the first day of trading this year, January 2, 2013, the effective date of the award.

Name	Number of Restricted Stock Units	Value of Restricted Stock Units Based on Grant Date Closing Price
Colin Dyer	6,969	$600,000
Lauralee E. Martin	5,226	$450,000
Alastair Hughes	4,646	$400,000
Jeff A. Jacobson	2,904	$250,000
Christian Ulbrich	4,065	$350,000

Half of the restricted stock units vest July 3, 2014 and half vest July 3, 2015. 50% of the net shares must be retained for an additional twelve months after they vest and before they may be sold.

(b) ***Additional Restricted Stock Unit Grants.***

(i) During 2012, the Named Executive Officers, other than Mr. Jacobson, were required to receive an amount greater than the minimum 15% of their annual incentive in the form of restricted stock units. The initial values of the restricted stock units are provided in the table below and are reflected within the stock award values shown in the Summary Compensation Table. The number of shares we show in the table was based on a closing price per share of our Common Stock on the NYSE of $82.45 on the grant date, February 23, 2012.

Name	Number of Restricted Stock Units	Value of Restricted Stock Units Based on Grant Date Closing Price
Colin Dyer	7,278	$600,000
Lauralee E. Martin	1,213	$100,000
Alastair Hughes	3,639	$300,000
Jeff A. Jacobson	3,033	$250,000
Peter C. Roberts	3,639	$300,000
Christian Ulbrich	4,852	$400,000

Half of the restricted stock units vest February 23, 2015 and half vest February 23, 2017.

(ii) In February 2013, in connection with the determination of the 2012 annual incentives, certain Named Executive Officers were required to receive an amount greater than the minimum 15% of their annual incentives in the form of restricted stock units. Consistent with our disclosures in previous Proxy

Statements, in order to avoid double-counting with grants we made during 2012 and that are reported in the Summary Compensation Table in this Proxy Statement, we have *not* included the new 2013 grants in the above table. We will instead report them in the Proxy Statement for our 2014 Annual Meeting. In 2013, we awarded the following number of shares to the respective Named Executive Officers, in each case based on a closing price per share of our Common Stock on the NYSE of $96.75 on February 22, 2013, the trading date immediately prior to the grant date of February 25, 2013.

Name	Number of Restricted Stock Units	Value of Restricted Stock Units Based on Grant Date Closing Price
Colin Dyer	7,752	$750,000
Lauralee E. Martin	1,034	$100,000
Alastair Hughes	4,134	$400,000
Jeff A. Jacobson	4,134	$400,000
Christian Ulbrich	4,134	$400,000

Half of the restricted stock units vest February 25, 2016 and half vest February 25, 2018.

(c) ***Restricted Stock Units Paid under the GEC LTIP***. The Named Executive Officers below received a portion of their 2012 annual GEC LTIP award (paid in 2013) in the form of restricted stock units (rounded up to the nearest whole share). The value of the restricted stock units, shown in the table below, is based on a closing price per share of our Common Stock on the NYSE of $96.75 on February 22, 2013, the trading date immediately prior to the grant date of February 25, 2013.

Name	Number of Restricted Stock Units	Value of Restricted Stock Units Based on Grant Date Closing Price
Colin Dyer	6,202	$600,000
Lauralee E. Martin	4,134	$400,000
Alastair Hughes	3,101	$300,000
Christian Ulbrich	3,101	$300,000

All of these restricted stock units vest on February 25, 2016. 50% of the net shares must be retained for an additional twelve months after they vest and before they may be sold or transferred.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning the number and value of unvested restricted stock units outstanding as of December 31, 2012, when the price per share of our Common Stock at the close of trading on the NYSE on December 30, 2012 was $83.94. The stock awards reported in this table were all made under our Stock Award and Incentive Plan and represent (i) grants of mandatory and additional restricted stock units paid as part of our annual incentives and (ii) restricted stock units paid

under the GEC LTIP and the LIM LTIP. None of our Named Executive Officers has any outstanding stock options.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Restricted Stock Units That Have Not Vested (#)	Market Value of Restricted Stock Units That Have Not Vested ($)
Colin Dyer	**0**	**0**	**0**	**n/a**	**70,931**	**$5,953,948**
Lauralee E. Martin	0	0	0	n/a	37,841	$3,176,374
Alastair Hughes	**0**	**0**	**0**	**n/a**	**33,897**	**$2,845,314**
Jeff A. Jacobson	0	0	0	n/a	8,029	$673,954
Peter C. Roberts	**0**	**0**	**0**	**n/a**	**34,469**	**$2,893,328**
Christian Ulbrich	0	0	0	n/a	26,720	$2,242,877

Option Exercises and Stock Vested During 2012

The following table sets forth information about grants of restricted stock units we made prior to 2012 and that vested in 2012. None of the Named Executive Officers exercised any options during 2012 and none of them has any options still outstanding.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Colin Dyer	**0**	**0**	**13,719**	**$960,309**
Lauralee E. Martin	0	0	16,068	$1,126,086
Alastair Hughes	**0**	**0**	**10,741**	**$751,225**
Jeff A. Jacobson	0	0	21,704	$1,348,968
Peter C. Roberts	**0**	**0**	**11,324**	**$792,092**
Christian Ulbrich	0	0	3,930	$271,936

(1) Values shown represent the closing price on the NYSE per share of our Common Stock on the respective vesting dates for the restricted stock units indicated. Units shown in the table vested on January 3, 2012, with a related price per share of $61.26, July 1, 2012, with a related price per share of $70.37, and July 3, 2012 with a related price per share of $69.82.

Awards Outstanding under the Co-Investment Long-Term Incentive Plan

Prior to 2007, we awarded units to the Named Executive Officers under our Co-Investment Long-Term Incentive Plan. The units we awarded under this Plan vest five years after grant. We provide additional information about this Plan in the Compensation Discussion and Analysis.

The following table sets forth information concerning all of the units we have granted since 2002 to the Named Executive Officers under the Co-Investment Long-Term Incentive Plan and that are still outstanding. We did not make any additional grants under this Plan in 2007 or in any subsequent years.

Name	Number of Shares, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout (5)	Estimated Future Payouts Under Non-Stock Price-Based Plan		
			Threshold	Target	Maximum (6)
Colin Dyer (1)	Three	5 years from each grant date	$0	$124,000	$248,000
Lauralee E. Martin (2)	Four	5 years from each grant date	$0	$165,000	$330,000
Alastair Hughes (2)	Four	5 years from each grant date	$0	$165,000	$330,000
Jeff A. Jacobson (3)	One	5 years from first grant date	$0	$41,000	$82,000
Peter C. Roberts (2)	Four	5 years from each grant date	$0	$165,000	$330,000
Christian Ulbrich (4)	Two	5 years from each grant date	$0	$80,000	$160,000

(1) Mr. Dyer received one 2004 unit pursuant to the compensation arrangements when he was hired, and one in each of 2005 and 2006.

(2) Each of Ms. Martin and Messrs. Hughes and Roberts received one unit in each of 2002, 2004, 2005 and 2006.

(3) After an initial grant of one unit in 2002, Mr. Jacobson has not participated further in this Plan since he participates in the separate LIM LTIP.

(4) Mr. Ulbrich received one unit in each of 2005 and 2006.

(5) All of the units indicated in the table have vested.

(6) The maximum amounts will ultimately be determined by the performance of certain real estate investment funds in the future, which we cannot estimate with certainty at this time. The actual maximum amounts may therefore be greater than the estimated amounts shown above, but they are unlikely to be materially greater. The target amount of each unit we granted in 2002 (which is equivalent to the notional amount we originally invested) was $41,000; the target amount for each unit we granted in 2004 was $44,000; the target amount for each unit we granted in 2005 was $39,000; and the target amount for each unit we granted in 2006 was $41,000.

As of the date of this Proxy Statement, we have distributed a total (i) $67,000 for each 2002 unit, (ii) $63,000 for each 2004 unit, (iii) $28,000 for each 2005 unit and (iv) $22,000 for each 2006 unit. No more distributions will be made on either of the 2002 or 2004 units. We anticipate that there will be additional distributions in the future on each of the 2005 and 2006 units based on cash flows from the underlying investment funds those units represent.

In 2007, as an alternative means of recognizing the achievements of our International Directors and as an additional long-term retention incentive aligned with increases in our stock price, we made a grant to each International Director, including each Named Executive Officer other than Mr. Jacobson, of $37,000 in restricted stock units (based upon the closing price of shares of our Common Stock on January 2, 2007) that vest in five years assuming continued employment at the time by each grantee. We have not made any additional grants to the current International Directors since 2007 and do not anticipate doing so in 2013.

Retirement Benefits

We do not have a defined benefit retirement plan for any of our Named Executive Officers, except under the limited circumstances we describe below in the case of Mr. Hughes. All of the Company's contributions we describe below are reflected in the Summary Compensation Table under "All Other Compensation."

Colin Dyer, Lauralee E. Martin, Peter C. Roberts and Jeff A. Jacobson. As employees within the United States, each of Mr. Dyer, Ms. Martin, Mr. Roberts and Mr. Jacobson is eligible to participate in the United States Savings and Retirement Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, on the same terms and conditions that apply to our U.S. employees generally. We provide additional information about the operation of our United States Savings and Retirement Plan in the Compensation Discussion and Analysis. The maximum annual matching contribution by the Company for each person who participates in the 401(k) Plan is currently $10,000.

Alastair Hughes. Consistent with the other agreements with senior-level employees in the United Kingdom that we put in place at the time of our 1999 merger, an Employment Agreement with Mr. Hughes provides for us to make an annual contribution to an individual pension plan with a pension provider of Mr. Hughes's choice. The amount of the contribution is based on different percentages of salary (with a cap of £100,000) based on age. In 2011, the amount of our contribution was $18,462 (converted from Pounds Sterling at the December 30, 2011 exchange rate). Before Mr. Hughes took individual responsibility for his pension arrangements in 1995, he was a member of the Company's U.K. Trust Pension Scheme, a defined benefit plan, from October 1993 to April 1995. As a result, there is a deferred pension due to Mr. Hughes when he reaches age 60 equal to £695 per year (as increased by a consumer price index capped at a 5% per year maximum from April 1995 to the date of his 60th birthday).

Nonqualified Deferred Compensation

The following table sets forth certain information concerning the voluntary participation by certain of our Named Executive Officers in our U.S. Deferred Compensation Plan, which is a Plan to which employees who are taxpayers in the United States may provide contributions, but to which the Company itself does not make any contributions. We provide additional information about this Plan in the Compensation Discussion and Analysis. Amounts shown below are as of December 31, 2012. Since they are not U.S. taxpayers, neither of Messrs. Hughes nor Ulbrich is eligible to participate in this Plan.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings (Losses) in Last Fiscal Year	Aggregate Withdrawals or Distributions	Aggregate Balance at Last Fiscal Year End
Colin Dyer	$600,000	$0	$220,200	$0	$2,344,219
Jeff A. Jacobson	$22,000	$0	$(19,979)	$(137,233)	$78,969
Lauralee E. Martin	$0	$0	$398,593	$0	$1,454,605
Peter C. Roberts	$0	$0	$220,706	$(70,526)	$1,063,268

Termination and Change in Control Payments

The following tables provide a summary of the approximate amounts that we would be obligated to pay to each of our Named Executive Officers, following or in connection with a termination that results from:

- Voluntary termination by the Named Executive Officer;
- Involuntary termination of the Named Executive Officer;
- Retirement under the "Rule of 65," meaning retirement at an age when the sum of (1) years of service plus (2) age equals at least 65, with a minimum age of 55; or
- A change in control of the Company.

The tables consolidate the payments that we would make to each indicated Named Executive Officer under the various severance and employment arrangements and other plans (as currently in effect) that would apply to such Named Executive Officer. We more particularly describe them in our Compensation Discussion and Analysis, which should be read in conjunction with a review of the tables below. As part of its expense management activities, our business in the United States has stopped accruing or making payments for unused vacations upon employment termination. The amounts we show in the tables assume that termination was effective as of December 31, 2012. They are therefore only estimates of the amounts that we would pay out at the time of a separation from the Company. The amounts we would actually pay out will be affected by various factors and can therefore only be finally determined at the time of an executive's separation from the Company. These factors include, as examples:

- Future grants under our equity incentive programs;
- Amounts of voluntary deferrals of future compensation; and
- The particular time during the year when a separation occurs, which can affect pro-rated incentive amounts, vacation pay and other payments.

Colin Dyer

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change of Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$---------	$4,399,050(a)	$---------	$---------	$4,399,050(b)	$4,399,050
Vacation Pay	$---------	$---------	$---------	$---------	$---------	$---------
Benefit Continuation	$---------	$21,528	$---------	$---------	$21,528	$21,528
Deferred Compensation Balance	$2,344,219(c)	$2,344,219	$2,344,219	$---------	$2,344,219	$2,344,219
Short Term Incentive Awards	$---------	$3,649,050(d)	$---------	$---------	$3,649,050	$3,649,050
Retirement Plan Benefits	$279,548(e)	$279,548	$279,548	$---------	$279,548	$279,548
Long Term Incentive Awards						
- Restricted Stock Units	$---------	$5,953,948	$4,051,616	$5,953,948(f)	Vested on CIC	Vested on CIC
- Cash	$---------	$1,597,250	$1,597,250	$1,597,250	Vested on CIC	Vested on CIC
Outplacement Services	$---------	$15,000	$---------	$---------	$15,000	$15,000
Total Value of Payments	$2,623,767	$18,259,593	$8,272,633	$7,551,198	$10,708,395	$10,708,395

Notes:

(a) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c) Deferred Compensation Benefits reflect the value of fully-vested employee contributions to the Company's Nonqualified Deferred Compensation Plan as of December 31, 2012. Specific distribution elections may result in payments over a period and not in a lump sum as described within the table.

(d) Short term incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(e) Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2012.

(f) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

CEO Performance Incentive Compensation Agreement

As disclosed in more detail in the Compensation Discussion and Analysis of this Proxy Statement in the subsection entitled "Savings, Retention and Other Plans and Arrangements," in April 2012 the Compensation Committee approved a new performance and retention incentive agreement for Mr. Dyer that would provide a benefit *in addition to* the amounts in the above table. There is no accumulated benefit under this agreement since payments are subject to the satisfaction of certain conditions and will be based on future amounts of cash compensation to be reported in our proxy statements that we are unable to determine at this time. Please see the discussion referred to above for the formula under which the benefit will be determined.

Lauralee E. Martin

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change of Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$---------	$2,936,608(a)	$---------	$---------	$2,936,608(b)	$2,936,608
Vacation Pay	$---------	$---------	$---------	$---------	$---------	$---------
Benefit Continuation	$---------	$21,528	$---------	$---------	$21,528	$21,528
Deferred Compensation Balance	$1,454,605(c)	$1,454,605	$1,454,605	$---------	$1,454,605	$1,454,605
Short Term Incentive Awards	$---------	$2,493,900(d)	$---------	$---------	$2,493,900	$2,493,900
Retirement Plan Benefits	$266,251(e)	$266,251	$266,251	$---------	$266,251	$266,251
Long Term Incentive Awards						
- Restricted Stock Units	$---------	$3,176,374	$2,988,432	$3,176,374(f)	Vested on CIC	Vested on CIC
- Cash	$---------	$1,078,500	$1,078,500	$1,078,500	Vested on CIC	Vested on CIC
Outplacement Services	$---------	$15,000	$---------	$---------	$15,000	$15,000
Total Value of Payments	$1,720,856	$11,442,766	$5,787,788	$4,254,874	$7,187,893	$7,187,893

Notes:

(a) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c) Deferred Compensation Benefits reflect the value of fully-vested employee contributions to the Company's Nonqualified Deferred Compensation Plan as of December 31, 2012. Specific distribution elections may result in payments over a period and not in a lump sum as described within the table.

(d) Short term incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(e) Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2012.

(f) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

Alastair Hughes

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change of Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$----------	$2,759,609(b)	$----------	$----------	$2,759,609(e)	$2,759,609
Vacation Pay	$36,831(a)	$36,831	$36,831	$----------	$36,831	$36,831
Benefit Continuation	$----------	$21,528	$----------	$----------	$21,528	$21,528
Deferred Compensation Balance	$----------	$----------	$----------	$----------	$----------	$----------
Short Term Incentive Awards	$----------	$2,283,950(c)	$----------	$----------	$2,283,950	$2,283,950
Retirement Plan Benefits	$----------	$16,273(d)	$----------	$----------	$16,273	$16,273
Long Term Incentive Awards						
- Restricted Stock Units	$----------	$2,845,482	$2,238,680	$2,845,482(f)	Vested on CIC	Vested on CIC
- Cash	$----------	$819,125	$819,125	$819,125	Vested on CIC	Vested on CIC
Outplacement Services	$----------	$15,000	$----------	$----------	$15,000	$15,000
Total Value of Payments	$36,831	$8,797,798	$3,094,636	$3,664,607	$5,133,191	$5,133,191

Notes:

(a) Vacation pay shown is for a full year of unused vacation, but the actual amount paid would be reduced by actual vacation having been taken at time of termination.

(b) Involuntary termination provides current severance benefits under our Severance Pay Plan, which may be selected as an alternative to the "Garden Leave" provisions under Mr. Hughes' employment arrangements. This amount also includes the projected costs of an automobile allowance for one year. This benefit assumes no additional expense related to reimbursement of other personal allowances currently extended to Mr. Hughes. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(c) Short term incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's Severance Pay Plan.

(d) Retirement Plan Benefits do not reflect the value of the private pension arrangement Mr. Hughes has individually created using the annual pension allowance paid to him by the Company, as the assets are held in a personal account and are fully vested. The value represents the projected cost of one year of pension allowance.

(e) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(f) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

Jeff Jacobson

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change of Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$----------	$1,931,983(a)	$----------	$----------	$1,931,983(b)	$1,931,983
Vacation Pay	$----------	$----------	$----------	$----------	$----------	$----------
Benefit Continuation	$----------	$21,528	$----------	$----------	$21,528	$21,528
Deferred Compensation Balance	$78,969(c)	$78,969	$78,969	$----------	$78,969	$78,969
Short Term Incentive Awards	$----------	$1,567,400(d)	$----------	$----------	$1,567,400	$1,567,400
Retirement Plan Benefits	$696,196(e)	$696,196	$696,196	$----------	$696,196	$696,196
Long Term Incentive Awards						
- Restricted Stock Units	$----------	$673,954	$419,448	$673,954(f)	Vested on CIC	Vested on CIC
- Cash	$----------	$326,713	$326,713	$326,713	Vested on CIC	Vested on CIC
Outplacement Services	$----------	$15,000	$----------	$----------	$15,000	$15,000
Total Value of Payments	$775,165	$5,311,743	$1,521,326	$1,00,667	$4,311,076	$4,311,076

Notes:

(a) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c) Deferred Compensation Benefits reflect the value of fully-vested employee contributions to the Company's Nonqualified Deferred Compensation Plan as of December 31, 2012. Specific distribution elections may result in payments over a period and not in a lump sum as described within the table.

(d) Short term incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(e) Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2012.

(f) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

Peter C. Roberts

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change of Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$---------	$3,213,462(a)	$---------	$---------	$3,213,462(a)	$3,213,462(a)
Vacation Pay	$---------	$---------	$---------	$---------	$---------	$---------
Benefit Continuation	$---------	$21,528	$---------	$---------	$21,528	$21,528
Deferred Compensation Balance	$1,063,278(b)	$1,063,278	$1,063,278	$---------	$1,063,278	$1,063,278
Short Term Incentive Awards	$---------	$---------	$---------	$---------	$---------	$---------
Retirement Plan Benefits	$866,076(c)	$866,076	$866,076	$---------	$866,076	$866,076
Long Term Incentive Awards						
- Restricted Stock Units	$---------	$2,893,244(d)	$2,328,160	$2,893,244(d)	Vested on CIC	Vested on CIC
- Cash	$---------	$819,125	$819,125	$819,125	Vested on CIC	Vested on CIC
Outplacement Services	$---------	$15,000	$---------	$---------	$15,000	$15,000
Total Value of Payments	$1,929,354	$8,891,713	$5,076,639	$3,712,369	$5,179,344	$4,200,465

Notes:

(a) Calculated under the terms of the contract entered into with Mr. Roberts in connection with his transition to the role of Chief Strategy Officer effective January 1, 2012. The terms of the contract are described above within the Compensation Discussion and Analysis and the contract was filed in its entirety as part of a Form 8-K filing on November 29, 2012.

(b) Deferred Compensation Benefits reflect the value of fully-vested employee contributions to the Company's Nonqualified Deferred Compensation Plan as of December 31, 2012. Specific distribution elections may result in payments over a period and not in a lump sum as described within the table.

(c) Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2012.

(d) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

Christian Ulbrich

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change of Control Event (CIC)	CIC – Constructive Termination	CIC – Involuntary Termination
Cash Severance Benefit	$----------(a)	$2,654,411(c)	$----------	$----------	$2,654,411(e)	$2,654,411
Vacation Pay	$26,434(b)	$26,434	$26,434	$----------	$26,434	$26,434
Benefit Continuation	$----------	$21,528	$----------	$----------	$21,528	$21,528
Deferred Compensation Balance	$----------	$----------	$----------	$----------	$----------	$----------
Short Term Incentive Awards	$----------	$2,283,950(d)	$----------	$----------	$2,283,950	$2,283,950
Retirement Plan Benefits	$----------	$----------	$----------	$----------	$----------	$----------
Long Term Incentive Awards						
- Restricted Stock Units	$----------	$2,242,877	$1,405,072	$2,242,877(f)	Vested on CIC	Vested on CIC
- Cash	$----------	$819,125	$819,125	$819,125	Vested on CIC	Vested on CIC
Outplacement Services	$----------	$15,000	$----------	$----------	$15,000	$15,000
Total Value of Payments	$26,434	$8,063,325	$2,250,631	$3,062,002	$5,001,323	$5,001,323

Notes:

(a) Base compensation used in these calculations is stated in US currency using a conversion rate of 1 USD to 0.7566 EUR.

(b) Vacation pay shown is for a full year of unused vacation, but the actual amount paid would be reduced by actual vacation having been taken at time of termination.

(c) Involuntary termination provides current severance benefits under our Severance Pay Plan, which may be selected as an alternative to the "Garden Leave" provisions under Mr. Ulbrich's employment arrangements. This amount also includes the projected costs of an automobile allowance for one year. This benefit assumes no additional expense related to reimbursement of other personal allowances currently extended to Mr. Ulbrich. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(d) Short term incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(e) Change in control severance benefits would result from the continuation of the Company's Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(f) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. As described in more detail above in this Proxy Statement, effective for 2013 equity grants under our long-term incentive compensation plans will have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

COMMON STOCK SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information about the beneficial ownership of our Common Stock, which constitutes the only outstanding voting security of Jones Lang LaSalle as of March 18, 2013, by:

- Each Director and Director nominee of Jones Lang LaSalle;
- Each of the Named Executive Officers;
- The Directors, Director nominees and executive officers of Jones Lang LaSalle as a group; and
- Each unaffiliated person who is known to Jones Lang LaSalle to have been the beneficial owner of more than five percent of the number of voting shares of our Common Stock.

On March 18, 2013, there were 44,084,047 voting shares of Common Stock outstanding.

The table includes shares which the indicated individual had the right to acquire within 60 days after March 18, 2013. It also includes shares the receipt of which certain of our Directors have deferred under a deferred compensation program described above under "Director Compensation." The table does *not* include unvested restricted stock units issued under the Stock Award and Incentive Plan unless they vest within 60 days after March 18, 2013, since none of such units carries voting or investment power. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and dispositive power.

	Shares of Common Stock Beneficially Owned	
Names of Beneficial Owners (1)	**Number**	**Percent of Class (%)**
Blackrock, Inc. (2)	2,690,956	6.11
Generation Investment Management LLP (2)	2,367,496	5.37
Hugo Bagué	2,422	*
Darryl Hartley-Leonard	10,474	*
Dame DeAnne Julius	500	*
Kate S. Lavelle	0	*
Ming Lu	144	*
Martin H. Nesbitt	377	*
Sheila A. Penrose (3)	50,535	*
David B. Rickard	10,545	*
Roger T. Staubach	20,000	*
Thomas C. Theobald (4)	4,137	*
Colin Dyer	101,816	*
Lauralee E. Martin	64,592	*
Alastair Hughes	26,431	*
Jeff A. Jacobson	46,718	*
Peter C. Roberts (5)	84,301	*
Christian Ulbrich	13,549	*
All Directors, Director nominees and executive officers as a group (19 persons)	**450,163**	*

* Less than 1%

(1) Unless otherwise indicated, the address of each person is c/o Jones Lang LaSalle Incorporated, 200 East Randolph Drive, Chicago, Illinois 60601.

(2) Information with respect to beneficial ownership of BlackRock, Inc. (***BlackRock***) is included in reliance on a Schedule 13G/A filed February 5, 2013. The address of BlackRock is 40 East 52nd Street, New York, NY 10022. BlackRock has sole voting power with regard to 2,690,956 shares and sole dispositive power with regard to 2,690,956 shares. Information with respect to beneficial ownership of Generation Investment Management LLP (***Generation***) is included in reliance on a Schedule 13G/A, filed February 13, 2013. The address of

Generation is 20 Air Sreet, 7th Floor, London, W1B 5AN, United Kingdom. Generation has sole voting power with regard to 1,658,708 shares and sole dispositive power with regard to 2,367,496 shares.

(3) 18,499 of the shares listed are held by Ms. Penrose as trustee for the Sheila A. Penrose trust.

(4) 2,000 additional shares are held by Mr. Theobald as trustee of a trust for the benefit of his son. Mr. Theobald disclaims beneficial ownership of these 2,000 shares.

(5) 23,585 of the shares listed are held by Mr. Roberts's wife. Mr. Roberts retains (and does not disclaim) beneficial ownership of these shares for securities law purposes.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors, certain of our officers and beneficial owners of more than 10 percent of our outstanding Common Stock to file reports of ownership and changes in ownership of our Common Stock with the SEC and to send copies of such reports to us. For our current executive officers and Directors, the Company has taken on the administrative responsibility of filing the reports after we have received the necessary information.

Based solely upon a review of such reports and amendments thereto furnished to us and upon written representations of certain of such persons regarding their ownership of Common Stock, we believe that no person failed to file any such report on a timely basis during 2012.

As our record-keeping with respect to the granting and vesting of restricted stock units may involve third-party administrators and internal processing requirements, we file related Form 4 reports promptly after the information has been completed and presented to the Corporate Secretary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We discuss below the particular relationships the Company has with three of our Directors individually.

Thomas C. Theobald. Jones Lang LaSalle uses LaSalle Investment Limited Partnership, referred to as LaSalle Investment Company (***LIC***), as one of two investment vehicles that make substantially all of its co-investments with LaSalle Investment Management clients. LIC is a series of four parallel limited partnerships of which Jones Lang LaSalle has an effective 47.85% ownership interest through two of the limited partnerships. Primarily institutional investors hold the remaining 52.15% interest in LIC. As of December 31, 2012, Thomas C. Theobald, a Non-Executive Director, and entities affiliated with him, had invested Euro 305,062 (the equivalent of $403,200 at the December 31, 2012 exchange rate) in LIC and had committed to invest a total additional amount of Euro 87,485 (the equivalent of $115,629 at the December 31, 2012 exchange rate) through LIC.

As Mr. Theobald's investment has been made on the same terms as are offered to the other investors in LIC, which are unaffiliated investors that are clients of the Company, and given that the amount of the investment is not material to LIC or to Mr. Theobald personally, nor does it permit Mr. Theobald to exercise any control over the activities of LIC, the Board of Directors has determined that Mr. Theobald's investment in LIC does not constitute a material relationship with the Company that detracts from his independence as a member of the Board of Directors.

In addition to his investment in LIC, during 2012 Mr. Theobald committed to make a maximum aggregate investment of $250,000 in SSI Opportunity Fund 1, an offering sponsored by our Spaulding & Slye Investments division. Spaulding & Slye Investments creates and manages real estate investments in which certain Jones Lang LaSalle employees, and in some cases members of the Board of Directors, are

given the opportunity to invest. SSI Opportunity Fund 1 is targeting the acquisition and/or development of industrial, office, apartment and retail assets. Mr. Theobald's investment, which constitutes approximately 2.25% of the total investments, was made on the same terms as were offered to all other investors. The Board of Directors has determined that Mr. Theobald's investment in SSI Opportunity Fund 1 does not constitute a material relationship with the Company that detracts from his independence as a member of the Board of Directors.

Roger T. Staubach. Mr. Staubach was elected to serve as a member of the Board, effective July 21, 2008. Mr. Staubach became the Executive Chairman of the Company's Americas region on July 11, 2008, when Jones Lang LaSalle merged (the ***Merger***) with The Staubach Company, of which Mr. Staubach was an indirect shareholder.

Under the Agreement and Plan of Merger relating to the transaction (the ***Merger Agreement***), Jones Lang LaSalle agreed that it would cause Mr. Staubach to be appointed to the Board. Thereafter, unless Mr. Staubach's employment with Jones Lang LaSalle or one of its subsidiaries is terminated by Jones Lang LaSalle without cause, by Mr. Staubach for good reason or due to Mr. Staubach's disability (as the terms "cause," "good reason" and "disability" are defined under Mr. Staubach's employment arrangements with Jones Lang LaSalle), and as long as Mr. Staubach complies with Jones Lang LaSalle's policies and guidelines applicable to all members of the Board, Jones Lang LaSalle has agreed that it shall cause Mr. Staubach to be included in the slate of persons nominated to serve as directors on the Board during any Earnout Calculation Period (as defined pursuant to the Merger Agreement). Upon any termination of Mr. Staubach's employment by Jones Lang LaSalle with cause, by Mr. Staubach without good reason or due to disability, Mr. Staubach shall promptly resign from the Board.

As Mr. Staubach is employed by Jones Lang LaSalle, he serves on the Board as a member of management and therefore does not qualify as an independent member of the Board or to serve on any of its Committees. Accordingly, Mr. Staubach is not paid any Director's fees or other compensation for serving on the Board. We do not consider Mr. Staubach an "officer" as defined for reporting purposes under Section 16 of The Securities Exchange Act of 1934. The conditions of Mr. Staubach's employment by the Company have been established under an employment agreement the term of which extends to July 11, 2013.

As consideration under the Merger Agreement, Mr. Staubach individually elected to receive 182,016 shares of the Common Stock of Jones Lang LaSalle on August 15, 2008 (valued at $50.05 per share), representing substantially all of the initial consideration that Mr. Staubach received in connection with the Merger. Each of two different trusts for Mr. Staubach's children, for which he disclaims beneficial ownership, received 83,097 shares of our Common Stock at the same price per share.

The Merger Agreement also provided for the selling shareholders of The Staubach Company to receive three deferred purchase price payments in cash, the first of which was due on the first business day of the 25th month following the July 11, 2008 closing date (or the 37th month if certain revenue targets are not met), the second of which was due on the first business day of the 37th month following the closing date (or the 49th month if certain revenue targets are not met) and the third of which is due on the first business day of the 61st month following the closing date. During 2012, the Merger Agreement was amended such that third Deferred purchase price payment would be paid by the end of 2012 to those former shareholders that extended their employment agreements with us for an extra year. The selling shareholders are also entitled to receive an "Earnout Payment," payable after 2010 on a sliding scale if certain thresholds are met with respect to the tenant representation business for the Earnout periods ended December 31, 2010, 2011 and 2012. The above summary is qualified by reference to the Merger Agreement, which we have filed with the SEC as an Exhibit to our Current Report on Form 8-K/A dated July 11, 2008.

Mr. Staubach individually holds a 5.767% interest in each of the above payments. Five different trusts for Mr. Staubach's children collectively own a 5.972% interest. In 2010, Mr. Staubach received the

first of the deferred purchase price payments in the amount of $4.7 million, and a total of $4.9 million was paid to the children's trusts. In 2011, Mr. Staubach received the second of the deferred purchase price payments in the amount of $9.3 million, and a total of $9.6 million was paid to the children's trusts. We did not make any Earnout Payments during 2011. In 2012, Mr. Staubach received the third deferred purchase price payments in the amount of $9.1 million, and a total of $9.4 million was paid to the children's trusts. Mr. Staubach received Earnout payments in 2012 in the amount of $0.3 million, and a total of $0.3 million was paid to the children's trust. In 2013, Mr. Staubach is due to receive approximately $1.9 million from the Earnout Payment and the children's trusts are due to receive approximately $2.0 million. Mr. Staubach disclaims beneficial ownership in the children's trusts.

Sheila A. Penrose. Ms. Penrose is the Co-Chairman and participating instructor of the Corporate Leadership Center (the ***CLC***), for which she receives an annual retainer in a fixed amount determined by the Board of Directors of that organization. The CLC is a not-for-profit business and academic forum that provides development courses for corporate leaders through two principal programs, *CEO Perspectives* and *Leading Women Executives*.

Jones Lang LaSalle has paid for the cost of certain of our executives to attend CLC programs in the past and anticipates we will do so in the future. In 2012, we paid a total of $110,000 for four participants to attend CLC programs. The participation of Jones Lang LaSalle executives is on the same terms and conditions available to participants from other companies, and Ms. Penrose's compensation from the CLC does not change as the result of, or depend upon or relate to, the participation of the Jones Lang LaSalle executives. The amounts involved are immaterial to each of the Company, the CLC and Ms. Penrose individually. Accordingly, the Board of Directors has determined that Ms. Penrose's participation in the CLC does not constitute a material relationship with the Company that detracts from her independence as a member of the Board of Directors.

INFORMATION ABOUT THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a number of years, KPMG LLP has been the independent registered public accounting firm that audits the financial statements of Jones Lang LaSalle and most of its subsidiaries. Jones Lang LaSalle expects that representatives of KPMG LLP will be present at the Annual Meeting and will be available to respond to appropriate questions. Such representatives will have the opportunity to make a statement at the Annual Meeting if they desire to do so.

Audit and Non-Audit Fees

The following table presents fees for the professional services that KPMG LLP rendered for the audit of the Company's annual financial statements (including auditing the Company's internal controls over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002), audit related fees, tax fees and fees billed for other services during 2012 and 2011 (the fees shown are in thousands (000's)).

	2012	2011
Audit Fees (1)	$5,623	$5,190
Audit Related Fees (2)	$797	$1,729
Tax Fees (3)	$1,635	$1,338
All Other Fees (4)	$0	$0
Total Fees	$8,055	$8,257

(1) Audit Fees include those fees necessary to perform an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements of Jones Lang LaSalle. This includes fees for review of the tax provision and fees for accounting consultations on matters reflected in the consolidated financial statements. Audit Fees also include services required by statute or regulation (foreign or domestic), such as comfort letters, consents, reviews of SEC filings, and statutory audits in non-U.S. locations.

(2) Audit Related Fees are comprised of fees for employee benefit plan audits, internal control related matters and services not required by statute or regulation.

(3) Tax Fees are comprised of fees for tax compliance, tax planning and tax advice. Tax planning and tax advice encompasses a diverse range of services, including consultation, research, and assessment of tax planning initiatives, assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4) All Other Fees include all other non-audit services.

Pre-Approval of Audit and Permitted Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee has established a policy for pre-approval of audit and permitted non-audit services by the Company's independent registered public accounting firm. At each of its meetings, the full Audit Committee considers, and approves or rejects, any proposed services and fee estimates that are presented by the Company's management. The Chairman of the Audit Committee has been designated by the Audit Committee to consider approval of services arising between meetings that were not pre-approved by the Audit Committee. Services approved by the Chairman are ratified by the full Audit Committee at its next regular meeting. For each proposed service, the independent registered public accounting firm provides supporting documentation detailing the service and an estimate of costs. During 2012, all services performed by the independent registered public accounting firm were pre-approved by the Audit Committee.

AUDIT COMMITTEE REPORT

As more particularly described above under "Corporate Governance Principles and Board Matters," the Audit Committee of the Board is responsible for providing independent, objective oversight of Jones Lang LaSalle's accounting functions and internal and disclosure controls. The Audit Committee is composed of five Directors, each of whom is independent as defined by the New York Stock Exchange listing standards in effect at the time of mailing of this Proxy Statement and by applicable Securities and Exchange Commission rules. The Audit Committee operates under a written Charter, which has been approved by the Board of Directors and is available on the Company's public website at *www.joneslanglasalle.com*.

Management is responsible for Jones Lang LaSalle's internal and disclosure controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Jones Lang LaSalle's consolidated financial statements and the effective operation of internal controls over financial reporting, all in accordance with the standards of the Public Company Accounting Oversight Board (United States), and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and the independent registered public accounting firm to review and discuss the December 31, 2012 audited financial statements as well as the Company's internal controls over financial reporting for which an attestation by such firm is required under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee also discussed with the independent registered public accounting firm the matters required by the auditing standards of the Public Company Accounting Oversight Board (United States), including Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. The Audit Committee also received written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board (United States) regarding such firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with KPMG LLP that firm's independence under the relevant standards. The Audit Committee also reviewed the selection, application and disclosure of our critical accounting policies pursuant to SEC Financial Release No. 60, "Cautionary Advice Regarding Disclosure of Critical Accounting Policies."

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2012, which has been filed with the SEC.

The Audit Committee

David B. Rickard (Chairman)
Darryl Hartley-Leonard
Dame DeAnne Julius
Martin H. Nesbitt
Sheila A. Penrose

THREE PROPOSALS TO BE VOTED UPON AT THE ANNUAL MEETING

PROPOSAL 1

ELECTION OF NINE DIRECTORS

Our Nominating and Governance Committee has nominated (1) eight of the current members of the Board of Directors to stand for re-election at this year's Annual Meeting and (2) one person who has not previously been a member of the Board of Directors to stand for first-time election at this year's Annual Meeting. We are proposing that our shareholders elect all of the nine nominees.

Accordingly, our Board unanimously recommends you vote FOR the election of each of the nine nominees listed below:

Hugo Bagué
Colin Dyer
Dame DeAnne Julius
Kate S. Lavelle
Ming Lu
Martin H. Nesbitt
Sheila A. Penrose
David B. Rickard
Roger T. Staubach

If re-elected, these Directors will serve one-year terms until Jones Lang LaSalle's Annual Meeting of Shareholders in 2014 and until their successors are elected and qualify, or until their earlier death, resignation, retirement, disqualification or removal.

At the Annual Meeting, we will vote each valid proxy returned to Jones Lang LaSalle for the nine nominees listed above unless the proxy specifies otherwise. Proxies may not be voted for more than nine nominees for Director. While the Board does not anticipate that any of the nominees will be unable to stand for election as a Director at the 2013 Annual Meeting, if that is the case, proxies will be voted in favor of such other person or persons as our Board may designate.

We provide biographical information for each of the nominees above under the caption "Directors and Corporate Officers." For each of the nominees, we also provide below a statement of their qualifications to serve as a member of our Board of Directors:

Hugo Bagué: As the chief human resources and safety officer for a complex global enterprise with a large number of employees, Mr. Bagué brings significant experience with employee relations, communications and compensation issues that are helpful to our Board's oversight of a global firm whose most important assets are our people. Additionally, from his other operational responsibilities at Rio Tinto, which have recently increased significantly, Mr. Bagué contributes to our Board perspectives on public relations, procurement, information systems and corporate sustainability. His work for other multi-national companies provides insights into operating within different cultures, business environments and legal systems, particularly in Continental Europe and also within the technology and healthcare industries, both of which are important to our future growth strategy.

Colin Dyer: Mr. Dyer's previous service as the chief executive officer for both a major international retailer and an entrepreneurial Internet-based business give a wide-ranging perspective on all aspects of management, including operations, enterprise risk management, client relationship management, the use of technology, corporate finance, talent management, marketing and compensation structuring, all of which are important components of our Board's oversight. Mr. Dyer also has broad international and cultural experience, which is critical to the proper functioning of a global firm like

ours. His management consulting background and engineering discipline are useful in overseeing the development and implementation of corporate strategies. His previous service on the board of another public company, and his chairmanship of its audit committee, provide additional grounding to our Board in governance and the oversight of a complex business organization.

Dame DeAnne Julius: Within the increasingly complex and inter-connected world in which Jones Lang LaSalle seeks to thrive, Dame DeAnne contributes an important global perspective on economics and government policy that is informed by the depth of her experience as the senior-most economist at major corporations and her involvement with organizations that are at the core of global financial policy-making. Moreover, her current and previous directorships provide her with governance and oversight experience at complex, global public companies as well as a professional services firm. She therefore contributes insights into energy, enterprise risk, environmental, healthcare/pharmaceutical and client service issues that are also critical to growth businesses within Jones Lang LaSalle.

Kate S. Lavelle: Ms. Lavelle has served as the chief financial officer for a major global consumer-oriented company and as the chief finance and accounting officer for a complex global food-service operation owned by a major non-U.S.-based international airline. As a result, she has deep experience within multi-cultural environments in accounting, corporate finance, liquidity and banking relationships, evaluating potential acquisitions, compliance and due diligence risks in emerging markets, complex financial and informational systems, enterprise risk management and investor relations, all of which are important to Jones Lang LaSalle's business and will enhance our Board's oversight of these matters. Additionally, her service as a board member at other public companies, including her current audit committee experience on another board, will inform our board's efforts to maintain best-in-class corporate governance.

Ming Lu: Mr. Lu brings to the Board extensive knowledge about overseeing the development and operations of companies in Asia, and particularly China, one of the most important regions for our future growth potential. He has broad and deep experience in evaluating and integrating acquisitions, market dynamics and structuring compensation to motivate executive behavior that is aligned with our shareholders' interests. As a partner with one of the world's most prominent private equity firms, Mr. Lu also contributes a general expertise in investment evaluation and management, enhancement of balance sheet and financial strength, entrepreneurialism, management of credit and credit agreements and management of banking and investment banking relationships.

Martin H. Nesbitt: An alumnus of our investment management business from early in his career who has continued to be involved in the development and management of different types of real estate, Mr. Nesbitt brings significant experience to the Board that is central to the core of the Company's mission and business. His experience as the co-founder and chief executive officer of an entrepreneurial real estate venture will help inform our Board's oversight of the Company's strategic development and marketing efforts, as well as the execution of its business plans. His more recent establishment of an investment fund focusing on industries such as education and healthcare will add private equity and public sector perspectives. Mr. Nesbitt's involvement in the pursuit of Chicago's Olympics bid for 2016 will be useful to our firm's continuing involvement in the planning, development and management of venues for the Olympics and other world-class sporting events. Additionally, his urban, cultural and community activities will enrich the Board's oversight of the Company's corporate social responsibility initiatives.

Sheila A. Penrose: Ms. Penrose, whose career at a significant banking organization culminated in her running its corporate business and serving as a member of its management committee, provides our Board with a depth of experience in client relationship management, all aspects of corporate finance and banking relationships, enterprise risk management, executive compensation and international business transactions. Her experience with a management consulting firm enhances our Board's oversight of strategic development activities. Her service on the board of directors of a

major foodservice retailer enhances her contribution to our Board's consideration of governance issues and the functioning of our Nominating and Governance Committee, which she chairs, and sophistication about branding and marketing matters. Ms. Penrose's role as the firm's non-executive chairman also gives her additional knowledge about our firm's services and staff which is useful to our Board's deliberations. Additionally, Ms. Penrose has been a vocal proponent of the benefits to corporations of diversity and community involvement, which has helped our Board discuss and promote those issues with our senior management.

David B. Rickard: Mr. Rickard's recent service as the Chief Financial Officer and the Chief Administrative Officer of a major U.S. retailer, and prior to that his service as the Chief Financial Officer of a major consumer products company, add important experience, including from an international perspective, to our Board in terms of corporate finance, banking relationships, operations, complex technology and other systems, acquisition evaluation and integration, enterprise risk management and investor relations. His management of complex financial and accounting functions and his experience as the chairman of the audit committees of two other NYSE-traded public companies contributes perspectives on the proper functioning of audit committees, general corporate governance and Sarbanes-Oxley matters that are useful additions to our Board overall and to our Audit Committee, which he chairs.

Roger T. Staubach: As the founder of The Staubach Company, which grew to become the premier tenant representation firm in the United States, Mr. Staubach brings significant experience with a service line that is important to Jones Lang LaSalle's business globally. His long tenure as a chief executive officer, coupled with his experience as a Navy officer and then the Quarterback for a highly successful professional football team, provide leadership qualities and perspectives on the importance of corporate ethics and integrity that are valuable to our Board's oversight of the firm. His years of building a significant real estate business add entrepreneurial and marketing expertise that are important to the oversight of our firm's growth and its ability to innovate and serve clients within the real estate industry. Moreover, Mr. Staubach's service as a member of the board of directors of three other major public companies, including his recent election to the board of CyrusOne, contributes a perspective on public company governance and oversight. His significant philanthropic and community service efforts have helped inform the Board's support of the firm's corporate social responsibility and diversity initiatives.

PROPOSAL 2

NON-BINDING ADVISORY "SAY-ON-PAY" VOTE APPROVING EXECUTIVE COMPENSATION

We are asking our shareholders to provide a non-binding "say-on-pay" advisory approval of the compensation of our Named Executive Officers as we have described it above in the "Executive Compensation" section of this Proxy Statement.

Our Board unanimously recommends you vote FOR the advisory "say-on-pay" vote approving executive compensation.

Our Board believes that that we have an executive compensation program that has proven itself over the years to have retained top-quality executives who have been appropriately motivated to act in the best interests of our shareholders, clients, staff and the other constituencies who interact with a global organization such as ours. We believe we have a program that encompasses the attributes of best-practices in compensation, including:

- Pay for performance philosophy, with significant upward and downward flexibility built to correspond to the financial results of an inherently cyclical business;
- Balanced mix of short- and long-term focused compensation;
- Significant use of equity to align with shareholder interests;
- No tax gross-ups and limited use of perquisites;
- Limited benefits in the event of a change of control, with double-trigger requirement for severance benefits and accelerated vesting of equity awards under our long-term incentive plans;
- Limited severance benefits;
- Recapture of certain incentives in the event of a subsequent restatement of financial statements; and
- Features to mitigate the use of overly-risky strategies that do not serve the longer-term sustainability of the organization.

Accordingly, our Board requests that our shareholders vote to approve our executive compensation program. While this vote is not binding on our Company, it will provide information to our Compensation Committee and our management regarding investor sentiment about our executive compensation philosophy, policies and practices. We will consider this information when determining executive compensation for 2013 and beyond.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of KPMG LLP as Jones Lang LaSalle's independent registered public accounting firm for 2013. A proposal to ratify this appointment will be presented at the 2013 Annual Meeting. We are asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2013.

The Board unanimously recommends you vote FOR ratification of such appointment.

The Audit Committee retains the right to appoint a substitute independent registered public accounting firm at any time during 2013 for any reason whatsoever.

PROXY DISTRIBUTION AND SOLICITATION EXPENSE

Jones Lang LaSalle is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access any proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

We have hired Broadridge Investor Communications Solutions, Inc. to assist us in the distribution of our proxy materials (but not for the solicitation of proxy votes). We will pay Broadridge customary fees, costs and expenses for these services.

We have hired Phoenix Advisory Partners to assist us in the solicitation of votes. We will pay Phoenix Advisors a fee of $8,500 plus customary costs and expenses for their services. We have agreed to indemnify Phoenix Advisors against certain liabilities arising out of or in connection with their services.

Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

www.jll.com

